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Follow-Up Materials

MICROFICHE CONTROL LABEL

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REGISTRANT'S NAME Adidas Salomon

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 21 2004
THOMSON FINANCIAL

FILE NO. 82- 4278 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/20/04

didas-Salomon
NNUAL REPORT 2003
e will



adidas-Salomon

NET SALES BY SEGMENT 2003 Group Net Sales € 6.267 billion



79% /// adidas is a leading brand in the sporting goods market with strong positions in footwear, apparel and hardware. adidas products offer technological innovations and cutting-edge designs to athletes of all skill levels who aspire to achieve peak performance. The adidas brand is structured in three divisions: Sport Performance, Sport Heritage and Sport Style.

11% /// Salomon is the Freedom Action Sports brand. Number one in the world for winter sports, with leading positions in alpine, nordic and snowboard products, Salomon is actively expanding its presence in summer and alternative sports as well as soft goods. All products are highly innovative and performance-oriented. The Salomon family of brands comprises Salomon, Mavic-adidas Cycling, Arc'Teryx, Bonfire and Cliche.

10% /// TaylorMade-adidas Golf offers a full range of golf hardware, footwear, apparel and accessories. It is a leader in the industry and the number one metalwood golf brand. TaylorMade-adidas Golf markets products under the brand names TaylorMade, adidas Golf and Maxfli.

NET SALES € in millions

1999	5,354
2000	5,835
2001	6,112
2002	6,523
2003	6,267

BASIC EARNINGS PER SHARE €

1999	5.02
2000	4.01
2001	4.60
2002	5.04
2003	5.72

FINANCIAL HIGHLIGHTS

	2003	2002	Change
Operating Highlights € in millions			
Net sales	6,267	6,523	(3.9%)
Income before taxes	438	390	12.3%
Net income	260	229	13.8%
Key Ratios %			
Gross margin	44.9	43.2	1.7pp
Selling, general and administrative expenses as a percentage of net sales	35.6	34.4	1.1pp
EBITDA as a percentage of net sales	10.2	9.3	0.9pp
Effective tax rate	38.0	37.9	0.1pp
Net income as a percentage of net sales	4.2	3.5	0.6pp
Equity ratio	32.4	25.4	7.0pp
Financial leverage	69.8	138.5	(68.7pp)
Balance Sheet Data € in millions			
Total assets	4,188	4,261	(1.7%)
Inventories	1,164	1,190	(2.2%)
Receivables and other current assets	1,335	1,560	(14.5%)
Working capital	1,433	1,445	(0.8%)
Net total borrowings	946	1,498	(36.8%)
Shareholders' equity	1,356	1,081	25.4%
Per Share of Common Stock €			
Basic earnings per share	5.72	5.04	13.6%
Diluted earnings per share	5.72	5.04	13.6%
Basic earnings per share (without goodwill amortization)	6.71	6.04	11.1%
Operating cash flow per share	14.32	11.77	21.7%
Dividend per share	1.00[1]	1.00	0.0%
Share price at year-end	90.30	82.30	9.7%
Other at year-end			
Number of employees	15,686	14,716	6.6%
Number of shares outstanding	45,453,750	45,422,500	0.1%
Average number of shares	45,452,361	45,366,100	0.2%

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

[1] Subject to Annual General Meeting approval.

adidas-Salomon SEGMENTAL INFORMATION € in millions

	2003	2002	Change
adidas			
Net sales	4,950	5,105	(3.0%)
Gross profit	2,008	2,004	0.2%
Operating profit	365	343	6.3%
Number of employees at year-end	9,547	8,852	7.9%
Salomon			
Net sales	658	684	(3.8%)
Gross profit	264	279	(5.5%)
Operating profit	35	39	(9.8%)
Number of employees at year-end	2,829	2,795	1.2%
TaylorMade-adidas Golf			
Net sales	637	707	(10.0%)
Gross profit	290	345	(16.0%)
Operating profit	67	74	(9.2%)
Number of employees at year-end	1,166	1,078	8.2%

O B

2003 TARGETS	2003 RESULTS	2004 TARGETS
GROW CURRENCY-NEUTRAL SALES BY AROUND 5%	→ GROUP SALES REACH € 6.267 BILLION (CURRENCY-NEUTRAL SALES UP 5%)	→ DRIVE CURRENCY-NEUTRAL SALES GROWTH OF 3 TO 5%
EXPAND AND COMMERCIALIZE adidas FOOTWEAR TECHNOLOGY: CLIMACOOL® (SALES TARGET: 2 MILLION PAIRS) a³® (SALES TARGET: 750,000 PAIRS)	→ COMMERCIALIZATION OF NEW INNOVATIONS SUCCESSFUL: 3.5 MILLION PAIRS OF CLIMACOOL® SOLD 1 MILLION PAIRS OF a³® SOLD	→ BRING MAJOR NEW TECHNOLOGY EVOLUTIONS AND REVOLUTIONS TO MARKET: a³®, CLIMACOOL®, PREDATOR®, ROTEIRO™ FOOTBALL, F50 FOOTBALL BOOT, GROUND CONTROL SYSTEM™, T-MAC 4 LACELESS FOOTWEAR TECHNOLOGY
DELIVER DOUBLE-DIGIT CURRENCY-NEUTRAL SALES GROWTH IN ASIA AND NORTH AMERICA	→ CURRENCY-NEUTRAL SALES GROW 7% IN ASIA BUT DECLINE 6% IN NORTH AMERICA	→ DELIVER CURRENCY-NEUTRAL TOP-LINE GROWTH AT ALL BRANDS
DELIVER GROSS MARGIN OF 42 TO 43%	→ GROSS MARGIN REACHES 44.9%	→ EXPAND GROSS MARGIN FOR THE FIFTH CONSECUTIVE YEAR
		→ VISIBLY INCREASE OPERATING MARGIN
DECREASE WORKING CAPITAL AS A PERCENTAGE OF SALES	→ WORKING CAPITAL AS A PERCENTAGE OF SALES INCREASES SLIGHTLY TO 22.9%	→ CONTINUE TO OPTIMIZE WORKING CAPITAL MANAGEMENT
REDUCE DEBT BY AT LEAST € 100 MILLION	→ DEBT REDUCED BY € 552 MILLION	→ CONTINUE DEBT REDUCTION
DRIVE EARNINGS GROWTH OF 10 TO 15%	→ EARNINGS UP 14% TO HIGHEST EPS EVER	→ DRIVE EARNINGS GROWTH OF AT LEAST 10%
MAINTAIN AND EXPAND SHAREHOLDER CONFIDENCE	→ SHARE PRICE UP 10% AND SHAREHOLDER BASE EXPANDS (INTERNATIONAL SHAREHOLDERS NOW REPRESENT MORE THAN 80% OF IDENTIFIED SHAREHOLDERS)	→ FURTHER INCREASE SHAREHOLDER VALUE FOR INVESTORS

Whether it's the Olympic gold,
a personal best or an
ambitious corporate
mission. Our ability to
set high goals and achieve
them is what gives each of us
strength and makes "us"
a winning team.
At adidas-Salomon we have
been writing sports history
for more than 80 years.
adidas-Salomon → we will.




Pushing forward
Team leader, motivator,
inspirator, fighter, driver...
Sometimes I'm the bottom
line who pushes ten men forward.
To their limits and beyond.
To victory. /// Oliver Kahn
Goalkeeper of the
German National Football Team

Two-time NBA
Most Valuable Player


Shooting for the stars


I've been practicing every day of my life.
I can't remember not playing football.
It's an integrated part of my life! /// David Beckham
Real Madrid Football Player
Practicing every day
SIEMENS
Mobile


Controlling the court

The fate of that little yellow ball lies in my hands.
My arm. My will. She who rules the ball, controls the court.
The game. The opponent. /// Justine Henin-Hardenne
World's Number One Ranked Tennis Player


Breaking records
adidas
ΕΛΛΑΣ
Going to the limit.
And beyond. Feeling every muscle,
every fiber, every urge to scream.
With every extra kilo that I lift.
That's how I break records. And that's
how I'll reach the Olympic pinnacle.
For the fourth time. /// Pyrros Dimas
Three-time Olympic Weightlifting Champion


My life
VISA
15
HYPO
CROA


Achieving goals
I have a huge desire to be the best I can possibly be every time I walk onto the field. I set myself goals doing everything within my power to achieve them and develop as a person and a professional sportsman. I want to finish my career with no regrets, knowing I made the most of my potential as well as the opportunities given to me by the hard work and support of others. /// Jonny Wilkinson / Member of the English National Rugby Team / 2003 World Champions


My mark
I was young when I grew intent on becoming a
professional golfer and making my mark.
The golf course was where I played. It was where I lived.
It was what I dreamed. /// Mike Weir
2003 Golf Masters Champion


We screamed. We scored.
We ran. We fought. We screamed. We sweat. We swore.
We yelled. And we jumped. For joy. Because we scored. And we won what
only one team can win: The World Cup. /// Women's German
National Football Team / 2003 World Champions


32
Every time I win


It's up to me

Waiting, provoking, finding the gap, pouncing.
Spotting the feint. Anticipating every move.
How long does it take to strike? And for the opponent to counter. It's up to me. And my will. /// Kristin Suchorski
Member of the US Fencing World Championship Team


The best in the world
Radio&TV


Over the bar, gravity fades. The air gets thinner.
The competition thins out. And the training gets tougher.
This is where I reign. And I won't share.
With anybody. /// Hestrie Cloete / High Jump World Champion
This is where I reign
TOYOTA
892
DIMAS


Making the break
ETHIOPIA
TDK
423
PARIS 2003 ST-DENIS
ETHIOPIA
TDK
426
PARIS 2003 ST-DENIS
Just 1,600 meters to go. 25,000 hours of training, 10,000 liters of sweat, 320 pairs of shoes and valleys of exhaustion behind me. Breaking away from the pack. Leaving the field behind, unmatched. The run of my life. /// Haile Gebrselassie
Double Olympic and Four-time World 10,000m Champion



With your heart
You can't win this game by playing with your feet alone. You only stand a chance if you play with your heart and your head. /// Zinedine Zidane / Three-time World Football Player of the Year

Operational and Sporting Highlights /// Page 28
Our Share /// Page 30



adidas-Salomon Executive Board /// At adidas-Salomon, our passion for sport and a sporting *lifestyle* influences everything we do. We are a team and together we are a global leader in the sporting goods industry.



DEAR SHAREHOLDERS,

Truly committed athletes always seem to find a way to win even in the toughest conditions – and this certainly comes to mind when I look at adidas-Salomon's performance in 2003.

The year started with huge uncertainties globally, both in the political and financial arenas. Add to that exchange rate differentials (especially the euro/US dollar), which widened continuously throughout the year and reduced reported sales by over € 300 million, plus a slowdown in both our North American and Sport Heritage businesses within brand adidas, and you get a sense of what we faced in 2003.

But what I love about adidas-Salomon is that even – if not especially – in tough times, we know how to tackle challenges, to exploit open opportunities and how to work hard to realize our goals. In 2003, that meant creating a stream of exciting product and marketing news throughout the year as well as taking important operational steps forward.

On the product side, we introduced the ClimaCool® 2 and a³® Twin Strike footwear technologies, the Roteiro™ football, the Ellipse™ 10.0 ski boot and the RAC irons. All of these innovations are selling through at levels above our expectations and helped our brands gain important visibility throughout the market.

Helping promote these outstanding products were adidas-Salomon athletes who won countless titles and medals at the year's most important sporting events. Highlights included the German national football team winning the Women's World Cup, Kim Collins sprinting to victory at the Track and Field World Championships, and Ian Thorpe taking gold at the World Swimming Championships. Ivica and Janica Kostelic dominated the World Skiing Championships, golfer Mike Weir won the Masters, number one ranked Justine Henin-Hardenne won three Grand Slam tennis tournaments and NBA stars Tracy McGrady, Tim Duncan and Kevin Garnett were top players in the league.

We also made important operational strides forward in 2003. Our successful "Winning in Europe" program delivered its first positive results, with currency-neutral sales in the Group's biggest and most profitable region increasing 8%. This is our strongest growth rate in Europe in five years and higher than all our major competitors. And the list goes on. We successfully united Mavic and adidas Cycling to make us one of the few integrated cycling suppliers in the industry. We received great response to the launch of our adidas Sport Style collection, which was created in cooperation with star designer Yohji Yamamoto. And we issued a € 400 million convertible bond and a $ 175 million private placement, which helped us secure low interest expenses on our long-term borrowings.

But I don't want to beat around the bush. 2003 also had more than its share of challenges. Performance at our adidas business in North America was disappointing. Sales declined due to the very promotional retail environment and an oversupply of adidas product in some channels. We also had to deal with a personal setback when my colleague and fellow Executive Board member Ross McMullin resigned as Head of North America due to health reasons. However, I am pleased that in addition to his Global Marketing responsibilities, Erich Stamminger has assumed the position of President and CEO of adidas America. Erich has the experience and skills needed to make the US operations perform to the level we know it can.

Another important topic for us in 2003 was the slowing of our adidas Sport Heritage business, after significant growth rates in 2001 and 2002, where we nearly doubled our sales. This, however, was intended, as we aimed to put products into the right channels and markets but to avoid "overcrowding" in others. In this way, we are able to limit the risk inherent in trend-oriented collections, which is obviously considerably higher in our Sport Heritage business than it is for our performance-oriented products.



HERBERT HAINER, 49 /// CHAIRMAN AND CHIEF EXECUTIVE OFFICER / GERMAN
We will→ strive to have our core values reflected in every part of our business. Passion, authenticity and commitment characterize our drive to lead the industry.



GLENN BENNETT, 40 /// GLOBAL OPERATIONS / AMERICAN
We will→ lead in supply chain innovation by creating and delivering products to our markets in ways which exceed our customers' expectations.



MANFRED IHLE, 62 /// LEGAL AND ENVIRONMENTAL AFFAIRS / GERMAN
We will→ approach future challenges and opportunities as a team, optimizing returns for stakeholders through fair and sustainable business practices.



MICHEL PERRAUDIN, 56 /// GLOBAL HUMAN RESOURCES, KEY PROJECTS AND CORPORATE SERVICES / SWISS
We will→ continue to recognize employees as the most important source of success, fully aware that winning is always a team effort.



ROBIN STALKER, 45 /// FINANCE / NEW ZEALANDER
We will→ *continue to improve* our financial structure, resources and performance as a basis for further operational success and growth.



ERICH STAMMINGER, 46 /// GLOBAL MARKETING AND NORTH AMERICA / GERMAN
We will→ consistently bring best products, communication and above all adidas-Salomon

in 2003 by 5%, delivered a record gross margin and posted our highest earnings ever. In addition, we reduced debt by more than € 500 million. These achievements reflect our Group's commitment and ability to continuously deliver high-quality financial performance.

Therefore, it is especially important for me to take this opportunity to thank our employees for their tremendous contribution. Our achievements in 2003 are a team effort, and I know we have what it takes to again deliver strong performance in 2004. Thanks also to you, our shareholders, for your ongoing trust and support.

We are now concentrating all our efforts on strengthening our position again in 2004. With the European Football Championships in Portugal and the Summer Olympics in Athens, we have two major sporting events where adidas-Salmon will clearly be positioned at center stage. We are launching numerous new products and our first ever global brand campaign entitled "Impossible is Nothing", which embodies the spirit we think is most important in competition and sport. With our new team in North America, we are ready to give our competition a real taste of what adidas means to consumers, globally. That means fine-tuning our distribution, enhancing our brand message, and improving our retail presence. In Europe, we will expand our market-leading position even further, and in Asia and Latin America, we will continue to grow faster than our competitors. To sum it all up, in 2004, we will strengthen our brands, grow the bottom line and take all the steps necessary to ensure continued growth in the future.

Yours sincerely,

Herbert Hainer
Chairman, Chief Executive Officer
March 2004

ıdidas-Salomon strives to be the global eader in the sporting goods industry with sports brands built on a passion for sports and a sporting lifestyle.

→ We are consumer focused. That means we continuously improve the quality, look, feel and image of our products and our organizational structures to match and exceed consumer expectations and to provide them with the highest value.

→ We are innovation and design leaders who seek to help athletes of all skill levels achieve peak performance with every product we bring to the market.

→ We are a global organization that is socially and environmentally responsible, creative and financially rewarding for our employees and shareholders.

performance.

→ In the medium term, we will extend our leading market position in Europe, expand our share of the US footwear market and be the fastest growing major sporting goods supplier in Asia and Latin America. The resulting top-line growth, together with strict cost control and working capital improvements, will drive over-proportionate earnings growth.

EUROPE (INCL. AFRICA AND MIDDLE EAST)
(1) **adidas-Salomon AG Headquarters** /// Herzogenaurach / Germany
(2) adidas International B.V. /// Amsterdam / Netherlands
(3) adidas International Marketing B.V. /// Amsterdam / Netherlands
(4) adidas International Trading B.V. /// Amsterdam / Netherlands
(5) adidas (UK) Ltd. /// Stockport / Great Britain
(6) adidas Sarragan France S.a.r.l. /// Landersheim / France
(7) adidas Italia S.r.l. /// Monza / Italy
(8) adidas-Salomon Espana S.A. /// Zaragoza / Spain
(9) Salomon S.A. /// Annecy / France
(10) Salomon Taylor Made Ltd. /// Basingstoke / Great Britain
(11) Mavic S.A. /// Annecy / France
(12) Cliché S.A.S. /// Lyon / France

NORTH AMERICA
(13) **adidas Salomon North America Inc.** /// Portland, Oregon / USA
(14) **Taylor Made Golf Co. Inc.** /// Carlsbad, California / USA
(15) **Arc'Teryx Equipment, Inc.** /// Vancouver / Canada
(16) **Bonfire Snowboarding, Inc.** /// Portland, Oregon / USA

ASIA
(17) **adidas-Salomon International Sourcing Ltd.** /// Hong Kong / China
(18) **adidas Japan K.K.** /// Tokyo / Japan
(19) **adidas Korea Ltd.** /// Seoul / Korea
(20) **adidas Australia Pty. Ltd.** /// Mulgrave, Victoria / Australia
(21) **Salomon & Taylor Made Co., Ltd.** /// Tokyo / Japan

LATIN AMERICA
(22) adidas Latin America S.A. /// Panama City / Panama

For a detailed list of all adidas-Salomon subsidiaries, see Consolidated Financial Statements (IFRS)/Shareholdings.

adidas-Salomon in the World /// adidas-Salomon is a global player which is represented in major markets all over the world. The Group comprises 115 subsidiaries with headquarters in Herzogenaurach, Germany. The major subsidiaries are highlighted in the adjacent world map.


15
16
13
14
22
10
5
8
17
19
18
21
20

OPERATIONAL HIGHLIGHTS 2003 ///



FEBRUARY /// adidas signs a long-term partnership agreement with the NBA's Most Valuable Player Tim Duncan.

MARCH /// Salomon S Core technology is awarded Innovation in Surfing during the 2003 Australian Surfing Hall of Fame awards.

APRIL /// Mavic-adidas Cycling is formed as a new operational unit to manage the Group's road cycling and mountain biking activities.

AUGUST /// adidas signs six-time NBA All-Star Kevin Garnett to a lifetime contract. Along with Tracy McGrady and *Tim Duncan, Garnett gives adidas three* of the top five players in the league.



SEPTEMBER /// *For the fourth time in a* row, adidas-Salomon is selected to join the Dow Jones Sustainability Indexes (DJSI), tracking the performance of the leading sustainability-driven companies worldwide.



SEPTEMBER /// New product launches such as the Miscela women's set, the HT irons and the XD metalwoods play a key role in the strong performance of TalyorMade-adidas Golf.



NOVEMBER /// adidas-Salomon CEO Herbert Hainer receives Germany's most important media award, the Bambi, in the business category.



NOVEMBER /// adidas launches the new F50 football collection. The advertising campaign features football *players such as David Trézéguet,* Hernan Crespo, Djibril Cissé, and Javier Saviola.

NOVEMBER /// The official match ball of the UEFA EURO 2004™, the *adidas Roteiro™*, is unveiled by the Portuguese national team players.



SPORTING HIGHLIGHTS 2003 ///



FEBRUARY /// Brother and sister Ivica and Janica Kostelic win a combined three gold medals at the World Championships in St. Moritz, Switzerland. Salomon athletes take home half of the event's gold medals.

FEBRUARY /// Basketball star Tracy McGrady ranks No. 1 in the NBA in points scored per game and is the top pick for the NBA All-Star Game.



FEBRUARY /// Candide Thovex wins Superpipe at the X-Games in Aspen/Colorado. In Skier X, Salomon Crossmax® riders win four medals at the event.



MAY /// Tim Duncan is named the NBA's Most Valuable Player for the second straight season and later leads his team to the NBA Championships.



MAY /// adidas sponsored AC Milan wins its sixth UEFA Champions League title in Manchester, England, where adidas presents the Finale match ball.



JUNE /// David Beckham, the world's most popular football player, switches to adidas sponsored Real Madrid. More than two billion people view his formal signing live on television.

JULY /// At the Open Championship in Sandwich, England, one of the biggest Major tournaments worldwide, TaylorMade-adidas Golf confirms its No. 1 position in drivers, fairway woods und irons.

AUGUST /// The Track and Field Championships in Paris see numerous *adidas athletes win gold, including* sprinter Kim Collins (St. Kitts & Nevis) and high jumper Hestrie Cloete (South Africa).



SEPTEMBER /// At the Berlin inline skate marathon, SAAB Salomon World Team skaters Juan-Carlos Betancur and Pascal Briand win the event and take the victory in the Grand Prix and World Inline Cup overall rankings respectively.





OCTOBER /// adidas Sport Style presents its spring/summer 2004 collection during the Paris Fashion Week. The new collection, designed by Yohji Yamamoto, draws its inspiration from the upcoming 2004 Olympic Games.


new

NOVEMBER /// Just eight months after the laying of the foundation stone, the new adidas factory outlet is opened in Herzogenaurach. Uli Hoeness, manager of FC Bayern Munich, and the German national team players Oliver Kahn and Michael Ballack are among the guests attending this event.



DECEMBER /// The adidas Rugby World Cup Campaign wins this year's Print Epica d'Or award, Europe's premiere creative award.



DECEMBER /// Germany's second adidas Originals Store opens in Munich. Additional Originals Stores were opened in Seoul, Singapore, Milan and Miami during 2003.


adidas

FEBRUARY /// With 8:04:69, Haile Gebrselassie sets a new world record in the two-mile event and becomes 3000 meter Indoor World Champion in Birmingham, England. Haile, the most successful long-distance runner ever, has now *broken 17 world records.*



MARCH /// At the 2003 WGC Accenture *World Match Play Championship*, which assembled 64 of the top 66 players in the World Golf Rankings, TaylorMade's R500 Series drivers rank No. 1, and TaylorMade's RAC irons are also No. 1.



APRIL /// NBA top scorer Tracy McGrady finishes the season averaging 32.1 points per game.





JULY /// Ian Thorpe with his revolutionary adidas JetConcept full body swimsuit wins three gold medals at the FINA World Swimming Championships in Barcelona.



JULY /// Mavic-adidas Cycling celebrates *30 years of Mavic participation* at the centennial Tour de France with the Ksyrium™ SSC SL Tour de France wheel, *a special edition* featuring Mavic's finest technology.

SEPTEMBER /// *adidas* is the official sponsor, supplier and licensee of the FIFA Women's Football World Cup, which is won by the adidas sponsored German team 2-1 against Sweden.



NOVEMBER /// This year's dominating player on the WTA Tour, adidas sponsored Justine Henin-Hardenne, finishes the tennis season in the No. 1 position.



NOVEMBER /// England clinches the 2003 Rugby World Cup title after a beautiful drop goal from flyhalf Jonny Wilkinson in the last minute of extra time.



Our Share ///

AFTER HAVING BEEN THE TOP PERFORMER IN THE DAX-30 FOR TWO CONSECUTIVE YEARS, THE *adidas*-Salomon SHARE HAD ANOTHER SUCCESSFUL YEAR IN 2003 WITH SHARE PRICE APPRECIATION OF 10%. INCREASED ANALYST COVERAGE OF adidas-Salomon IS FURTHER EVIDENCE OF OUR RECOGNITION WITHIN THE FINANCIAL COMMUNITY. OUR SUCCESSFUL CONVERTIBLE BOND ISSUE WAS ALSO WELL RECEIVED BY INVESTORS AND THE FINANCIAL COMMUNITY. AND BY SETTING THE DIVIDEND PAYOUT RATIO WITHIN OUR TARGETED RANGE WE HAVE AGAIN DEMONSTRATED OUR ONGOING COMMITMENT TO OUR SHAREHOLDERS IN 2003.

THE adidas-Salomon SHARE

Number of shares outstanding	
2003 average	45,452,361
at year-end 2003	45,453,750[1]
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Stock exchange	Frankfurt
Stock registration number	ISIN DE0005003404
Stock symbol	ADS
Important indices	DAX-30
	MSCI World Textiles, Apparel & Luxury Goods
	Deutsche Börse Prime Consumer Index
	Dow Jones STOXX
	Dow Jones EURO STOXX
	Dow Jones Sustainability
	FTSE4Good Europe

[1] All of the shares carry full dividend rights.

HISTORICAL PERFORMANCE OF THE adidas-Salomon SHARE AND IMPORTANT INDICES AT YEAR-END 2003 in %

	1 year	3 years	Since IPO[1]
adidas-Salomon	10	37	160
DAX-30	37	(38)	69
MSCI World Textiles, Apparel & Luxury Goods	44	6	43

[1] November 17, 1995

STOCK MARKET RECOVERY IN 2003 /// The performance of stock markets worldwide was largely positive during 2003. While the majority of shares as well as major indices developed poorly at the beginning of the year, stock markets started to recover in the second quarter and continued their strong performance towards the end of the 12-month period. In addition to an improved economic outlook due to tax cuts and interest rate reductions in the USA and Europe, this development was largely driven by positive corporate news flow over the last few months. While the adidas-Salomon share outperformed both the DAX-30, Germany's premiere stock index, and the Morgan Stanley Capital International (MSCI) World Textiles, Apparel & Luxury Goods Index, which comprises the Group's major competitors, in the first quarter of the year, company-specific issues dampened our full year share price development compared with competitors, despite improving stock market conditions.



120
100
80
60
Dec. 31 2002
Dec. 31 2003

adidas-Salomon
DAX-30
MSCI World Textiles, Apparel & Luxury Goods

[1]Index: December 31, 2002 = 100

HIGH AND LOW SHARE PRICES PER MONTH



90
80
70
60
83.40
71.46
76.55
69.53
82.91
72.26
86.32
77.10
82.61
73.94
79.23
71.85
74.90
71.51
76.27
70.25
78.08
74.58
80.78
75.53
86.25
80.72
91.36
84.82
Jan. 2003
Dec. 2003

30-day moving average
High and low share prices per month

and reached its year low of € 69.53 in February after several US athletic specialty retailers released disappointing quarterly results. This decline in the adidas-Salomon share price were partially offset by increases in March, which were mainly due to our positive final 2002 full year results and hopes for a quick resolution to the war in Iraq.

US BACKLOG DEVELOPMENT IMPACTS SHARE PRICE IN Q2 /// While weak economic conditions continued at the beginning of the second quarter, the sooner-than-expected end of the war in Iraq led to improvements for both the equity market and the adidas-Salomon share. However, this share price appreciation was quickly eliminated after the release of our first quarter results, which included flat adidas backlog development in North America and disappointed the market given the double-digit growth rates in previous quarters.

both in the USA and Europe. The performance of the adidas-Salomon share remained depressed at the beginning of the quarter. While the announcement of our convertible bond offering led to strong short-term increases, information concerning further backlog deterioration in North America drove a share price decline at the end of September.

STRONG SHARE PRICE APPRECIATION IN Q4 /// Most major indices continued to advance throughout the fourth quarter due to the improving general global economic conditions as well as increases in both consumer and business confidence. The adidas-Salomon share price also grew strongly during the three-month period driven by strong quarterly results, the further appreciating euro versus the US dollar and the positive outlook for retailers both in the USA and Europe during the holiday season. As a result, the share price reached its year high of € 91.36 on December 29. At the end of the year, the share price stood at € 90.30, representing an improvement of 10% compared to the end of 2002. The DAX-30 improved 37% during the year and the MSCI World Textiles, Apparel & Luxury Goods Index advanced 44% during the 12-month period.

MEMBERSHIP IN HIGH-QUALITY INDICES /// The adidas-Salomon share is included in a variety of high-quality indices around the world which act as indicators for the development of the respective markets and regions. Most importantly, as one of the 30 largest exchange-listed companies in Germany, our share is included in the DAX-30, Germany's premiere stock index. At the end of 2003, our share was ranked number 19 (2002: 21) and 23 (18) in the DAX-30 respectively, as reported by Deutsche Börse, according to the two key criteria, 12-month average equity turnover and market capitalization. Our share is also a member of the Dow Jones STOXX, the Dow Jones EURO STOXX and the MSCI World Index as well as all corresponding sector indices. In addition, the adidas-Salomon share has once again been selected for the Dow Jones Sustainability Indexes in 2003 and is included in the FTSE4Good Europe Index. This underlines our ability and determination to combine a strong financial performance with the commitment to environmental sustainability, a positive relationship with our stakeholders and dedication to supporting human rights.

EXTENSIVE AND POSITIVE ANALYST COVERAGE /// In 2003, more than 40 banks released research reports on adidas-Salomon on a regular basis. This represents an increase versus 2002 and is further evidence of our recognition within the financial community. The majority of these analysts (58%) issued a "buy" recommendation for our share in their latest publication during the 12-month period. Another 36% recommended investors to "hold" our share. Only 6% ranked our share in the "sell" category.

SUCCESSFUL CONVERTIBLE BOND ISSUE /// At the beginning of October, we successfully issued a convertible bond with a volume of € 400 million. It was well received by convertible investors, shareholders and the financial community in general. This was reflected in the 5% share price increase on the announcement date. In addition, as a result of strong market demand, we were able to set the interest coupon at a favorable 2.5% p.a., thereby capitalizing on the low interest rates available at the time. At € 102.00, the conversion price represents a conversion premium of 40% over the reference share price of € 72.86 on the launch date, August 27, 2003. The bond can be converted into shares upon the occurrence of certain conditions related to share price performance, bond performance and certain events, such as mergers and other reorganizations (see note 15). Trading of the convertible bond commenced on October 10, 2003 on the Frankfurt stock exchange.

€ 1.00 DIVIDEND WITHIN GROUP'S PAYOUT RANGE /// The adidas-Salomon Executive Board will recommend paying a dividend of € 1.00 for 2003 to our shareholders at the Annual General Meeting on May 13, 2004. This proposal, which represents a total payout of approximately € 45 million and a payout ratio of 17%, reflects our continued commitment to improve the Group's financial condition while also creating substantial value for our shareholders. 2003 is the eighth consecutive year in which, subject to Annual General Meeting approval, we were able to meet or exceed the targeted range defined in our dividend policy, which recommends a payout ratio of between 15 and 20% of consolidated net income.

INTERNATIONAL CHARACTER OF SHAREHOLDER BASE CONTINUES TO INCREASE /// Based on the amount of invitations to our Annual General Meeting in May 2003, we currently estimate a total of around 95,000 shareholders. According to our most recent annual ownership analysis conducted in May 2003, our shareholder structure has continued to develop towards a more international ownership base. Of the known institutional investors, which accounted for 82% (2002: 76%) of the Group's 45.5 million outstanding shares, North Americans formed the biggest group. Their shareholdings increased to 34% (2002: 31%). German institutional investors held 16% of outstanding shares versus 19% in the prior year. Other European investors accounted for 28% of adidas-Salomon's shares. This compares to 22% in 2002. Holdings of other international shareholders remained stable at 4%. Smaller, undisclosed holdings, which mainly include retail investors, made up 13% of the shares outstanding (2002: 19%). adidas-Salomon Management, which comprises current members of the Executive and Supervisory Boards, continued to hold less than 5%. Information regarding Directors' Dealings can be found in the Corporate Governance section on our corporate website at www.adidas-Salomon.com.

wide variety of topics and held more than 400 one-on-ones with analysts and institutional investors. In addition, we have enhanced our participation in retail investor presentations and met with different shareholders' representatives on several occasions. In September 2003, we *invited the financial community to participate in* our fourth annual Investor Day at our headquarters in Herzogenaurach. In addition to presenting current targets and strategies, the day focused on our latest innovations, brand concepts and product lines. In order to make this information available to as wide an audience as possible, all documents that were presented during the event are available on our corporate website at www.adidas-Salomon.com. In addition, adidas-Salomon webcasts all its analyst conferences as well as the Annual General Meeting live on the Internet. Archived versions of these events and all related information remain available anytime thereafter.

(after goodwill amortization)	€	**5.72**	5.04
Diluted earnings per share	€	**5.72**	5.04
Year-end price	€	**90.30**	82.30
High	€	**91.36**	88.95
Low	€	**69.53**	64.28
Dividend per share	€	**1.00**[1]	1.00
Dividend payout	€	**45,453,750**	45,422,500
Dividend payout ratio	%	**17**	20
Dividend yield (12-month average)	%	**1.29**	1.27
Shareholders' equity per share	€	**29.83**	23.81
Price-earnings ratio at year-end		**15.79**	16.33
Average trading volume			
per trading day	shares	**398,483**	307,403
Market capitalization			
at year-end	million €	**4,104**	3,738
DAX-30 ranking[2] at year-end			
Turnover		**19**	21
Market capitalization		**23**	18

[1] Subject to Annual General Meeting approval
[2] As reported by Deutsche Börse AG



Hold **36%**
Buy **58%**

[1] At year-end

SHAREHOLDER STRUCTURE[1]



Rest of the world **4%**
Management **<5%**
Other, undisclosed holdings **13%**
Germany **16%**
North America **34%**
Europe (excl. Germany) **28%**

[1] As at May 2003


Power, speed, stamina
My mission: Keep my fists up. Longer than my opponent. My secret? Train, train, train. Power, speed, stamina, punch, reflex. Again and again. Over and over. That helps. But not my opponents. /// Laila Ali
IBA Super Middleweight Champion


STRATEGY /// Group Strategy /// Our Brands and Divisions /// Brand Strategies

CONSUMER-ORIENTED BUSINESS MODEL


CONSUMER
fashion-conscious consumers
sports lifestyle consumers
performance athletes
freeride athletes
golfers
BRANDS/DIVISIONS →
adidas Sport Style
adidas Sport Heritage
adidas Sport Performance
Salomon
TaylorMade-adidas Golf
FOCUSED RESOURCES
Marketing
Operations
Sales

Our Strategy /// To achieve our goal of leadership in the sporting goods sector, adidas-Salomon continually focuses on strengthening and developing our brands. We aim to maximize consumer impact and enhance brand profitability through the application of five strategic approaches.

 GROUP STRATEGY

MATCHING OUR STRUCTURE TO OUR CONSUMERS /// Anticipating and fulfilling consumer desires and needs is central to building powerful brands. The adidas-Salomon organization is uniquely structured to ensure that our brand values are intrinsically linked to the particular expectations and aspirations of our consumers. This is a deliberate move away from the traditional industry approach along footwear, apparel and hardware lines, and is a competitive advantage for our Group.

EXTENDING DESIGN AND INNOVATION LEADERSHIP /// Consumer buying and brand perception in the sporting goods sector are intrinsically linked to cutting-edge design coupled with market-leading, high-profile technologies that capture consumer imagination. At adidas-Salomon, we are committed to keeping our product pipeline full with new, exciting designs and technologies. We plan to launch at least one major new technology or technological evolution per year to excite consumers and demonstrate our leadership in market innovation. In 2004, we are introducing several major new technologies (see Group Management Report/Outlook). These include the Roteiro™, the industry's first thermal-bonded football, which will premiere at the UEFA EURO 2004™ European Football Championships. In addition, our Ground Control System™ is the first major footwear technology co-developed by adidas and Salomon for adventure products and is based on a unique heel shock absorption mechanism for uneven surfaces. We will also introduce the T-MAC 4 Laceless Footwear Technology, which brings the first laceless basketball shoe to the market with exciting design elements.

DEVELOPING LEADING POSITIONS IN ALL OUR MAJOR MARKETS /// We are in the business to win. We aim to have number one or number two positions in all the markets and categories in which we compete. On a regional basis, our efforts start in Europe, where we will extend our leadership position with our "Winning in Europe" program to drive both top- and bottom-line growth for the coming years. In North America, our goal is to deliver top-line currency-neutral growth at all our brands and increase market share significantly in the next three to five years. In Asia, we are striving to become the market leader with top positions in the region's major markets. And in Latin America, our goal is to continue our status as the fastest growing sporting goods supplier over the next five years.

ACHIEVING EXCELLENCE IN EXECUTION /// Great products and marketing are vital to success in our industry, but sales success often depends on consistent on-time retail delivery, ensuring best quality and the ability to go the extra mile for the customer. We are particularly focused on improving apparel product quality and delivery. To this aim, we have initiated a new "Apparel Breakthrough" strategy which utilizes cross-functional teams throughout the Group to improve performance in this key product category. Our success in shortening and customizing the global supply chain, ensuring best-practice social and environmental standards and our ongoing commitment to customer service are just a few examples of our commitment to executional excellence.

FOCUSING ON FINANCIAL HEALTH /// Our Group knows that while top- and bottom-line growth is critical to our goal of being the leading sporting goods group in the world, performance is also measured by other criteria. The indicators of financial health that are highest priorities for us include operating margin, working capital and debt level. We intend to make visible improvements to the operating margin in 2004 and believe we can be among the leaders in the industry in this category over the next three to five years. Tight management of working capital continues to be a focus. And we will further optimize the Group's financial leverage with continued strides in debt reduction.

adidas

adidas Sport Performance ///	adidas Sport Heritage ///	adidas Sport Style ///
This is the largest adidas division (83% of adidas sales) with products "engineered to perform" for athletes of all abilities. Technological innovation and a commitment to performance are the cornerstones of this division.	The products of this division extend the unique and authentic heritage of adidas to the sports lifestyle market. Revenues from the Sport Heritage division currently comprise 17% of brand adidas sales.	This division, which first released products in 2003, targets the growing set of cosmopolitan consumers who are looking for exclusive, style-leading products that have relevant and differentiating characteristics.

Our Product Portfolio /// One of the key strengths of our Group lies in the range of our brands. Each brand, with its own distinct identity, is clearly focused to meet the needs of a specific sector within the sporting goods market. This differentiation is crucial and helps us maximize our impact with consumers.

OUR BRANDS AND DIVISIONS

Salomon

Salomon ///	Mavic-adidas Cycling ///	Bonfire ///	Arc'Teryx ///	Cliché ///
Salomon is the Freedom Action Sports brand. Number one in the world for winter sports, with leading positions in alpine, nordic and snowboard products, Salomon is actively expanding its presence in summer and alternative sports as well as soft goods. All products are highly innovative and performance-oriented.	Mavic-adidas Cycling combines the strength of Mavic, a leading producer of high end bicycle rims, wheels and other cycling components with the expertise of adidas Cycling in soft goods, i.e. footwear, apparel and accessories.	Bonfire is a supplier of snowboard-specific and snowboard lifestyle apparel, with a focus on innovative and progressive design.	Arc'Teryx is the leading North American specialist in outdoor apparel, climbing equipment and high-end protective shells.	Cliché is a leading European skateboard brand. Cliché supplies skateboard equipment and apparel.

TaylorMade-adidas Golf

TaylorMade ///	adidas Golf ///	Maxfli ///
TaylorMade offers a full range of golf hardware and accessories. It is a leader in the industry and the number one supplier of metalwoods.	adidas Golf is a leading supplier of high-quality golf footwear and apparel.	Maxfli designs and develops premium golf balls and golf accessories.

adidas Sport Performance

Running faster, longer. Hitting harder, further. Jumping higher, quicker. Our passion to be the best means that we are continuously seeking to maximize athletic performance in every area of sport. No other sports brand in the world is more dedicated to providing athletes with the products they need to perform at their peak. Our unparalleled history, knowledge and experience has given us a true understanding of what "performance products" really are. Products which can be used by serious, regular and occasional athletes who buy because they are directly involved in or strongly inspired by sport performance.





Venue: Paris, August 25, 2003, 10.10 p.m.
Event: Men's 100 meters final
Time: 10.07 seconds – gold medal for Kim Collins
Outfitter: adidas

adidas Sport Performance

The home of adidas cutting-edge technologies such as ClimaCool®, a3®, the Predator® football series as well as the new Ground Control System™ and our new JetConcept full body swimsuit, adidas Sport Performance products are designed to enhance an athlete's performance at all levels of competition. Through ensuring that our products are "Engineered to Perform", our goal is to meet and satisfy the specific needs of all athletes.



adidas

FORMOTION™ SUIT
A body-hugging tracksuit featuring a special fabric insert that stretches vertically but not horizontally, enhancing the athlete's sport-specific movements.


adidas

adiStar LIGHTSPRINT

A high-quality sprint shoe with seven exchangeable spikes in the forefoot and a full-length Pebax spike plate with strategically placed cut-outs to reduce weight. The midfoot stripes are made of heat-reflective material.

adidas Sport Heritage

Wearing sports shoes and apparel isn't just confined to the pitch, the track or the court. Sportswear has become a major element of the gear that young people wear on the street. In the Sport Heritage division, we combine the authentic vision and passion that Adi Dassler brought to sport more than 75 years ago with the sporting lifestyle of today's world. The result is the perfect fusion of sport authenticity and global street style. We target trend-setters and youth around the world who love and purchase products inspired by our genuine and unique heritage in sport.


1972
MÜNCHEN

Venue: Madrid, June 15, 2003, 9.45 a.m.
Location: Carrer de Valencia
Occasion: Waiting for Julio
Outfitter: adidas

adidas Sport Heritage

"Once innovative, now classic, always authentic", this is the adidas Sport Heritage *division*. Nothing without inspiration. Everything we do is based on history and has a story to tell. In 2004, one of our inspirations is trends taken from the 1972 and 1984 Olympic Summer Games. And at Sport Heritage, products are direct *re-makes* of old winners (re-introduced), new products based on the original authentic sports product, but with updated colors, materials and details (re-interpreted), or simply inspired by original adidas products in style, experience and craftsmanship, and updated for today's context (re-designed).


adidas
1972
MÜNCHEN

1972 MÜNCHEN BAG
This large rectangular team bag in PU leather is a *one-to-one* copy of the vintage sports bag introduced in 1972 for the Olympic Games in Munich.



BRASIL VEST
A polyamide, elastane top with narrow straps and deep scoop neck. This vest was worn by Brazilian athlete Joaquim Cruz during the Los Angeles Olympic Games in 1984.

SHOT
A one-to-one copy from the 1984 Olympic collection, the Shot was the leading shot put shoe of its time. It features all original materials and colors.

adidas Sport Style

Sports fashion is something exciting, unique and inspirational. It is where sports passion meets fashion and is becoming an increasingly important part of the sporting goods market. The demand comes from premium fashion-conscious consumers who are more likely to be over 25 than under. These products, are part of our unique partnership with star designer Yohji Yamamoto. They target cosmopolitan consumers who are looking for exclusive, style-leading products that have relevant and differentiating characteristics.





Venue: Berlin, November 5, 2003, 2.50 p.m.
Studio: Potsdamer Platz
Occasion: Styling session for music video
Outfitter: adidas

adidas Sport Style

adidas Y-3 is the future in sportswear. Influential design and new technology combined with the highest quality standards clearly distinguish Y-3 from any other sportswear line. It combines fashion elegance and sports functionality in chic sportswear for everyday life in a way that never existed before.



EXCLUSIVE WOMEN'S KNIT TOP
This women's top features an elegant low-gauge knit and the typical Yohji Yamamoto 3-stripes execution.


Y-3

WALLET L STRIPES
A leather wallet with attachable chain that features a "Vasereli Art" inspired logo graphic.

Salomon

At Salomon, it's all about Freedom Action Sports. These are individual, no-rules sports. It's the off-road experience. About gliding to new adventures. About succeeding in a niche. Whatever the environment – snow, trails, rocks, street or water – Salomon offers products to consumers looking for unrestricted sensation, style and adventure. These athletes are unique and they are looking for brands outside the mainstream. That's why succeeding with these consumers requires a multi-brand approach. Teaming up with Mavic, Bonfire, Arc'Teryx and Cliché, Salomon is breaking new ground and setting new standards.



Venue: New Zealand
Mountain: Mount Cook
Occasion: Thrill & Fun
Equipment: Salomon

Salomon

Salomon's top priority is *product innovation*. And as a result, it has a pipeline of products that no other *supplier of winter sporting goods* can match. In summer sports products, too, continuous product innovation is a critical factor in the fast sales growth of these products.



CROSSMAX® 10
Skier-X carving ski *featuring* top-end *Salomon* technologies such as the Pilot® binding system and the Prolink® dampeners.

WHISTLER
A lightweight and water-resistant jacket, with *Primaloft®* insulation for warmth. Breathable and stretch materials provide additional comfort.


SALOMON

ELLIPSE™ 10.0
A custom-fit ski boot combining the special features of hard and soft alpine boots, with 3-D micro-adjustable buckles for maximum precision and comfort.

TaylorMade-adidas Golf

At TaylorMade-adidas Golf, the actions of the finest players in the world speak for the performance of our golf clubs: TaylorMade was the No. 1 driver, No. 1 fairway wood and No. 1 iron on the PGA Tour in 2003 – for the second consecutive year.



Venue: Sandwich, July 17, 2003, 2.15 p.m.
Event: British Open
Location: Sand Trap, Hole 14
Equipment: TaylorMade-adidas Golf

TaylorMade

TaylorMade-adidas Golf

Like every golfer who wants to play better, TaylorMade-adidas Golf's ambition is to improve on what we have done before, to push current boundaries and to create original technologies and designs that are the cornerstones of the world's leading golf products.


MAXFLI

TOUR LIMITED GLOVE
A traditionally styled golf glove made of premium leather. It is moisture-resistant and soft, thanks to the *modern tanning process* employed by Maxfli.

R580XD
A metalwood that is even bigger, better and longer than the original TaylorMade R500 Series drivers. New features include a bigger head size and a longer, deeper clubface resulting in greater forgiveness.



Z-TRAXION 3-STRIPE

An adidas golf shoe that unites cutting-edge performance technologies with a rich upper that is timeless in appearance, making for a comfortable, high-traction shoe appealing to serious golfers of all ages.

adidas /// AT adidas, OUR ORGANIZATION IS MATCHED TO THE NEEDS OF THREE GROUPS OF SPORT-ORIENTED CONSUMERS: OUR SPORT PERFORMANCE DIVISION IS AIMED AT ATHLETES AT ALL PERFORMANCE LEVELS. SPORT HERITAGE TARGETS TREND-SETTERS SEEKING SPORT-INSPIRED STREETWEAR WITH AN AUTHENTIC ORIGIN, AND SPORT STYLE FOCUSES ON YOUNG COSMOPOLITAN CONSUMERS LOOKING FOR EXCLUSIVE, FASHION-ORIENTED SPORTSWEAR PRODUCTS. THIS THREE-DIVISIONAL APPROACH HELPS US TO BEST DEVELOP AND MARKET INNOVATIVE PRODUCTS, MEETING THE NEEDS OF TODAY'S DIVERSE CONSUMERS.



adidas /// a3® ULTRARIDE W
RUNNING SHOE

adidas SPORT PERFORMANCE /// adidas Sport Performance focuses on offering functional and innovative products in all our sports categories. Our top five priorities are running, football, basketball, tennis and training. We have number one or two positions globally in all of these categories. Exciting new products are introduced within these categories every season. In 2004, our major initiatives include the Group's first ever global advertising campaign, entitled "Impossible is Nothing", further commercialization of our key technologies, special attention to the running and basketball categories as well as strong participation in the UEFA EURO 2004™ European Football Championships and the Olympic Games in Athens.

IMPOSSIBLE IS NOTHING: adidas' ATTITUDE DRIVES YEAR-LONG BRAND CAMPAIGN /// adidas started 2004 with a year-long brand campaign that focuses on one of the key elements that unite adidas with athletes around the world – the desire to surpass limits, enhance performance and achieve the impossible. The fully integrated communication campaign comprises TV, print and outdoor executions as well as point-of-sale and public relations activities and will be supported by a special Internet site. It features 22 adidas athletes from various sports and regions, including boxing legend Muhammad Ali, long-distance runner Haile Gebrselassie, football icon David Beckham and NBA star Tracy McGrady, who challenge the impossible by taking risks, setting new records, changing conventions.

FURTHER COMMERCIALIZATION OF CLIMACOOL® AND a3® /// The Sport Performance product pipeline is based on two strong brand concepts: ClimaCool® and a3®. ClimaCool® is our 360° ventilated technology, of which we plan to sell more than four million pairs of footwear and five million pieces of apparel in 2004. a3® is our energy management footwear technology which will be expanded into new variations to better meet the needs of individual athletes in 2004.

NEW TECHNOLOGIES AND PRODUCTS SUPPORT RUNNING'S RACE FOR THE NUMBER ONE POSITION /// Running is the world's largest footwear category and an area where adidas has always been strong. We strive to be the leader in design, innovation, performance and ultimately in volume. In 2004, we will launch two new technologies: the a3® ULTRARIDE and the Ground Control System™. The a3® ULTRARIDE is a new midsole technology with the industry's first fully mechanical cushioning system which will set new standards for the feel of running. The Ground Control System™ is a totally new, revolutionary technology which has been co-developed with Salomon. It is an entirely new running product with a first-ever ground-leveling technology. Additionally, we will attack the technical running market by further developing our three, strongly established running families. The adiStar family consists of premium performance products built with our industry-leading technology. The Supernova line includes high-performance products constructed using our proven technologies. Finally, our Response family features performance products with reliable technologies. We will support these innovations and the rest of our strong offering in running with high-impact marketing and communication around the world.

BASKETBALL: THE TRIPLE THREAT /// Basketball is a rapidly growing category in the USA and is key to our future growth prospects in the region. By signing Tim Duncan and Kevin Garnett, who join Tracy McGrady (TMAC) in our basketball portfolio, we have enlisted three of the most inspirational NBA players for 2004. We are committed to constant innovation for our superstars. We will launch new products for these three players in 2004. The T-MAC 4 with Laceless Footwear Technology will be the first laceless basketball shoe ever. Tim Duncan will wear ClimaCool®, and the first signature shoe for Kevin Garnett will be launched. In 2004, adidas will have the most complete basketball product offering ever and will deliver substantial growth in this category.

FOCUS ON adidas STRENGTH IN FOOTBALL /// The 2003 FIFA Women's World Cup reconfirmed our leadership in football. Our sponsorship of such teams as the German national team which won the Women's World Cup as well as Bayern Munich, Real Madrid, AC Milan, Ajax Amsterdam, or players such as David Beckham and Zinedine Zidane, shows our skill in selecting key partners. In 2004, we will be celebrating 10 years of the Predator® technology with the launch of the PredatorPulse™. In addition, the new F-Line will supply cutting-edge players such as Cissé and Trézéguet with a new generation of football boots led by the distinctive F50 which features a customizable insole, modular outsole and speed lacing system. Continuing our strong presence at the biggest global tournaments, we will be the Official Licensee for the UEFA EURO 2004™ European Football Championships. The Roteiro™ is the first ever Official Match Ball produced with an innovative thermal-bonding production technique. This innovative seamless surface design features our new Power Balance Technology and is constructed using a revolutionary new interior. We are already actively preparing for the 2006 FIFA World Cup™ in Germany. As Official Sponsor, Supplier and Licensee of this event, and with numerous product and marketing initiatives, we will ensure our continued domination in the world's football marketplace.

ATHENS OLYMPICS: OUR BIGGEST INVOLVEMENT EVER /// The 2004 Olympics in Athens will showcase the biggest adidas involvement ever in the Games and will highlight new apparel and footwear collections. adidas will be the Official Supplier of 18 National Olympic Committees there, including Greece, USA, France, Germany, Great Britain and Cuba. Athletes from 45 nations will be fully equipped with our products and adidas will provide products for 26 out of 28 different disciplines. ClimaCool® will be the leading product concept and adidas will reveal a new apparel concept exclusively for the event. In addition, we will launch a new "Urban Olympics" collection at the event, which integrates the spirit of the Games into urban sportswear.

adidas SPORT HERITAGE /// The adidas Sport Heritage division targets sports lifestyle consumers who seek trend-setting streetwear with authentic origins. The goal is to be the brand of choice in the global sports lifestyle market. This division, started in 2000, has been growing ever since its creation and is now one of the key trend-setting brands in the market for the sports lifestyle consumer. Limited distribution to prevent dilution of the brand plays a major role in the success story of this division. Sport Heritage will broaden its attack on the whole lifestyle market with fresh new products inspired by our brand's unique heritage in football, Olympic sports, tennis and basketball. Additionally, we will expand our fashion distribution in 2004 as well as increase our focus in the North American market. We expect this division to comprise 25 to 30% of adidas sales in the mid term.

adidas SPORT STYLE /// After an overwhelming response from both retailers and consumers in 2003, the adidas Sport Style division is entering its second year with the "fashion-to-wear" collection in 2004. Our Y-3 collection, developed with designer Yohji Yamamoto, is helping us extend our product appeal to the cosmopolitan consumers who are looking for exclusive, style-leading active sportswear products. Yamamoto's strong presence in this area allows us to expand the power of the adidas brand. The collection is limited to fashion-oriented accounts in Europe, North America and Asia. Influential design and new technology combined with the highest quality standards clearly distinguish Y-3 from any other product in the market. We believe this division has the potential to generate up to 5% of adidas sales in the long term.

Salomon /// AT SALOMON, *OUR ORIGINS* ARE IN WINTER SPORTS. WE ARE THE WORLD'S MARKET LEADER IN TERMS OF SALES, *PRODUCT INNOVATION AND RACING* RESULTS. TO BE BETTER SEASONALLY BALANCED, HOWEVER, WE HAVE DEVELOPED OUR PRESENCE SIGNIFICANTLY BEYOND WINTER SPORTS *OVER THE PAST FEW YEARS*, TAKING LEADING POSITIONS IN OUTDOOR FOOTWEAR, INLINE SKATING AND CYCLING PRODUCTS. MORE RECENTLY WE HAVE EXPANDED OUR PORTFOLIO OF ACTIVITIES TO INCLUDE SKATEBOARDING AND SURFING. WE BELIEVE THAT CONSUMERS ARE KEEN TO DISCOVER NEW SENSATIONS AND NEW PLAYGROUNDS. AND THAT THEY ALL WANT TO ACHIEVE GREAT THINGS. WE ALSO BELIEVE THAT ALL CONSUMERS DESERVE THE *VERY BEST* IN RELIABILITY, COMFORT AND CONVENIENCE SO THAT THEY ONLY NEED TO *FOCUS ON ONE THING*: ENJOYING SPORTS.



SALOMON /// ERA® 158 SNOWBOARD

SALOMON: REINFORCING WINTER SPORTS LEADERSHIP AND DEVELOPING INTO SOFT GOODS /// Salomon remains committed to delivering high-performance hardware, with many innovations coming to market in 2004. These include the ski collections *Streetracer®* and Scrambler™, featuring innovation such as multi-radius geometry, *which makes it* easier for the skier to vary *between long and* short turns. Further, we will launch the ERA® technology *for snowboards*, a construction which is capable of adapting to the specific way a *snowboarder rides*. And for the first time we will introduce nordic skis, making us *a complete* supplier of all winter sports equipment. Our future growth, however, will be driven by expanding our product offering in the Salomon soft goods categories. In 2004, we will introduce advanced technologies in both footwear and apparel: the Ground Control System™ for trail running footwear, co-developed with adidas, which provides maximum dampening and control functions on uneven surfaces, and "smart shell" technology in apparel, the ultimate combination of waterproofness, breathability, stretchability and protection against extreme temperatures. Further, we will *enlarge our* target group by serving consumers at a wider range of price points.

MAVIC-adidas CYCLING: CAPTURING SYNERGIES IN THE BIKE BUSINESS /// Mavic sets the standard as the leading brand for high-end rims and wheels for mountain and road racing bikes. In 2003, adidas cycling products were brought into the product unit, allowing our Group to strategically position itself as an integrated supplier of both cycling hardware and soft goods. With the first jointly marketed products scheduled to hit the market in 2004, we expect to drive continued growth of this unit.

BONFIRE: THE ULTIMATE IN *SNOWBOARD APPAREL* /// *Bonfire focuses* on creating highly technical apparel for *snowboarding*. It is *famous* for its extremely waterproof and highly breathable garments, *with features* designed specifically for snowboarding. In 2004, we will introduce *new* high-end technical innovations and a comprehensive women's range.

ARC'TERYX: THE REFERENCE IN TECHNICAL OUTDOOR APPAREL /// Arc'Teryx is the reference brand in North America's outdoor technical apparel market with a strong track record of product innovation, including harnesses, performance backpacks and technical outerwear and layering systems. Looking ahead, we will extend Arc'Teryx's success by continuously developing unique and innovative *apparel products for the most* demanding outdoor sports enthusiasts.

CLICHÉ: SETTING TRENDS IN SKATEBOARDING /// Cliché is a leading European skate-*board company* with strong growth rates over the last several years. In 2004, our priority will be to strengthen our international distribution network to ensure continued growth in this high-potential category.

TaylorMade-adidas Golf /// DELIVERING TOP-NOTCH GOLF PRODUCTS DEMANDS AN IN-DEPTH UNDERSTANDING OF GOLFERS' NEEDS AND THE COMMITMENT TO EXPLORE AND TO INNOVATE. TAYLORMADE-adidas GOLF EXCELS AT ALL THREE, MAKING TAYLORMADE THE WORLD'S LEADING BRAND OF PREMIUM METALWOODS, INCLUDING DRIVERS AND FAIRWAY WOODS. WE ARE ALSO A POWERFUL PLAYER IN IRONS, WEDGES, PUTTERS, BALLS, BAGS, FOOTWEAR AND APPAREL. WHAT DRIVES US? EVERY TOUR PRO WHO WANTS TO WIN A MAJOR, EVERY SCRATCH PLAYER WHO COVETS A CLUB CHAMPIONSHIP, EVERY WEEKEND GOLFER WHO WANTS TO POST A BETTER SCORE THE NEXT TIME OUT. LIKE THEM, WE HARBOR A PASSION FOR THE GAME AND ITS HISTORY, HERITAGE AND TRADITIONS, AND LIKE THEM WE VALUE THE CHALLENGES, DEMANDS, FRUSTRATIONS AND TRIUMPHS.


R580XD
9.5

TAYLORMADE /// R580XD METALWOOD

TAYLORMADE USES 2003 SUCCESS AS A SPRINGBOARD INTO 2004 /// In 2003, TaylorMade solidified its position as the world's leading premium metalwood brand by further strengthening the renowned R500 Series of drivers with three new models. TaylorMade's dominance in the category will intensify in 2004 with the unveiling of a revolutionary new metalwood. In addition, the fairway wood category will receive a boost from the upcoming launch of the easy-to-hit Rescue Fairway. TaylorMade's iron products will also continue to deliver solid growth driven by the RAC technology, a sophisticated method of clubhead design that dramatically improves feel at impact. As in recent years, we will continue to draw attention to TaylorMade branded golf clubs via our top-notch Tour Staff, who we consider the finest in the world, and who include Sergio Garcia, Mike Weir, Fred Couples, Darren Clarke, Se Ri Pak and K.J. Choi.

ROSSA SUCCEEDS AT BLENDING ART WITH SCIENCE, TRADITION WITH TECHNOLOGY /// Rossa, TaylorMade's premium line of putters, has quickly developed a reputation for providing the kind of performance and craftsmanship necessary to satisfy elite players. Like most TaylorMade products, the design and technologies that are the backbone of Rossa were inspired and cultivated with the help of tour pros. Last year saw the introduction of the head-turning Monza and CGB (center-of-gravity back) Pipes. In 2004, the Mezza Monza, Center-Shaft Monza and the new CGB line, six classically shaped putters, will be launched. Each of these introductions is expected to increase Rossa use among tour pros and to increase sales among the golf public.

adidas GOLF LINE CONTINUES TO GROW AND THRIVE /// adidas Golf, the footwear and apparel arm of TaylorMade-adidas Golf, rapidly expanded its product line and market share during the past several years and is currently the fastest growing golf footwear brand in the world. We will continue to move forward by integrating proven and innovative adidas technologies into golf footwear. An example of this includes several recently launched footwear models that incorporated adidas' patented ClimaCool® technology. With more exciting new products in store for 2004, and global golf superstar Sergio Garcia showcasing our apparel and footwear around the world, adidas Golf is convinced that significant opportunities exist for us to expand further into both amateur and professional ranks.

MAXFLI OFFERS GOLF BALL EXPANSION OPPORTUNITY /// The acquisition of the Maxfli brand at the end of 2002 brought with it decades of experience and a winning tradition on the professional level – to date, 33 Major championships have been won by players using the Maxfli brand. In 2003, in keeping with Maxfli's winning tradition, Maxfli's Performance Series won multiple professional championships around the world. Within Maxfli is the famous Noodle brand, whose audience should grow further in 2004 with the introduction of three new models. Another important launch in 2004 is the revival of Maxfli's Revolution golf ball. These new and better product offerings will help us to improve our standing with consumers and broaden our market share in this extremely competitive category.


My never-ending goal is to compete hard
on every shot I hit. To win every tournament I enter.
The pressure of competing motivates me to play
better – it's more of a thrill than pressure. /// Se Ri Pak
2002 LPGA Champion
Competing hard



adidas-Salomon /// 2003 WAS ANOTHER SUCCESSFUL YEAR FOR THE GROUP IN TERMS OF FINANCIAL PERFORMANCE. CURRENCY-NEUTRAL SALES INCREASED BY 5%. IN EURO TERMS, HOWEVER, SALES DECREASED 4% TO € 6.267 BILLION IN 2003 FROM € 6.523 BILLION IN 2002. THE GROSS MARGIN IMPROVED STRONGLY, INCREASING BY 1.7 PERCENTAGE POINTS TO 44.9%, MAINLY DRIVEN BY IMPROVEMENTS AT BRAND adidas AS WELL AS THE STRONG EURO. THE GROUP'S OPERATING EXPENSES WERE NEARLY STABLE AT € 2.324 BILLION VERSUS € 2.343 BILLION IN THE PRIOR YEAR. OPERATING PROFIT GREW 3% TO € 490 MILLION IN 2003 VERSUS € 477 MILLION IN 2002. INCOME BEFORE TAXES INCREASED 12% TO € 438 MILLION IN 2003 VERSUS € 390 MILLION IN 2002, REFLECTING BOTH OPERATIONAL IMPROVEMENTS AND A REDUCTION OF FINANCIAL EXPENSES BY 44%, SUPPORTED BY A STRONG DECREASE IN INTEREST EXPENSES. LOWER MINORITY INTERESTS AND A RELATIVELY STABLE TAX RATE OF 38.0% (2002: 37.9%) FURTHER HELPED TO DRIVE THE 14% GROWTH IN adidas-Salomon's NET INCOME TO THE RECORD LEVEL OF € 260 MILLION IN 2003. THIS REPRESENTS BASIC EARNINGS PER SHARE OF € 5.72. THESE RESULTS ARE AGAIN AT THE TOP END OF THE EARNINGS RANGE COMMUNICATED BY MANAGEMENT AT THE BEGINNING OF 2003. FOR 2004, MANAGEMENT HAS AGAIN SET AMBITIOUS TARGETS WITH A PROJECTED CURRENCY-NEUTRAL SALES INCREASE OF 3 TO 5% AND GROWTH OF THE GROUP'S NET INCOME OF AT LEAST 10%.

ECONOMIC AND SECTOR DEVELOPMENT

GLOBAL ECONOMY STARTS TO RECOVER IN SECOND HALF OF 2003 /// While the global macroeconomic environment remained disappointing throughout the first six months of 2003, prospects for an upturn improved during the latter half of the year. After some positive signals early in the year, growth slowed significantly in February and March mainly as a result of the geo-political situation in Iraq and the outbreak of the Severe Acute Respiratory Syndrome (SARS). However, the sooner-than-expected end of the war in Iraq and changes in fiscal policy in a number of countries spurred hopes for an economic turnaround during the second quarter. As a result, business and consumer sentiment started to improve in many regions at the beginning of the second half. This led to modest increases in domestic demand, with more evidence of a potential recovery coming from all regions as the year progressed. While development of gross domestic product (GDP) is the main indicator for our business environment, consumer spending, consumer confidence and exchange rates are also important, because they have proven in the past to reliably project future developments in our industry.

RECOVERY IN US ECONOMY IN THE SECOND HALF OF 2003 /// After a decline in US consumer confidence in each of the first three months, the indicator stabilized at the end of April. Sentiment then began to improve as interest rate reductions and the tax relief took effect, supporting a strong increase in private consumption. However, while economic activity continued to improve throughout the second half of the year, some concerns remained regarding the weak labor market situation until the unemployment rate started to decline towards the end of the year. As a result, consumer confidence stood at its highest level in 14 months at the end of November. The region's GDP increased 3% compared to the prior year, driven by strong increases in the second half.

REGIONAL GDP DEVELOPMENT [1]


4
2
0
(2)
USA
Euro Zone
Germany
Japan
Asia (excl. Japan)
Latin America
2002
2003

[1] Real, percentage change versus prior year; 2003 figures are estimated



adidas SPORT PERFORMANCE ///
F50 X-TRX SG FOOTBALL BOOT

EUROPEAN ECONOMIES GROW GRADUALLY IN 2003 /// In the Euro Zone, economic activity weakened further in the first half of the year as several large countries such as Germany, Italy and France registered a decline in each of their GDPs during this period. However, the region's consumer confidence gradually improved during the course of the second half of the year as positive momentum in the global economy became more evident. In Germany, our largest market in Europe, the overall business climate improved in December for the eighth consecutive month and ended the year at its highest level in three years. Despite these improvements later in the year, economic activity recovered only slowly, resulting in flat GDP development for the year. The region as a whole posted GDP growth of less than 1%, reflecting the strong appreciation of the euro against most major currencies which hindered increased export activities as an important growth motor for the European economy.

ECONOMIC ACTIVITY IMPROVES IN ASIA AND LATIN AMERICA /// In Japan, GDP growth was 2% in 2003. Strong increases in exports and business investment were the drivers of this development. While low private consumption acted as a brake especially in the third quarter, consumer confidence recovered at the end of the year to reach its highest level in more than two years. In most other countries in the region, such as China, Thailand and Indonesia, an increase in private demand led to solid economic growth for the full year, despite the outbreak of SARS, which had slowed down economic activity during the first half of the year. In Latin America, macroeconomic signals were largely positive during 2003. Argentina's economic upturn, which started at the end of 2002 and was driven by strong growth in exports as well as the strengthening of private consumption, continued throughout 2003. In Chile, economic growth slowed somewhat in the middle of the year, due mainly to weak foreign demand. However, this trend reversed towards the end of the year as exports picked up and offset weak private demand. In Brazil, however, high real interest rates and declining real wages reduced the country's private consumption and investment activity.

QUARTERLY CONSUMER CONFIDENCE DEVELOPMENT [1]


120
100
80
60
Dec. 02
Mar. 03
Jun. 03
Sep. 03
Dec. 03

USA, Source: Conference Board
Euro Zone, Source: European Commission
Japan, Source: Economic and Social Research Institute, Government of Japan

[1] Index: December 31, 2002 = 100

EXCHANGE RATE DEVELOPMENT [1] € 1 equals

	Average rate 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Average rate 2003
USD	0.9448	1.0895	1.1427	1.1652	1.2630	**1.1313**
JPY	118.11	129.18	137.32	128.80	135.05	**130.98**
GBP	0.6286	0.6896	0.6932	0.6986	0.7048	**0.6920**

[1] Spot rates at quarter-end

AFTER TOUGH START US SPORTING GOODS INDUSTRY SHOWS SIGNS OF RECOVERY IN SECOND HALF OF THE YEAR /// The sporting goods industry was under significant pressure in the first six months of 2003, but showed some improvement towards the end of the year. In the USA, high inventory levels at retail further exacerbated an already weak and strongly promotional environment in the first six months of the year leading to an industry-wide sales decline of 8%. However, the situation clearly improved during the latter half of the year driven by increased consumer confidence. As a consequence, reported results from many retailers and suppliers for the back-to-school season were better than anticipated and small but visible improvements were recorded during the holiday season. During the same period, lower inventory levels helped to improve product sell-through at retail.

STATE OF THE SPORTING GOODS INDUSTRY IN EUROPE IMPROVES /// In Europe, the general retail environment remained tough throughout the 12-month period and was characterized by a high number of bankruptcies. The state of the sporting goods industry, however, improved during the year. This is reflected in 2% market growth, which was a result of price increases. Nevertheless, competition became more intense in 2003, as fashion boutiques and trend shops increasingly targeted the same consumers.

RETAIL CONSOLIDATION CHARACTERIZES SPORTING GOODS INDUSTRY IN ASIA /// Retail activity in Asia decelerated significantly during the first half of the year due to the SARS outbreak. However, the retail consolidation within the sporting goods sector and higher consumer spending led to improving conditions in many countries in the second half of 2003. In Japan, for example, all major domestic sporting goods suppliers began to comment on a stabilization in their businesses at the end of 2003, after several years of decline.

GROUP BUSINESS PERFORMANCE

adidas-Salomon CURRENCY-NEUTRAL SALES GROW 5% /// Currency-neutral sales for the Group grew by 5% with increased sales at all brands and in all regions except North America. In euro terms, however, Group sales declined by 4% to € 6.267 billion in 2003 from € 6.523 billion in 2002, due to the strong appreciation of the euro against most major currencies.

BRAND adidas LEADS SEGMENT GROWTH WITH A 5% CURRENCY-NEUTRAL SALES IMPROVEMENT /// From a brand perspective, adidas sales grew 5% on a currency-neutral basis. In euro terms, sales declined by 3% to € 4.950 billion from € 5.105 billion in 2002. Drivers of the currency-neutral growth were the Sport Performance running and training categories helped by evolutions of our successful technologies ClimaCool® and a3®. Currency-neutral sales in the Sport Heritage division decreased by 4% (–11% in euros), reflecting a decline in footwear products which could only be partly offset by strong increases in apparel sales, albeit from a small base. Salomon sales increased 2% currency-neutral, mainly as a result of increased sales of Mavic cycling components, outdoor footwear and Salomon apparel. This increase was partly offset by lower winter product and inline skate revenues. Sales in euro terms were down by 4% to € 658 million in 2003 from € 684 million in 2002. TaylorMade-adidas Golf sales grew by 4% on a currency-neutral basis with strong increases in the iron and putter categories as well as at adidas Golf more than offsetting lower metalwood and golf ball sales. In euro terms, TaylorMade-adidas Golf sales declined by 10% to € 637 million from € 707 million in 2002.

NET SALES € in millions

1999	5,354
2000	5,835
2001	6,112
2002	6,523
2003	6,267

NET SALES GROWTH BY BRAND AND REGION[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	6	(23)	(3)	10	(3)
Salomon	6	(18)	(18)	12	(4)
TaylorMade-adidas Golf	(14)	(13)	(3)	61	(10)
Total	**5**	**(20)**	**(4)**	**10**	**(4)**

[1] Versus the prior year

CURRENCY-NEUTRAL NET SALES GROWTH BY BRAND AND REGION[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	9	(8)	9	34	5
Salomon	7	(5)	(9)	33	2
TaylorMade-adidas Golf	(5)	3	9	101	4
Total	**8**	**(6)**	**7**	**35**	**5**

[1] Versus the prior year

CURRENCY-NEUTRAL SALES IN EUROPE UP 8% /// Sales for adidas-Salomon in Europe grew 8% on a currency-neutral basis. In euro terms, sales were up 5% to € 3.365 billion in 2003 from € 3.200 billion in 2002. This growth was driven by adidas and Salomon. Sales at brand adidas grew 9% on a currency-neutral basis and 6% in euro terms to € 2.851 billion in 2003 from € 2.694 billion in 2002, primarily as a result of strong growth in Italy and the UK as well as the continued solid performance in France and the emerging markets. Salomon also grew, with European sales up 7% in 2003 on a currency-neutral basis and sales in euros up 6% to € 418 million in 2003 (2002: € 395 million). This increase was driven by sales improvements in all major countries such as France, Italy, Switzerland, Sweden and Germany. Currency-neutral sales for TaylorMade-adidas Golf were down 5% mainly due to a decline in the UK. This represents a decrease of 14% in euro terms to € 96 million in 2003 from € 111 million in 2002.

NORTH AMERICAN CURRENCY-NEUTRAL SALES DECLINE 6% /// In North America, sales for the Group were down 6% on a currency-neutral basis. In euro terms, this represents a 20% decline to € 1.562 billion in 2003 versus € 1.960 billion in the prior year. Lower footwear revenues at brand adidas were the main driver of this development and led to an 8% decline in adidas sales on a currency-neutral basis. In euro terms, brand adidas revenues were down 23% to € 1.067 billion in 2003 from € 1.378 billion in 2002. Salomon sales declined 5% currency-neutral or by 18% in euro terms to € 164 million in 2003 from € 199 million in 2002. This was mainly due to the difficult market environment for alpine products. Sales at TaylorMade-adidas Golf developed positively with a currency-neutral increase of 3% despite the non-renewal of the Slazenger Golf distribution and licensing arrangement, which had positively impacted 2002 sales in the region by approximately € 25 million. In euro terms, TaylorMade-adidas Golf sales were down by 13% to € 331 million from € 382 million in 2002. Excluding the Slazenger Golf sales that were included in the prior year's revenues, sales on a currency-neutral basis would have increased by 9% (–8% in euros), reflecting solid organic sales growth within this segment.



adidas SPORT PERFORMANCE ///
WOMEN'S COMPETITION POLO TENNIS SHIRT

NET SALES BY REGION



Latin America 3%
Asia 18%
Europe 54%
North America 25%

NET SALES BY PRODUCT CATEGORY



Hardware 21%
Footwear 44%
Apparel 35%

NET SALES BY QUARTER € in millions



Q1 2003
1,669
Q1 2002
1,638
Q2 2003
1,392
Q2 2002
1,507
Q3 2003
1,853
Q3 2002
1,868
Q4 2003
1,354
Q4 2002
1,511

CURRENCY-NEUTRAL SALES IN ASIA INCREASE 7% /// In Asia, sales increased 7% on a currency-neutral basis. In euro terms, sales in Region Asia were down 4% to € 1.116 billion from € 1.166 billion in 2002. The currency-neutral gains were driven by brand adidas, where revenues were up 9%. The main contributors to growth at brand adidas were increased sales in Japan, China and India. In euro terms, adidas sales in Asia declined 3% to € 839 million in 2003 from € 867 million in 2002. At Salomon, currency-neutral sales were down 9%. This development is mainly related to continued poor winter business in Japan, with alpine product sales showing a significant decline. In most other Asian markets, Salomon grew at double-digit rates, albeit from a small base. In euros, Salomon sales declined 18% to € 69 million in 2003 from € 84 million in 2002. Currency-neutral sales of TaylorMade-adidas Golf increased 9% due to positive development in South Korea and in nearly all smaller markets but were partly offset by a decline in the Japanese market. In euro terms, sales declined 3% to € 207 million in 2003 from € 214 million in 2002.

LATIN AMERICA SALES GROW 35% ON A CURRENCY-NEUTRAL BASIS /// In Latin America, where revenues are generated predominately by brand adidas, currency-neutral sales were up 35% in 2003. In euro terms, sales grew 10% to reach € 179 million in 2003 versus € 163 million in 2002. This strong development was led by brand adidas, where sales grew 34% on a currency-neutral basis and 10% in euro terms to € 173 million in 2003 from € 158 million in 2002. The main driver of this growth was strong performance in Brazil and Argentina. Salomon and TaylorMade-adidas Golf, while only minor components in overall sales with revenues of € 4 million and € 2 million respectively in 2003, continued to grow rapidly at double-digit rates both on a currency-neutral basis and in euro terms.

FOOTWEAR NET SALES € in millions

1999	2,222
2000	2,515
2001	2,650
2002	2,851
2003	2,767

APPAREL NET SALES € in millions

1999	2,190
2000	2,175
2001	2,212
2002	2,288
2003	2,222

HARDWARE NET SALES € in millions

1999	924
2000	1,144
2001	1,250
2002	1,385
2003	1,278

CURRENCY-NEUTRAL FOOTWEAR SALES UP 6% /// Currency-neutral sales of footwear within the adidas-Salomon Group increased 6%. In euro terms, sales declined 3% to € 2.767 billion (2002: € 2.851 billion). Currency-neutral growth was mainly driven by the adidas Sport Performance running, training and football categories. Strong growth, however, also came from Salomon outdoor footwear and adidas Golf footwear. Declines in footwear sales were recorded in the basketball and tennis categories as well as in the adidas Sport Heritage division. Footwear comprised 44% of total Group net sales, reaffirming its position as adidas-Salomon's most important product category.

CURRENCY-NEUTRAL APPAREL SALES IMPROVE 5% /// In 2003, apparel sales grew 5% on a currency-neutral basis. In euros, apparel sales were down 3% to € 2.222 billion from € 2.288 billion in 2002. This represents 35% of total Group sales. Drivers of the positive currency-neutral development were Sport Performance apparel, especially the training category, as well as Sport Heritage apparel. This was partly offset by lower revenues of the adidas Sport Performance basketball and football categories.

HARDWARE SALES UP 1% CURRENCY-NEUTRAL DESPITE NON-RENEWAL OF SLAZENGER GOLF LICENSE /// Hardware sales primarily come from the TaylorMade and Salomon brands. In 2003, hardware sales increased 1% on a currency-neutral basis. In euros, hardware sales were down 8% to € 1.278 billion from € 1.385 billion in 2002. The primary drivers of currency-neutral growth were higher TaylorMade iron and Mavic wheel sales, which more than offset lower golf ball revenues, that were impacted by the non-renewal of a licensing and distribution agreement with Slazenger Golf.

LICENSEE REVENUES DECREASE /// For some product segments or markets, adidas-Salomon has licensing agreements with independent companies, which manage the design, development, manufacture and distribution of specific product lines. Currently, adidas has 18 licensees that source products from 154 suppliers in 24 different countries. In 2003, net licensee sales decreased by 6% to € 542 million from € 577 million in 2002. This decline was mainly a result of currency fluctuations. The expiration of adidas licensee agreements in North America, Latin America and Africa also contributed to this development. On a like-for-like basis, licensee sales would have increased by 7% in 2003 due to continued solid performance of our licensee for toiletries and perfume.

LOWER COST OF SALES IN 2003 /// As the vast majority of our products are manufactured by independent contractors and our own production activity is very limited, our Group defines cost of sales as the amount we pay to third parties for expenses associated with producing and delivering our products. Similar own-production expenses, although only a small proportion of the Group's cost of sales, are also recorded at Salomon and TaylorMade. In 2003, cost of sales was € 3.453 billion, representing a decrease of 7% from the € 3.704 billion level of 2002. This decrease was stronger than the decline of the Group's sales in euros and reflects favorable currency effects on purchase prices. This is a result of the fact that 70 to 80% of the sourcing volume was incurred in US dollars, while the percentage of sales revenues in US dollars and other non-euro currencies was significantly lower, with about half of the Group's sales denominated in European currencies. Changes in exchange rates, especially the relation between the US dollar and the euro, therefore have the potential to markedly affect cost of sales. Production and material efficiencies also contributed to this reduction.

GROSS MARGIN AT RECORD LEVEL DRIVEN BY BRAND adidas /// The adidas-Salomon gross margin grew 1.7 percentage points to 44.9% in 2003 from 43.2% in 2002. This is the Group's highest gross margin on record and clearly above the 42 to 43% target range communicated by Management in early 2003. Brand adidas gross margin improved by 1.3 percentage points to 40.6% of sales in 2003 (2002: 39.2%), reflecting favorable currency fluctuations, the increased proportion of own-retail activities and an improving product mix. This improvement was reduced by lower gross margins at brand adidas in North America because of higher clearance sales. At Salomon, gross margin declined 0.7 percentage points to 40.1% (2002: 40.8%). This decrease was mainly attributable to negative currency effects, arising from the fact that nearly all Salomon hardware sourcing takes place in Europe, while nearly 50% of sales are denominated in non-euro currencies, which for the most part depreciated significantly versus the euro in 2003. TaylorMade-adidas Golf gross margin declined 3.3 percentage points to 44.5% in 2003 from 48.8% in 2002. The major factor contributing to this decline were lower metalwood and golf ball gross margins. Currency effects on purchase prices, which are also captured in the headquarter function as a result of the Group's centralized hedging strategy, positively impacted the Group's gross margin by more than 1.0 percentage points. As a result of these developments and the decrease in sales in euro terms, Group gross profit was nearly stable with the prior year's level at € 2.814 billion (2002: € 2.819 billion).

EUROPE LEADS GROUP GROSS MARGIN EXPANSION /// On a regional basis, gross margin improvement was driven by Europe, reflecting strong gains within brand adidas as described above. In Europe, the gross margin grew 1.3 percentage points to 40.8% in 2003 from 39.5% in 2002 as a result of increased own-retail activities as well as an improving product mix and purchase prices. The gross margin in North America declined 2.4 percentage points to 34.3% in 2003 from 36.8% in 2002. This decline was mainly due to lower demand for many adidas product lines throughout the year as a result of difficult market conditions. This led to a significantly higher portion of clearance sales than in the prior year. In Asia, gross margin decreased 1.1 percentage points to 46.8% from 48.0% in 2002 due to higher clearance sales at lower margins. In Latin America, the gross margin declined 0.9 percentage points to 38.9% in 2003 from 39.9% in the prior year, impacted by negative currency effects.

GROSS MARGIN in %

1999	43.9
2000	43.3
2001	42.6
2002	43.2
2003	44.9

GROSS PROFIT € in millions

1999	2,352
2000	2,528
2001	2,601
2002	2,819
2003	2,814



adidas SPORT PERFORMANCE ///
INNER BOOTIE OF CLIMACOOL® 3 RUNNING SHOE

OPERATING EXPENSES € in millions

1999	1,871
2000	2,091
2001	2,126
2002	2,343
2003	2,324

MARKETING WORKING BUDGET in % of net sales

1999	13.5
2000	13.7
2001	12.0
2002	12.6
2003	12.9

OPERATING EXPENSES REDUCED BY 1% /// Operating expenses, including selling, general and administrative expenses (SG&A) and depreciation and amortization (excluding goodwill), were nearly stable at € 2.324 billion in 2003 versus € 2.343 billion in 2002. As a percentage of sales, operating expenses increased 1.2 percentage points to 37.1% in 2003 (2002: 35.9%). The main contributors to this increase were continued own-retail expansion and higher bad debt expenses. Further, one-time operating income of € 23 million in 2002 relating to the release of a legal provision and the sale of land was not repeated in 2003.

MARKETING WORKING BUDGET DOWN 2% /// The Group's marketing working budget, which is now evenly divided between advertising and promotional expenses, decreased 2% to € 807 million in 2003 versus € 824 million in 2002, reflecting a decline in all segments. As a percentage of sales, this equates to 12.9%, an increase of 0.3 percentage points versus the prior year's level of 12.6%. The primary driver of this increase was contract prolongations with renegotiated conditions.

RETAIL INCREASES DRIVE EMPLOYEE GROWTH /// At December 31, 2003, adidas-Salomon employed 15,686 people. This represents an increase of 7% since the end of 2002 when the Group employed 14,716 people. New employees were primarily added in own-retail activities at brand adidas. The majority of our employees now work in own-retail and sales functions. Personnel expenses (including production) decreased 7% to € 709 million in 2003 from € 758 million in 2002 as a result of currency effects. Costs which are directly attributable to production are included within the cost of sales. Detailed information regarding adidas-Salomon employees, human resources policy and performance incentives is included in this report (see Employees).



ARC'TERYX /// SIDEWINDER TR JACKET

OPERATING PROFIT UP 3% /// Operating profit for the Group increased 3% to € 490 million in 2003 from € 477 million in 2002. As a result, the operating margin increased 0.5 percentage points to 7.8% in 2003 from 7.3% in 2002. This improvement was in line with Management guidance and a result of the Group's record-level gross margin. From a brand perspective, adidas operating profit grew 6% to € 365 million in 2003 from € 343 million in 2002 as currency-neutral sales growth and gross margin expansion more than offset negative currency translation effects. The Salomon operating profit declined by 10% to € 35 million in 2003 from € 39 million in 2002. A significant reduction of operating expenses could not compensate for negative currency effects on sales and gross margin. At TaylorMade-adidas Golf, operating profit declined 9% to € 67 million in 2003 from € 74 million in 2002, with strict cost control unable to fully offset lower gross margin. In addition to the performance of each segment, the Group's operating profit comparison was positively impacted by the results of our central hedging activities.

EUROPE MAIN CONTRIBUTOR TO GROUP OPERATING PROFIT GROWTH /// In 2003, the Group's positive operating profit development was underpinned by improvement in all regions except North America. In Europe, operating profit grew 13% to € 534 million in 2003 from € 471 million in 2002. This was mainly generated by operating profit improvements at adidas. In North America, the significant gross margin decline at adidas could not be offset by lower operating expenses. This led to a reduction of the operating profit by 43% to € 92 million in 2003 from € 162 million in 2002. In Asia, operating profit grew 1% to € 191 million in 2003 from € 189 million in 2002. The lower gross margin in 2003 was more than compensated by an operating expense reduction. In Latin America, operating profit grew 6% to € 25 million in 2003 from € 24 million in 2002.

NUMBER OF EMPLOYEES[1]

1999	12,829
2000	13,362
2001	13,941
2002	14,716
2003	15,686

[1] At year-end

EMPLOYEES BY FUNCTION[1] in %

	2003	2002
Own retail	19	16
Sales	19	19
Logistics	18	19
Marketing	12	13
Central functions & administration	12	12
Production	11	12
Research & development	6	6
IT	3	3

[1] At year-end

OPERATING PROFIT € in millions

1999	482
2000	437
2001	475
2002	477
2003	490

OPERATING PROFIT BY QUARTER € in millions

Q1 2003	116
Q1 2002	98
Q2 2003	62
Q2 2002	69
Q3 2003	270
Q3 2002	243
Q4 2003	42
Q4 2002	66

NET FINANCIAL EXPENSES € in millions


1999
84
2000
94
2001
102
2002
87
2003
49

ROYALTY AND COMMISSION INCOME DOWN 8% /// Royalty and commission income decreased by 8% to € 42 million in 2003 from € 46 million in 2002. Higher sales for products such as toiletries and perfume due to both increased number of units and higher royalty rates were more than offset by declines as a result of currency fluctuations. On a currency-neutral basis, royalty and commission income would have increased by 2%.

GOODWILL AMORTIZATION STABLE /// Goodwill amortization was stable at € 45 million. The largest component of the Group's annual goodwill amortization continues to be the approximately € 30 million related to the acquisition of the Salomon group, which is being amortized over 20 years.

FINANCIAL EXPENSES REDUCED STRONGLY /// Financial expenses were reduced by 44% to € 49 million in 2003 from € 87 million in 2002. This decline was supported by lower interest expenses due to both a lower average level of debt and lower interest rates in comparison to the prior year (see Group Management Report/Finance and Investment). In addition, financial expenses in 2002 included negative currency effects resulting from devaluation in emerging markets such as Argentina, Turkey and Brazil.

INCOME BEFORE TAXES GROWS 12% /// Supported by the improvement in operating profit combined with the favorable movement in the financial expenses, income before taxes (IBT) was up 12% to € 438 million in 2003 from € 390 million in 2002. As a percentage of sales, income before taxes increased by 1.0 percentage points to 7.0% in 2003 from 6.0% in 2002, reflecting a further improvement of the Group's healthy profitability level.

NET INCOME UP 14% TO RECORD LEVEL /// Net income for the Group reached a record level of € 260 million in 2003, up 14% compared to the prior year's level of € 229 million. This increase is at the top end of the targeted 10 to 15% stated by Management since the beginning of 2003. The main drivers of this development were a strong IBT performance and also lower minority interests, which declined 17% to € 11 million in 2003 from € 14 million in 2002 mainly due to lower minority interests at our Salomon TaylorMade-adidas Golf subsidiary in Japan. In 2003, the tax rate increased slightly to 38.0% of income before taxes, versus 37.9% in 2002.

EARNINGS PER SHARE INCREASE TO € 5.72 /// In 2003, basic earnings per share were € 5.72 versus € 5.04 in 2002. This is a 14% year-over-year increase in line with the development of the Group's net income. The total number of shares outstanding increased by 31,250 shares in 2003 to 45,453,750 as a result of the second and third exercise periods of Tranche II of the management stock option plan (MSOP) of adidas-Salomon AG (see note 32). Diluted earnings per share were also € 5.72 in 2003 versus € 5.04 in 2002.

INCOME BEFORE TAXES € in millions


1999 398
2000 347
2001 376
2002 390
2003 438

NET INCOME € in millions


1999 228
2000 182
2001 208
2002 229
2003 260

INCOME BEFORE TAXES BY QUARTER € in millions


Q1 2003 98
Q1 2002 79
Q2 2003 50
Q2 2002 42
Q3 2003 254
Q3 2002 220
Q4 2003 37
Q4 2002 49

NET INCOME BY QUARTER € in millions


Q1 2003 51
Q1 2002 43
Q2 2003 32
Q2 2002 25
Q3 2003 150
Q3 2002 131
Q4 2003 27
Q4 2002 29

SUBSEQUENT EVENTS AND DEVELOPMENTS /// From the end of 2003 to the time at which the audit of the Group's results was completed, no material transactions at the Group or brand level had occurred. In addition, there were no major macroeconomic or sociopolitical changes which we expect to influence our business materially. However, in North America, recent data flow has provided further evidence of an improving retail environment. Especially sporting goods retailers have stated their intention to expand square footage.



adidas SPORT STYLE ///
Y-3 BOXING B BOXING SHOE

RESEARCH AND DEVELOPMENT

adidas-Salomon COMMITMENT TO R&D /// adidas-Salomon believes that innovation and design leadership are critical to the sustained success of the Group. As a result, we invest considerable resources into continuously developing technological innovations and contemporizing our design philosophy to best unite the needs of our consumers and our brand values. The design and development process is driven by in-house teams of designers, product developers and experts for biomechanics, materials technology, product and process engineering and similar disciplines. At year-end 2003, adidas-Salomon employed 985 people in research and development activities. This represents an increase of 11% from the prior year's level of 886.



adidas SPORT PERFORMANCE /// PREDATORPULSE™ X-TRX SG FOOTBALL BOOT

MULTI-NATIONAL R&D ACTIVITIES AT adidas-Salomon /// For brand adidas, the majority of our research and development activities are located in Herzogenaurach, Germany, and Portland/Oregon, USA. For Salomon and TaylorMade-adidas Golf, the research and development of products is located at each segment's respective headquarters in Annecy, France and Carlsbad/California, USA.

R&D EXPENDITURE INCREASES SLIGHTLY IN 2003 /// In 2003, expenditures for research and development increased by 1% to € 86 million, compared to € 85 million in 2002 due to higher personnel expenses associated with additional employees in 2003. In addition, market research and analysis was incurred as part of the Group's operating expenses.

REVOLUTIONARY TECHNOLOGIES DRIVE 2003 /// In 2003, adidas-Salomon brought several new technologies as well as major enhancements of existing technologies to the market. In the football category, for example, adidas introduced the Roteiro™ match ball with an innovative thermal-bonding production technique and a new Power Balance Technology. Major evolutions of existing technologies include ClimaCool® 2 footwear and apparel and a3® Twin Strike footwear as well as PowerPulse™ technology for the seventh Predator® generation. With the new PowerPulse™ technology, an increased power transfer of 3% is achieved in every kick. At TaylorMade-adidas Golf, examples of the new technologies include the Miscela golf club set and HT irons. Miscela is a new set of golf clubs created to meet the specific needs of female golfers. The HT irons are a new addition to the RAC family of irons, the RAC HT, which deliver a higher level of performance at average clubhead speeds. At Salomon, new technologies were the ERA® snowboard technology, a construction which adjusts automatically to the specific needs of the individual snowboarder, as well as the hollow carbon-reinforced S Core construction for surfboards. Each of these technologies is patented and trademark-protected.

FINANCE AND INVESTMENT

TOTAL ASSETS DECLINE /// In 2003, total assets decreased by 2% to € 4.188 billion versus € 4.261 billion in the prior year mainly as a result of a reduction in working capital and fixed assets.

INVENTORIES REDUCED BY 2% /// Working capital management continues to be a high priority at adidas-Salomon. Inventories at adidas-Salomon were reduced by 2% to € 1.164 billion in 2003 from € 1.190 billion in 2002, reflecting a positive development for the third year in a row. Improvements were recorded at all brands within the Group and were the result of successful clearance activities, careful purchasing in line with backlogs development and favorable currency impacts. On a currency-neutral basis, inventories increased 5%. This development is in line with our sales growth expectations for 2004.

RECEIVABLES REDUCED BY 17% /// Receivables at adidas-Salomon were reduced by 17% to € 1.075 billion in 2003 versus € 1.293 billion in the prior year. On a currency-neutral basis, this represents a decline of 10% and reflects strict discipline in the Group's trade terms management and concerted collection efforts at all brands. Year-end receivables development was also impacted by lower fourth quarter revenues in North America compared to the particularly strong sales in the region during the same period in the prior year.

TOTAL ASSETS € in millions

1999	3,587
2000	4,018
2001	4,183
2002	4,261
2003	4,188

INVENTORIES € in millions

1999	1,045
2000	1,294
2001	1,273
2002	1,190
2003	1,164

RECEIVABLES € in millions

1999	1,033
2000	1,133
2001	1,253
2002	1,293
2003	1,075

BALANCE SHEET STRUCTURE[1] in % of total assets

	2003	2002
ASSETS		
Cash and cash equivalents	4.5	1.6
Short-term financial assets	2.1	0.2
Accounts receivable	25.7	30.3
Inventories	27.8	27.9
Other current assets	6.2	6.3
Total current assets	66.3	66.3
Fixed assets	26.9	28.3
Deferred tax assets	4.3	4.0
Other non-current assets	2.5	1.4
Total non-current assets	33.7	33.7
Total assets	100.0	100.0
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		
Accounts payable	14.1	15.7
Income taxes	3.8	2.6
Accrued liabilities and provisions	10.9	10.6
Other current liabilities	3.3	3.5
Total current liabilities	32.1	32.4
Long-term borrowings	29.3	36.9
Pensions and similar obligations	2.5	2.3
Deferred tax liabilities	1.6	1.2
Other non-current liabilities	0.8	0.4
Total non-current liabilities	34.2	40.9
Minority interests	1.4	1.3
Shareholders' equity	32.4	25.4
Total liabilities, minority interests and shareholders' equity	100.0	100.0

[1] For absolute figures see Consolidated Balance Sheet.

FIXED ASSETS DECREASE /// Fixed assets (including financial assets) decreased by 7% or € 79 million to € 1.128 billion in 2003 from € 1.207 billion in 2002, with approximately € 40 million due to currency effects. Disposals further reduced fixed assets by € 20 million. One major transaction was the sale of an office building at the Group's headquarters in Herzogenaurach. The change in fixed assets due to additions of € 134 million was counterbalanced by depreciation and amortization including goodwill of € 155 million. Major additions relate to the expansion of own-retail activities and IT infrastructure.

OTHER NON-CURRENT ASSETS INFLUENCED BY PROMOTION CONTRACT EXTENSIONS /// Other non-current assets increased by 81% to € 105 million in 2003 from € 58 million in 2002. The increase is mainly due to higher prepayments for new or extended long-term promotion contracts in football.

OTHER NON-CURRENT LIABILITIES INCREASE /// Other non-current liabilities nearly doubled to € 35 million in 2003 from € 19 million in 2002, primarily due to an increase in the negative fair value of financial instruments used for hedging activities within the Group and an obligation under a capital lease contract.



adidas SPORT PERFORMANCE /// ROTEIRO™ OFFICIAL MATCH BALL OF THE UEFA EURO 2004™ EUROPEAN FOOTBALL CHAMPIONSHIPS

EQUITY RATIO IMPROVES FURTHER, FINANCIAL LEVERAGE AT LOWEST LEVEL SINCE SALOMON ACQUISITION /// The Group's equity base was further strengthened in 2003 despite negative currency effects. Shareholders' equity rose 25% to € 1.356 billion in 2003 from € 1.081 billion in 2002. The majority of the net income was retained within the Group and used to strengthen the equity base. In addition, the equity component of the convertible bond strongly influenced the rise in shareholders' equity (see note 15). Negative effects, however, came from the translation of foreign subsidiaries' equity into euro at year-end due to the decline in the US dollar and other foreign currencies versus the euro. As a matter of corporate policy, adidas-Salomon hedges for the translation of the local balance sheets only under certain circumstances. In such cases, if certain criteria are met, we may use changes in functional currencies of foreign subsidiaries, changes in the currency denomination of their monetary assets, or hedging with forward contracts or options for this purpose. In addition, the hedging reserve resulting from the fair valuation of financial instruments used for product sourcing negatively impacted the year-end equity balance (see note 23). The equity ratio rose by 7.0 percentage points to 32.4% in 2003 from 25.4% in 2002. Financial leverage improved 69 percentage points to 70% versus 139% in the prior year. This marks the first time since the acquisition of the Salomon group in 1997/98 that our equity exceeds borrowings and reflects the healthy financial condition of adidas-Salomon.

EQUITY RATIO in %

1999	19.0
2000	20.3
2001	24.3
2002	25.4
2003	32.4

FINANCIAL LEVERAGE in %

1999	234.0
2000	219.6
2001	165.5
2002	138.5
2003	69.8

CHANGE IN CASH AND CASH EQUIVALENTS € in millions


67
651
(238)
(274)
(17)
190
Cash and cash equivalents at the end of 2002
Net cash provided by operating activities
Net cash used in investing activities
Net cash used in financing activities
Effect of exchange rates on cash
Cash and cash equivalents at the end of 2003

SUCCESSFUL CASH FLOW DEVELOPMENT /// The Group's cash provided by operating activities is used for investing activities, for the reduction of debt and for the payment of dividends. Cash outflows for investing activities were € 238 million in 2003, a decrease of 25% versus the 2002 level of € 315 million, and included the purchase of tangible, intangible and financial assets. Spending for property, plant and equipment such as investments in adidas own-retail activities, including major spending for the opening of our new factory outlet in Herzogenaurach, and IT projects decreased by € 4 million to € 110 million in 2003 from € 114 million in 2002. Cash outflows for intangible assets were € 35 million versus € 151 million in 2002. The prior year includes the acquisition of the remaining shares of adidas Italy and the purchase of the Maxfli golf brand in December 2002. The net cash used for acquiring subsidiaries in an amount of € 20 million in 2002 is related to the acquisition of the Canadian outdoor specialist Arc'Teryx and the purchase of Salomon Danmark ApS, a former distribution partner for Salomon products in Denmark. In 2003, the Group acquired no subsidiaries. The Group used excess cash in 2003 to purchase highly liquid investment funds for an amount of around € 80 million.

NET TOTAL BORROWINGS € *in millions*


1999 1,591
2000 1,791
2001 1,679
2002 1,498
2003 946

NET TOTAL BORROWINGS BY QUARTER[1] € in millions


Q1 2003 1,624
Q1 2002 1,909
Q2 2003 1,583
Q2 2002 1,849
Q3 2003 1,423
Q3 2002 1,843
Q4 2003 946
Q4 2002 1,498

[1] *At end of period*

INTEREST RATE DEVELOPMENT[1] in %


1999 4.2
2000 5.1
2001 4.5
2002 3.2
2003 2.7

[1] *Weighted average interest rate of gross borrowings*

NET BORROWINGS REDUCED BY € 552 MILLION /// Net borrowings at December 31, 2003 were € 946 million, down 37% or € 552 million versus € 1.498 billion at the end of the prior year. This is the largest reduction in the Group's history. As a consequence, the interest result improved 19% to negative € 59 million in 2003 from negative € 73 million in 2002. Continued tight working capital management had a significant positive impact on this decline. In addition, positive currency effects contributed approximately 15% or € 75 million of the net borrowings improvement. Another 21% or € 114 million of the decrease in the total net borrowings was due to accounting effects related to the convertible bond issue as this amount was reported as equity (see note 15). However, even excluding these positive effects, the Group's net borrowings reduction continued successfully with a decrease for the third year in a row and significantly exceeded Management's targets that were announced at the beginning of 2003.

FAVORABLE INTEREST RATE DEVELOPMENT CONTINUES /// The weighted average interest rate on the Group's gross borrowings fell to 2.7% in 2003 from 3.2% in 2002. The Group continued the existing interest rate options as protection against rising interest rates. Within this shelter, we were able to participate in the interest rate reductions throughout the year. As a result of the issuance of the € 400 million 2.5% convertible bond and the issuance of fixed-rate private placements, the share of fixed-rate financing rose sharply.



CLICHÉ /// JEREMIE DACLIN SKATEBOARD

FINANCING STRUCTURE CONTINUES TO IMPROVE ///

Throughout 2003, adidas-Salomon continued its diversification into different sources of financing to reduce the dependence on traditional bank financing. In addition to existing asset-backed securities (ABS) and commercial paper programs, the Group issued new long-term private placements of $ 175 million and ¥ 3 billion (in total € 162 million as at December 31, 2003) to US and Far East investors with maturities up to 2015 and a € 400 million convertible bond maturing in 2018 with an interest rate of 2.5% (see note 15). As a result of the sharp decline in net borrowings during 2003, the Group temporarily suspended its commercial paper programs and repaid private placements with remaining short maturities in a total amount of € 31 million. Utilization of available credit facilities for the Group was 36% at the end of 2003 versus 45% at the end of 2002. The Group reduced or cancelled credit lines in limited amounts, to bring the financing facilities more in line with anticipated future needs. Most of adidas-Salomon's remaining medium-term credit lines were extended from 2006 to 2007.

TOTAL CREDIT FACILITIES € in millions

	2003	2002
Short-term lines	1,473	1,486
Medium-term committed lines	931	1,427
Private placements	684	560
Convertible bond	279	0
Total	3,367	3,473

CURRENCY SPLIT OF NET BORROWINGS € in millions

	2003	2002
EUR	535	1,013
USD	371	279
JPY	14	96
All others	26	110
Total	946	1,498

REMAINING TIME TO MATURITY OF AVAILABLE FACILITIES € in millions

	2003	2002
< 1 year	1,473	1,486
1 to 3 years	116	517
3 to 5 years	1,265	1,209
> 5 years	513	261
Total	3,367	3,473

FINANCING STRUCTURE € in millions

	2003	2002
Total cash and short-term financial assets	279	76
Bank borrowings	124	633
Commercial paper	29	234
Asset-backed securities	109	147
Private placements	684	560
Convertible bond	279	0
Gross total borrowings	1,225	1,574
Net total borrowings	946	1,498

adidas /// IN 2003, adidas BRAND SALES GREW 5% ON A CURRENCY-NEUTRAL BASIS AS A RESULT OF STRONG GROWTH IN THE SPORT PERFORMANCE DIVISION. IN EUROS, HOWEVER, REVENUES DECLINED 3% TO € 4.950 BILLION VERSUS € 5.105 BILLION IN 2002. adidas GROSS MARGIN IMPROVED 1.3 PERCENTAGE POINTS TO *40.6% OF SALES IN 2003 FROM 39.2% IN 2002*. THIS POSITIVE DEVELOPMENT REFLECTS THE EXPANSION OF HIGH-MARGIN OWN-RETAIL ACTIVITIES, IMPROVING PRODUCT MIX AND FAVORABLE CURRENCY EFFECTS. OPERATING PROFIT INCREASED 6% TO € 365 MILLION IN 2003 VERSUS € 343 MILLION IN THE PRIOR YEAR AS A RESULT OF GROSS MARGIN EXPANSION. FOR 2004, IMPROVING CURRENCY-NEUTRAL SALES, GROSS MARGIN AND OPERATING PROFIT ARE EXPECTED.

adidas AT A GLANCE € in millions

	2003	2002	Change
Net sales	**4,950**	5,105	(3%)
Gross margin	**40.6%**	39.2%	1.3pp
Operating profit	**365**	343	6%



adidas SPORT PERFORMANCE /// ADISTAR TR TRAIL RUNNING SHOE

adidas SALES UP 5% ON A CURRENCY-NEUTRAL BASIS IN 2003 /// In 2003, currency-neutral sales for adidas grew 5%. In euro terms, however, at € 4.950 billion, sales were 3% lower than in 2002, when sales reached € 5.105 billion. *Currency-neutral sales increased* in all regions except North America.

CURRENCY-NEUTRAL SPORT PERFORMANCE GAINS DRIVEN BY RUNNING AND TRAINING CATEGORIES /// adidas Sport Performance is the largest division within the Group and comprises 83% of brand adidas revenues. Currency-neutral sales grew 7% in 2003. This represents a decline of 1% in euro terms to € 4.102 billion in 2003 from € 4.154 billion in 2002. The product categories with the highest growth in the division were *running and training, where currency-*neutral sales grew at double-digit rates. The strongest performing product initiatives in these two categories were the ClimaCool® 2, the Barracks as well as the B and C series on the footwear side and adidas Colours in apparel.

STRONG INCREASES IN APPAREL DESPITE OVERALL CONSOLIDATION AT SPORT HERITAGE /// The Sport Heritage division contributes 17% to brand adidas sales. In 2003, sales in this division declined 4% on a currency-neutral basis or 11% *in euro terms to* € 817 *million versus* € 922 *million in* 2002. This reduction reflects our efforts to optimize distribution of Sport Heritage products. In footwear, we limited distribution in certain European markets and Japan to prevent a potential oversupply of these products. And in North America, the lack of Sport Heritage footwear in lifestyle and fashion channels had a negative impact on sales. As a result, footwear revenues decreased 7% on a currency-neutral basis or 14% in euro terms to € 732 million in 2003 versus € 854 million in 2002. In apparel, however, just the opposite *occurred. This small but fast growing category delivered* currency-neutral revenue growth of 54% or 42% in euros to € 69 million in 2003 from € 49 million in 2002. The main driver of this improvement was increased expansion of distribution as part of our efforts to better balance the proportion of apparel sales in our Sport Heritage business.

SUCCESSFUL INTRODUCTION OF SPORT STYLE /// Sport Style sales commenced in 2003 and were characterized by strong sell-throughs at a very limited number of retail locations. Sales for the first year reached € 15 million.

adidas OWN RETAIL AS IMPORTANT TOP-LINE GROWTH DRIVER /// An increasingly important part of brand adidas revenues are own-retail activities. Own retail within adidas consists of four components: concept stores, concession corners in emerging markets, factory outlets and Internet sales. At the end of 2003, adidas operated 173 concept stores (2002: 161). These stores market Sport Performance and/or Sport Heritage products directly to the consumer. Major openings included Sport Performance stores in Marseille, Lyon and Fukuoka as well as adidas Originals stores in Milan, Miami and Munich. adidas concession corners, which provide sales infrastructure in emerging markets, in particular in Asia, number 178 (2002: 269) and declined as a result of closures mainly in non-urban locations, particularly in the Philippines. Factory outlets, which are utilized to optimize clearance activities for brand adidas, currently number 174 (2002: 173). Internet sales for North America are available at www.adidas.com. adidas own-retail activities made up 9% of brand sales in 2003, up from 8% in the prior year. This represents an increase of 21% in currency-neutral terms and 9% in euros to € 447 million in 2003 from € 410 million in 2002. This was driven both by comparable sales growth and new store openings.

adidas NET SALES BY DIVISION


Sport Style <1%
Sport Heritage 17%
Sport Performance 83%

adidas OWN-RETAIL STORES


Internet <1%
Concession corners 34%
Factory outlets 33%
Concept stores 33%

adidas NET SALES BY REGION


Latin America 3%
Asia 17%
Europe 58%
North America 22%

adidas NET SALES BY QUARTER € in millions


Q1 2003 1,405
Q1 2002 1,330
Q2 2003 1,137
Q2 2002 1,224
Q3 2003 1,475
Q3 2002 1,496
Q4 2003 933
Q4 2002 1,055

adidas ORDER BACKLOGS BY PRODUCT CATEGORY[1] change in %

	In €	Currency-neutral
Footwear	(14)	(7)
Apparel	6	13
Total	**(5)**	**2**

[1] Versus the prior year

GROSS MARGIN EXPANSION CONTINUES /// The adidas gross margin improved 1.3 percentage points to 40.6% in 2003 from 39.2% in 2002. Drivers of this improvement were increased own-retail activities as described above and our improving product mix. Favorable development of purchase prices in euros also positively impacted the adidas gross margin. Taken together, these effects more than offset a significantly lower gross margin in North America, which resulted from increased clearance sales at lower margins due to weakness in demand for many adidas product lines in the market. As a result of the gross margin improvement, and despite lower revenues in euro terms, adidas gross profit increased slightly to € 2.008 billion in 2003 versus € 2.004 billion in 2002.

OPERATING PROFIT INCREASES 6% /// In 2003, adidas operating expenses were reduced by 1% to € 1.643 billion from € 1.661 billion in the prior year due to decreases in North America and Asia, which were largely a result of currency effects. As a percentage of sales, however, operating expenses increased 0.7 percentage points to 33.2% in 2003 from 32.5% in 2002. The main contributors to this rise were continued own-retail expansion, increased marketing working budget and higher bad debt expenses in Europe. Despite this development, gross margin expansion drove adidas operating profit up 6% to € 365 million in 2003 versus € 343 million in the prior year. Similarly, operating margin increased 0.6 percentage points to 7.4% of sales versus 6.7% in the prior year.

YEAR-END ORDER BACKLOGS REFLECT MIXED DEVELOPMENTS /// adidas backlogs at the end of 2003 increased 2% versus the prior year on a currency-neutral basis. This represents a decrease of 5% in euro terms. Apparel backlogs grew 13% on a currency-neutral basis (+6% in euros) highlighting the strength of our "Apparel Breakthrough" initiative, while footwear backlogs declined 7% in currency-neutral terms (–14% in euros) reflecting weakness in North America.

CURRENCY-NEUTRAL SALES EXPECTED TO INCREASE AT MID-SINGLE-DIGIT RATES /// For 2004, we expect currency-neutral sales to grow at mid-single-digit rates with gains in all regions except North America. Sales increases will be driven by improvements in the running and football categories, as well as *increasing* sales from our new and evolving technologies such as ClimaCool®, a3® and the T-Mac 4 Laceless Footwear technology, as well as new products such as the Roteiro™ match ball, the PredatorPulse™ and F50 football boots (see Brand Strategies and Group Management Report/ Outlook). Gross *margin* in the segment is expected to improve, reflecting increased own-retail sales, lower clearance sales and an improving product mix. Therefore, operating profit should increase as a result of underlying sales and gross margin improvements.


Y-3
adidas SPORT STYLE ///
Y-3 BEANIE COLOR LOT

adidas DEVELOPMENT IN EUROPE

CURRENCY-NEUTRAL SALES GROW 9% IN EUROPE ///

Sales for brand adidas in Europe increased 9% on a currency-neutral basis. In euro terms, revenues grew 6% to € 2.851 billion in 2003 from € 2.694 billion in 2002. The strongest increases came from Italy, where sales were up 30%. Solid gains were also recorded in the UK, France and Spain. *In the emerging markets*, which include Eastern European countries, the Middle East and Africa, revenues continued to grow at double-digit rates, with particularly strong gains in Russia. Increased focus on key accounts and adidas own-retail activities were the main contributors to growth in each of these markets.

POSITIVE ORDER BACKLOG DEVELOPMENT CONTINUES ///

At the end of 2003, orders in Europe were up 9% on a currency-*neutral* basis with particularly strong growth rates in France, Spain and the UK. In euro terms, this improvement was 6%. Apparel was the main driver of this improvement, with backlogs up 13% on a currency-neutral basis (+11% in euros) due to increases in football, reflecting higher product demand in advance of the UEFA EURO 2004™ European Football Championships, and in the training category as a result of our "Apparel Breakthrough" initiative. Footwear orders grew 4% in currency-neutral terms (+1% in euros) as a result of growth in football and training. Despite this *positive development*, the challenging competitive environment in Europe leads adidas to project mid-single-digit sales growth in Europe for 2004.

adidas NET SALES IN EUROPE BY QUARTER € in millions

Q1 2003	825
Q1 2002	741
Q2 2003	650
Q2 2002	623
Q3 2003	892
Q3 2002	858
Q4 2003	485
Q4 2002	473

adidas ORDER BACKLOGS IN EUROPE BY PRODUCT CATEGORY[1]
change in %

	In €	Currency-neutral
Footwear	1	4
Apparel	11	13
Total	**6**	**9**

[1] Versus the prior year



adidas SPORT PERFORMANCE ///
ADISTAR COMPETITION RUNNING SHOE

adidas DEVELOPMENT IN NORTH AMERICA

CURRENCY-NEUTRAL SALES IN NORTH AMERICA DECLINE 8% /// On a currency-neutral basis, adidas sales in North America declined 8%. In euro terms, revenues decreased 23% in 2003 to € 1.067 billion from € 1.378 billion in the prior year. Difficult market conditions in the first half of the year, tough comparisons with prior year results in the second half of the year and lower demand for many adidas product lines throughout the year were the reasons for this weak development. This led to a significantly higher portion of clearance sales than in the prior year.

NORTH AMERICAN BUSINESS TO BE STABILIZED IN 2004 /// Year-end backlogs for North America decreased 18% on a currency-neutral basis or 31% in euro terms. From a product perspective, footwear orders declined by 26% currency-neutral (–38% in euros) as a result of lower demand in all major product categories except football. Apparel backlogs declined 2% in currency-neutral terms and 17% in euros. While this figure is negative, it shows improvement versus the prior quarter and reflects solid improvement in the training category. The year-end backlog development in North America continued to reflect lower demand for performance products, a negative trend that began in 2002. However, in light of recent market trends, retailer commentary and major sporting events scheduled for 2004, we are confident that we will be able to stabilize our adidas business in North America during the year.

adidas NET SALES IN NORTH AMERICA BY QUARTER € in millions



Q1 2003
306
Q1 2002
346
Q2 2003
268
Q2 2002
342
Q3 2003
293
Q3 2002
363
Q4 2003
200
Q4 2002
326

adidas ORDER BACKLOGS IN NORTH AMERICA BY PRODUCT CATEGORY[1]
change in %

	In €	Currency-neutral
Footwear	(38)	(26)
Apparel	(17)	(2)
Total	**(31)**	**(18)**

[1] Versus the prior year

adidas DEVELOPMENT IN ASIA

CURRENCY-NEUTRAL SALES GROW 9% FOR adidas IN ASIA /// In 2003, currency-neutral adidas sales were up 9% in Asia. This represents a decline of 3% in euros to € 839 million from € 867 million in 2002. This impressive currency-neutral sales growth was achieved despite tough comparisons due to strong sales increases in 2002 during and after the FIFA Football World Cup™. Japan, Hong Kong, Taiwan and, in particular, China all delivered solid growth, more than offsetting declines in Australia.

adidas IN ASIA SET TO DELIVER SOLID CURRENCY-NEUTRAL GROWTH AGAIN IN 2004 /// The order backlog development in Asia at the end of 2003 was up 18% on a currency-neutral basis or 8% in euro terms. Apparel, which is expected to be the main driver of growth in the region, delivered backlog growth of 40% on a currency-neutral basis or 28% in euros, due to increases in nearly all categories as a result of our "Apparel Breakthrough" initiative. Footwear backlogs increased 1% on a currency-neutral basis (-8% in euros). This reflects modest gains in the basketball and running categories. In light of these developments and the largely positive macroeconomic indicators in Asia, we expect double-digit top-line growth for brand adidas in the region.

adidas NET SALES IN ASIA BY QUARTER € in millions



Q1 2003
234
Q1 2002
202
Q2 2003
177
Q2 2002
221
Q3 2003
229
Q3 2002
232
Q4 2003
199
Q4 2002
212

adidas ORDER BACKLOGS IN ASIA BY PRODUCT CATEGORY[1]
change in %

	In €	Currency-neutral
Footwear	(8)	1
Apparel	28	40
Total	**8**	**18**

[1] Versus the prior year

adidas DEVELOPMENT IN LATIN AMERICA

CURRENCY-NEUTRAL adidas SALES IN LATIN AMERICA UP 34% /// From a regional perspective in 2003, the adidas brand grew most vigorously in Latin America where sales increased by 34% on a currency-neutral basis. In euro terms, sales improved 10% to € 173 million in 2003 from € 158 million in 2002. Strong double-digit growth in Argentina, Brazil and Chile was the driver of this positive development.

OUTLOOK FOR adidas *IN LATIN AMERICA AGAIN OPTIMISTIC* /// Although we do not have formalized backlog figures for this region, initial discussions with customers suggest that currency-neutral sales are expected to again grow at double-digit rates during 2004. The primary drivers of adidas revenue growth in Latin America for 2004 will be improved brand positioning in major markets as well as increased adidas own-retail activities.

adidas **NET SALES IN LATIN AMERICA BY QUARTER** € in millions

Q1 2003	35
Q1 2002	38
Q2 2003	40
Q2 2002	38
Q3 2003	51
Q3 2002	41
Q4 2003	47
Q4 2002	42



adidas SPORT HERITAGE ///
ORIGINALS TREFOIL RAINMACK

Salomon /// SALOMON SALES INCREASED 2% ON A CURRENCY-NEUTRAL BASIS IN 2003 AS A RESULT OF HIGHER SALES OF MAVIC CYCLING COMPONENTS, OUTDOOR FOOTWEAR AND SALOMON APPAREL. IN EUROS, HOWEVER, REVENUES DECLINED 4% TO € 658 MILLION VERSUS € 684 MILLION IN THE PRIOR YEAR. SALOMON GROSS MARGIN DECREASED 0.7 PERCENTAGE POINTS TO 40.1% OF SALES IN 2003 FROM 40.8% IN 2002. THIS DECLINE WAS MAINLY ATTRIBUTABLE TO NEGATIVE CURRENCY EFFECTS. OPERATING PROFIT DECLINED 10% TO € 35 MILLION IN 2003 VERSUS € 39 MILLION IN 2002 DESPITE OPERATING EXPENSE REDUCTIONS. FOR 2004, ALTHOUGH BOTH GROSS MARGIN AND OPERATING PROFIT ARE LIKELY TO REMAIN UNDER PRESSURE DUE TO CURRENCY EFFECTS, CURRENCY-NEUTRAL SALES ARE EXPECTED TO GROW.

SALOMON AT A GLANCE € in millions

	2003	2002	Change
Net sales	**658**	684	(4%)
Gross margin	**40.1%**	40.8%	(0.7pp)
Operating profit	**35**	39	(10%)

SALOMON NET SALES BY QUARTER € in millions



Q1 2003
124
Q1 2002
123
Q2 2003
67
Q2 2002
71
Q3 2003
199
Q3 2002
230
Q4 2003
268
Q4 2002
260

SALOMON CURRENCY-NEUTRAL SALES UP 2% /// Salomon sales increased 2% currency-neutral, reflecting growth in Mavic cycling components, outdoor footwear and Salomon apparel. This improvement was partly offset by declines in winter sports hardware sales due to poor winter conditions in North America and Japan in 2002/03. In euro terms, sales were down 4% to € 658 million in 2003 from € 684 million in 2002.

REVENUE GROWTH LARGELY DRIVEN BY INCREASED SALES OF SUMMER SPORTS PRODUCTS /// Winter sports product sales, about 67% (2002: 69%) or € 440 million of Salomon's total sales in 2003 were stable in currency-neutral terms or down 6% in euros (2002: € 470 million). Summer sports products comprised 33% of revenues or € 218 million in this segment in 2003 (2002: 31% or € 214 million). Sales of these products grew 6% in currency-neutral terms or 2% in euros in 2003. The main drivers of this improvement were Mavic cycling components, outdoor footwear and Salomon apparel.

EUROPE DRIVES CURRENCY-NEUTRAL SALES GROWTH /// From a regional perspective, Europe drove currency-neutral growth for Salomon in 2003. Currency-neutral sales in the region grew 7% driven by improvements in all major countries such as France, Italy, Switzerland, Sweden and Germany. In North America and Asia, currency-neutral sales declined 5 and 9% respectively, mainly as a result of lower sales in the USA and Japan. In Latin America, currency-neutral revenues of Salomon grew 33%, albeit from a very small base, due to growing market share in Argentina and Brazil. Currency effects negatively impacted revenues in all regions. In euro terms, sales grew 6% in Europe to € 418 million in 2003 from € 395 million in 2002. In North America, revenues declined 18% in euro terms to € 164 million versus € 199 million in the prior year. Asian sales also declined 18% in euros to € 69 million in 2003 from € 84 million in 2002. And in Latin America, sales increased 12% in euro terms to € 4 million versus € 3 million in the prior year.

SALOMON NET SALES BY PRODUCT CATEGORY



Surfing 1%
Nordic[1] 6%
Snowboarding[3] 7%
Skating[2] 7%
Apparel and gear 10%
Cycling[4] 12%
Alpine[1] 43%
Outdoor footwear 14%

[1] Includes skis, boots, bindings and other related products
[2] Includes inline skates and skateboards
[3] Includes boards, boots and bindings
[4] Includes wheels, rims and other related cycling products

SALOMON NET SALES BY REGION



Latin America 1%
Asia 10%
North America 25%
Europe 64%

NEGATIVE CURRENCY EFFECTS DRIVE GROSS MARGIN DECLINE /// Salomon gross margin declined 0.7 percentage points to 40.1% in 2003 versus 40.8% in 2002. This decrease was mainly attributable to negative currency effects, arising from the fact that nearly all Salomon hardware sourcing takes place in Europe, while nearly 50% of segment sales are registered in non-euro currencies. These currencies for the most part depreciated significantly versus the euro in 2003. As a result of this development and lower revenues in euro terms, Salomon gross profit declined 6% to € 264 million in 2003 from € 279 million in 2002.

OPERATING PROFIT DECLINES DESPITE OPERATING EXPENSE REDUCTIONS /// Operating expenses at Salomon were reduced by 5% to € 228 million in 2003 versus € 240 million in 2002, and operating expenses as a percentage of sales declined 0.4 percentage points to 34.7% from 35.1% in the prior year. These reductions were driven by continued strict cost control, which led to lower expenditures in all operating expense categories. Despite lower operating expenses, Salomon operating profit declined 10% to € 35 million in 2003 from € 39 million in 2002 and operating margin declined 0.4 percentage points to 5.4% of sales in 2003 versus 5.7% in the prior year. Both these declines are fully attributable to negative currency effects on sales and gross margin as described above.

PROVISION OF BACKLOG INFORMATION ON SALOMON NOT MEANINGFUL /// Because of the strong seasonality of Salomon's business and the often short-term nature of orders within the winter sports industry, we do not provide backlog information for the Salomon family of brands.

CURRENCY-NEUTRAL SALES TO IMPROVE BUT MARGINS TO REMAIN UNDER PRESSURE DUE TO NEGATIVE CURRENCY EFFECTS IN 2004 /// At Salomon, we expect currency-neutral sales to increase at mid-single-digit rates in 2004. Summer sports products are likely to be the primary growth driver, helped by our expanding Salomon apparel line and the innovative Ground Control System™ footwear. Furthermore, winter sports products also look poised to deliver growth with strong new products in the alpine and nordic categories (see Brand Strategies and Group Management Report/Outlook). Gross margin, however, is likely to remain under pressure as a result of the negative currency effects explained above. As a result, operating profit is unlikely to surpass the 2003 level in the coming year.



SALOMON

SALOMON /// GROUND CONTROL SYSTEM™ PRO
TRAIL RUNNING SHOE

TaylorMade-adidas Golf

TaylorMade-adidas Golf /// IN 2003, TAYLORMADE-adidas GOLF CURRENCY-NEUTRAL SALES GREW 4% AS A RESULT OF INCREASING SALES IN THE IRON AND SOFT GOODS CATEGORIES. IN EURO TERMS, HOWEVER, REVENUES DECLINED 10% TO € 637 MILLION IN 2003 VERSUS € 707 MILLION IN 2002. GROSS MARGIN DECLINED 3.3 PERCENTAGE POINTS TO 45.5% OF SALES VERSUS 48.8% IN THE PRIOR YEAR AS A RESULT OF LOWER METALWOOD AND GOLF BALL MARGINS. OPERATING PROFIT, HOWEVER, DECREASED 9% TO € 67 MILLION IN 2003 FROM € 74 MILLION IN 2002 WITH MAJOR OPERATING EXPENSE REDUCTIONS PARTIALLY OFFSETTING LOWER GROSS MARGIN. FOR 2004, CURRENCY-NEUTRAL SALES, GROSS MARGIN AND OPERATING PROFIT GAINS ARE EXPECTED.

TAYLORMADE-adidas GOLF AT A GLANCE € *in millions*

	2003	2002	Change
Net sales	**637**	707	(10%)
Gross margin	**45.5%**	48.8%	(3.3pp)
Operating profit	**67**	74	(9%)

TAYLORMADE-adidas GOLF NET SALES BY QUARTER € in millions



Q1 2003
134
Q1 2002
176
Q2 2003
177
Q2 2002
203
Q3 2003
176
Q3 2002
137
Q4 2003
150
Q4 2002
191



TAYLORMADE /// TAYLITE GOLF BAG

CURRENCY-NEUTRAL TAYLORMADE-adidas GOLF SALES UP 4% /// Currency-neutral sales at TaylorMade-adidas Golf grew 4% during 2003. In euro terms, full year revenues declined 10% to € 637 million in 2003 from € 707 million in 2002. The currency-neutral sales growth was realized despite the fact that sales comparisons were negatively impacted by the non-renewal of a distribution and licensing arrangement with Slazenger Golf at the end of 2002. Excluding the approximately € 25 million of Slazenger Golf sales that was included in last year's revenues, currency-neutral sales would have increased by 9%. Like-for-like revenues in euros were down 8%.

CURRENCY-NEUTRAL SALES GROWTH DRIVEN BY NEW PRODUCT INTRODUCTIONS AND EXPANDING PRODUCT LINES /// The currency-neutral sales improvement at TaylorMade-adidas Golf was a result of solid double-digit increases in the irons, putters, footwear and apparel categories. This growth was largely driven by new product introductions in the hardware categories such as our RAC technology, a new type of club head construction that dramatically improves feel at impact and was employed in all new irons and wedges in 2003, and expanding product line and market shares of our soft goods products. Sales of both metalwoods and golf balls, however, declined. This decrease is mainly a result of higher clearance sales in advance of new product launches in 2004. However, with strong product introductions during the year, including a further evolution of the successful metalwood R500 Series, TaylorMade was able to not only remain world leader in the industry's largest and most important category but even further strengthened its number one position in 2003. Golf ball sales declined, impacted by the non-renewal of the Slazenger Golf distribution and licensing arrangement at the end of 2002.

TAYLORMADE-adidas GOLF NET SALES BY PRODUCT


Putters 3%
Accessories[1] 7%
Golf balls 7%
Footwear 7%
Apparel 9%
Metalwoods 46%
Irons 21%

[1] Includes golf bags, gloves and other accessories

TAYLORMADE-adidas GOLF NET SALES BY REGION


Latin America <1%
Europe 15%
Asia 33%
North America 52%

HIGHEST SALES INCREASES IN ASIA /// On a regional basis, the largest currency-neutral revenue growth in 2003 came from Asia, where sales increased 9%. All markets except Japan contributed to this development. Currency-neutral sales also increased in North America, up 3%, despite the non-renewal of a licensing and distribution arrangement with Slazenger Golf for products which are primarily marketed in the USA. Currency-neutral sales in Europe declined 5% as a result of pricing pressure in the UK. Negative currency effects impacted TaylorMade-adidas Golf sales performance in all regions. As a result, Asian revenues in euro terms declined 3% to € 207 million in 2003 versus € 214 million in 2002. In North America, sales in euros declined 13% to € 331 million from € 382 million in the prior year. And in Europe, sales were down 14% in euros to € 96 million in 2003 from € 111 million in 2002.

GROSS MARGIN IMPACTED BY HIGHER CLEARANCE SALES IN ADVANCE OF PRODUCT LAUNCHES /// In 2003, TaylorMade-adidas Golf's gross margin declined 3.3 percentage points to 45.5% from 48.8% in 2002. This decrease was mainly a result of lower metalwood margins in Asia as a consequence of higher clearance sales in preparation for new product launches in 2004. Lower golf ball margins due to higher costs associated with increased tour standards also contributed to the margin decline. These effects more than offset increases resulting from strong improvements in the iron category attributable to a higher proportion of the high-margin RAC products. As a result of the gross margin decline and lower revenues in euro terms, TaylorMade-adidas Golf gross profit decreased 16% to € 290 million in 2003 from € 345 million in 2002.

STRICT COST CONTROL ONLY PARTIALLY OFFSETS GROSS MARGIN DECLINE /// Operating expenses at TaylorMade-adidas Golf decreased by 18% to € 222 million in 2003 from € 271 million in 2002. As a percentage of sales, this represents a reduction of 3.4 percentage points to 34.9% in 2003 from 38.3% in 2002. This strong reduction was achieved as a result of continued strict cost control in particular with respect to administrative overheads. As a result, operating profit for TaylorMade-adidas Golf decreased 9% to € 67 million in 2003 from € 74 million in 2002. Operating margin grew 0.1 percentage points to 10.6% of sales in 2003 from 10.5% in 2002.

PROVISION OF BACKLOG INFORMATION ON TAYLORMADE-adidas GOLF NOT MEANINGFUL /// Because backlogs are measured differently in golf than in other parts of our business, we do not provide order information for TaylorMade-adidas Golf.

ALL MAJOR P&L ITEMS TO IMPROVE AT TAYLORMADE-adidas GOLF IN 2004 /// For 2004, we expect currency-neutral sales at TaylorMade-adidas Golf to grow at mid-single-digit rates. This development will be driven primarily by the strength of our metalwood category, where the introduction of a new metalwood is likely to further extend our leading position in golf's largest category (see Brand Strategies and Group Management Report/Outlook). In addition, we expect our growing market share in the iron category to continue and anticipate ongoing above-average growth for adidas Golf products in 2004. Gross margin in the segment is also expected to improve, reflecting continued product mix improvements. Likewise, operating profit should increase as a result of these developments coupled with further operating efficiency gains.

Risk Management /// THE GLOBAL BUSINESS LANDSCAPE OF THE SPORTING GOODS INDUSTRY REMAINED HIGHLY VOLATILE IN 2003 WITH MACROECONOMIC UNCERTAINTIES AND RAPIDLY CHANGING CONSUMER PREFERENCES. AS A RESULT, THE adidas-Salomon GROUP IS CONTINUALLY CONFRONTED BY A VARIETY OF RISKS WHILE AT THE SAME TIME EXPLORING OPPORTUNITIES TO MAXIMIZE EARNINGS AND INCREASE SHAREHOLDER VALUE. OUR RISK MANAGEMENT SYSTEM PROVIDES THE FRAMEWORK FOR SAFEGUARDING OUR STRONG COMPETITIVE POSITION GLOBALLY AND FOR SUSTAINING THE SUCCESS OF OUR GROUP INTO THE FUTURE.

RISK MANAGEMENT PHILOSOPHY /// Risk management at adidas-Salomon addresses both short-term operational as well as long-term strategic risks. Opportunity-focused, but risk-aware decision-making is a central element of the Group's management practice across all brands, regions and functions. It is not our goal to avoid all potential risks, but to maintain an optimal balance between risk avoidance, risk reduction, risk transfer and controlled risk acceptance. Risk sensitivity must not compromise our capability to identify, create and act on opportunities, and thereby generate attractive shareholder returns.

RISK MANAGEMENT – VALUES AND PRINCIPLES /// Responsibilities within the risk management system are reflected in the Group's existing functional and hierarchical organization structure. This system is characterized by the following values and principles:

- → Risk management must ensure early identification, appropriate communication and continuous monitoring of risks, in combination with suitable action for risk avoidance, reduction, transfer or acceptance.
- → In cases where risk cannot be avoided or transferred, it is the responsibility of functional management on all organizational levels to prepare and implement contingency plans with the objective to reduce the potential risk impact to an acceptable level.
- → Risk management is fully integrated into the day-to-day management practice in all functions and on all organizational levels. It is primarily the responsibility of functional management, supported by the strategic directions from regional and brand business units and global headquarters.
- → Further, it is the responsibility of functional management on all organizational levels to report risk-relevant information in a timely, accurate and complete manner to the appropriate management levels.
- → All employees of the adidas-Salomon Group are encouraged to be active participants of the risk management system within their area of responsibility; the Executive Board and senior management are committed to sponsor the risk management system by building risk management awareness throughout the organization.

RISK AREAS /// Risks that may impact the future performance of the adidas-Salomon Group are in the following areas in particular:

CONSUMER SPENDING /// The sporting goods industry is sensitive to changes in the global macroeconomic environment. Recession, inflation, political developments and even weather conditions often result in considerable changes in consumer sentiment and buying behavior. As experienced in 2003 with SARS and the war in Iraq, consumer spending was temporarily negatively impacted in Asia and the North American markets respectively. Such incidents have the potential to impact the Group's financial performance. However, adidas-Salomon enjoys the competitive advantage of a well-balanced business portfolio across numerous brands and geographic regions. Consumer spending related shortfalls in individual markets are therefore unlikely to threaten the stability of the Group.

CONSUMER PREFERENCES AND BRAND IMAGE /// The success of the Group depends to a large extent on the image of our brands and our capabilities to market products that meet consumer preferences. In this context, we face a strategic risk which, among others, is addressed by careful long-term strategic marketing planning including thorough market research in the areas of design, quality, image and pricing. adidas-Salomon puts significant efforts into the development and enhancement of industry-leading performance technologies and trend-setting designs.

MARKETING INVESTMENTS /// The successful launch of new products and the continuous strengthening of brand image require considerable expenditure for marketing and advertising. The impact of campaigns and sponsorship contracts depends on a variety of sometimes non-controllable factors such as the success of individual athletes or clubs. In order to address this risk, adidas-Salomon works with top-tier marketing and advertising agencies for a thorough cost/benefit evaluation of major campaigns and sponsorship agreements.

PRODUCTION AND SUPPLY /// The vast majority of adidas-Salomon products are manufactured by independent factories in accordance with our technical material and design specifications. The reliable performance of these suppliers in terms of timely delivery, quality and pricing is vital for the success of the Group. In order to control this potential risk, adidas-Salomon employs more than 100 quality control officers who monitor supplier standards (see Sustainability). Among others, detailed material cost and manufacturing process analyses are performed to ensure competitive sourcing costs. Regular benchmarking reviews address performance variances between factories.

PRODUCT SOURCING /// Most of the production facilities of the Group's suppliers are located in the emerging markets of Asia (see Global Operations). As a result, adidas-Salomon is exposed to risks associated with business activities in these countries. Among others, this includes changes in duties, tariffs or currency exchange rates, or trade restrictions, quotas and political instability. In order to avoid over-dependency on individual suppliers or countries adidas-Salomon maintains relationships with a number of production partners in different countries. As a result of this strategy, adidas-Salomon was able to successfully manage the 2003 SARS crisis in Asia without any major negative impact on the Group's financial results.

CURRENCY /// Most of the Group's currency risks result from the fact that approximately 70 to 80% of our sourcing is done with suppliers that are primarily located in the Far East and the products are invoiced mainly in US dollars. However, since our sales to customers are denominated primarily in euro and other currencies (such as the Japanese yen and British pound), the Group is exposed to the risk of exchange rate movements. Further, the Group has started to protect future royalty income in foreign currencies. Natural hedges are used in the management of currency risks wherever possible. In order to further mitigate this exposure, the Group hedges foreign currency risks for typically up to 15 to 18 months in advance, including forward contracts, swaps and currency options or combinations of currency options. Treasury management at adidas-Salomon is strongly centralized at the Group headquarters.


adidas

adidas SPORT HERITAGE ///
ORIGINALS BAGONA BAG

FINANCING NEEDS /// The Group's level of debt has been considerably reduced in 2003. However, we believe it is always prudent to ensure sufficient refinancing possibilities on an ongoing basis. During the past years, adidas-Salomon has diversified into different sources of financing to reduce our dependency on traditional bank financing. In addition to the existing ABS, commercial paper programs and private placements, *the Group launched a € 400 million convertible bond* with a maturity up to 2018 (see note 15). With respect to credit line relationships with banks, adidas-Salomon concentrates on centrally managed global banking relationships. Due to the Group's operations around the globe, operating cash is also spread over different locations. Wherever possible and economically feasible, cash is concentrated centrally. The authorization of banking partners is regularly reviewed. Short- and longer-term investments of surplus liquidity are arranged at the headquarter level, considering counterparty and product limits. In order to minimize the risk of a major rise in interest rates, the vast majority of the Group's floating rate borrowings are protected with interest rate caps. Furthermore, during 2003 adidas-Salomon has made use of the historically low longer-term interest rates to shift part of its borrowings from floating to fixed-rate financing arrangements.

SOCIAL AND ENVIRONMENTAL FACTORS /// We have continuing responsibilities to our workers and the environment. Malpractice in these areas can have a significant impact on the reputation and operational efficiency of our Group and its suppliers. *Our Social and Environmental Affairs (SEA) team* monitors the factories of adidas-Salomon suppliers to ensure compliance with social, environmental, health and safety standards, creating and implementing action plans to ensure improvements where necessary. These internal audits are verified by the Fair Labor Association (FLA). At adidas-Salomon, we believe that the most sustainable way to enforce compliance with our Standards of Engagement is by providing constant training, communication and consultation for our suppliers' management and their workers. For this reason, the SEA team has increased its focus on training our business partners in developing systems for self-governance, in addition to monitoring them (see Sustainability).

LEGAL MATTERS /// As a global corporation, adidas-Salomon operates under a wide variety of legal and regulatory frameworks. Finding solutions for various legal matters in numerous countries entails risk for the Group, especially in the formulation of contracts, the resolution of legal issues and the taking of legal action. To manage these tasks, internal and external specialists *are assigned to these matters. Based on* all outstanding litigation, we believe that the ultimate liabilities resulting from any claims not already covered by accurals and provisions will not materially affect the consolidated financial position of the Group.

INTELLECTUAL PROPERTY PROTECTION AND PIRACY /// adidas-Salomon is exposed to risk from product counterfeiting and imitation, which can cause the loss of sales and damage to our reputation. The Group is also exposed to the *risk of claims and* litigation from third parties for infringement of their rights. We therefore take a number of measures to manage these risks, including legal protection (usually through registration) for our important trademarks, designs and innovations. We also utilize brand protection programs in our key markets to detect and take action against product counterfeiting and imitation and carefully research new products and product names to identify and avoid potentially conflicting rights of third parties.

PRODUCT LIABILITY /// *As a supplier of consumer products,* adidas-Salomon can face legal action if and when defective products are sold. Apart from the financial consequences of product liability cases, for which we have adequate insurance cover, these cases may damage market perception of our products, resulting in image impairment. Through intensive quality control we seek to minimize these risks.

INFORMATION TECHNOLOGY /// adidas-Salomon utilizes a complex network of communications and IT applications in its business activities. Therefore natural disaster, criminal mischief or IT mismanagement could result in a severe disruption of our business. We employ various methods to mitigate these risks and prevent or minimize such disruptions. These actions include, but are not limited to, the utilization of hardware and software experts, firewall and encryption technologies and business continuity planning. Our wide area network (WAN) connections are set up in such a way as to prevent system-wide failure from a single disturbance and all our dial-up connections to the corporate Intranet are encrypted.

PROPERTY /// adidas-Salomon products are manufactured, shipped and stored all over the world. Physical damage to premises, production units and warehouses can lead to business interruption. These risks are mitigated by a variety of loss prevention measures, which include working with reliable suppliers and logistics providers who guarantee high safety standards. adidas-Salomon also maintains sufficient insurance cover to prevent financial loss in the event of such damage.

SAFEGUARDING THE ONGOING BUSINESS /// Despite obvious business risks, adidas-Salomon is operationally and financially strong, with sizable assets and liquidity. We are constantly working to reduce and transfer risk as appropriate. Based on the compilation of risks explained within this report and the current business outlook, no immediate risks have been identified which could jeopardize the Group's ongoing business health and viability. The Group's equity capitalization and earning power form a solid basis for our future business development. We have taken appropriate precautions against typical business risks that could negatively affect our financial standing and profitability situation.



adidas SPORT PERFORMANCE ///
a³® TWIN STRIKE RUNNING SHOE

Outlook /// 2004 IS POISED TO BE ANOTHER STRONG YEAR FOR adidas-Salomon. MACROECONOMIC SIGNALS INDICATE THAT SOME IMPROVEMENT IN THE GLOBAL ECONOMY IS LIKELY AND TWO BIG SPORTING EVENTS ARE EXPECTED TO BRING POSITIVE MOMENTUM TO THE SPORTING GOODS MARKET. FURTHER, AND MOST IMPORTANTLY, adidas-Salomon's POSITIVE FINANCIAL *PERFORMANCE* IN 2003 GIVES US CONFIDENCE THAT WE WILL BE ABLE TO CONTINUE THIS PROGRESS IN 2004. AS A RESULT, WE EXPECT TO INCREASE GROUP REVENUES BY 3 TO 5% ON A CURRENCY-NEUTRAL BASIS, EXPAND BOTH GROSS AND OPERATING MARGINS AS WELL AS DELIVER NET EARNINGS GROWTH OF AT LEAST 10%.



adidas SPORT PERFORMANCE ///
ADISTAR SINGLET SHIRT

IMPROVING ECONOMIC OUTLOOK /// At the beginning of 2004, economic indicators suggest that global markets are on the upturn and there is potential for continued recovery. In the USA, both consumer confidence and GDP growth expectations are at 18-month highs and the increased competitiveness of the US economy resulting from a weaker dollar has increased the potential for an export-driven upswing. As a result, leading economists project GDP growth in the region of between 3 and 4% in 2004. In the Euro Zone, economic growth is also expected to accelerate, however the strong appreciation of the euro versus other currencies is likely to continue to dampen economic recovery in the region. On the other hand, expected improvements in the labor market as well as tax cuts scheduled to take effect early in the year have the potential to stimulate private consumption during the course of 2004. As a result of these developments, GDP growth of around 2% is projected for the region. The Japanese economy is expected to improve further in 2004. In addition to exports benefiting from the loosening of China's import restrictions, private consumption should also pick up due to less volatile compensation levels. This is expected to lead to economic growth of around 2%. For the rest of Asia, the growth expectations are based on an increasing domestic demand in the major markets. In Latin America, although GDP growth expectations vary widely among individual countries, economic and financial conditions have improved strongly throughout the region over the last year, providing optimism for both increased financial stability and a solid economic recovery.

POSITIVE SIGNALS IN THE SPORTING GOODS SECTOR /// The sales outlook for the sporting goods sector is expected to improve during 2004. In the USA, increased consumer spending, higher retail sales in the second half of 2003 as well as better-than-expected back-to-school and holiday season sales in the sector underpin expectations of further improvements. In Europe, the consumption of sporting goods products is expected to remain under pressure. In some European markets, especially in the UK, increased promotional activity by retailers is likely to lead to more customized product assortments from suppliers as well as increasing own-retail activities. Despite these trends, a turnaround of the apparel market is expected and should be supported by the UEFA EURO 2004™ European Football Championships. Similarly, the Summer Olympics in Athens should also serve as a positive impulse for the market. In Japan, further retail consolidation is expected to increase price pressure on major vendors. However, projected increases in private consumption have led major retailers to announce significant expansion plans for the first time in five years.

CURRENCY-NEUTRAL SALES GROWTH OF 3 TO 5% EXPECTED /// Based on these economic and sector developments as well as the backlog development at brand adidas (see Group Management Report/adidas) and feedback from retailers, we expect to grow Group sales by 3 to 5% on a currency-neutral basis in 2004. These gains will be driven by top-line expansion at adidas, Salomon and TaylorMade-adidas Golf. Improvements are anticipated in all product categories, with apparel projected to lead the way based on the strength of our "Apparel Breakthrough" initiative. Further, we expect this growth to be largely driven by volume increases.

STABILIZING BUSINESS IN NORTH AMERICA AS TOP PRIORITY /// On a regional level, our top priority will be to stabilize our adidas business in North America. This will be supported by a new management team, which was put in place in January 2004. The primary focus of our activities will be to enhance relationships with retail partners by fine-tuning our distribution strategy, launching a major brand advertising campaign, entitled "Impossible is Nothing", and increasing the own-retail presence of brand adidas. These activities coupled with the improving economic and sector outlook in the USA are expected to drive currency-neutral growth in the second half of 2004.

CONTINUED STRENGTH EXPECTED IN EUROPE /// In our largest and most profitable region, Europe, we plan to continue on our solid growth path in 2004. adidas supplies the official match ball and is Official Licensee for the UEFA EURO 2004™ European Football Championships in Portugal and Official Outfitter for the Summer Olympics in Athens. Both these events are expected to increase adidas brand exposure and sales in Europe. Our successful "Winning in Europe" program (see Group Strategy) aims to accelerate top-line growth in the region with focus on key accounts and own retail. In addition, the "Winning in Europe" area formation should generate bottom-line improvements of approximately € 50 million between 2003 and 2006. Our sales growth projection for the region in 2004, however, remains in the mid-single-digit range, reflecting the overall difficult retail environment in most markets.

OWN-RETAIL EXPANSION TO DRIVE GROWTH IN ASIA AND LATIN AMERICA /// In Asia and Latin America, expansion of own-retail activities will be the key drivers of growth, as retail infrastructure is less developed in these regions than in other parts of the world. Major gains will come from Japan, Korea, China, Australia, Brazil, Mexico and Argentina, where growth will be spurred by new product and marketing initiatives as well as sourcing and distribution optimization. Varied but largely positive macroeconomic development in these regions will also support growth in 2004. As a result, double-digit currency-neutral sales increases are expected in both Asia and Latin America.

NEW PRODUCTS AS IMPORTANT DRIVER OF GROWTH IN 2004 /// At adidas-Salomon, one of our key competitive advantages is our technological leadership in the sporting goods industry. Since 2001, we have successfully brought at least one major product revolution or significant evolution per year to the market. In 2004, we will continue to leverage this strength by further commercializing evolutions of our well-established technologies and introducing several completely new product technologies to the market. In addition to these new technologies, the continued strength of our largest sports categories within each of the brands will be critical to meeting our growth expectations in 2004.

EXPECTED 2004 CURRENCY-NEUTRAL NET SALES GROWTH RATES BY BRAND AND REGION

adidas	mid-single-digit
Salomon	mid-single-digit
TaylorMade-adidas Golf	mid-single-digit
Europe	mid-single-digit
North America	positive
Asia	double-digit
Latin America	double-digit
Total	**3 to 5%**

CLIMACOOL®, a3®, GROUND CONTROL SYSTEM™ AND THE T-MAC 4 LACELESS FOOTWEAR TECHNOLOGIES DRIVE INTEREST IN adidas SPORT PERFORMANCE /// Within the adidas Sport Performance division, our famous ClimaCool® technology (see Brand Strategies) will be introduced at various price points and technology levels throughout the year. In particular, this technology will be highlighted at the Summer Olympics in August. For ClimaCool®, we are targeting sales of four million pairs of shoes and five million pieces of apparel. In addition, we will focus distribution of our premium running product, the a3® ULTRARIDE, to vertical running retailers, starting in the second quarter of 2004. In the second half of the year, we will introduce two completely new technologies with the Ground Control System™, our first major footwear technology co-developed by adidas and Salomon (see Brand Strategies) and the new T-MAC 4 Laceless Footwear Technology (see Brand Strategies). While sales from these technologies are unlikely to exceed 10% of total adidas revenues in 2004, we view them as a critical element of driving consumer attention and demand for adidas products.

RUNNING AND FOOTBALL CATEGORIES AS MAIN DRIVERS FOR adidas SPORT PERFORMANCE GROWTH /// While new technologies have a major impact on the image of the adidas brand as a performance leader, sales development in the adidas Sport Performance division is always determined by the performance of our five major sports categories: running, football, basketball, tennis and training. In 2004, we expect running and football to be the major growth drivers for the brand. This reflects the expansion and commercialization of our major footwear technologies, which are largely targeted at the running segment. The football category will be positively impacted by the UEFA EURO 2004™ European Football Championships in Portugal combined with our new products for this event, the Roteiro™ match ball, and the innovative football boots F50 and PredatorPulse™. Further growth is also expected in both the adidas Sport Heritage and Sport Style divisions (see Brand Strategies).

SALOMON BRINGS MAJOR INNOVATION TO BOTH SUMMER AND WINTER CATEGORIES /// At Salomon, major product innovation is coming in both the winter and summer product categories. In the winter segment, which currently comprises the majority of sales, new innovations such as the Scrambler™ and Streetracer® ski collections, the ERA® snowboard technology and the Spaceframe™ Course ski boot in the second half of the year, will help us extend our market-leading position in winter sports. In summer products and soft goods, where we are targeting over-proportionate growth in 2004, the Ground Control System™ will be the leading Salomon footwear technology. Moreover, an entirely new Salomon apparel line will be introduced, which we expect to increase sales by around 50% in the category versus 2003 as a result of expanded distribution and increased sourcing efficiencies.

NEW METALWOOD TO BE LAUNCHED AT TAYLORMADE-adidas GOLF /// At TaylorMade-adidas Golf, we will introduce a revolutionary new metalwood in the summer of 2004. As metalwoods are the Group's highest-margin product category and comprise nearly 50% of segment sales, this introduction will be an important contributor to TaylorMade-adidas Golf top-line growth in 2004. In addition, new product introductions or extensions are planned for other categories such as irons, golf balls and putters.

MAJOR PRODUCT LAUNCHES IN 2004[1]

Product	Brand	Launch Date
ClimaCool®	adidas	March, July and August
a3® ULTRARIDE	adidas	Second quarter
Ground Control System™	adidas/Salomon	Second half
T-MAC 4 Laceless Footwear Technology	adidas	Fourth quarter
Roteiro™ football	adidas	First quarter
F50 football boot	adidas	First quarter
PredatorPulse™	adidas	Second quarter
Scrambler™ ski	Salomon	Second half
Streetracer® ski	Salomon	Second half
New Salomon apparel	Salomon	First and third quarters
New metalwood	TaylorMade-adidas Golf	Summer
RAC CGB irons	TaylorMade-adidas Golf	First quarter
Revolution golf ball	Maxfli	First quarter

[1] See Brand Strategies for full product descriptions.

KEY PROFIT & LOSS TARGETS FOR 2004

Gross margin	≥ 45.0%
Operating margin	> 7.8%
Net income growth	≥ 10.0%



TAYLORMADE /// ROSSA MONZA MID PUTTER

MAJOR PROGRESS CONTINUES ON OTHER P&L ITEMS /// adidas-Salomon is committed to being among the industry leaders in all measures of profitability. In 2004, we again expect improvements in gross margin, operating margin and net income. With respect to *gross margin, the increased* proportion of higher-margin own-retail activities, an improving product mix and lower clearance sales will be the primary margin drivers. We anticipate that the stronger euro will continue to positively impact sourcing costs and therefore *also help to improve gross margin.* As a consequence, there is potential for the Group's gross margin to exceed 45% for the first time ever. We are also projecting operating margin expansion, which is our most important internal measure of operational success. Despite increases to marketing working *budget as a result of event-related spending in 2004,* we expect continued savings in operating overheads and other expenses which will be re-invested in own-retail activities. Consequently, we will deliver a visible increase in Group operating margin above the 2003 level of 7.8%. Lastly, we *expect over-proportionate growth in net earnings* for the fourth consecutive year. The combination of underlying top-line improvement, a high gross margin and an improving operating margin will help us achieve earnings growth of at least 10% versus the prior year.

DIVIDEND POLICY DEFINES PAYOUT IN 2004 /// The Group has pursued a long-term, earnings-linked dividend policy with a payout ratio corridor of 15 to 20% of net income. We expect to maintain this policy in 2004.

INVESTMENT LEVEL IN 2004 BETWEEN € 150 MILLION AND € 200 MILLION /// Capital expenditure for the Group is expected to be at a level of between € 150 million and € 200 million in 2004. Investments in tangible and intangible assets will be used primarily for own-retail expansion as well as for the increased deployment of SAP and other IT systems in major subsidiaries within the Group. The most important factors in determining the exact level and timing of this investment will be the rate at which we are able to successfully secure retail locations and integrate new SAP systems within existing applications.

FURTHER OPTIMIZATION OF FINANCIAL STRUCTURE AND DEBT REDUCTION EXPECTED /// We are committed to continually improving the Group's financial structure and reducing net debt levels. Following our strong progress in 2003 (see Group Management Report/Finance and Investment), 2004 advances will again be driven by *improved operational performance* as well as continued tight control of capital expenditure and working capital as a percentage of sales. As a result of these activities, we expect to reduce total net borrowings by more than € 100 million again in 2004.

SUPPLIER CONSOLIDATION AND PREPARATION FOR WTO AS TOP PRIORITIES FOR GLOBAL OPERATIONS /// The manufacture of adidas-Salomon products is secured through numerous independent manufacturers around the world. The supply *levels and prices for adidas-Salomon products are negotiated* approximately six months in advance. As a result, product sourcing costs are fairly predictable for the next 12 months. In 2004, one of our top priorities will be to further consolidate this base of suppliers, in order to strengthen both relation*ships and bargaining potential with key supply partners.* Another key focus of our Global Operations team in tandem with retail partners in 2004 will be to prepare for changes relating to the expiration of World Trade Organization (WTO) quotas as well as potential tariff reductions in key sourcing countries. This may have a *disruptive impact on the industry* in the second half of 2004 but could potentially lead to a reduction of both sourcing and retail costs during 2005. Other priorities for 2004 include further customization of supply-chain solutions for key accounts and various initiatives *designed to increase the speed-to-market for our products* (see Global Operations).

ORGANIZATIONAL CHANGES EXPECTED IN MARKETING AND adidas NORTH AMERICA /// Following the announcement of Erich Stamminger as President and CEO of *adidas America* in addition to his responsibilities as Head of Global Marketing, we expect some organizational changes during the first nine months of 2004 to ensure optimal coordination of the two units. This includes the relocation of a small number of senior *marketing executives to North America, primarily in the* technological innovation, Sport Heritage and Sport Style functions. While continuous structural change to improve efficiency and reduce hierarchy is an integral part of the adidas-Salomon Management philosophy, no other wide-scale *organizational changes are currently planned in 2004.*

OWN-RETAIL ACTIVITIES EXPECTED TO DRIVE PERSONNEL INCREASES /// In 2004, we project that the continued expansion of our own-retail activities will again be the major driver *of increased personnel requirements.* Personnel expenses (including production) are expected to increase in line with the number of newly hired employees in 2004.

R&D SPENDING TO REMAIN FOCUSED ON TECHNOLOGICAL INNOVATIONS /// *In 2004, adidas-Salomon will continue to* spend around € 90 million on research and development associated with new products. Areas of particular focus include running, basketball and football at brand adidas, as well as winter sports and golf hardware at Salomon and TaylorMade-adidas Golf respectively. Design-related expenses, which are separate from but often tightly integrated with R&D spend, will also remain at a similar level versus the prior year. The number of employees working in research and development throughout the Group will remain relatively stable at approximately 1,000 in 2004.

Global Operations /// adidas-Salomon's CORE COMPETENCIES ARE THE DESIGN, DEVELOPMENT AND MARKETING OF TOP-NOTCH SPORTING GOODS PRODUCTS. HOWEVER, OUR GLOBAL OPERATIONS UNIT IS CRITICAL FOR COORDINATING THE DEVELOPMENT, COMMERCIALIZATION AND MANUFACTURING OF OUR PRODUCTS, AND IT LEADS OUR EFFORTS IN SUPPLY CHAIN IMPROVEMENT. IN ADDITION TO OUR GLOBAL OPERATIONS TEAM, OUR SUPPLY CHAIN INCLUDES RETAILERS, SALES SUBSIDIARIES, INDEPENDENT MANUFACTURERS, RAW MATERIAL SUPPLIERS, TRANSPORT COMPANIES, FINANCIAL INSTITUTIONS, AND MANY OTHERS INVOLVED IN GETTING OUR PRODUCTS TO THE CONSUMER. THE adidas-Salomon SUPPLY CHAIN CAN BE DIVIDED INTO TWO DIFFERENT CYCLES: PRODUCT CREATION AND PROCUREMENT. THE PRODUCT CREATION CYCLE DESCRIBES OUR ACTIVITIES FROM THE INITIAL PRODUCT CONCEPT TO PRODUCT OFFERING AND COMPRISES THE DESIGN, DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCT. THIS PART OF THE PROCESS IS FOLLOWED BY THE PROCUREMENT CYCLE, WHICH INCLUDES ORDER MANAGEMENT, MANUFACTURING AND DISTRIBUTION. WE REMAIN COMMITTED TO MAKING SIGNIFICANT PERMANENT IMPROVEMENTS IN BOTH THE CREATION AND PROCUREMENT AREAS TO ACHIEVE OPTIMAL EFFECTS IN TERMS OF QUALITY, COSTS AND DELIVERY PERFORMANCE.

ALIGNING ACTIVITIES AND SHARING BEST PRACTICE /// In 2003, we have continued our efforts to consolidate the footwear supply base to further increase efficiencies, leading to greater investment in technologies and innovation in both product and manufacturing. However, the restructuring of our apparel organization has been our priority in 2003 and focuses on positioning our Group to benefit from the removal of quotas which are set to occur over the next few years. While this has largely meant centralizing our sourcing operations, in some cases it has been necessary or expedient, as a result of import restrictions or duties, to continue sourcing directly via our operating subsidiaries. We therefore maintain 17 regional sourcing offices (liaison offices) in Asia, Europe and the Americas. Their functions cover merchandising, order placement and monitoring, as well as quality assurance and on-site control of manufacturing facilities. In order to facilitate quick decision-making and to optimize the balance between quality, product costs and delivery performance, we increased our on-site presence in 2003 by relocating some of our Asian liaison offices from cities closer to the actual production sites. The relocation of the liaison offices is also indicative of our future sourcing strategy, which will rely on fewer overall countries and the growing importance of China.

WORKING TOGETHER WITH SUPPLIERS TO ENSURE TOP-QUALITY PRODUCTS /// Given that the vast majority of our products are being produced by independent manufacturers, the relationship to our suppliers remains a critical factor to both the outcome of our Global Operations activities and the Group's overall success (see Risk Management). The different types of supplier we utilize can be categorized as follows:

→ Main factories: Suppliers who have a direct contractual business relationship with adidas-Salomon. These companies manufacture our product for both export and local market consumption.
→ Subcontractors: Companies that have been subcontracted by our suppliers and do not have a direct business relationship with adidas-Salomon.

FOOTWEAR PRODUCTION BY REGION



Americas 1%
Europe 4%
Asia 95%

APPAREL PRODUCTION BY REGION



Americas 8%
Europe 20%
Asia 72%

- → Material and other service providers: Companies which may or may not have a direct business relationship with adidas-Salomon, but supply goods and services to the main factories.

In addition, we have licensing arrangements with independent companies who manage the design, manufacture and distribution of specific product lines. All of these suppliers are provided with detailed specifications for the production and delivery of our products. In order to ensure the high quality that the consumer expects from our product, we enforce strict quality control and inspection procedures. Such procedures include the regular presence of our more than 100 quality control officers in these factories during the manufacturing process.

FOOTWEAR PRODUCTION DOMINATED BY ASIA /// Asia continued to be our most important sourcing region in 2003. Approximately 95% of the adidas-Salomon footwear was produced in this region with China, Vietnam and Indonesia having been the largest sourcing countries, representing approximately 53%, 24% and 18% of total footwear production respectively. Production in other Asian countries was below 1%, while Europe and the Americas contributed 4 and 1% respectively. The largest footwear factory produced approximately 17% of the footwear purchased by adidas-Salomon in 2003.

APPAREL PRODUCTION AROUND THE GLOBE /// In apparel, too, Asian countries dominated purchases in 2003. Indonesia and China again were the largest sourcing countries, representing 18% and 17% of total apparel production. The remaining 65% was produced by independent manufacturers in other Asian countries, Europe and the Americas with 37%, 20% and 8% respectively. The largest apparel factory produced 5% of our total apparel purchases in 2003.

HARDWARE PRODUCED CLOSE TO MARKET /// With respect to hardware, adidas-Salomon focuses on producing close to major markets. Salomon hardware is largely manufactured by subcontractors in Romania. Additionally, Salomon, Mavic and Cliché also maintain own production sites in France, which concentrate on high-end products and new technological developments. The majority of TaylorMade's golf club components are produced in China and then assembled by TaylorMade in the major markets. All golf balls marketed by TaylorMade-adidas Golf are produced by the Dunlop Slazenger group in the USA.

CONSOLIDATING THE SUPPLIER BASE TO CUT COSTS AND SPEED UP DELIVERY /// For 2004 and beyond, we strive to strengthen the relationships with our key supply partners by further consolidating our supplier base. This will give us more influence with these vendors, enabling us to better drive our quality initiatives as well as our cost-saving and delivery performance efforts. Since 2000, we have reduced the number of our footwear suppliers by 40%. In 2003 alone, we were able to reduce the number of our footwear suppliers by 9%. In apparel and hardware, we initiated focused efforts in 2003 which have already started to pay off with a reduction of the supplier base by 7 and 21% respectively.

LEAN MANUFACTURING PRINCIPLES EXTENDED TO APPAREL ACTIVITIES /// Reducing our lead times – the time elapsing for product creation, order placement, raw material preparation, manufacturing and delivering products to retail – is a major priority within our Group as this enables us to create products best tailored to meet current market needs and improve customer service. In addition, it helps us to reduce inefficiencies, enhance quality, minimize costs and improve inventory management. Until 2003, our Global Operations activities had concentrated on reducing footwear lead times. In 2003, however, our primary focus was on reducing apparel manufacturing lead times. By expanding the lean manufacturing principles that had proved successful in footwear to our apparel organization (e.g. improved labeling, packaging and special handling), we were able to reduce our apparel manufacturing lead times by 17% during the last 12 months. Going forward, we remain committed to achieving further improvements in both footwear and apparel.

SPECIAL PROJECTS TO REDUCE APPAREL LEAD TIMES /// In addition to reducing overall apparel lead times, our Global Operations efforts also include a variety of projects targeting specific areas of the business. In order to increase our speed-to-market specifically within our all-important football category we have introduced a special program aimed at reducing the time between retailer purchase orders and product delivery. This has the benefit of increasing sales while reducing both the inventory carrying costs as well as close-out sales. The program has increased significantly since its implementation three years ago. In 2003, we designed a "5-4-3 model" with our biggest customers. We are now able to offer product timelines of five months from first concept to shelf for new products, four months for color upgrades of existing models and three months for reorders. The first strategic partnership with one of our major retailers generated incremental business of more than 100,000 units. We plan to extend this project to two additional customers in early 2004.

CUSTOMIZING THE SUPPLY CHAIN /// The creation of customized supply chain solutions is as important as lead-time reduction. In 2003, we continued to make inroads with these innovative supply chain solutions. In Japan, we were able to work with factories and retailers throughout the supply chain to provide manufacturing lead times as short as seven days. In addition to higher volumes, this program allowed us to capitalize on unique market and product opportunities as well as to increase inventory turnover from factory to consumer.

Sustainability /// WE BELIEVE THAT ACTING AS GOOD CORPORATE CITIZENS LEADS US TOWARDS BECOMING A SUSTAINABLE COMPANY. THIS APPLIES TO ALL PARTS OF OUR BUSINESS INCLUDING OUR SUPPLIERS. MANAGING THE GROUP'S OWN ACTIVITIES AND ITS SUPPLY CHAIN RESPONSIBLY AND REDUCING OUR ENVIRONMENTAL IMPACT IS A PRIMARY OBJECTIVE FOR *adidas-Salomon* AND WILL IMPROVE OUR CORPORATE REPUTATION AND HENCE OUR ECONOMIC VALUE.

OUR BENCHMARK /// adidas-Salomon's own code of conduct, the Standards of Engagement (SOE), is based on the conven*tions of the International Labor Organization* (ILO) and the model code of conduct of the World Federation of the Sporting Goods Industry (WFSGI). These are tools that assist us in selecting and retaining business partners who follow workplace standards and business practices consistent with our policies and values. The SOE detail the Group's requirements regarding labor, health, safety and environmental issues in our suppliers' factories and form the foundation for our international factory-monitoring program.

ENSURING COMPLIANCE /// Before our suppliers can be approved business partners, they must show that their standards and conditions comply with the adidas-Salomon "Standards of Engagement". The Social & Environmental Affairs (SEA) Team is responsible for monitoring compliance and promoting best practice among our suppliers. The SEA team is comprised of 32 experts with specialized knowledge of the labor laws, workplace safety and environmental regulations in the countries where they work. SEA team members visit suppliers at factory and subcontractor level internationally and locally to monitor and determine compliance levels and identify common problems, with particular emphasis on facilities which have been identified as high-risk. Risk assessments cover a variety of factors, including product type, number of workers, record of compliance and commitment to standards. During 2003, 906 audits involving management and worker interviews in their native languages or with a local translator, document review and facility inspections were conducted at different levels in our supply chain. In the event of non-compliance with our SOE, factory management together with our SEA team develops action plans and sets deadlines for compliance and further improvements. When a factory continually fails to meet SOE standards, business relations are terminated. This course of action is a last resort and occurred four times in 2003. However, whenever possible, adidas-Salomon prefers to maintain partnership and to work from the inside to help encourage factory improvements.

VERIFYING RESULTS /// Through our participation in the Fair Labor Association (FLA), an independent monitoring organization headquartered in the USA, adidas-Salomon externally verifies the Group's global compliance activities. adidas-Salomon fully supports the FLA obligations including internal auditing, independent and unannounced monitoring, consistent tracking of remedial actions, and transparent communication of the process. During the second year of the FLA monitoring program, independent auditors inspected 13 adidas-Salomon supplier factories. Following the FLA obligations, adidas-Salomon also participated in the FLA transparency program, which includes publishing findings from independent audits of seven major footwear and apparel brands, probing the protection of workers' rights in their global operations on a factory-by-factory basis. The FLA also issued its first annual public report on the companies' monitoring and remediation efforts as they seek to come into compliance with the FLA's Workplace Code of Conduct. The annual report is posted on the FLA website www.fairlabor.org.

ENCOURAGING SELF-GOVERNANCE THROUGH MANAGEMENT SYSTEMS /// Our strategy is based on a long-term vision of self-governance at our suppliers' factories. Helping them to become more sustainable requires building up capacities in their workforces and managements as well as in independent local workers' organizations. To achieve this, our activities continue to move from a monitoring role towards a more support-based role. This means working in partnership with our suppliers and giving them guidance and training where necessary. We believe that good management systems help factories improve their day-to-day operations and support the process of internalization and self-governance. Therefore, we actively encourage our business partners to pursue the opportunity for certification with internationally recognized standards such as those of the International Standardization Organization ISO 9000 and 14001 for quality and environmental management and OHSAS 18000 (Occupational Health and Safety Assessment Series). At our production site in Scheinfeld, Germany, we established an environmental and quality management system that obtained a certificate in accordance with the Environmental Management and Audit Scheme of the European Union (EMAS II) and ISO 9000:2000. There are three footwear suppliers' factories in Asia certified to OHSAS 18000 and ISO 14001.

TRAINING AND EDUCATION /// The long-term goal of our strategy is that suppliers integrate the SOE into their own systems. Our training initiatives are designed to increase factory management staff capacity so that their efforts to improve working conditions become integral to the factory management's style and sustainable over the long term. In 2003, the SEA Team conducted 206 training sessions and workshops. The training sessions took place in the suppliers' own factories and in regional workshops. The training activities on environmental best practices that were held in China and Turkey were particular highlights.

LISTENING TO STAKEHOLDERS /// We actively and systematically cooperate with our numerous stakeholders, involving them in key social and environmental decisions so that we can best balance interests, build consensus and enhance the transparency of our business. Stakeholders represent a very diverse range of organizations, groups and individuals and include our shareholders, concerned consumers, employees, workers in our suppliers' factories and non-governmental organizations (NGOs) whom we affect and who affect us. Over the last two years, formal stakeholder consultation meetings have taken place in Asia, the Americas and Europe on a regular basis. We have invited participants from other companies, trade associations, trade unions, social investment funds, sustainability institutes, universities, certification organizations, and various NGOs involved in human rights to participate. Each meeting was moderated and recorded by independent facilitators. In 2003, we further extended the scope of stakeholder consultations and conducted additional consultation meetings with workers from supplier factories in Europe to receive their feedback about the Group's SOE program.

RECOGNITION /// adidas-Salomon is an industry leader on sustainability issues. In 2003, after thorough analysis by Dow Jones Sustainability Indexes of the Group's social, environmental and financial performance, adidas-Salomon was included in the Dow Jones Sustainability Indexes (DJSI) for the fourth consecutive year. The DJSI are global sustainability indices which track the performance of leading sustainability-driven companies. adidas-Salomon was additionally included in the FTSE4Good Europe Index, which selects companies on the basis of ongoing commitment to environmental sustainability, strong financial performance, a positive relationship with stakeholders and dedication to upholding and supporting human rights. Another highlight was that Ethibel, the Brussels-based CSR (corporate social responsibility) research and advisory organization, decided to select adidas-Salomon for the Ethibel Investment Register. The Ethibel Investment Register is used as the basis for Socially Responsible Investment (SRI) products for a growing number of European banks, fund managers and institutional investors. The final decision of the board of directors was based on two independent surveys prepared by Stock at Stake, Ethibel's research arm. Both the survey of the global sports footwear industry and the sector study of the European textile, apparel and luxury goods industry clearly indicated adidas-Salomon as "best in class" in all fields of corporate social responsibility: social policy (both internal and external), environmental policy and economic policy. According to the latest analysis conducted by the rating agency INNOVEST in 2003, adidas-Salomon has been ranked as leader in CSR within the sporting goods and garment industry.

SOCIAL AND ENVIRONMENTAL REPORT AVAILABLE /// More information regarding sustainability topics can be found in our current Social and Environmental Report and on the Internet at www.adidas-Salomon.com.

a ///

b ///

c ///

d ///

a /// FTSE4GOOD EUROPE INDEX
b /// FAIR LABOR ASSOCIATION
c /// DOW JONES SUSTAINABILITY INDEXES
d /// MEMBER OF THE ETHIBEL SUSTAINABILITY INDEXES

Employees /// adidas-Salomon GREW UP WITH A SPIRIT THAT ENABLED HUNDREDS OF WORLD RECORDS TO BE SET AND OLYMPIC MEDALS TO BE WON. WE GREW UP WITH THE SPIRIT OF PEOPLE WHO FORGE THEIR OWN PATH TO SUCCESS. EVERY PERSONAL SUCCESS IS A COMPANY SUCCESS AND VICE VERSA. AND THEREFORE, IT IS OUR PERMANENT OBJECTIVE TO CREATE A WORKING ENVIRONMENT THAT STIMULATES TEAM SPIRIT AND PASSION, ENGAGEMENT AND ACHIEVEMENT.

OUR VALUES DEFINE OUR BEHAVIOR /// At adidas-Salomon, we believe that the core values of our brands such as authenticity, inspiration, commitment and honesty are represented not only in our products, but also in the way we work. Based on these values, in 2003 we developed our "Internal Code of Conduct". This Internal Code of Conduct is a compilation of principles and formal policies, such as a "Prevention of Corrupt Practices/Bribery Act", which formerly existed in separate formats. Since 2003, the Internal Code of Conduct represents the central guidelines for our daily working life. The areas covered by this Code include the promotion of a healthy and safe working place, the careful utilization of resources, the protection of intellectual property as well as the prevention of corrupt practices. As part of our efforts regarding transparency and good corporate governance, topics such as accurate accounting and financial reporting, the disclosure of potential conflicts of interest and the avoidance of insider trading have a prominent place in our Code.

A DIVERSE MIX OF BACKGROUNDS /// Another major part of the Internal Code of Conduct deals with the respect of personal dignity and differences. In 2003, 45% of our total employees were women and 55% were men. Of the executive management positions, 23% are held by women and 77% are held by men. Because a generally accepted definition for minorities is non-existent in Europe, adidas-Salomon is unable to provide data in this respect. At our headquarters in Herzogenaurach, we have more than 300 international employees from over 40 countries. And to ensure the Group's closeness to the main target group, our employees are young: The average age is 33 years. This pattern holds true for the whole Group. The majority of our employees work at brand adidas. Own production activities at Salomon, however, elevate their number of employees. Regionally, the employee split largely reflects the respective proportion of sales within the Group. Despite our diverse backgrounds, what unites all adidas-Salomon employees is our passion for competition and a sporting lifestyle. (For information on the number of employees and their functions, please see Group Management Report/Group Business Performance.)

EMPLOYEES BY BRAND


TaylorMade-adidas Golf 7%
Headquarters/
Sourcing 14%
Salomon 18%
adidas 61%

EMPLOYEES BY REGION


Latin America 5%
Asia 20%
North America 22%
Europe 53%

GETTING SERIOUS ABOUT TALENT MANAGEMENT /// A critical success factor for any modern company is its people and their talent. From a human capital management point of view, we created the talent management program "Fit for Gold", that addresses career planning, identification of qualified internal candidates and development of leadership competencies. One objective is to establish a more effective form of internal recruitment, which allows adidas-Salomon to identify and develop succession candidates for senior management vacancies quickly and reliably. At the same time, we aim to retain and motivate experienced employees through visible investments in their progression. Basic management curricula and career pathing are elements of this program as well as developing leadership skills. A balanced learning platform, including e-learning, classroom or on-the-job training, campus programs and coaching, forms the training ground for our educational activities.

REWARDING PERFORMANCE AND COMMITMENT /// To help instill a performance culture, based upon strong leadership, setting the ground for winners, we are implementing a comprehensive reward management system built on a homogeneous compensation philosophy and structure across the Group.

The Group's compensation system is composed of the following elements:

→ A "gross base salary": A fixed component based on the responsibilities, competencies and skills of the individual employee.

→ Our "pay for performance" bonus program: A performance-based component of salaries of eligible employees in all areas within the Group. More than 20% of all employees receive a variable salary component with an average of 20% of their remuneration directly linked to individual and Group performance.

→ Long-term incentive programs: These include our management stock option plan (MSOP) that links the compensation of approximately 450 key executives worldwide to the development of the adidas-Salomon share price. Options from this program were exercised for the first time in August 2002 as well as in November 2002 and May and November 2003 (see note 32).

→ Other benefits: These include our 401-K pension plans in the USA and the PP2000 pension program for employees in Germany. In 2003, 900 eligible employees participated in the PP2000 program, which represents an increase of 30% compared to the prior year.

WORK-LIFE BALANCE COMMITMENT /// Since having been audited by the independent Hertie foundation in 2002, we are working in cross-functional groups at our headquarters to address areas that have been identified for improvement to achieve the certificate as a "family-friendly company". Our activities have been commended by more then 25 German companies and NGOs and, in 2003, an "Exchange of Experience Summit" organized by the Hertie Foundation was hosted by adidas-Salomon in Herzogenaurach, to discuss our efforts and further learn from each other. One example of our activities here is our extensive fitness and wellness program in which more then 1,000 employees participate at our German headquarters alone. Other projects include holiday camps for our employees' children. We offered children of two age groups an exciting week in Herzogenaurach with different sports and educational activities during their summer holidays. An extension of our care for our employees' children during their school holidays is planned for the future.

APPRECIATION AND OUTLOOK /// 2003 was an exciting year in which, despite tough markets, adidas-Salomon achieved tremendous results. The Management would like to thank all employees, their representatives and works councils for their valuable support, cooperation and commitment again this year. In addition to the programs mentioned above, important Human Resources priorities in 2004 include the global implementation of our Internal Code of Conduct and the extension of our "Fit for Gold" talent management. We will create a working environment that stimulates team spirit and passion, engagement and achievement and further build on our performance culture, which is based on leadership, setting the ground for winners!

COMPENSATION DIAGRAM

	Remuneration		Measurement Basis
Total Remuneration	**Benefits** (Flexible)	←	Individual gain/need
	Long-term incentives (Variable)	←	Long-term performance of the individual
	Variable pay (Variable)	←	Annual performance
	Base pay (Fixed)	←	Competencies & skills
		←	Position



adidas SPORT STYLE ///
Y-3 MESSENGER HERO "TAKA" BAG

Corporate Governance

Corporate Governance /// AS PART OF OUR ONGOING EFFORTS TO ENSURE RESPONSIBLE AND VALUE-ORIENTED CORPORATE MANAGEMENT, IN 2003, OUR GROUP CONTINUED TO STRENGTHEN OUR CORPORATE GOVERNANCE ACTIVITIES. THIS INCLUDED PUBLISHING OUR OWN CORPORATE GOVERNANCE PRINCIPLES.

CORPORATE GOVERNANCE OVERVIEW

FROM GOVERNANCE TO ACTIONS /// In 2003, we again made major advances in our efforts to ensure transparent, responsible and value-oriented corporate management. In February, we published the adidas-Salomon Corporate Governance Principles, developed according to the requirements of our Group and based on the German Corporate Governance Code as well as on the recommendations of other internationally recognized codes of best practice. Further, we appointed a Corporate Governance Officer, who reports directly to the Executive and Supervisory Boards. In March, the Supervisory Board established an Audit Committee within the Supervisory Board to deal with matters relating to financial reporting and risk management as well as the required independence of the auditor and the determination of the main points of the audit focus. It was agreed with our auditors, who participate in the meetings of the Supervisory Board as well as the Audit Committee, that the Chairman of the Supervisory Board as well as the Chairman of the Audit Committee will be informed of any grounds for this disqualification or impartiality occurring during the audit, unless such grounds are eliminated immediately. And in April 2003, we published our annual Declaration of Compliance with the German Corporate Governance Code. In February 2004, we issued a new Declaration to reflect our compliance regarding changes made to the Code in May 2003.

ENHANCING SHAREHOLDERS' RIGHTS /// To encourage maximum interest in the Annual General Meeting, we offer a video transmission in German and English of the Annual General Meeting in its entirety on the corporate website, including the discussion between our shareholders and the Management, as far as the shareholders concerned give their approval. In addition, we provide those shareholders who cannot attend the meeting in person with the possibility to exercise their voting rights by giving their voting instructions in writing and, starting in 2004 via Internet, to proxies appointed by adidas-Salomon. More information about this procedure is available with the invitation to the Annual General Meeting on the corporate website.

DIRECTORS' DEALINGS AND CHANGES IN SHAREHOLDER STRUCTURE /// Pursuant to §15 a of the German Securities Trading Act (WpHG), our Executive and Supervisory Boards are required to disclose without delay the purchase and sale of adidas-Salomon shares in the event such transactions exceed € 25,000 for any one member and his or her immediate family within a period of 30 days. We immediately make this information available in the corporate governance section of our corporate website. In 2003, only Christian Tourres, a member of our Supervisory Board, informed us of such transactions (*see note 35*). In accordance with § 25 of the German Securities Trading Act, we communicate if the shareholdings of individual Executive Board and Supervisory Board members directly or indirectly exceed 5% of the shares issued by adidas-Salomon.

REMUNERATION OF THE BOARDS /// In accordance with its Rules of Procedure, our Supervisory Board has assigned the responsibility to determine the compensation structure and performance of the Executive Board to its General Committee. As this system has proven successful, the General Committee that also deals in detail with the performance of the Executive Board members will continue to discuss and resolve upon the structure of compensation of the Executive Board. Of course, we are committed to publishing the structure of the compensation system.

STRUCTURE OF EXECUTIVE BOARD REMUNERATION /// The total remuneration of the members of the Executive Board consists of fixed and variable components, as well as benefits in kind (e.g. a company car) and stock options. In addition, the Board receives pension entitlements. In 2003, the fixed annual salary represented approximately 42% of the annual compensation, while 56% were performance-oriented and linked to the success of the adidas-Salomon Group. The remaining 2% included benefits in kind. Criteria for determining the level of compensation include the responsibilities and the contribution of the respective Board member, his own personal performance as well as the performance of the entire Executive Board, the Group's economic and financial position and the outlook of the Group. Longer-term goals are also taken partially into consideration. The variable components are structured in such a way as to represent a clear incentive to achieve the defined goals.

As a variable compensation component with a long-term incentive effect and with risk character, members of the Executive Board have received stock options under a management stock option plan (MSOP) adopted by the Annual General Meeting on May 20, 1999 and amended by resolution of the Annual General Meeting on May 8, 2002. Approximately 10% of the total issue volume authorized by the Annual General Meeting were granted to Executive Board members. The stock options are exercisable within the three years following a two-year vesting period, provided that at least one of the following performance objectives has been attained:

→ During the period between the issue and exercise of the stock options, the stock market price for the adidas-Salomon share has increased by an annual average of at least 8% ("absolute performance").
→ Between the issue and exercise of the stock options, the stock market price for the adidas-Salomon share has developed by an annual average of 1% more favorably than the stock market prices of a basket of competitors of adidas-Salomon globally and in absolute terms has not fallen ("relative performance").

The compensation from the stock option plan consists of a performance discount which is composed of the absolute and relative performance components. The value of the options-based compensation consists exclusively of a performance discount.

EXECUTIVE BOARD REMUNERATION IN 2003 /// We believe that publication of the individual compensation of Executive Board members would not provide additional information with relevance for the capital markets and that it is more meaningful to report the compensation structure as a whole. Moreover, individualized disclosure would infringe upon Board members' right to privacy.

In 2003, there were only a few stock options left for distribution. The Supervisory Board therefore did not grant any options to members of the Executive Board, but only to the other beneficiaries of the stock option plan. The number of outstanding stock options held by the current members of the Executive Board as at December 31, 2003 totaled 127,600 options. 5,000 options were exercised in 2003. As all stock options were granted prior to the amendments made to the Code in May 2003, a possibility of limitation (cap) for extraordinary, unforeseeable developments does not exist. In addition, the management stock option plan features such challenging exercise hurdles that a limitation appears to be dispensable. Further, no members of the Executive Board were granted loans by adidas-Salomon in 2003.

EXECUTIVE BOARD MEMBERS' REMUNERATION FOR 2003 € in thousands

	2003	2002
Cash compensation	7,308	6,405
Fixed components	3,108	2,955
Variable components	4,200	3,450
Benefits in kind	159	386
Share-based compensation	35	0
Total compensation	**7,502**	**6,791**



adidas SPORT HERITAGE ///
ORIGINALS HOLIDAY HAT

SUPERVISORY BOARD REMUNERATION IN 2003 /// The remuneration of the individual Supervisory Board members is defined in § 18 of the adidas-Salomon Articles of Association, resolved upon by our shareholders. Accordingly, each Supervisory Board member receives fixed annual compensation (in addition to reimbursement for out-of-pocket expenses) in the amount of € 21,000. The Chairman receives € 42,000, and the two Deputy Chairmen each receive compensation in the amount of € 31,500, so that the total compensation paid to the members of the Supervisory Board in 2003 was € 294,000. Supervisory Board members who are members for a portion of the year receive compensation on a pro rata basis. In order to ensure their independent judgment, Supervisory Board members receive solely fixed remuneration that is not linked to the Group's financial performance. Further, no additional compensation is paid for chairmanship or membership of Supervisory Board committees as we do not believe that it would further improve the commitment to committee work. In addition, we consider it to be a good compromise between ensuring transparency and respecting privacy to state the aggregate payments made for advisory and consultancy work as well as the number of members rendering such work. In 2003, two members of the Supervisory Board received a total of € 0.5 million for advisory services. No members of the Supervisory Board were granted loans by adidas-Salomon in 2003.

COMPLIANCE WITH THE GERMAN CORPORATE GOVERNANCE CODE /// Our corporate governance working group, consisting of members of the Executive and Supervisory Boards, examined the Code, the existing deviations from the Code as well as the amendments made to the Code in May 2003. We decided to maintain the existing deviations that we reported in the Declaration of Compliance of April 2003 and not to follow all new recommendations of the Code as we consider some of them to be inappropriate for our Group. For instance, we will continue to dispense with an age limit for our Board members as we believe it would narrow the rights of the shareholders to elect their representatives to the Supervisory Board. Likewise, it could potentially restrict the Supervisory Board in its responsibility to appoint the best qualified candidates to the Executive Board. Additionally, alongside the fact that a deductible is not common outside Germany, we do not regard D&O liability insurance with a deductible for Board members as appropriate, since adidas-Salomon senior managers, both in and outside Germany, are covered by a Group insurance policy. It does not seem appropriate to differentiate between Board members and other high-level personnel. In light of the amendments made to the Code in May 2003, the Executive and Supervisory Boards issued an updated Declaration of Compliance on February 10, 2004.

2004 DECLARATION OF COMPLIANCE /// The Executive Board and the Supervisory Board of adidas-Salomon AG issued the previous Declaration of Compliance in accordance with § 161 of the German Stock Corporation Act on April 7, 2003. During the period between April 7, 2003 and May 21, 2003, the date of publication of the amendments of the German Corporate Governance Code, adidas-Salomon AG has complied with all recommendations of the "Government Commission German Corporate Governance Code" with the exceptions stated below. Since May 21, 2003, the Corporation has complied with the German Corporate Governance Code with the additional and respectively marked exceptions:

→ adidas-Salomon's D&O liability insurance does not include a deductible for Executive Board and Supervisory Board members (Article 3.8).
→ Compensation of Executive Board members is reported in total (Article 4.2.4).[1]
→ Stock options granted to Executive Board members in connection with the management stock option plan (MSOP) do not provide a possibility of limitation (cap) for extraordinary, unforeseeable developments. The compensation report does not include information on the value of stock options (Article 4.2.3).[1]
→ adidas-Salomon does not specify age limits for Executive Board members and Supervisory Board members (Articles 5.1.2 and 5.4.1).
→ The compensation of the Supervisory Board members consists only of a fixed compensation component and does not consider the membership in Supervisory Board committees. Compensation paid to the members of the Supervisory Board for advisory or agency services rendered is reported in total (Article 5.4.5).

- → The structure of the Executive Board compensation system is reviewed and determined by the General Committee (Article 4.2.2).[1]
- → The shareholdings of individual Executive Board and Supervisory Board members are reported if these directly or indirectly exceed 5% of the shares issued by the Company. The entire holdings are reported separately according to Executive Board and Supervisory Board if the entire holdings of all Executive Board and Supervisory Board members exceed 5% of the shares issued by the Company, provided the Company has received the according notifications (Article 6.6).[1]

[1] Exception to Code as revised on May 21, 2003

OUTLOOK /// Good corporate governance is not a one-time action. On the contrary, it must be continually improved and updated in response to new laws, standards and market conditions. Our Corporate Governance Officer regularly monitors the conformity of adidas-Salomon with compliance rules and reports to the Executive and Supervisory Boards. In 2004, we will enable our shareholders to exercise their voting rights at the Annual General Meeting via our website. In addition, we will also issue an update of the adidas-Salomon Corporate Governance Principles. These are only some of the steps we will take in order to achieve better and more transparent corporate governance.

MORE INFORMATION ABOUT CORPORATE GOVERNANCE AVAILABLE /// A full text version of all adidas-Salomon Corporate Governance documents is available on our corporate website at www.adidas-Salomon.com.



MAVIC-adidas CYCLING ///
KSYRIUM™ SSC SL WHEEL

Supervisory Board Report ///

DEAR SHAREHOLDERS /// In the year under review, the Supervisory Board of adidas-Salomon AG dealt in detail with the business development, the financial position and the strategic orientation of the adidas-Salomon Group. We regularly advised the Executive Board and monitored corporate management. The Executive Board kept us regularly informed about the position of the Group, corporate policy and matters relating to major business transactions by means of detailed verbal and written reports. We were directly involved in all decisions of fundamental importance.

In five joint meetings with the Executive Board, the Supervisory Board reviewed in detail the business and financial development of the adidas-Salomon Group as well as the individual operational units and the major Group companies. Furthermore, the Chairman of the Supervisory Board also maintained regular contact with the Executive Board between the Supervisory Board meetings and was kept informed about the current business situation. The external auditor attended the annual financial statements meeting of the Supervisory Board and the meetings where the quarterly financial statements were presented. The meeting attendance rate of the Supervisory Board members at all Supervisory Board meetings in 2003 was 100%. The Supervisory Board approved urgent transactions in three resolutions by way of circular vote.

MAIN TOPICS COVERED BY THE SUPERVISORY BOARD ///
The development of sales and earnings of the adidas-Salomon Group and the individual operational units and the Group's financial position was the subject of regular consultations within the Supervisory Board. At the beginning of the year, we approved the annual budget and investment plan for the adidas-Salomon Group. In this context, we discussed in depth the development of the adidas operational unit in Europe and progress of the "Winning in Europe" project which is leading to visible cost savings as well as both sales and earnings growth. Furthermore, following intensive deliberations, the Supervisory Board approved the adidas-Salomon Corporate Governance Principles, thereby setting an important milestone for transparent corporate governance. In March, the main focus of our consultations was the financial statements and consolidated financial statements for the year ending December 31, 2002 and the setting up of an Audit Committee. In May, the Supervisory Board approved the issuance of the final tranche of the stock option plan (MSOP) for management executives of adidas-Salomon AG and its affiliated companies. In August, the Executive Board reported to us in detail about business development and future business strategy in North America. Further, we discussed in detail the key financial points of a participation in the bidding process to acquire the Top-Flite brand in the golf ball sector. In view of the fact that the purchase price offered by a competitor was well above the valuation made by the Executive Board, we subsequently withdrew from the bidding process. Additionally, the Executive Board informed us about further expansion of adidas-Salomon's new headquarters, the World of Sports. We approved the investments required for the Group's growth.

COMMITTEE ACTIVITIES /// In the year under review, the Supervisory Board had three standing committees and a "Convertible Bond/Bond with Warrants" Committee which was established for a limited period of time. The members of the respective committees are shown in the section listing the Supervisory Board members.

The General Committee dealt with personnel matters related to the Executive Board on seven occasions in 2003, in meetings and in resolutions by way of circular vote.

The Audit Committee, established in July 2003, met three times in the year under review. The Audit Committee and the auditor discussed in detail the limited scope review of the financial statements for the first half year and dealt with the financial statements for the third quarter. The Committee also discussed additional audit priorities and the fee arrangement for the auditor. The Supervisory Board plenum was always informed in detail about the matters discussed at the meetings of the Audit Committee.

The Mediation Committee, formed in accordance with § 27 section 3 of the German Co-Determination Act (MitBestG), submits proposals to the Supervisory Board regarding the appointment or dismissal of Executive Board members if the two-thirds Supervisory Board majority necessary for an appointment/dismissal is not achieved. This committee did not meet in 2003.

The Supervisory Board "Convertible Bond/Bond with Warrants" Committee, set up in August for a limited period of time, discussed in detail the structure and conditions of the convertible bond issued in October and the exclusion of shareholders' preemptive rights, and thereupon approved issuance of the bond.

EXAMINATION OF THE 2003 FINANCIAL STATEMENTS AND CONSOLIDATED FINANCIAL STATEMENTS /// KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, audited the financial statements of adidas-Salomon AG for the year under review as prepared by the Executive Board in line with the provisions of the German Commercial Code (HGB) as well as the management report. The auditor issued an unqualified opinion thereon.

As in the previous year, the consolidated financial statements were prepared in compliance with International Financial Reporting Standards (IFRS). Under the provisions of § 292a HGB, these financial statements exempt adidas-Salomon AG from drawing up consolidated financial statements in accordance with German Commercial Law. The auditor issued an unqualified opinion on the consolidated financial statements and the Group management report.

The financial statements and the auditor's reports were presented to all the members of the Supervisory Board in a timely manner. They were discussed in detail first at the meeting of the Audit Committee on March 2, 2004 and subsequently at the annual financial statements meeting of the Supervisory Board on March 9, 2004. The Audit Committee also reported to this meeting in detail on the scope, priorities and cost of the audit. The auditor was present at the annual financial statements meetings of the Supervisory Board and the Audit Committee. He reported on the material results of the audit and was available for the provision of supplementary information.

Having examined the consolidated financial statements, the financial statements of adidas-Salomon AG, the management reports and the proposal put forward by the Executive Board regarding the appropriation of retained earnings, the Supervisory Board approved the results of the audit. At its meeting on March 9, 2004, the Supervisory Board approved the financial statements and the consolidated financial statements. The Supervisory Board also agreed with the proposal put forward by the Executive Board regarding the appropriation of retained earnings.

CORPORATE GOVERNANCE /// After approving the adidas-Salomon Corporate Governance Principles and establishing an Audit Committee, we authorized an updated Declaration of Compliance in April 2003, which was then made permanently available to shareholders via the Internet. In May 2003, adidas-Salomon designated a Corporate Governance Officer who reports directly to the Executive Board and the Supervisory Board. We have included the amendments to the German Corporate Governance Code which became effective in May 2003 in a Declaration of Compliance published in February 2004. The Corporate Governance working group will review and further develop the adidas-Salomon Corporate Governance Principles approved by the Executive and Supervisory Boards in light of the changes to the German Corporate Governance Code which came into effect in May 2003.

CHANGES ON THE EXECUTIVE BOARD /// Ross McMullin, member of the Executive Board and responsible for business in North America, resigned from his office as a member of the Executive Board for health reasons effective December 8, 2003. Effective January 1, 2004, Erich Stamminger assumed responsibility for Region North America in addition to his existing duties as the Executive Board member responsible for Global Marketing.

OUTLOOK /// The results for 2003 confirm adidas-Salomon's strong performance, by meeting all our major financial targets. Additionally, the results that are stated in this annual report illustrate notable operational improvements. The Supervisory Board believes the Group will also continue to succeed in meeting its established targets in the future.

We appreciate the tremendous work of the Executive Board, including Ross McMullin who resigned in December, as well as the Management Boards of the Group companies, the Works Council and all adidas-Salomon employees. We thank all of them for their ongoing commitment.

For the Supervisory Board

Henri Filho /// Chairman of the Supervisory Board
March 2004

Supervisory Board ///

OUR SUPERVISORY BOARD IS COMPRISED OF TWELVE MEMBERS. SIX OF THEM ARE ELECTED BY THE ANNUAL GENERAL MEETING AND SIX REPRESENT adidas-Salomon EMPLOYEES. THROUGH THEIR DIVERSE PROFESSIONAL BACKGROUNDS AND NATIONALITIES, THEY MIRROR THE INTERNATIONAL NATURE AND THE BROAD SCOPE OF OUR GROUP'S ACTIVITIES.

HENRI FILHO ///
CHAIRMAN
72, French
Management Consultant

Deputy Chairman of the Supervisory Board, Salomon S.A., Metz-Tessy, France[1]
Deputy Chairman of the Supervisory Board, Groupe Vendôme Rome S.A., Paris, France[1]
Deputy Chairman of the Supervisory Board, Vendôme Rome Management S.A., Paris, France (until June 18, 2003)[1]

DR. HANS FRIDERICHS ///
DEPUTY CHAIRMAN
72, German
Management Consultant

Chairman of the Supervisory Board, allit AG Kunststofftechnik, Bad Kreuznach, Germany
Chairman of the Supervisory Board, Goldman Sachs Investment Management GmbH, Frankfurt am Main, Germany
Chairman of the Supervisory Board, Leica Camera AG, Solms, Germany
Deputy Chairman of the Supervisory Board, IIC The New German Länder Industrial Investment Council GmbH, Berlin, Germany[1]
Chairman of the Supervisory Board, Steiner-Racke-Dujardin GmbH & Co. KG, Bingen, Germany[1]
Chairman of the Supervisory Board, C.H. Kupferberg & Cie. KGaA, Mainz, Germany
Member of the Supervisory Board, Schneider Electric S.A., Paris, France[1]
Chairman of the Supervisory Board, SWATCH Group Deutschland GmbH, Eschborn, Germany (until August 31, 2003)[1]

FRITZ KAMMERER ///[2]
DEPUTY CHAIRMAN
58, German
Chairman of the Central Works Council, adidas-Salomon AG

SABINE BAUER ///[2]
40, German
Team Leader Quality Service Systems, Global Operations, adidas-Salomon AG

GEROLD BRANDT ///
63, German
Financial Consultant

Chairman of the Advisory Council, Müller Elmau GmbH, Schloss Elmau, Upper Bavaria, Germany

DAVID BROMILOW ///
61, British
Executive Director, MediMedia International Ltd., Hong Kong

HERBERT MÜLLER ///[2]
59, German
Regional Manager, IG BCE Trade Union, Region Nuremberg, Germany

Deputy Chairman of the Supervisory Board, CeramTec AG, Plochingen, Germany
Deputy Member of the Administrative Board, Allgemeine Ortskrankenkasse Bayern, Munich, Germany

HANS RUPRECHT ///[2]
49, German
Sales Director Customer Service, Area Central, adidas-Salomon AG

CHARLES THOMAS SCOTT ///
54, British
Chairman of the Board of Directors, William Hill plc., London, UK

Chairman of the Board of Directors, Speciality Retail Group plc., Borehamwood, Hertfordshire, UK[1]
Non-Executive Director, Massive Ltd., London, UK[1]
Non-Executive Director, TBI plc., London, UK[1]
Director, Kircal Ltd., London, UK[1]
Non-Executive Director, Profile Media Group plc., London, UK[1]
Non-Executive Director, InTechnology plc., Harrogate, UK[1]
Non-Executive Director, Emcore Corporation, Somerset, New Jersey, USA
Chairman of the Board of Directors, Cordiant Communications Group plc., London, UK (until Febuary 28, 2003)[1]
Chairman of the Board of Directors, Topnotch Health Clubs plc., Brentford, Middlesex, UK (until December 1, 2003)[1]
Non-Executive Director, William Hill plc., London, UK (until December 31, 2003)[1]

HEIDI THALER-VEH ///[2]
41, German
Member of the Central Works Council, adidas-Salomon AG

CHRISTIAN TOURRES ///
65, French
Former Member of the Executive Board, adidas-Salomon AG

KLAUS WEISS ///[2]
45, German
Trade Union Official, IG BCE Trade Union, Headquarter Hanover, Germany

Member of the Supervisory Board, Wohnungsbaugesellschaft mbH Glück Auf Brambauer, Lünen, Germany[1]

New elections will take place in 2004 as the term of office of the Supervisory Board members, being up to five years, will expire at the end of this year's Annual General Meeting.

[1] Not relevant for determining the maximum number of Supervisory Board appointments under § 100 para. 2 no.1 AktG (German Stock Corporation Act)
[2] Employee representative

STANDING COMMITTEES OF THE SUPERVISORY BOARD ///

GENERAL COMMITTEE
Chairman: Henri Filho
Members: Dr. Hans Friderichs
Fritz Kammerer
Klaus Weiß (as of January 29, 2004)

MEDIATION COMMITTEE
Members: Henri Filho
Dr. Hans Friderichs
Fritz Kammerer
Herbert Müller

AUDIT COMMITTEE
Chairman: Dr. Hans Friderichs
Members: Henri Filho
Hans Ruprecht
Klaus Weiß

TEMPORARY COMMITTEES OF THE SUPERVISORY BOARD ///

CONVERTIBLE BOND/BOND WITH WARRANTS COMMITTEE
Chairman: Henri Filho
Members: Dr. Hans Friderichs
Fritz Kammerer
Sabine Bauer



adidas SPORT PERFORMANCE ///
YUKORA MID ATS ADVENTURE SHOE

Executive Board ///

OUR EXECUTIVE BOARD IS COMPRISED OF SIX[1] MEMBERS WHO REFLECT THE DIVERSITY AND INTERNATIONAL NATURE OF THE GROUP. EACH IS RESPONSIBLE FOR AT LEAST ONE MAJOR BUSINESS UNIT WITHIN THE GROUP.

HERBERT HAINER ///

Herbert Hainer was born in Dingolfing, Germany in 1954. Following his business studies, Herbert Hainer spent eight years with Procter & Gamble in various sales and marketing positions. He joined adidas Germany in 1987 and has held numerous management positions within the Group, including Managing Director Germany and Senior Vice President for Sales and Logistics in Europe, Africa and the Middle East. Herbert Hainer joined the Executive Board in 1997 and became CEO and Chairman of the Executive Board of adidas-Salomon AG in 2001. He is married, has two daughters and lives in Herzogenaurach.

Herbert Hainer is also:

- → Member of the Supervisory Board, Bayerische Versicherungsbank AG, Munich, Germany
- → Deputy Chairman of the Supervisory Board, FC Bayern München AG, Munich, Germany (Member of the Supervisory Board since February 20, 2003, Deputy Chairman since May 26, 2003)
- → Member of the Supervisory Board, Engelhorn KGaA, Mannheim, Germany (since December 5, 2003)

GLENN BENNETT ///

Glenn Bennett was born in New Hampshire, USA in 1963. With a degree in computer science, he began his professional career with Reebok International Ltd. in 1983, where he worked ten years in various operations and product functions. In 1993, he joined adidas AG[2] as Head of Worldwide Development. He was appointed to the Executive Board in 1997 and is responsible for Global Operations activities. Glenn Bennett is married and lives in Nuremberg.

MANFRED IHLE ///

Manfred Ihle was born in Schwäbisch Hall, Germany in 1941. Following the completion of his law studies, he obtained a doctorate from the University of Bordeaux in France. Manfred Ihle started his career in 1971 with Treuarbeit AG, a German accounting firm. In 1974, he was admitted to the Bar. Manfred Ihle later worked as a Senior Partner at the Fiedler & Forster law firm and served as a Notary Public. He joined adidas AG[2] as a legal adviser in 1993. Manfred Ihle has been a member of the Executive Board since 1998 and is responsible for Legal and Environmental Affairs. He has a daughter and a son and lives in Herzogenaurach.

ROSS McMULLIN ///

Ross McMullin was born in Toronto, Canada in 1956. After completing a degree in commerce, he started his professional career in 1980 at Peat, Marwick, Mitchell, where he obtained the designation of Chartered Accountant. In 1983, he joined the Gillette Company where he stayed for 17 years, holding various positions including President of Oral-B in the United States, Braun in Canada and Gillette Group in Central Europe. He joined adidas-Salomon AG in July 2000 as President and CEO of adidas America. In 2002, he was appointed to the adidas-Salomon Executive Board and was responsible for the North American business until his resignation in December 2003[1]. He is married and has two daughters.

MICHEL PERRAUDIN ///

Michel Perraudin was born in Sion/Valais, Switzerland in 1947. With a degree in mathematics and an MBA, he started his professional career in 1976 as a management consultant with McKinsey & Company. In 1982, he became a McKinsey Partner and Principal. He joined adidas AG[2] as an Executive Board member in 1989. He is now responsible for Global Human Resources, Key Projects and Corporate Services. Michel Perraudin is married and lives in Nuremberg and *Munich*.

Michel Perraudin is also:
→ Member of the Advisory Board, Gerling-Konzern Versicherungs-Beteiligungs AG, Cologne, Germany
→ Member of the Advisory Board, Pictet Leisure Fund, Geneva, Switzerland



adidas SPORT HERITAGE ///
ORIGINALS MONTREAL TT WINDBREAKER

ROBIN J. STALKER ///

Robin J. Stalker was born in Palmerston North, New Zealand in 1958. In 1982, following his degree in business studies, he began his professional career and qualified as a Chartered Accountant. He worked for Arthur Young in New Zealand and London and subsequently held financial and controlling positions in the entertainment industry, including United International Pictures and Warner Bros. International as well as working as an independent consultant. Robin Stalker joined adidas AG[2] as the Head of Corporate Services and Group Reporting in 1996. Since February 2000, he has been Chief Financial Officer of adidas-Salomon AG and was appointed to the Executive Board, responsible for Finance, in 2001. He is married and lives near Herzogenaurach.

ERICH STAMMINGER ///

Erich Stamminger was born in Rügland, *Germany in* 1957. After obtaining a degree in business studies, he started his career at GfK, a German consumer research institute. In 1983, Erich Stamminger joined adidas Germany. He served in numerous marketing positions before becoming Managing Director for Germany and then Europe and Asia/Pacific. Erich Stamminger has been a member of the Executive Board since 1997 and has been responsible for Global Marketing since January 2000. He has also taken over responsibility for the North American business effective 2004. He is married and lives in Portland/Oregon, *and Nuremberg*.

[1] *Due to health reasons, Ross McMullin resigned on December 8, 2003.*
[2] adidas-Salomon AG since December 1997


Making sure
I'm playing a game that I love. I go out and have fun. I play every game like it's my last. And I want to make sure that everyone who watches me becomes a fan of basketball. And of me. /// Tracy McGrady
2003 NBA Top Scorer



EXECUTIVE BOARD STATEMENT ///

The Executive Board of adidas-Salomon AG is responsible for the compilation, completeness and accuracy of the Group's annual consolidated financial statements, the description of the economic development and the Group management report as well as the other information presented in the annual report. The consolidated financial statements 2003 were prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB). The consolidated financial statements also comply with § 292a German Commercial Code (HGB), which exempts adidas-Salomon AG from the obligation of reporting consolidated financial statements under German GAAP. The Group management report additionally complies with the requirements of the German Commercial Code (HGB).

To ensure accuracy and reliability of the underlying information, the content of the consolidated financial statements is based on the information reported in accordance with Group-wide uniform guidelines which are consistent for all companies included in consolidation. The integrity of the reporting process and risk management systems is safeguarded by effective internal control systems established under the direction of the Executive Board which is in compliance with the German Act regarding the Control and Transparency of Company Divisions (KonTraG). These control systems form an essential part of our value-oriented management style. As a consequence, a true and fair view of the Group's financial position, results of operations and cash flows and its reporting thereon is assured and the Executive Board is in a position to recognize potential investment risks and negative developments at an early stage and take appropriate countermeasures.

In accordance with a resolution adopted by the shareholders at the Annual General Meeting in 2003, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt, was appointed as independent auditor to audit adidas-Salomon's consolidated financial statements and Group management report contained in this annual report. The Supervisory Board examines the consolidated financial statements, the Group management report as well as the audit report at its meeting on the annual consolidated financial statements. The results of these reviews are described in the supervisory board report.

Herzogenaurach, February 18, 2004

Herbert Hainer /// CEO and Chairman

Robin Stalker /// Chief Financial Officer

INDEPENDENT AUDITOR'S REPORT ///

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated income statement and the notes to the consolidated financial statements and the statements of changes in shareholders' equity as well as cash flows prepared by adidas-Salomon AG for the business year from January 1 to December 31, 2003. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the adidas-Salomon Group for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report prepared by the Company's Management for the business year from January 1 to December 31, 2003, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2003 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Frankfurt am Main, February 18, 2004
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Meurer /// German Public Auditor

Horn /// German Public Auditor

CONSOLIDATED BALANCE SHEET € in thousands

	(Note)	**Dec. 31 2003**	Dec. 31 2002	Change in %
Cash and cash equivalents	(5)	**189,503**	67,455	180.9
Short-term financial assets	(6)	**89,411**	8,501	951.8
Accounts receivable	(7)	**1,075,092**	1,292,667	(16.8)
Inventories	(8)	**1,163,518**	1,189,933	(2.2)
Other current assets	(9)	**259,427**	267,435	(3.0)
Total current assets		**2,776,951**	2,825,991	(1.7)
Property, plant and equipment, net	(10)	**344,554**	365,756	(5.8)
Goodwill, net	(11)	**591,045**	638,742	(7.5)
Other intangible assets, net	(12)	**103,797**	115,495	(10.1)
Long-term financial assets	(13)	**88,408**	87,474	1.1
Deferred tax assets	(27)	**178,484**	169,692	5.2
Other non-current assets	(14)	**104,569**	57,661	81.4
Total non-current assets		**1,410,857**	1,434,820	(1.7)
Total assets		**4,187,808**	4,260,811	(1.7)
Accounts payable		**592,273**	668,461	(11.4)
Income taxes	(27)	**157,764**	112,461	40.3
Accrued liabilities and provisions	(16)	**454,573**	450,748	0.8
Other current liabilities	(17)	**139,095**	148,959	(6.6)
Total current liabilities		**1,343,705**	1,380,629	(2.7)
Long-term borrowings	(15)	**1,225,385**	1,574,046	(22.2)
Pensions and similar obligations	(18)	**105,264**	98,959	6.4
Deferred tax liabilities	(27)	**65,807**	51,398	28.0
Other non-current liabilities	(19)	**35,278**	18,907	86.6
Total non-current liabilities		**1,431,734**	1,743,310	(17.9)
Minority interests	(20)	**56,579**	55,513	1.9
Shareholders' equity	(21)	**1,355,790**	1,081,359	25.4
Total liabilities, minority interests and shareholders' equity		**4,187,808**	4,260,811	(1.7)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT € in thousands

	(Note)	Year ending December 31		Change
		2003	2002	in %
Net sales		**6,266,800**	6,523,419	(3.9)
Cost of sales		**3,453,132**	3,704,269	(6.8)
Gross profit		**2,813,668**	2,819,150	(0.2)
Selling, general and administrative expenses	(24)	**2,228,135**	2,245,383	(0.8)
Depreciation and amortization (excl. goodwill)	(10, 12, 24)	**95,519**	97,147	(1.7)
Operating profit		**490,014**	476,620	2.8
Goodwill amortization	(11)	**44,809**	45,396	(1.3)
Royalty and commission income		**42,153**	46,006	(8.4)
Financial expenses, net	(26)	**49,170**	87,116	(43.6)
Income before taxes		**438,188**	390,114	12.3
Income taxes	(27)	**166,712**	147,862	12.7
Net income before minority interests		**271,476**	242,252	12.1
Minority interests	(20)	**(11,391)**	(13,681)	(16.7)
Net income		**260,085**	228,571	13.8
Basic earnings per share (in €)	(28)	**5.72**	5.04	13.6
Diluted earnings per share (in €)	(28)	**5.72**	5.04	13.6

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT

CONSOLIDATED STATEMENT OF CASH FLOWS € in thousands

	Year ending December 31	
	2003	2002
Operating activities:		
Income before taxes	**438,188**	390,114
Adjustments for:		
Depreciation and amortization (incl. goodwill)	**155,169**	159,527
Unrealized foreign exchange losses, net	**22,114**	65,436
Interest income	**(8,747)**	(8,784)
Interest expense	**67,884**	81,568
Gains on sale of property, plant and equipment, net	**(1,839)**	(6,569)
Operating profit before working capital changes	**672,769**	681,292
Decrease/(Increase) in receivables and other current assets	**194,244**	(176,339)
(Increase)/Decrease in inventories	**(10,623)**	1,942
(Decrease)/Increase in accounts payable and other current liabilities	**(25,000)**	273,898
Cash provided by operations	**831,390**	780,793
Interest paid	**(60,162)**	(79,149)
Income taxes paid	**(120,260)**	(167,581)
Net cash provided by operating activities	**650,968**	534,063
Investing activities:		
Purchase of goodwill and other intangible assets	**(35,032)**	(150,647)
Purchase of property, plant and equipment	**(109,673)**	(114,133)
Proceeds from sale of property, plant and equipment	**28,347**	10,937
Acquisition of subsidiaries net of cash acquired	**0**	(19,623)
Acquisition of a 10% participation in FC Bayern München AG	**0**	(76,972)
(Increase)/Decrease in short-term financial assets	**(80,584)**	9,662
(Increase)/Decrease in investments and other long-term assets	**(49,770)**	16,757
Interest received	**8,747**	8,784
Net cash used in investing activities	**(237,965)**	(315,235)
Financing activities:		
(Decrease)/Increase in long-term borrowings	**(617,598)**	144
Proceeds from issue of convertible bond	**391,965**	0
Dividends of adidas-Salomon AG	**(45,423)**	(41,721)
Dividends to minority shareholders	**(5,022)**	(3,341)
Exercised share options	**2,257**	4,534
Decrease in short-term borrowings	**0**	(166,369)
Net cash used in financing activities	**(273,821)**	(206,753)
Effect of exchange rates on cash	**(17,134)**	(9,770)
Increase in cash and cash equivalents	**122,048**	2,305
Cash and cash equivalents at beginning of year	**67,455**	65,150
Cash and cash equivalents at year-end	**189,503**	67,455

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY *€ in thousands*

	Share capital	Capital reserve	Cumulative translation adjustments	Fair values of financial instruments	Retained earnings	Total
Balance at December 31, 2001	**116,094**	**7,557**	**9,638**	**17,727**	**863,597**	**1,014,613**
Net income					228,571	228,571
Dividend payment					(41,721)	(41,721)
Exercised share options	188	4,346				4,534
Net loss on cash flow hedges, net of tax				(59,730)		(59,730)
Net gain on net investments in foreign subsidiaries, net of tax				1,473		1,473
Currency translation			(66,381)			(66,381)
Balance at December 31, 2002	**116,282**	**11,903**	**(56,743)**	**(40,530)**	**1,050,447**	**1,081,359**
Net income					260,085	260,085
Dividend payment					(45,423)	(45,423)
Exercised share options	80	2,177				2,257
Equity component of convertible bond		114,353				114,353
Net loss on cash flow hedges, net of tax				(1,558)		(1,558)
Net gain on net investments in foreign subsidiaries, net of tax				1,481		1,481
Currency translation			(56,764)			(56,764)
Balance at December 31, 2003	**116,362**	**128,433**	**(113,507)**	**(40,607)**	**1,265,109**	**1,355,790**

The accompanying notes are an integral part of these consolidated financial statements.

STATEMENT OF MOVEMENTS OF FIXED ASSETS € in thousands

	Goodwill	Software, patents, trademarks and concessions	Advance payments	Total intangible assets	Land and buildings
ACQUISITION COST					
December 31, 2001	**766,252**	**173,082**	**129**	**939,463**	**230,746**
Currency effect	(2,652)	(5,955)	-	**(8,607)**	(4,656)
Additions	104,485	54,701	160	**159,346**	8,524
Changes in companies consolidated	-	33	-	**33**	-
Transfers	-	7,407	(53)	**7,354**	78,653
Disposals	(80)	(5,610)	(118)	**(5,808)**	(23,028)
December 31, 2002	**868,005**	**223,658**	**118**	**1,091,781**	**290,239**
Currency effect	(5,354)	(11,732)	(2)	**(17,088)**	(17,937)
Additions	278	21,775	107	**22,160**	18,781
Changes in companies consolidated	-	-	-	-	-
Transfers	-	2,351	(22)	**2,329**	12,620
Disposals	(1,787)	(7,236)	(87)	**(9,110)**	(32,459)
December 31, 2003	**861,142**	**228,816**	**114**	**1,090,072**	**271,244**
ACCUMULATED DEPRECIATION/AMORTIZATION					
December 31, 2001	**186,183**	**82,080**	-	**268,263**	**85,790**
Currency effect	(2,316)	(3,052)	-	**(5,368)**	(2,263)
Additions	45,396	30,491	-	**75,887**	13,838
Write-ups	-	-	-	-	-
Changes in companies consolidated	-	29	-	**29**	-
Transfers	-	89	-	**89**	(59)
Disposals	-	(1,356)	-	**(1,356)**	(14,271)
December 31, 2002	**229,263**	**108,281**	-	**337,544**	**83,035**
Currency effect	(2,188)	(2,977)	-	**(5,165)**	(2,313)
Additions	44,809	27,527	-	**72,336**	14,471
Write-ups	-	-	-	-	-
Changes in companies consolidated	-	-	-	-	-
Transfers	-	(1,465)	-	**(1,465)**	1,447
Disposals	(1,787)	(6,233)	-	**(8,020)**	(18,628)
December 31, 2003	**270,097**	**125,133**	-	**395,230**	**78,012**
NET CARRYING AMOUNT					
December 31, 2001	580,069	91,002	129	**671,200**	144,956
December 31, 2002	638,742	115,377	118	**754,237**	207,204
December 31, 2003	**591,045**	**103,683**	**114**	**694,842**	**193,232**

Technical equipment and machinery	Other equipment, furniture and fittings	Advance payments/ construction in progress	Total tangible assets	Shares in affiliated companies	Participations	Other financial assets	Total financial assets
130,086	**285,537**	**85,267**	**731,636**	**3,209**	**166**	**11,844**	**15,219**
(6,870)	(24,422)	(13,169)	**(49,117)**	(4)	1	(1,655)	**(1,658)**
11,593	47,032	48,397	**115,546**	58	76,972	995	**78,025**
1,469	457	-	**1,926**	(753)	-	-	**(753)**
6,208	12,235	(104,450)	**(7,354)**	-	-	-	**-**
(12,987)	(20,173)	(857)	**(57,045)**	-	-	(3,283)	**(3,283)**
129,499	**300,666**	**15,188**	**735,592**	**2,510**	**77,139**	**7,901**	**87,550**
(6,645)	(24,907)	(2,000)	**(51,489)**	(2)	(2)	(1,093)	**(1,097)**
20,089	43,134	27,669	**109,673**	9	-	2,269	**2,278**
-	-	-	-	-	-	-	-
5,914	6,539	(27,402)	**(2,329)**	-	-	-	**-**
(5,126)	(19,939)	(1,397)	**(58,921)**	(40)	(62)	(168)	**(270)**
143,731	**305,493**	**12,058**	**732,526**	**2,477**	**77,075**	**8,909**	**88,461**
89,418	**178,563**	**-**	**353,771**	**-**	**28**	**160**	**188**
(5,467)	(17,826)	-	**(25,556)**	-	1	(19)	**(18)**
20,750	49,060	-	**83,648**	-	-	1	**1**
-	(9)	-	**(9)**	-	-	-	**-**
497	237	-	**734**	-	-	-	**-**
(39)	9	-	**(89)**	-	-	-	**-**
(10,969)	(17,423)	-	**(42,663)**	-	-	(95)	**(95)**
94,190	**192,611**	**-**	**369,836**	**-**	**29**	**47**	**76**
(5,315)	(18,163)	-	**(25,791)**	-	(3)	(3)	**(6)**
18,207	50,166	-	**82,844**	-	-	1	**1**
-	-	-	**-**	-	-	(12)	**(12)**
-	-	-	**-**	-	-	-	**-**
(582)	600	-	**1,465**	-	-	-	**-**
(4,635)	(17,119)	-	**(40,382)**	-	-	(6)	**(6)**
101,865	**208,095**	**-**	**387,972**	**-**	**26**	**27**	**53**
40,668	106,974	85,267	**377,865**	3,209	138	11,684	**15,031**
35,309	108,055	15,188	**365,756**	2,510	77,110	7,854	**87,474**
41,866	**97,398**	**12,058**	**344,554**	**2,477**	**77,049**	**8,882**	**88,408**

NOTES ///

adidas-Salomon AG, a listed German stock corporation, and its subsidiaries design, develop, produce and market a broad range of athletic and sports lifestyle products. The Group's headquarters are located in Herzogenaurach, Germany. adidas-Salomon has divided its operating activities by major brands into three segments: adidas, Salomon and TaylorMade-adidas Golf.

adidas branded products include footwear, apparel and hardware, such as bags and balls. The products are designed and developed by adidas and are almost exclusively manufactured by subcontractors on behalf of adidas. erima products include teamsport apparel.

Salomon branded products include ski and snowboard equipment (skis, snowboards, boots and bindings), technical outdoor apparel as well as hiking boots and inline skates which are designed and manufactured mainly in France, Italy and Romania. Mavic products include rims and wheels for mountain bikes and road racing as well as gears. The Bonfire brand offers snowboard apparel and streetwear. Cliché is the brand for skateboard equipment and apparel. Arc'Teryx is specialized in technical outerwear, performance backpacks and climbing equipment.

TaylorMade develops and assembles or manufactures high-quality golf clubs, balls and accessories. adidas Golf branded products include footwear, apparel and accessories. Maxfli is specialized in golf balls and golf accessories.

1 /// GENERAL

The accompanying consolidated financial statements of adidas-Salomon AG (in the following also the "Company") and its subsidiaries (collectively the "adidas-Salomon Group", "adidas-Salomon" or the "Group") are prepared in accordance with accounting principles adopted by the International Accounting Standards Board (International Financial Reporting Standards – "IFRS"). The Group applied all International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee effective as at December 31, 2003 and 2002 respectively.

In 2003, no new or revised standards were adopted.

Compared to the prior year presentation, short- and long-term financial assets are now reported separately on the balance sheet. Comparative figures have been adjusted to conform with the changes in presentation in the current year. The relevant positions are cash and cash equivalents and other non-current assets.

German Statutory Reporting

The Company does not prepare consolidated financial statements under accounting principles generally accepted in Germany (German GAAP) pursuant to the exemption in § 292a of the German Commercial Code (HGB).

2 /// SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with the consolidation, accounting and valuation principles described below.

Principles of Consolidation

The consolidated financial statements include the accounts of adidas-Salomon AG and its significant direct and indirect subsidiaries, which are prepared in accordance with uniform accounting principles.

A company is a subsidiary if adidas-Salomon AG directly or indirectly controls the financial and operating policies of the respective enterprise.

The number of consolidated companies evolved as follows for the years ending December 31, 2003 and 2002 respectively:

NUMBER OF CONSOLIDATED COMPANIES

	2003	2002
January 1	**106**	100
Newly founded/consolidated companies	**6**	4
Merged companies	**(1)**	–
Purchased companies	**–**	2
December 31	**111**	**106**

Four subsidiaries have not been included in the consolidated financial statements in 2003 (2002: eight subsidiaries), since they have little or no active business and are insignificant to the Group's financial position, results of operations and cash flows. The shares in these companies are accounted at cost.

A schedule of the shareholdings of adidas-Salomon AG is shown in Attachment I to these notes. A collective listing of these shareholdings in accordance with § 285 No. 11 and § 313 section 2 and 3 of the German Commercial Code will be filed with the Commercial Register at the Local Court in Fürth (Bavaria).

Consolidation of equity is made in compliance with the book value method by offsetting the initial investments in subsidiaries against the relevant equity portion at fair value held by the parent company as at acquisition date.

All significant intercompany transactions and balances, and any unrealized gains and losses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

Currency Translation

Assets and liabilities of the Group's non-euro functional currency subsidiaries are translated into euro at closing exchange rates at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the year. All cumulative differences from the translation of equity of foreign subsidiaries resulting from changes in exchange rates are included in a separate item within shareholders' equity without affecting income.

In the individual financial statements of Group companies, monetary items denominated in a non-euro currency are generally measured at closing exchange rates at the balance sheet date. The resulting currency gains and losses are recorded directly in income.

A summary of exchange rates to euro for major currencies in which the Group operates is as follows:

EXCHANGE RATES € 1 equals

	Average rate for the year ending December 31		Spot rate at Dec. 31	
	2003	2002	**2003**	2002
USD	**1.1313**	0.9448	**1.2630**	1.0487
GBP	**0.6920**	0.6286	**0.7048**	0.6505
JPY	**130.98**	118.11	**135.05**	124.39

Derivative Financial Instruments

The Group uses derivative financial instruments, interest and currency options, as well as forward contracts, to hedge its exposure to foreign exchange and interest rate risks. In accordance with its treasury policy, the Group does not hold any derivative financial instruments for trading purposes.

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently measured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), a hedge of a forecasted transaction (cash flow hedge) or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are 100% effective, are recognized in equity. If the effectiveness is not 100%, the deviating amounts are recognized in net income. Amounts deferred in equity are transferred to the income statement in the same periods during which the hedged forecasted transaction affects the income statement. For derivative instruments designated as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item are recognized immediately in net income.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules of IAS 39. Changes in the fair values of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. If the hedging instrument is a derivative (e.g. a forward contract) or, for example, a foreign currency borrowing, any currency gains and losses in the derivative as well as all gains and losses arising on the translation of the borrowing are recognized in equity.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecasted transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The fair values of forward contracts and currency options are determined on the basis of the market conditions on the reporting dates. The fair value of a currency option is determined using generally accepted models to calculate option prices. The fair market value of an option is influenced not only by the remaining term of the option but also by further determining factors, such as the actual foreign exchange rate and the volatility of the underlying foreign currency base. The fair values of interest rate options on the reporting date are assessed by the financial institutions through which these options were arranged.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term bank deposits with maturities of three months and less.

Receivables

Receivables are stated at nominal amounts less allowances for doubtful accounts. These allowances are determined on the basis of individual risk assessment and past experience of losses.

Inventories

Merchandise and finished goods are valued at the lower of cost or net realizable value. Costs are determined using a standard valuation method which approximates the first-in, first-out method or the average cost method. Costs of finished goods include cost of raw materials, direct labor and manufacturing overheads. The lower of cost or net realizable value allowances are computed consistently throughout the Group based on the age and expected future sales of the items on hand.

Investment Property Held-for-Sale

Investment property held-for-sale is measured initially at cost. For subsequent measurement, the Group applies the cost model.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less *accumulated depreciation. Depreciation* is computed on a declining balance or straight-line basis on useful lives as follows:

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT

	Years
Buildings	10–50
Leasehold improvements	5–20
Equipment, machinery and furniture and fittings	2–10

Expenditures for maintenance and repairs are expensed as incurred. Significant renewals and improvements are capitalized.

Impairment

In the event that facts and circumstances indicate that the costs of long-lived assets are impaired, an evaluation of *recoverability is performed. An* exceptional write-down is made if the carrying amount exceeds the recoverable amount.

Finance Leases

If under a lease agreement substantially all risks and rewards associated with an asset are transferred to the Group, the asset less accumulated depreciation and the corresponding liability are recognized at the fair value of the asset or the lower net present value of the minimum lease payments.

Goodwill and Identifiable Intangible Assets

Acquired goodwill and intangible assets are valued at cost less accumulated amortization.

Goodwill is the excess of the purchase cost over the fair value of the identifiable assets and liabilities acquired. Goodwill arising from the acquisition of a foreign entity and any fair value adjustments to the carrying amounts of assets and liabilities of that foreign entity *are treated* as assets of the reporting entity and are translated at exchange rates prevailing at the date of the initial consolidation.

Amortization is calculated on a straight-line basis with the following useful lives:

USEFUL LIVES OF GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

	Years
Goodwill	5–20
Patents, trademarks and concessions	5–10
Software	3–5

Expenditures for internally generated intangible assets are generally expensed as incurred since they do not qualify for recognition.

Research and Development

Research costs are expensed as incurred. Development costs are also expensed as incurred and are not capitalized due to the short *product life cycle of sporting goods.*

The Group spent approximately € 86 million and € 85 million on product research and development *for the years ending* December 31, 2003 and 2002 respectively.

Investments

The Group classifies its investments into the following categories: trading, held-to-maturity and available-for-sale.

During the reporting period, the Group did not hold any trading or held-to-maturity investments.

Investments intended to be held for an undefined period of time, which may be sold in response to liquidity needs or changes in interest rates, are classified as available-for-sale.

Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such designations on a regular basis.

All purchases and sales of investments are *recognized on the trade date. Costs of purchases* include transaction costs. If the fair value of available-for-sale investments can be measured reliably, they are *subsequently carried at fair value. Realized and* unrealized gains and losses arising from changes in the fair value of these investments are included in the income statement of *the period in which they arise.* Equity securities for which fair values cannot be measured reliably are recognized at cost less impairment.

Borrowings

Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective interest method. Any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the terms of the borrowings.

When convertible bonds are issued, the fair value of the liability component is determined using a market interest rate for a comparable straight bond; this amount is presented under long-term borrowings on the amortized cost basis until conversion or maturity of the bond. The remaining portion is included in shareholders' equity; the value of the equity component is not changed in subsequent periods.

Other Liabilities

Other liabilities are recorded at their settlement amount.

Provisions

Provisions are recognized where a present – legal or constructive – obligation has been incurred which is likely to lead to an outflow of resources which can be reasonably estimated.

Pensions and Similar Obligations

Provisions for pensions and similar obligations comprise the provision obligation of the Group under defined benefit plans and defined contribution plans. The obligation under defined benefit plans is determined using the projected unit credit method in accordance with IAS 19 (revised 2000). The Group does not recognize actuarial gains or losses of defined benefit plans as income and expenses according to the corridor approach of IAS 19.92 (revised 2000) within the range of 10% of the present value of the defined benefit obligation.

Recognition of Revenues

Sales are recorded net of returns, discounts, allowances and sales taxes when title passes based on the terms of the sale.

Royalty and commission income is recorded based on the terms of the contracts.

Advertising and Promotional Expenditures

Production costs for media campaigns are shown under prepaid expenses until the advertising takes place for the first time, after which they are expensed in full. Significant media buying costs (e.g. broadcasting fees) are expensed over the original duration of the campaign on a straight-line basis.

Promotional expenses, including one-time up-front payments for promotional contracts, are expensed pro rata over the term of the agreement.

Interest

Interest is recognized as an expense or income as incurred.

Income Taxes

Current income taxes are computed in accordance with the rules for taxation established in the countries in which the Group operates.

The Group computes deferred taxes for all temporary differences between the carrying amount and the tax basis of its assets and liabilities and tax loss carryforwards.

Deferred tax assets arising from deductible temporary differences and tax loss carryforwards which exceed taxable temporary differences are only recognized to the extent that it is probable that the company concerned will generate sufficient taxable income to realize the associated benefit.

Equity Compensation Benefits

Share options are granted to members of the Executive Board of adidas-Salomon AG as well as to the Managing Directors/Senior Vice Presidents of its affiliated companies and to further senior executives of the Group in connection with the management stock option plan (MSOP) of adidas-Salomon AG. The Company has the choice to settle a possible obligation by issuing new shares or providing the equivalent cash compensation. When options are exercised and the Company decides to issue new shares, the proceeds received net of any transaction costs are credited to share capital and capital surplus, and no personnel expenses are recorded. In the case of a cash settlement, the difference between the exercise price and the fair value of the shares is debited to income.

Long-term Incentive Plans

The Group has established various long-term incentive plans which offer key employees stock-based compensation, including stock appreciation rights ("SARs"). Compensation costs for the difference between the exercise price and the fair value of the SARs are recognized in the financial statements when the SARs are exercised.

Use of Estimates

The preparation of financial statements in conformity with IFRS requires the use of assumptions and estimates that affect reported amounts and related disclosures. Although such estimates are based on Management's best knowledge of current events and actions, actual results may ultimately differ from these estimates.

3 /// FRAMEWORK FOR ACCOUNTING POLICIES IN ACCORDANCE WITH IFRS AND EXPLANATION OF MAJOR DIFFERENCES COMPARED WITH GERMAN ACCOUNTING POLICIES

The major differences between the accounting policies and consolidation methods according to IFRS and German law as set out in § 292a section 2 No. 4b of the German Commercial Code (HGB) are outlined below.

a) Framework for Accounting Policies in Accordance with IFRS

The accounting policies of entities in accordance with IFRS are based on the objective of providing investors with decision-relevant information.

Based on the assumption that decision-relevant information should be provided to investors, it follows that accounting policies should be aimed at showing an entity's operating results, rather than determining the amount of distributable profits, whilst bearing in mind the need for protection of creditors.

As a rule, accounting policies in accordance with IFRS have a lower level of prudence than German accounting policies, which leads to the following major differences:

→ Minimization of possibilities for establishing and releasing hidden reserves.
→ The consistency requirement (recognition, valuation, classification, consolidation) is to be strictly followed; changes in accounting policies are only permitted if it can be proven that the change leads to an improvement in the fair presentation of the financial statements.
→ Economic substance has precedence over legal form. The principle of substance over form has a stronger influence in accounting policies in accordance with IFRS than in German GAAP.

b) Description of Major Differences in Accounting Policies Compared with German Accounting Policies

The major differences in accounting policies in accordance with IFRS compared with German accounting policies in the consolidated financial statements of the Group are as follows:

Unrealized Profits Included in the Income Statement

Although the realization principle is a specific part of IFRS, in contrast to German accounting policies "unrealized" profits must be included in the income statement in certain cases. The following balance sheet items are translated at prevailing year-end foreign exchange rates even if this leads to an "unrealized" profit compared with using the exchange rate at the booking date:

→ Foreign currency receivables and liabilities
→ Derivative financial instruments to the extent they do not represent a hedge
→ Available-for-sale securities

Deferred Taxes

Deferred tax assets must be included to their full extent. This also applies to tax loss carryforwards, which can be offset against future profits for tax purposes and which are thus to be reflected as deferred tax assets. Deferred tax assets are reviewed for their realization regularly and are written down if appropriate.

Pension Provisions

Pension provisions are calculated actuarially using the projected unit credit method. Use of the German tax-based entry-age-normal method (§ 6a German Income Tax Act – EStG) is not permitted.

Expected wage and salary increases until pensionable age are considered when calculating the pension liability to beneficiaries under the scheme. Capital market interest rates are used to discount the amounts, which can partly offset this increase, as the rate can be higher than the 6% used for tax purposes in Germany (§ 6a EStG). Pension provisions are calculated for beneficiaries as soon as they become scheme members. Appropriate fluctuation rates should be used when considering the provisions needed for this group of beneficiaries.

Other Provisions and Accruals

Provisions and accruals may only be set up to cover obligations to third parties. Internal accruals are not permitted.

Accounting for Leases

In contrast to the use of German tax-based leasing provisions, IFRS requirements more often lead to leased items being recognized in the balance sheet of the lessee rather than of the lessor. IFRS requires the contractual party which is the economic owner and which thus has the major share of risks and opportunities arising from the use of the item being leased to recognize the lease in its balance sheet.

Minority Interests

Minority interests may not be included as part of Group shareholders' equity in the consolidated balance sheet. They must be shown as a separate item between third-party capital and shareholders' equity.

4 /// ACQUISITIONS OF SUBSIDIARIES
In 2003, adidas-Salomon acquired no subsidiaries. Major acquisitions in 2002 were as follows:

Effective January 1, 2002 the Group assumed full ownership of its former, already fully consolidated joint venture company adidas Italia S.r.l., Monza (Italy), by acquiring the remaining 50% of outstanding shares for an amount of € 70 million.

On January 1, 2002 adidas-Salomon assumed control over its distribution partner and licensee for Salomon products in Denmark, SC IMPORT ApS (renamed to Salomon Danmark ApS), by acquiring 100% of the shares for an amount of € 2 million.

Effective January 15, 2002 adidas-Salomon purchased 100% of the shares of the Canadian outdoor specialist Arc'Teryx Equipment Inc. for an amount of € 18 million. The Vancouver-based Arc'Teryx specializes in technical outerwear, performance backpacks and climbing equipment.

NOTES TO THE CONSOLIDATED BALANCE SHEET

5 /// CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash at banks and in hand as well as short-term bank deposits.

The increase in cash and cash equivalents is mainly attributable to increased short-term bank deposits.

Compared to the prior year presentation, marketable securities are reported under short-term financial assets (see note 6). Prior year figures have been adjusted by approximately € 9 million to conform with this year's presentation.

6 /// SHORT-TERM FINANCIAL ASSETS
Short-term financial assets are classified as available-for-sale investments with fair value changes recognized in the income statement as incurred. They mainly comprise investment funds as well as marketable equity securities.

Subsequent to the issuance of the Group's convertible bond and the sharp decline of net borrowings, the Group invested in various mutual funds with a conservative investment orientation in amounts totaling € 80 million.

The majority of marketable securities relates to commercial paper and certificates of deposit in Eastern European currencies.

7 /// ACCOUNTS RECEIVABLE
Accounts receivable are as follows:

ACCOUNTS RECEIVABLE € in thousands

	Dec. 31 2003	Dec. 31 2002
Accounts receivable, gross	1,167,721	1,363,866
Less: allowance for doubtful accounts	92,629	71,199
Accounts receivable, net	1,075,092	1,292,667

8 /// INVENTORIES
Inventories by major classification are as follows:

INVENTORIES *€ in thousands*

	Dec. 31 2003	Dec. 31 2002
Finished goods and merchandise on hand	**846,589**	816,266
Goods in transit and advance payments	**311,475**	360,142
Raw materials	**66,914**	63,159
Work in progress	**10,172**	14,272
Inventories, gross	**1,235,150**	**1,253,839**
Less: allowance for obsolescence	**71,632**	63,906
Inventories, net	**1,163,518**	**1,189,933**

Goods in transit mainly relate to shipments from suppliers in the Far East to subsidiaries in Europe, Asia and the Americas.

The allowance for obsolescence mainly relates to inventories on hand.

9 /// OTHER CURRENT ASSETS

Other current assets consist of the following:

OTHER CURRENT ASSETS € in thousands

	Dec. 31 2003	Dec. 31 2002
Prepaid expenses	**97,977**	80,791
Taxes receivable	**55,887**	76,374
Interest rate options	**4,657**	4,487
Currency options	**4,602**	6,847
Forward contracts	**25,529**	25,035
Security deposits	**10,364**	10,250
Receivables from affiliated companies	**103**	326
Investment property held-for-sale	**26,275**	21,652
Sundry	**39,025**	47,842
Other current assets, gross	**264,419**	**273,604**
Less: allowance	**4,992**	6,169
Other current assets, net	**259,427**	**267,435**

Prepaid expenses relate mainly to promotion agreements and service contracts.

Investment property held-for-sale relates to parts of land of the former "Herzo Base" in Herzogenaurach. This land, owned by the GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG, was bought (through acquisition of 90% of the shares) in 1998.

A portion is being used for the development of adidas-Salomon's international headquarters "World of Sports", and is included under property, plant and equipment. The remaining part, not needed in the future by adidas-Salomon, has a size of 77 hectares and is to be sold. According to the "Urban Design Contract", signed with the town Herzogenaurach in December 2001, the land is to be split into a housing area (31 hectares), an industrial area (19 hectares), a public area (24 hectares) and other areas (3 hectares). Furthermore, GEV has to undertake specified opening and development measures as well as to transfer a small portion of land to the town Herzogenaurach at predetermined conditions.

The fair value of this investment property cannot be determined reliably at the current time, as the land is not yet fully developed and building permits exist only partially. However, the Group estimates that the fair value for the land could be a mid-double-digit million euro amount.

To secure an appropriate market value, the Group continued in 2003 to pursue development and commercialization under the control of GEV as decided in 2002. In 2003, GEV sold the first pieces of land. The development and sale of the complete area is expected to occur within the next 12 to 15 years.

Investment property held-for-sale includes the acquisition costs of land as well as capitalized expenses, which occurred in connection with the development of the land to be sold. Last year's, these expenses were reported under sundry. To conform with this year's presentation the comparative figures totaling approximately € 4 million have been reclassified.

Information regarding forward contracts as well as currency and interest options is also included in these notes (see note 23).

10 /// PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

PROPERTY, PLANT AND EQUIPMENT € in thousands

	Dec. 31 2003	Dec. 31 2002
Land and buildings	**271,244**	290,239
Technical equipment and machinery	**143,731**	129,499
Other equipment, furniture and fittings	**305,493**	300,666
	720,468	**720,404**
Less: accumulated depreciation	**387,972**	369,836
	332,496	**350,568**
Advance payments and construction in progress, net	**12,058**	15,188
Property, plant and equipment, net	**344,554**	**365,756**

Depreciation expense was € 83 million and € 84 million for the years ending December 31, 2003 and 2002 respectively.

11 /// GOODWILL

Goodwill primarily relates to the Group's acquisitions of the Salomon group and subsidiaries in the United States, Australia/New Zealand, Netherlands/Belgium and Italy.

GOODWILL € in thousands

	Dec. 31 2003	Dec. 31 2002
Goodwill, gross	**861,142**	868,005
Thereof relating to the acquisition of the Salomon group	**584,882**	584,882
Less: accumulated amortization	**270,097**	229,263
Goodwill, net	**591,045**	**638,742**

Goodwill amortization expense was € 45 million for the years ending December 31, 2003 and 2002; thereof approximately € 30 million for the years ending December 31, 2003 and 2002 relate to the acquisition of the Salomon group.

12 /// OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following:

OTHER INTANGIBLE ASSETS € in thousands

	Dec. 31 2003	Dec. 31 2002
Software, patents, trademarks and concessions, gross	228,816	223,658
Less: accumulated amortization	125,133	108,281
	103,683	115,377
Advance payments, net	114	118
Other intangible assets, net	**103,797**	**115,495**

Intangible asset amortization expense was € 28 million and € 30 million for the years ending December 31, 2003 and 2002 respectively.

13 /// LONG-TERM FINANCIAL ASSETS

Long-term financial assets include a 10% participation in FC Bayern München AG of € 77 million which was concluded in July 2002. This participation is recorded at cost including transaction costs, as this equity security does not have a quoted market price *in an active market and other methods* of reasonably estimating fair value as at December 31, 2003 and 2002 were inappropriate or unworkable. Additionally, financial assets comprise shares in unconsolidated affiliated companies of € 3 million at December 31, 2003 and 2002.

Long-term financial assets further include investments which are mainly related to a deferred compensation plan (see note 18). These are mainly invested in insurance products and are measured at fair value.

14 /// OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

OTHER NON-CURRENT ASSETS € in thousands

	Dec. 31 2003	Dec. 31 2002
Prepaid expenses	86,554	45,113
Interest rate options	8,924	2,250
Currency options	819	1,217
Security deposits	6,463	6,030
Sundry	1,809	3,051
Other non-current assets	**104,569**	**57,661**

Prepaid expenses mainly include prepayments for long-term promotional contracts and service contracts (see also notes 22 and 31).

15 /// BORROWINGS AND CREDIT LINES

Despite the decline of borrowings in 2003, it has been the policy of the Group to continue a high level of financing agreements, with further improvement in the structure and maturity profile of these arrangements. The Group has continued its diversification among different sources of financing and succeeded in increasing its funding through private placements to € 684 million (2002: € 560 million), with maturities of up to 12 years. A € 400 million convertible bond with final maturity *in 2018 and an interest rate* of 2.5% was issued. On the other hand, the Group temporarily suspended its commercial paper programs and prematurely repaid private placements with remaining short maturities in the total amount of € 31 million. The global on-balance-sheet asset-backed security (ABS) program, under which € 109 million were outstanding at the end of 2003 (2002: € 147 million), was not extended further and now has a remaining life of four years.

Gross borrowings declined in 2003 by € 349 million (2002: € 192 million). As all borrowings with short-term maturities which are backed by longer-term arrangements are reported as long-term borrowings, the Group does not report short-term borrowings. The reported amount of longer-term borrowings therefore includes bank borrowings, commercial paper, financing under the ABS program, private placements as well as the convertible bond.

With settlement on October 8, 2003 adidas-Salomon issued a € 400 million convertible bond through its wholly owned Dutch subsidiary, adidas-Salomon International Finance B.V., guaranteed by adidas-Salomon AG. The bond was issued in tranches of € 50,000 each with a maturity up to 15 years. The bond is, at the option of the respective holder, subject to certain conditions, convertible from and including November 18, 2003 up to and including September 20, 2018 into ordinary no-par-value bearer shares of adidas-Salomon AG at the conversion price of € 102.00 which was fixed upon issue. The coupon of the bond is 2.5% and is payable annually in arrears on October 8 of each year, commencing on October 8, 2004. The bond is convertible into approximately four million no-par-value shares.

The convertible bond is not callable by the issuer until October 2009 and callable thereafter, subject to a 130% trigger between October 2009 and October 2012 and subject to a 115% trigger between October 2012 and 2015, unconditionally thereafter. Investors have the right to put the bond in October 2009, October 2012 and October 2015.

The fair values of the liability component and the equity conversion component were determined on the issuance of the bond. The *fair value of the liability component, included in long-term* borrowings, was calculated using a market interest rate of approximately 5.3% for an equivalent straight bond. The residual amount of € 116.6 million (less transaction costs of € 2.3 million related thereto), representing the value of the equity conversion component, is included in shareholders' equity in capital reserve.

In subsequent periods, the liability component continues to be presented on the amortized cost basis, until conversion or maturity of the bond. The equity conversion component is determined on the issuance of the bond and will not change in subsequent periods.

As a result of the temporary suspension of the € 750 *million German multi-currency commercial* paper program and the € 300 million Belgian treasury notes program, the Group had a decline in the total nominal amount of outstanding commercial paper to € 29 million at December 31, 2003 from € 234 million at December 31, 2002.

Borrowings are denominated in a variety of currencies in which the Group conducts its business. The largest portions of effective net borrowings (before liquidity swaps for cash management purposes) as at December 31, 2003 are denominated in euro (56.6%; 2002: 54.2%) and US dollars (39.2%; 2002: 29.7%).

Month-end weighted average interest rates *on borrowings in all currencies ranged from* 2.5% to 3.2% and from 3.0% to 3.4% for the years ending December 31, 2003 and 2002 respectively.

As at December 31, 2003 the Group had cash credit lines and other longer-term financing arrangements totaling € 3.4 billion (2002: € 3.5 billion); thereof unused credit lines accounting for € 2.4 billion (2002: € 1.9 billion). In addition, the Group had separate lines for the issuance of letters of credit in an amount of approximately € 0.4 billion (2002: € 0.6 billion). The decline reflects a shift in payment practices with product suppliers in the Far East, from letters of credit to settlements in open account.

The *Group's outstanding financings* are unsecured. The outstanding € 109 million under the multi-country on-balance-sheet ABS program are included with the same amount in the reported accounts receivable as well as long-term borrowings as at December 31, 2003.

The committed medium-term credit lines as well as the private placement and convertible bond documentations contain a negative-pledge clause and a minimum equity covenant. As at December 31, 2003, actual shareholders' equity was well above the amount of the minimum equity covenant.

The amounts *disclosed as borrowings represent* outstanding borrowings under the following arrangements with aggregated expiration dates as follows:

BORROWINGS AS AT DECEMBER 31, 2003 € in millions

	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
Bank borrowings	0	0	124	0	**124**
Commercial paper	0	0	29	0	**29**
Asset-backed securities	0	0	109	0	**109**
Private placements	0	0	450	234	**684**
Convertible bond	0	0	0	279	**279**
Total	**0**	**0**	**712**	**513**	**1,225**

BORROWINGS AS AT DECEMBER 31, 2002 *€ in millions*

	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	After 5 years	Total
Bank borrowings	0	104	529	0	**633**
Commercial paper	0	0	234	0	**234**
Asset-backed securities	0	0	147	0	**147**
Private placements	0	0	299	261	**560**
Total	**0**	**104**	**1,209**	**261**	**1,574**

Information regarding the Group's protection against interest rate risks is also included in these notes (see note 23).

16 /// ACCRUED LIABILITIES AND PROVISIONS

Accrued liabilities and provisions consist of the following:

ACCRUED LIABILITIES AND PROVISIONS € in millions

	Dec. 31 2002	Currency translation differences	Usage	Release	Addition	**Dec. 31 2003**
Goods and services not yet invoiced	116	(7)	93	14	121	**123**
Marketing	82	(5)	61	4	80	**92**
Payroll, commissions and employee benefits	102	(10)	64	9	62	**81**
Returns, allowances, warranty	45	(5)	29	4	35	**42**
Restructuring	17	0	6	1	17	**27**
Taxes, other than income taxes	26	(1)	23	1	9	**10**
Other	63	(2)	27	13	59	**80**
Accrued liabilities and provisions	**451**	**(30)**	**303**	**46**	**383**	**455**

Marketing provisions mainly consist of provisions for distribution, such as discounts, rebates and sales commissions, as well as promotion.

The usage of the restructuring provision was mainly related to warehouses and production restructuring initiatives within Europe.

The balance of the restructuring provision as at December 31, 2003 mainly represents production restructuring initiatives and indemnities in connection with early retirement plans.

Other accrued liabilities and provisions mainly include items not otherwise allocated and also anticipated losses from purchase and other transactions and contingent losses from pending lawsuits.

17 /// OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

OTHER CURRENT LIABILITIES € in thousands

	Dec. 31 2003	Dec. 31 2002
Liabilities due to personnel	**17,066**	14,444
Tax liabilities other than income taxes	**18,677**	27,680
Liabilities due to social security	**20,656**	16,576
Currency options	**21,289**	16,449
Forward contracts	**19,700**	35,498
Liabilities due to affiliated companies	**329**	452
Deferred income	**1,357**	92
Sundry	**40,021**	37,768
Other current liabilities	**139,095**	**148,959**

Information regarding forward contracts and currency options is also included in these notes (see note 23).

18 /// PENSIONS AND SIMILAR OBLIGATIONS

The Group sponsors and/or contributes to various pension plans. The benefits are provided pursuant to the legal, fiscal and economic conditions in each respective country.

The provision for pensions and similar obligations consists of the following:

PENSIONS AND SIMILAR OBLIGATIONS € in thousands

	Dec. 31 2003	Dec. 31 2002
Defined benefit plans	**94,747**	89,391
Thereof:		
adidas-Salomon AG	**77,195**	70,391
Similar obligations	**10,517**	9,568
Pensions and similar obligations	**105,264**	**98,959**

The actuarial valuations of defined benefit plans are made at the end of each reporting period. Similar obligations include mainly long-term liabilities under a deferred compensation plan. The funds withheld are *invested by the Group on behalf* of the employees in certain securities, which are presented under long-term financial assets (see note 13).

Pension expenses are as follows:

PENSION EXPENSES € in thousands

	Year ending December 31	
	2003	2002
Defined benefit plans	**10,696**	10,434
Thereof:		
adidas-Salomon AG	**8,371**	7,087
Defined contribution plans	**13,440**	16,593
Pension expenses	**24,136**	**27,027**

Defined Benefit Plans

The provision for pensions evolved as follows:

PROVISION FOR DEFINED BENEFIT PLANS € in thousands

Provision for pensions as at December 31, 2002	**89,391**
Currency translation differences	(1,284)
Pension expense	10,696
Pensions paid	(4,056)
Provision for pensions as at December 31, 2003	**94,747**

Most pension provisions are for employees in Germany where the actuarial assumptions for the defined benefit plans are as follows:

ACTUARIAL ASSUMPTIONS

	Dec. 31 2003	Dec. 31 2002
Discount rate	**5.50%**	5.75%
Salary increases	**1.7–3.0%**	1.7–3.0%
Pension increases	**1.7–2.0%**	1.7–2.0%

Actuarial assumptions for employee turnover and mortality are based on empirical data, the latter on the 1998 version of the mortality tables of Dr. Heubeck *as in the prior year*. The actuarial assumptions for other countries are not materially different.

The pension obligation consists of the following:

PROVISION FOR DEFINED BENEFIT PLANS € in thousands

	Dec. 31 2003	Dec. 31 2002
Present value of the defined benefit obligation	**100,100**	92,655
Unrecognized actuarial losses	**(5,353)**	(3,264)
Provision for pensions	**94,747**	**89,391**

On the basis of the *actuarial valuations* as at December 31, 2003 and 2002 it was not necessary to recognize actuarial gains or losses pursuant to the corridor approach of IAS 19.92 (revised 2000).

Pension expense attributable to the *defined benefit plans comprises:*

PENSION EXPENSE FOR DEFINED BENEFIT PLANS € in thousands

	Year ending December 31	
	2003	2002
Current service cost	**6,348**	6,323
Interest cost	**4,348**	4,111
Pension expense	**10,696**	**10,434**

19 /// OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist mainly of obligations under finance leases of € 16 million and € 8 *million* (see note 22) and negative fair values of long-term interest rate options of € 17 million and € 10 million as at December 31, 2003 and 2002 respectively.

Liabilities falling due after more than *five years totaled* € 11 *million* and € 1 million as at December 31, 2003 and 2002 respectively.

20 /// MINORITY INTERESTS

Minority interests are attributable to 11 subsidiaries as at December 31, 2003 and 2002 (see Shareholdings/*Attachment I to these notes*).

These subsidiaries were mainly set up together with former independent distributors and licensees for the adidas brand. Salomon & Taylor Made Co., Ltd., Tokyo (Japan) is a public company, which has been listed on the Tokyo Stock Exchange since 1995.

Minority interests evolved as follows in the years ending December 31, 2003 and 2002 respectively:

MINORITY INTERESTS € in thousands

	2003	2002
Minority interests as at January 1	**55,513**	**58,157**
Currency translation differences	(5,195)	(2,791)
Net loss on cash flow hedges, net of tax	(108)	(127)
Acquisition of minority interests	–	(10,486)
Shares sold to third parties	–	420
Share in net profit	11,391	13,681
Dividends to third parties	(5,022)	(3,341)
Minority interests as at December 31	**56,579**	**55,513**

21 /// SHAREHOLDERS' EQUITY

In January 2003, the nominal capital of adidas-Salomon AG was increased by € 45,440 as a result of the exercise of 17,750 stock options and the issuance of 17,750 no-par-value bearer shares associated with the second exercise period of Tranche II (2000) of the Company's management stock option plan (MSOP). In June 2003, the nominal capital was increased by a further € 34,560 as a result of the exercise of 13,500 stock options and the issuance of 13,500 no-par-value bearer shares associated with the third exercise period of Tranche II (2000). At December 31, 2003, the nominal capital of adidas-Salomon AG amounted to € 116,361,600 and was divided into 45,453,750 no-par-value bearer shares. The capital reserve thus increased by € 2,176,520 in 2003.

In January 2004, the nominal capital of adidas-Salomon AG was increased by a further € 213,248 as a result of the exercise of 83,300 stock options and the issuance of 83,300 no-par-value bearer shares associated with the fifth exercise period of Tranche II (2000) and the second exercise period of Tranche III (2001) of the Company's management stock option plan. At February 18, 2004, the nominal capital of adidas-Salomon AG amounted to € 116,574,848 and was divided into 45,537,050 no-par-value bearer shares. The capital reserve increased to € 20,874,914.63.

Authorized Capital

Pursuant to § 4 section 2 to 4 of the Articles of Association of adidas-Salomon AG, the Executive Board shall be entitled, subject to Supervisory Board approval, to increase the nominal capital until July 26, 2005

→ by issuing new shares against contributions in cash once or several times by no more than € 42,800,000 altogether and, subject to Supervisory Board approval, to exclude fractional shares from shareholders' subscription rights (Authorized Capital I); and

→ by issuing new shares against contributions in cash once or several times by no more than € 8,000,000 altogether and, subject to Supervisory Board approval, to exclude shareholders' subscription rights as far as fractional shares are concerned or when issuing new shares at a price not essentially below the stock exchange price (Authorized Capital II); and

until May 31, 2005

→ by issuing new shares against contributions in cash or in kind once or several times by no more than € 3,579,043.17 altogether and, subject to Supervisory Board approval, to exclude shareholders' subscription rights (Authorized Capital III).

Contingent Capital

Pursuant to § 4 section 5 of the Articles of Association in the version of June 26, 2003, the nominal capital shall be increased conditionally by up to € 3,312,352 through the issue of not more than 1,293,887 no-par-value bearer shares (Contingent Capital I). The contingent capital increase shall serve to grant stock options to members of the Executive Board of adidas-Salomon AG and to Managing Directors/Senior Vice Presidents of its affiliated companies as well as to further senior executives and executives of adidas-Salomon AG and of its affiliated companies under the stock option plan.

As a result of the exercise of 31,250 stock options and the issuance of 31,250 no-par-value bearer shares associated with the second and third exercise period of Tranche II (2000) of the stock option plan in January and June 2003, the nominal amount of Contingent Capital I at the balance sheet date amounted to € 3,232,352, divided into 1,262,637 no-par-value shares. The corresponding changes to the Articles of Association were filed for entry into the Commercial Register in January 2004.

As a result of the exercise of 83,300 stock options and the issuance of 83,300 no-par-value bearer shares associated with the fifth exercise period of Tranche II (2000) and the second exercise period of Tranche III (2001) of the stock option plan in January 2004, the nominal amount of Contingent Capital I was reduced to € 3,019,104, divided into 1,179,337 no-par-value shares.

Pursuant to § 4 section 6 of the Articles of Association the nominal capital has been further increased conditionally by up to € 23,040,000, divided into not more than 9,000,000 no-par-value bearer shares (Contingent Capital II). The contingent capital increase shall be effected only to the extent that the bearers of warrants or conversion rights resulting from bonds with warrants or convertible bonds which are issued or guaranteed based on the authorization resolved upon by the Annual General Meeting of May 10, 2001 by adidas-Salomon AG or by a wholly owned, directly or indirectly held subsidiary exercise their warrants or conversion rights.

By resolution of the Annual General Meeting held on May 8, 2003, shareholders approved the creation of further contingent capital (Contingent Capital III) and the issuance of bonds with warrants and convertible bonds, with the authorization to exclude shareholders' subscription rights. Pursuant to this new § 4 section 7 of the Articles of Association, which was entered into the Commercial Register on June 26, 2003, the nominal capital has been further increased conditionally by up to € 23,040,000, divided into not more than 9,000,000 no-par-value bearer shares (Contingent Capital III). The contingent capital increase will be implemented only to the extent that the holders of the subscription or conversion rights or the persons obligated to exercise the subscription or conversion duties based on the bonds with warrants or convertible bonds, which are issued or guaranteed by the Company or a wholly owned direct or indirect subsidiary of the Company pursuant to the authorization of the Executive Board by the shareholder resolution dated May 8, 2003, make use of their subscription or conversion rights or, if they are obligated to exercise the subscription or conversion rights, they discharge their obligations to exercise the warrant or convert the bond. The Executive Board is authorized, subject to Supervisory Board approval, to fully suspend the shareholders' rights to subscribe the bonds with warrants and/or convertible bonds, if the Executive Board concludes following an examination in accordance with its legal duties that the issue price of the bonds with warrants and/or convertible bonds is not significantly below the hypothetical market value computed using recognized financial calculation methods. This authorization to suspend the subscription rights applies, however, only with respect to the bonds with warrants and/or convertible bonds with subscription or conversion rights to the shares having pro rata amount of the registered share capital totaling a maximum of € 11,600,000.

With the entry of § 4 section 7 of the Company's Articles of Association into the Commercial Register, the authorization of the Annual General Meeting held on May 10, 2001 to issue bonds with warrants and convertible bonds expired. Accordingly, it will be proposed to the Annual General Meeting on May 13, 2004 that the corresponding Contingent Capital II be cancelled.

Acquisition of own shares

By resolution of the Annual General Meeting held on May 8, 2003, the shareholders of adidas-Salomon AG authorized the Company to acquire own shares in an aggregate amount of up to 10% of the nominal capital for any permissible purpose until November 7, 2004. The report of the Executive Board mentioned as purposes for such acquisition in particular:

- → Selling the shares against cash and at a price which is not essentially below the stock exchange price of the shares with the same features
- → Acquisition (also indirect acquisition) of companies, parts of companies or participations in companies
- → Consideration for the assignment of industrial property rights or intangible property rights such as patents, brands, names and logos of athletes, sports clubs and other third parties to the Company or to one of its subsidiaries or the acquisition of licenses relating to such rights

Moreover, it is stipulated that the acquisition of companies or participations, industrial property rights or licenses may also be conducted by subsidiaries.

Distributable Profits and Dividends

Distributable profits to shareholders are determined by reference to the retained earnings of adidas-Salomon AG and calculated under German Commercial Law.

The Executive Board of adidas-Salomon AG recommends a dividend of € 1.00 for 2003, subject to approval of shareholders. The dividend for 2002 was also € 1.00 per share.

It is proposed accordingly that retained earnings of adidas-Salomon AG as at December 31, 2003 be appropriated as follows:

RETAINED EARNINGS OF adidas-Salomon AG € in thousands

Retained earnings of adidas-Salomon AG as at December 31, 2003	577,203
Less: dividend of € 1.00 per share	45,454
Less: allocation to other revenue reserves	500,000
Retained earnings carried forward	**31,749**

22 /// LEASING AND SERVICE ARRANGEMENTS

Operating Leases

The Group leases offices, warehouses and equipment under leases with expiration dates of between one and fifteen years. Rent expenses aggregated to € 129 million and € 128 million for the years ending December 31, 2003 and 2002 respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

MINIMUM LEASE PAYMENTS FOR OPERATING LEASES € in millions

	Dec. 31 2003	Dec. 31 2002
Within 1 year	**73**	62
Between 1 and 5 years	**161**	130
After 5 years	**102**	63
Total	**336**	**255**

Finance Leases

The Group also leases several premises for administration, warehousing, research and development as well as production, which are classified as finance leases.

The net carrying amount of these assets of € 19 million and € 10 million is included in property, plant and equipment as at December 31, 2003 and 2002 respectively. Interest expense was € 1 million (2002: € 1 million) and depreciation expense was € 4 million (2002: € 3 million) for the year ending December 31, 2003.

The minimum lease payments under these contracts over their remaining terms which extend up to 2017 and their net present value are as follows:

MINIMUM LEASE PAYMENTS FOR FINANCE LEASES € in thousands

	Dec. 31 2003	Dec. 31 2002
Lease payments falling due:		
Within 1 year	4,992	3,207
Between 1 and 5 years	15,473	9,094
After 5 years	3,594	1,166
Total lease payments	24,059	13,467
Less: estimated amount representing interest	4,434	2,047
Obligation under finance leases	19,625	11,420
Thereof:		
current	3,935	2,580
non-current	15,690	8,840

The non-current portion of the obligation under finance leases includes amounts with terms of more than five years of € 3 million and € 1 million as at December 31, 2003 and 2002 respectively.

Service Arrangements

The Group has outsourced certain logistics and information technology functions, for which it has entered into long-term contracts. Financial commitments under these contracts mature as follows:

FINANCIAL COMMITMENTS FOR SERVICE ARRANGEMENTS € in millions

	Dec. 31 2003	Dec. 31 2002
Within 1 year	43	41
Between 1 and 5 years	58	58
After 5 years	3	6
Total	104	105

23 /// FINANCIAL INSTRUMENTS

Management of Foreign Exchange Risk

The Group is subject to currency exposure, primarily due to an imbalance of its global cash flows caused by the high share of product sourcing invoiced in US dollars, while sales other than in US dollars are invoiced mainly in European currencies, but also in Japanese yen, Canadian dollars and other currencies. It is the Group's policy to hedge identified currency risks arising from forecasted transactions when it becomes exposed. In addition, the Group hedges balance sheet risks selectively.

Risk management is conducted by using natural hedges and arranging forward contracts, *currency options and currency swaps. It is Group policy to concentrate on hedging instruments,* such as currency options or option combinations, which provide protection and, at the same time, retain the potential to benefit from future favorable exchange rate developments in the financial markets. In 2003, the share of options increased slightly compared to 2002.

In 2003, the Group contracted currency options with premiums paid in a total amount of € 16.6 million (2002: € 12.2 million). Since currency options serve as cash flow hedges for future product transactions, the related premiums are recorded in income at the same time as the under-*lying transaction is recorded.* The total amount of option premiums, which was charged to income in 2003, is € 10.8 million (2002: € 4.0 million). Paid option premiums (as part of the total capitalized fair value) in an amount of € 17.6 million and € 11.4 million were deferred as at December 31, 2003 and 2002 respectively.

The total net amount of US dollar purchases against other currencies was $ 1.6 billion and $ 1.2 billion in the years ending December 31, 2003 and 2002 respectively.

The notional amounts of all outstanding currency hedging instruments, which are mainly related to cash flow hedges, are summarized in the following table:

NOTIONAL AMOUNTS OF ALL CURRENCY HEDGING INSTRUMENTS € in millions

	Dec. 31 2003	Dec. 31 2002
Forward contracts	1,104	1,141
Currency options	604	582
Total	1,708	1,723

The comparatively high amount of forward contracts is primarily due to currency swaps for liquidity management purposes and hedging transactions, in which the US dollar is not involved.

Out of the total amount of outstanding hedges, the following contracts relate to the coverage of *the biggest single exposure*, the US dollar:

NOTIONAL AMOUNTS OF US DOLLAR HEDGING INSTRUMENTS € in millions

	Dec. 31 2003	Dec. 31 2002
Forward contracts	234	307
Currency options	504	522
Total	**738**	**829**

The fair value of all outstanding currency hedging instruments is as follows:

FAIR VALUE € in millions

	Dec. 31 2003	Dec. 31 2002
Forward contracts	6	(10)
Currency options	(16)	(8)
Total	**(10)**	**(18)**

Out of the positive fair value of € 6 million of forward contracts, negative € 4.2 million relate to hedging instruments falling under hedge accounting as per definition of IAS 39, split into a negative fair value of € 5.3 million from cash flow hedges and a positive fair value of € 1.1 million from net investment hedges (see further details below). The total fair value of outstanding currency options relates to cash flow hedges.

The fair value adjustments of outstanding cash flow hedges for forecasted sales will be reported in the income statement when the forecasted sales transaction is recorded, the wide majority being forecasted for 2004. A minority of cash flow hedges relate to an embedded derivative within a specific contract and will be transferred from equity to the income statement at specified payment dates up to 2008 as per the contract. The embedded derivative is not separated from the host contract, as the economic characteristics and risk of the embedded derivative are closely related to the host contract. Other significant embedded derivatives did not exist at the balance sheet date.

In addition, adidas-Salomon hedges part of its net investment in Salomon & Taylor Made Co., Ltd., Tokyo (Japan) with forward contracts. A related gain of € 1.5 million in 2003 is recognized in equity.

Management of Interest Rate Risk

It has been the policy of the Group to concentrate its financing on short-term borrowings, but to protect against liquidity risks with longer-term financing agreements, and to protect against the risk of rising interest rates with interest rate caps. In view of the continuing decline of the borrowings, no additional caps were arranged in 2003. Further, during 2003 adidas-Salomon made use of the historically low long-term interest rates to shift parts of its borrowings from floating to fixed-rate financing arrangements. The share of fixed-rate financing rose sharply as a result of the issuance of the convertible bond and the long-term private placements with investors in the USA and the Far East.

The interest rate hedges which were outstanding as at December 31, 2003 and 2002 respectively expire as detailed below:

EXPIRATION DATES OF INTEREST RATE HEDGES € in millions

	Dec. 31 2003	Dec. 31 2002
Within 1 year	204	244
Between 1 and 3 years	721	426
Between 3 and 5 years	50	569
Total	**975**	**1,239**

The above instruments had a negative fair value of € 3 million as at December 31, 2003 and 2002.

Some of the instruments qualify as cash flow hedges pursuant to IAS 39. The related positive change in fair value of € 0.2 million was credited in equity and will be expensed according to interest rate developments in parallel to the underlying hedged item. The negative change in the fair value of the remaining instruments of € 0.2 million was recorded directly in the income statement, as incurred.

Credit Risk

The Group's treasury arranges currency and interest rate hedges, and invests cash, with major banks of a high credit standing throughout the world, all being rated "A-" or higher in terms of Standard & Poor's long-term ratings (or a comparable rating from other rating agencies).

24 /// OPERATING EXPENSES (SELLING, GENERAL AND ADMINISTRATIVE EXPENSES AS WELL AS DEPRECIATION AND AMORTIZATION (EXCL. GOODWILL))

Operating expenses include expenses for sales, marketing and research and development, as well as for logistics and central finance and administration. In addition, they include depreciation on tangible and amortization on intangible assets, with the exception of goodwill amortization and other depreciation and amortization which is included in the cost of sales.

A significant portion of the operating expenses comprises the marketing working budget. The *marketing working budget consists of promotion and communication spending* such as promotion contracts, advertising, retail support, events and other communication activities, however it does not include marketing overhead expenses. For the year 2003, marketing working budget accounted for approximately 35% (2002: 35%) of the total operating expenses.

Total depreciation and amortization expense for tangible and intangible assets (excluding goodwill) was € 110 million and € 114 million for the years ending December 31, 2003 and 2002 respectively. Thereof € 15 million and € 17 million were recorded within the cost of sales as they *are directly attributable to the production costs of goods sold.*

25 /// COST BY NATURE

Expenses are presented by function in the income statement. Supplementary information on the expenses by nature is detailed below.

Cost of Materials

The total costs of materials were € 3.333 billion and € 3.565 billion for the years ending December 31, 2003 and 2002 respectively.

Personnel Expenses

Personnel expenses were as follows:

PERSONNEL EXPENSES € in millions

	Year ending December 31	
	2003	2002
Wages and salaries	**604**	645
Social security contributions	**81**	82
Pension expense	**24**	31
Personnel expenses	**709**	**758**

Personnel expenses which are directly attributable to the production costs of goods are included within the cost of sales.

26 /// FINANCIAL EXPENSES, NET

Financial result consists of the following:

FINANCIAL EXPENSES, NET € *in thousands*

	Year ending December 31	
	2003	2002
Interest income	**9,060**	8,791
Interest expense	**(67,884)**	(81,568)
Interest expense, net	**(58,824)**	**(72,777)**
Income from investments	**0**	340
Fair value gains on available-for-sale investments	**338**	0
Other, net (primarily net exchange gains/losses)	**9,316**	(14,679)
Financial expenses, net	**(49,170)**	**(87,116)**

Information regarding the Group's available-for-sale investments, borrowings and financial instruments is also included in these notes (see notes 6, 13, 15 and 23).

27 /// INCOME TAXES

In general, adidas-Salomon AG and its German subsidiaries are subject to corporate and trade taxes.

In general, a corporate tax rate of 25% plus a surcharge of 5.5% thereon is applied to earnings. The corporate tax rate was temporarily increased to 26.5% for 2003 in order to help to support the victims of the flood in Eastern Germany in 2002. The municipal trade tax is approximately 15% of taxable income, which is deductible in the determination of income for corporation tax purposes.

Deferred Tax Assets and Liabilities

The Group uses a blended tax rate of 37% for the measurement of future consequences of temporary differences related to its German operations.

Deferred tax assets and liabilities are offset if they relate to the same fiscal authority. The following deferred tax assets and liabilities, determined after appropriate offsetting, are presented on the balance sheet:

DEFERRED TAX ASSETS / LIABILITIES € in thousands

	Dec. 31 2003	Dec. 31 2002
Deferred tax assets	**178,484**	169,692
Deferred tax liabilities	**(65,807)**	(51,398)
Deferred tax assets, net	**112,677**	**118,294**

The movements of deferred taxes are as follows:

MOVEMENTS OF DEFERRED TAXES € in thousands

	2003	2002
Deferred tax assets, net as at January 1	**118,294**	**106,321**
Deferred tax income	**14,259**	25,977
Change in consolidated companies	**0**	(23)
Change in deferred taxes attributable to fair value changes of qualifying hedging instruments (see note 23)	**(3,619)**	5,122
Currency translation differences	**(16,257)**	(19,103)
Deferred tax assets, net as at December 31	**112,677**	**118,294**

Deferred taxes of the Group are attributable to the items detailed in the table below:

DEFERRED TAXES € in thousands

	Dec. 31 2003	Dec. 31 2002
Non-current assets	**29,282**	20,291
Current assets	**79,492**	69,879
Accrued liabilities and provisions	**119,091**	102,409
Accumulated tax loss carryforwards	**89,690**	119,683
	317,555	**312,262**
Valuation allowances	**(73,933)**	**(76,855)**
Deferred tax assets	**243,622**	**235,407**
Non-current assets	**9,699**	12,140
Current assets	**64,049**	53,114
Untaxed reserves	**47,328**	42,533
Accrued liabilities and provisions	**9,869**	9,326
Deferred tax liabilities	**130,945**	**117,113**
Deferred tax assets, net	**112,677**	**118,294**

Deferred tax assets are recognized only to the extent that the realization of the related benefit is probable. Based on the past performance and the prospects of the respective business for the foreseeable future, valuation allowances are established where this criterion is not met.

Valuation allowances refer to deferred tax assets of companies which are operating in the start-up phase or in certain emerging markets, since the realization of the related tax benefits is not probable. Further, adidas Salomon North America Inc. has tax loss carryforwards, which can in part only be utilized in limited annual amounts through to 2007, for which a valuation allowance is established for amounts in excess of income projections.

The Group does not recognize deferred tax liabilities for unremitted earnings of non-German subsidiaries to the extent that they are expected to be permanently invested in international operations. The earnings could become subject to additional tax if they were remitted as dividends, or if foreign earnings were loaned to the subsidiary, or if the Group were to sell its shareholdings in the subsidiaries.

Tax Expense

Tax expense is split as follows:

INCOME TAX EXPENSE € in thousands

	Year ending December 31	
	2003	2002
Current tax expense	**180,971**	173,839
Deferred tax income	**(14,259)**	(25,977)
Income tax expense	**166,712**	**147,862**

Current taxes in the amount of € 1 million which relate to net investment hedges have been credited directly to shareholders' equity for the years' ending December 31, 2003 and 2002 (see also note 23).

The effective tax rate of adidas-Salomon differs from an assumed tax rate of 40% as follows:

RECONCILIATION OF TAX RATE

	Year ending December 31			
	2003			2002
	€ in millions	in %	€ in millions	in %
Expected income tax expense	**175.3**	**40.0**	156.0	40.0
Tax rate differential	**(63.2)**	**(14.4)**	(56.7)	(14.5)
Non-deductible goodwill amortization	**16.5**	**3.8**	17.8	4.6
Other non-deductible expenses	**13.0**	**3.0**	16.4	4.2
Losses for which benefits were not recognizable and changes in valuation allowances	**16.3**	**3.7**	3.7	1.0
Other, net	**1.8**	**0.4**	1.6	0.3
	159.7	**36.5**	**138.8**	**35.6**
Withholding tax expense	**7.0**	**1.5**	9.1	2.3
Income tax expense	**166.7**	**38.0**	**147.9**	**37.9**

28 /// EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding during the year.

Dilutive potential shares have arisen under the management stock option plan of adidas-Salomon AG, which was implemented in 1999. As none of the required performance criteria for the exercise of the stock options of Tranche I (1999) and III (2001) of the stock option plan have been fulfilled to date, these Tranches did not affect the calculation of dilutive earnings per share. However under Tranche II of the stock option plan, dilutive potential shares impact the diluted earnings per share calculation.

It is not necessary to include dilutive potential shares arising from the convertible bond issuance in October 2003 in the calculation of diluted earnings per share as at December 31, 2003 as none of the required conversion criteria were fulfilled at the balance sheet date (see note 15).

EARNINGS PER SHARE

	Year ending December 31	
	2003	2002
Net income in €	**260,085,000**	228,571,000
Weighted number of shares outstanding	**45,452,361**	45,366,100
Weighted number of shares for diluted earnings per share	**45,469,366**	45,376,684
Basic earnings per share in €	**5.72**	5.04
Diluted earnings per share in €	**5.72**	5.04

ADDITIONAL INFORMATION

29 /// SEGMENTAL INFORMATION

The Group operates predominately in one industry segment, the design, wholesale and marketing of athletic and sports lifestyle products. The Group is currently managed by brands and on the basis of a regional structure.

Certain functions of the Group are centralized and an allocation of these functions to specific segments is not considered to be meaningful. This includes mainly central treasury, worldwide sourcing and global marketing as well as other headquarter departments. Assets, liabilities, income and expenses relating to these corporate functions are presented in the Headquarter/ Consolidation column together with non-allocable items and the intersegment elimination.

Compared to the 2002 annual financial statements, the TaylorMade-adidas Golf segment does not include Slazenger Golf. At the beginning of January 2002, the Group took over distribution and licensing rights for the Maxfli and Slazenger Golf brands from the Dunlop Slazenger group. Whereas adidas-Salomon purchased the Maxfli brand in late 2002, the distribution and licensing *rights for Slazenger Golf were terminated. Net sales for the Slazenger Golf brand were approximately* € 25 million in 2002.

Information about the Group's segments in accordance with the management approach is presented on the following pages.

SEGMENTAL INFORMATION BY BRAND *€ in millions*

	adidas		Salomon		TaylorMade-adidas Golf	
	2003	2002	**2003**	2002	**2003**	2002
Net sales third parties	**4,950**	5,105	**658**	684	**637**	707
Gross profit	**2,008**	2,004	**264**	279	**290**	345
in % of net sales	**40.6**	39.2	**40.1**	40.8	**45.5**	48.8
Operating profit	**365**	343	**35**	39	**67**	74
Assets	**2,172**	2,294	**521**	581	**391**	433
Liabilities	**814**	926	**138**	179	**67**	95
Capital expenditure	**63**	84	**18**	18	**12**	46
Amortization and depreciation excl. goodwill amortization	**63**	57	**7**	7	**9**	7

	Headquarter / Consolidation		adidas-Salomon	
	2003	2002	**2003**	2002
Net sales third parties	**22**	27	**6,267**	6,523
Gross profit	**252**	191	**2,814**	2,819
in % of net sales			**44.9**	43.2
Operating profit	**23**	21	**490**	477
Assets	**1,104**	953	**4,188**	4,261
Liabilities	**1,756**	1,924	**2,775**	3,124
Capital expenditure	**29**	22	**122**	170
Amortization and depreciation excl. goodwill amortization	**17**	26	**96**	97

SEGMENTAL INFORMATION BY REGION € in millions

	Europe		North America		Asia	
	2003	2002	**2003**	2002	**2003**	2002
Net sales	**3,391**	3,212	**1,609**	2,019	**1,121**	1,171
Intersegment sales	**(26)**	(12)	**(47)**	(59)	**(5)**	(5)
Net sales third parties	**3,365**	3,200	**1,562**	1,960	**1,116**	1,166
Gross profit	**1,383**	1,268	**552**	742	**525**	562
in % of net sales	**40.8**	39.5	**34.3**	36.8	**46.8**	48.0
Operating profit	**534**	471	**92**	162	**191**	189
Assets	**1,428**	1,396	**778**	969	**447**	505
Liabilities	**712**	630	**419**	577	**248**	258
Capital expenditure	**44**	56	**22**	82	**12**	16
Amortization and depreciation excl. goodwill amortization	**30**	27	**21**	20	**14**	15

	Latin America		Headquarter / Consolidation		adidas-Salomon	
	2003	2002	**2003**	2002	**2003**	2002
Net sales	**179**	163	**2,640**	2,856	**8,940**	9,421
Intersegment sales	**–**	–	**(2,595)**	(2,822)	**(2,673)**	(2,898)
Net sales third parties	**179**	163	**45**	34	**6,267**	6,523
Gross profit	**70**	65	**284**	182	**2,814**	2,819
in % of net sales	**38.9**	39.9			**44.9**	43.2
Operating profit	**25**	24	**(352)**	(369)	**490**	477
Assets	**93**	79	**1,442**	1,312	**4,188**	4,261
Liabilities	**55**	40	**1,341**	1,619	**2,775**	3,124
Capital expenditure	**1**	1	**43**	15	**122**	170
Amortization and depreciation excl. goodwill amortization	**1**	1	**30**	34	**96**	97

Net sales to third parties are shown in the geographic market in which the revenues are realized. Intersegment sales represent sales to operational units not belonging to the same region. The global sourcing function is included in the Headquarter/Consolidation column. There are no sales between the brands.

Transactions between the segments are based on the dealing-at-arm's-length principle.

Segment assets include all operating assets and comprise mainly accounts receivable, inventory as well as property, plant and equipment and intangible assets. Segment liabilities comprise operating liabilities and consist principally of trade and other payables and accrued liabilities and provisions. Non-allocable items include goodwill, financial assets, assets and liabilities relating to income taxes and borrowings, which are included in the Headquarter/Consolidation column.

Capital expenditure, amortization and depreciation relate to segment assets; the acquisition of goodwill do not affect capital expenditure.

30 /// ADDITIONAL CASH FLOW INFORMATION

Compared to the 2002 presentation, the consolidated statement of cash flows has been adjusted to reflect the amended balance sheet structure. Cash and cash equivalents have been adjusted by approximately € 9 million to reflect this year's balance sheet presentation. This position is now reported as a decrease in short-term financial assets under investing activities. Accordingly, the effect of exchange rates on cash has also been adjusted.

The Group acquired all outstanding shares of Arc'Teryx Equipment Inc. and Salomon Danmark ApS in 2002 (see also note 4).

The fair value of the net assets approximated the book value of the net assets acquired.

The assets acquired and liabilities assumed were as follows at the date of the acquisition:

CASH FLOW OF ACQUIRED SUBSIDIARIES € in thousands

	2002
Cash	8
Inventories	7,175
Receivables and other current assets	4,246
Property, plant and equipment	1,413
Goodwill and other intangible assets	15,153
Accounts payable and other liabilities	(4,235)
Long-term borrowings	(4,129)
Total acquisition cost	**19,631**
Less: cash acquired	(8)
Cash flow on acquisition net of cash acquired	**19,623**

31 /// COMMITMENTS AND CONTINGENCIES

Other Financial Commitments

The Group has other financial commitments for promotion and advertising contracts, which mature as follows:

FINANCIAL COMMITMENTS FOR PROMOTION AND ADVERTISING € in millions

	Dec. 31 2003	Dec. 31 2002
Within 1 year	**187**	195
Between 1 and 5 years	**528**	417
After 5 years	**197**	121
Total	**912**	**733**

Commitments with respect to advertising and promotion maturing after five years have remaining terms of up to twelve years from December 31, 2003.

Information regarding commitments under lease and service contracts is also included in these notes (see note 22).

Litigation

The Group is currently engaged in various lawsuits resulting from the normal course of business, mainly in connection with license and distribution agreements. The risks regarding these lawsuits are covered by accrued liabilities and provisions if a reliable estimate of the amount of the obligation can be made (see note 16). In the opinion of Management, the ultimate liabilities resulting from such claims will not materially affect the consolidated financial position of the Group.

32 /// EQUITY COMPENSATION BENEFITS

Management Stock Option Plan (MSOP) adidas-Salomon AG

On May 20, 1999 the Annual General Meeting resolved to increase the nominal capital of adidas-Salomon AG conditionally by up to € 3,500,000 through the issuance of not more than 1,367,187 no-par-value shares (Contingent Capital I) for the granting of stock options to members of the Executive Board of adidas-Salomon AG and to Managing Directors/Senior Vice Presidents of its affiliated companies as well as to further senior executives and executives of adidas-Salomon AG and of its affiliated companies. On May 8, 2002 the shareholders resolved to extend the term of the subscription rights granted under the stock option plan to up to five years.

Under the stock option plan adopted by the shareholders of adidas-Salomon AG on May 20, 1999 and amended by resolution of the Annual General Meeting on May 8, 2002, the Executive Board was authorized to issue non-transferable stock options for up to 1,367,187 no-par-value bearer shares to the above-mentioned persons including the Executive Board until August 27, 2004. The granting of stock options may take place in tranches that shall not exceed 25% of the total volume for each fiscal year.

There is a two-year vesting period for the stock options and a term of approximately five years upon their respective issue.

The following stock options have been issued so far:

NUMBER OF STOCK OPTIONS

	Originally issued	Outstanding as at Dec. 31	
		2003	2002
Tranche I (1999)	263,000	**175,550**	182,750
Tranche II (2000)	329,700	**130,950**	209,450
Tranche III (2001)	341,100	**270,450**	324,100
Tranche IV (2002)	340,050	**327,150**	336,550
Tranche V (2003)	88,000	**87,500**	-

In 2003, 17,750 shares were issued under the stock option plan at an exercise price of € 80.84 and 13,500 shares at an exercise price of € 74.99 (see also note 21).

The stock options may only be exercised subject to the attainment of at least one of the following performance objectives:

(1) Absolute Performance:
During the period between the issuance and exercise of the stock options, the stock market price for the adidas-Salomon share – calculated upon the basis of the total shareholder return approach – has increased by an annual average of at least 8%.

(2) Relative Performance:
During the same period, the stock market price for the adidas-Salomon share must have developed by an annual average of 1% more favorably than the stock market prices of a basket of competitors of adidas-Salomon globally and in absolute terms may not have fallen.

The stock options may only be exercised against payment of the exercise price. The exercise price corresponds to the arithmetical mean of the closing prices of the adidas-Salomon share over the last 20 trading days of the respective exercise period, less a discount, which is composed of the absolute and relative performance components. In any case, the exercise price shall be at least the lowest issue price as stated in § 9 section 1 of the German Stock Corporation Act (AktG), currently € 2.56.

The option terms and conditions stipulate that the stock options may be used for existing common shares in lieu of new shares from the contingent capital, or in the place of common shares the discount is paid in cash.

Share Option Plan Salomon S.A.

The share option plan of Salomon S.A. expired in July 2002. In the first half of 2002, 5,855 share options were exercised at an average of € 60.39 per share. As a result of the acquisition of Salomon S.A., this share option plan was linked with a fixed rate of 0.73 to the price of the shares of adidas-Salomon AG. These shares of Salomon S.A. were sold to adidas Salomon France S.A., which was treated as additional acquisition costs at adidas Salomon France S.A.

33 /// RELATED PARTIES

Herbert Hainer, CEO and Chairman of the Executive Board of adidas-Salomon AG, is also Deputy Chairman of the Supervisory Board of FC Bayern München AG. adidas-Salomon holds 10% of the shares of FC Bayern München AG (see also note 13) and in addition has a promotion contract with this club. The terms of the promotion contract with this club are similar to those with other clubs.

34 /// OTHER INFORMATION

Employees

The average numbers of employees are as follows:

EMPLOYEES

	Year ending December 31	
	2003	2002
Sales companies	**9,476**	8,935
Sourcing/Production	**3,382**	3,198
Global marketing/Research and development	**1,647**	1,512
Central functions	**906**	816
Total	**15,411**	**14,461**

Remuneration of the Supervisory Board and the Executive Board of adidas-Salomon AG

REMUNERATION OF SUPERVISORY AND EXECUTIVE BOARD MEMBERS € in thousands

	Year ending December 31	
	2003	*2002*
Supervisory Board remuneration	**294**	218
Executive Board remuneration	**7,502**	6,791
Thereof:		
Fixed components	**3,108**	2,955
Variable components	**4,200**	3,450
Benefits in kind	**159**	386
Share-based compensation	**35**	–
Remuneration of former members of the Executive Board	**1,292**	1,914
Thereof:		
Pension payments to former members of the Executive Board	**924**	73
Pension obligations regarding former members of the Executive Board	**34,032**	32,726

Supervisory Board *remuneration comprises only fixed components.* In addition to the total remuneration indicated above, two members of the Supervisory Board received € 0.5 million in total for additional advisory activities for the years ending December 31, 2003 and 2002 respectively.

The remuneration for the Executive Board is divided into fixed and variable components and components with long-term incentive impact. The variable component is contingent upon the *attainment* of individual and Group targets.

Under the management stock option plan (MSOP) of adidas-Salomon AG, members of the Executive Board held non-transferable stock options on 127,600 shares and 142,600 shares of adidas-Salomon AG as at December 31, *2003 and 2002 respectively. In addition,* former members of the Executive Board held non-transferable stock options on 10,000 shares of adidas-Salomon AG as at December 31, 2003. In 2003, members of the Executive Board did not receive any stock options (2002: 39,000). In 2003, members of the Executive Board exercised 5,000 stock options. Details of the management stock option plan are also included in these notes (see note 32).

35 /// INFORMATION RELATING TO THE GERMAN CORPORATE GOVERNANCE CODE

Information pursuant to Section 6.6 German Corporate Governance Code

After having sold a total of 60,000 adidas-Salomon shares in the first four months of the year, Christian Tourres, a member of adidas-Salomon's Supervisory Board and a former Executive Board member, purchased 20,000 shares in May before selling another 84,952 shares between September and December 2003. adidas-Salomon AG has not been informed by any other member of the Executive and Supervisory Boards or their spouses, registered partners or relatives in the first degree regarding sales or purchases of adidas-Salomon shares for a total value of € 25,000 or more within any 30-day period during 2003.

Information pursuant to § 161 German Stock Corporation Act (AktG)

On April 7, 2003 the Executive Board and the Supervisory Board of adidas-Salomon AG issued the Group's second Declaration of Compliance regarding the German Corporate Governance Code. In light of the amendments made to the German Corporate Governance Code on May 21, 2003, the Executive and Supervisory Boards resolved on an updated Declaration of Compliance on February 10, 2004 which was immediately posted on the Group's corporate website.

36 /// EVENTS AFTER THE BALANCE SHEET DATE

Date of Authorization for Issue

These financial statements will be approved for issue by the Supervisory Board on March 9, 2004.

Capital Increase

Following the expiration of the fifth exercise period of Tranche II (2000) and the second exercise period of Tranche III (2001) of the management stock option plan (MSOP) of adidas-Salomon AG in January 2004, an additional 83,300 no-par-value bearer shares were issued effective January 12, 2004. The total number of no-par-value shares thus amounts to 45,537,050. The new shares will carry dividend rights as of January 1, 2004.

With effect from the same day, the stock capital of adidas-Salomon AG was increased by € 213,248 to a total of € 116,574,848.

Herzogenaurach, February 18, 2004 /// The Executive Board of adidas-Salomon AG

SHAREHOLDINGS OF adidas-Salomon AG, HERZOGENAURACH as at December 31, 2003

(Attachment I)

Company and Domicile		Currency	Equity (currency units in thousands)	Share in capital held by[10]	in %
1 GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG	Herzogenaurach (Germany)	EUR	1,947	directly	90
2 GEV Grundstücks-Beteiligungsgesellschaft Herzogenaurach mbH	Herzogenaurach (Germany)	EUR	35	directly	100
3 erima Sportbekleidungs GmbH	Pfullingen (Germany)	EUR	2,287	directly	51
4 adidas Versicherungs-Vermittlungs GmbH	Herzogenaurach (Germany)	EUR	26	directly	100
5 adidas Beteiligungsgesellschaft mbH	Ostfildern (Germany)	EUR	349,324	directly	100
Europe (incl. Africa and Middle East)					
6 adidas Sport GmbH	Cham (Switzerland)	CHF	19,133	directly	100
7 Salomon Schweiz A.G.	Cham (Switzerland)	CHF	6,992	15	100
8 erima GmbH	Cham (Switzerland)	CHF	20,000	3	50
9 Sarragan S.A.[9]	Fribourg (Switzerland)	CHF	225	directly	100
10 adidas Austria GmbH	Klagenfurt (Austria)	EUR	11,770	directly	95.89
				6	4.11
11 Salomon Österreich GmbH	Klagenfurt (Austria)	EUR	4,556	15	100
12 Salomon Österreich GmbH Station Sölden OHG[8]	Sölden (Austria)	EUR	58	11	50
13 adidas Salomon France S.A.	Metz-Tessy (France)	EUR	525,014	directly	85.5
				19	14.5
14 adidas Sarragan France S.a.r.l.	Landersheim (France)	EUR	72,080	13	100
15 Salomon S.A.	Annecy (France)	EUR	274,388	13	100
16 Cliché S.A.S.	Lyon (France)	EUR	(2,469)	15	100
17 erima France S.a.r.l.	Landersheim (France)	EUR	1,327	3	100
18 Mavic S.A.	Annecy (France)	EUR	25,307	15	100
19 adidas International B.V.	Amsterdam (Netherlands)	EUR	2,011,442	directly	96.2
				14	3.8
20 adidas International Trading B.V.	Amsterdam (Netherlands)	EUR	617,377	19	100
21 adidas International Marketing B.V.	Amsterdam (Netherlands)	EUR	648,605	19	100
22 adidas-Salomon International Finance B.V.	Amsterdam (Netherlands)	EUR	2,070	19	100
23 adidas Benelux B.V.	Amsterdam (Netherlands)	EUR	(2,346)	directly	100
24 adidas Belgium N.V.	Brussels (Belgium)	EUR	2,852	23	100
25 adidas (UK) Ltd.[1]	Stockport (Great Britain)	GBP	57,732	directly	100
26 adidas (ILKLEY) Ltd.[1] [9]	Stockport (Great Britain)	GBP	-	25	100
27 Larasport (U.K.) Ltd.[1] [9]	Stockport (Great Britain)	GBP	-	25	100
28 Sarragan (U.K.) Ltd.[1] [9]	Stockport (Great Britain)	GBP	-	25	100
29 adidas Trefoil Trading (U.K.) Ltd.[1] [9]	Stockport (Great Britain)	GBP	-	28	100
30 Three Stripes Ltd.[1] [9]	Stockport (Great Britain)	GBP	-	25	50
				26	50
31 Salomon Taylor Made Ltd.[7]	Basingstoke (Great Britain)	GBP	(2,205)	15	99.8
				32	0.2
32 Taylor Made Great Britain Ltd.[7] [9]	Basingstoke (Great Britain)	GBP	-	15	100
33 adidas (Ireland) Ltd.[2]	Dublin (Ireland)	EUR	9,461	directly	100

SHAREHOLDINGS OF adidas-Salomon AG, HERZOGENAURACH as at December 31, 2003

(Attachment I)

Company and Domicile		Currency	Equity (currency units in thousands)	Share in capital held by[10]	in %
34 Fortstewart Ltd.[2) 9)]	Dublin (Ireland)	EUR	-	33	100
35 Three Stripe Exports Ltd.[2) 9)]	Dublin (Ireland)	EUR	-	33	100
36 adidas International Re Ltd.	Dublin (Ireland)	EUR	1,073	19	100
37 adidas-Salomon Espana S.A.	Zaragoza (Spain)	EUR	61,298	5	100
38 adidas Italy S.p.A.	Monza (Italy)	EUR	104,071	19	100
39 Salomon Italia S.p.A.	Bergamo (Italy)	EUR	6,445	15	99.9
				40	0.1
40 Salomon San Giorgio S.p.A.	Treviso (Italy)	EUR	9,467	15	68.8
				39	31.2
41 adidas Portugal S.A.	Lisbon (Portugal)	EUR	(4,430)	19	100
42 adidas Norge A/S	Gjovik (Norway)	NOK	34,228	directly	100
43 Salomon Norge A/S	Oslo (Norway)	NOK	5,500	15	100
44 adidas Sverige AB	Stockholm (Sweden)	SEK	31,362	directly	100
45 Salomon Nordic AB (formerly Salomon Sport AB)	Boras (Sweden)	SEK	44,427	15	100
46 adidas Suomi Oy	Helsinki (Finland)	EUR	4,836	19	50
47 Salomon Sport Finland Oy	Helsinki (Finland)	EUR	4,256	15	100
48 adidas Danmark A/S	Them (Denmark)	DKK	2,283	19	100
49 Salomon Danmark ApS	Holte (Denmark)	DKK	6,835	48	100
50 adidas CR spol. s.r.o.	Prague (Czech Republic)	CZK	431,111	directly	100
51 adidas Budapest Kft.	Budapest (Hungary)	HUF	2,527,017	directly	85
52 adidas Bulgaria EAD	Sofia (Bulgaria)	BGN	(21)	directly	100
53 adidas Ltd.	Moscow (Russia)	USD	27,401	10	100
54 adidas Poland Sp. z. o. o.	Warsaw (Poland)	PLN	66,667	directly	100
55 adidas Romania S.R.L.	Bucharest (Romania)	ROL	6,184,000	19	100
56 Salomon Romania Srl[8)]	Timisoara (Romania)	ROL	24,990,621	15	100
57 adidas Slovakia s.r.o.	Bratislava (Slovak Republic)	SKK	106,112	directly	100
58 adidas Trgovina d.o.o[8)]	Ljubljana (Slovenia)	SIT	1,826	directly	100
59 SC adidas Ukraine	Kiev (Ukraine)	USD	1,020	directly	100
60 adidas Hellas A.E.	Thessaloniki (Greece)	EUR	17,111	directly	50
61 adidas Spor Malzemeleri Satis ve Pazarlama A.S.	Istanbul (Turkey)	EUR	9,667	19	51
62 a-RET Tekstil ve Deri Ürünleri Tic. A.S.	Istanbul (Turkey)	EUR	1,363	20	100
63 adidas-Salomon Emerging Markets L.L.C.	Dubai (United Arab Emirates)	USD	11,118	14	49
(formerly adidas-Salomon Middle East L.L.C.)				indirectly	51
64 adidas Middle East SAL[9)]	Beirut (Lebanon)	USD	500	14	100
65 adidas Lebanon SAL[9)]	Beirut (Lebanon)	USD	(189)	14	49
				indirectly	51
66 adidas Egypt Ltd.[9)]	Cairo (Egypt)	USD	(1,792)	directly	100
67 adidas Israel Ltd.	Tel Aviv (Israel)	ILS	(11,879)	directly	100
68 adidas (South Africa) (Pty) Ltd.	Cape Town (South Africa)	ZAR	41,039	directly	100
69 adidas (Cyprus) Limited	Nikosia (Cyprus)	CYP	812	directly	100

Company and Domicile		Currency	Equity (currency units in thousands)	Share in capital held by[10]	in %
North America					
70 adidas Salomon North America Inc.[3]	Portland, Oregon (USA)	USD	876,707	directly	87.18
				15	12.82
71 adidas America Inc.[3]	Portland, Oregon (USA)	USD	–	70	100
72 adidas Promotional Retail Operations Inc.[3]	Portland, Oregon (USA)	USD	–	70	100
73 adidas Sales Inc.[3]	Portland, Oregon (USA)	USD	–	70	100
74 adidas Village Corporation[3]	Portland, Oregon (USA)	USD	–	70	100
75 adidas Interactive Inc.[3]	Portland, Oregon (USA)	USD	–	70	100
76 adidas International, Inc.[3]	Portland, Oregon (USA)	USD	–	70	100
77 Taylor Made Golf Co. Inc.	Carlsbad, California (USA)	USD	5,000	70	100
78 Salomon North America, Inc.	Portland, Oregon (USA)	USD	9,507	70	100
79 Salomon Design Center Inc.[9]	Boulder, Colorado (USA)	USD	500	70	100
80 Arc'Teryx Equipment (U.S.A.), Inc.[8] [9]	Seattle, Washington (USA)	USD	–	85	100
81 Bonfire Snowboarding, Inc.	Portland, Oregon (USA)	USD	5,403	70	100
82 Mavic Inc.	Haverhill, Massachusetts (USA)	USD	2,989	70	100
83 adidas-Salomon Canada Ltd.	Toronto (Canada)	CAD	25,813	directly	100
84 Salomon Canada Sports Ltd.[9]	Montreal (Canada)	CAD	6,717	15	100
85 Arc'Teryx Equipment, Inc.	Vancouver (Canada)	CAD	11,423	19	100
Asia					
86 adidas-Salomon International Sourcing Ltd.[4]	Hong Kong (China)	USD	212,807	20	100
87 adidas Hong Kong Ltd.	Hong Kong (China)	HKD	98,326	directly	100
88 adidas (Suzhou) Co. Ltd.	Suzhou (China)	CNY	143,544	5	100
89 Guangzhou adi Sporting Goods Ltd.[9]	Guangzhou (China)	CNY	7,970	directly	90
				indirectly	10
90 adidas Japan K.K.	Tokyo (Japan)	JPY	3,216,726	5	100
91 Salomon & Taylor Made Co., Ltd.	Tokyo (Japan)	JPY	14,915,332	15	79.59
92 adidas Korea Ltd.	Seoul (Korea)	KRW	46,739,000	directly	51
93 adidas-Salomon Korea Technical Services Ltd.[4]	Pusan (Korea)	KRW	–	86	100
94 Taylor Made Korea Ltd.	Seoul (Korea)	KRW	19,278,000	directly	100
95 adidas India Private Ltd.[5]	New Delhi (India)	INR	(44,785)	directly	99
				19	1
96 adidas India Marketing Private Ltd.[5]	New Delhi (India)	INR	–	95	91.4
97 P.T. Trigaris Sportindo (adidas Indonesia)	Jakarta (Indonesia)	IDR	(3,373,735)	indirectly	92
98 adidas Malaysia Sdn. Bhd.	Kuala Lumpur (Malaysia)	MYR	17,243	directly	60
99 adidas Philippines Inc.	Manila (Philippines)	PHP	87,924	directly	100

SHAREHOLDINGS OF adidas-Salomon AG, HERZOGENAURACH as at December 31, 2003 **(Attachment I)**

Company and Domicile			Currency	Equity (currency units in thousands)	Share in capital held by[10]	in %
100	adidas Singapore Pte. Ltd.	(Singapore)	SGD	9,878	directly	100
101	adidas Taiwan Ltd.	Taipei (Taiwan)	TWD	155,182	directly	100
102	adidas Holding (Thailand) Co. Ltd.	Bangkok (Thailand)	THB	(8,465)	directly	49
					indirectly	51
103	adidas (Thailand) Co. Ltd.	Bangkok (Thailand)	THB	220,572	indirectly	100
104	adidas Australia Pty. Ltd.	Mulgrave (Australia)	AUD	9,937	directly	100
105	adidas New Zealand Ltd.	Auckland (New Zealand)	NZD	5,232	directly	100
Latin America						
106	adidas Argentina S.A.	Buenos Aires (Argentina)	ARS	18,244	5	100
107	*adidas do Brasil Ltda.*	Sao Paulo (Brazil)	BRL	14,012	5	100
108	ASPA do Brasil Ltda.[4]	Sao Paulo (Brazil)	BRL	-	86	100
109	adidas Chile Ltda.	Santiago de Chile (Chile)	CLP	6,500,225	directly	99
					4	1
110	adidas Colombia Ltda.	Cali (Colombia)	COP	10,567,722	directly	100
111	adidas de Mexico S.A. de C.V.[6]	Mexico City (Mexico)	MXN	69,826	directly	100
112	adidas Industrial S.A. de C.V.[6]	Mexico City (Mexico)	MXN	-	directly	100
113	*adidas Latin America S.A.*	Panama City (Panama)	USD	4,817	directly	100
114	3 Stripes S.A. (adidas Uruguay)	Montevideo (Uruguay)	UYU	967	directly	100
115	adidas Corporation de Venezuela, S.A.	Caracas (Venezuela)	VEB	38,632	directly	100

[1] Sub-group adidas UK
[2] Sub-group Ireland
[3] Sub-group USA
[4] Sub-group adidas-Salomon International Sourcing
[5] Sub-group India
[6] Sub-group Mexico
[7] Sub-group Salomon-Taylor Made UK
[8] Four companies have not been included in the consolidated financial statements of adidas-Salomon AG.
[9] Companies with no active business
[10] The numbers refer to the number of the company which maintains the shareholding.

ABS (ASSET-BACKED SECURITIES) /// Securities (bonds or notes) backed by loan receivables, accounts receivable or other quantifiable assets.

ADR (AMERICAN DEPOSITARY RECEIPT) /// A negotiable certificate of a foreign-based company held by a US bank that entitles the holder to all dividends and rights of the underlying stock. ADRs are traded similarly to stocks on US exchanges and provide a way for Americans to invest in foreign-based companies by buying their shares in the USA instead of through an overseas exchange. Unsponsored ADRs are issued by a broker or depositary bank without the involvement of the company whose stock underlies the ADR.

ASSET COVERAGE I & II /// The extent to which a company's non-current assets cover its debt obligations. Expressed as a percentage. They are calculated as follows:
Asset coverage I (%): The sum of equity and non-current liabilities divided by non-current assets.
Asset coverage II (%): The sum of equity and non-current liabilities divided by non-current assets and inventories.

ATHLETIC SPECIALTY RETAILERS /// A major distribution channel for adidas products in terms of sales. These stores specialize in merchandising athletic footwear and apparel products to the 12-24 year-old urban consumer group. Key buying motivators of these consumers are design and technology underpinned with strong marketing activities.

BACKLOGS (ALSO CALLED ORDER BACKLOGS) /// The value of orders received for future delivery. At brand adidas, orders are received approximately six months in advance, depending on the season. This information is used by the market as an indicator of future sales performance.

CLEARANCE SALES /// Clearance sales are all those sales made outside the course of normal business terms, arising from commercial decisions by management to clear excess stock usually through specific channels and at a significant discount.

COMMERCIAL PAPER /// Tradable unsecured promissory notes issued for the purpose of short-term financing. Commercial paper is issued on an ongoing, revolving basis with maturities typically between seven days and 12 months or more.

CONVERTIBLE BOND /// A corporate bond that can be exchanged for a specific number of shares of the company's common stock. Convertible bonds tend to have lower interest rates than non-convertibles because they also accrue value as the price of the underlying stock rises. In this way, convertible bonds reflect a combination of the benefits of stocks and those of bonds.

CORPORATE GOVERNANCE /// The distribution of rights and responsibilities among different participants in a company, in particular shareholders, the Executive Board, the Supervisory Board.

CORRIDOR APPROACH /// A range of plus or minus 10% around a company's best estimate of post-employment benefit obligations (IAS 19). Outside that range, it is not reasonable to assume that actuarial gains or losses will be offset in future years.

COST OF SALES /// The costs of obtaining and manufacturing products. This figure includes costs for raw materials plus the costs of production, customs and delivery to our sales organizations.

CURRENCY-NEUTRAL /// Financial figures translated at prior-year exchange rates. This indicates increases or decreases to reported figures by eliminating variances arising from currency translation and is the best indicator of underlying business performance.

CURRENT ASSET INTENSITY OF INVESTMENTS /// The ratio defines the percentage of total assets tied up in current assets. It is calculated by dividing current assets by total assets.

DSO (DAYS SALES OUTSTANDING) /// A financial indicator that shows the average number of days it takes to convert a company's accounts receivable into cash. This serves as an indicator of collection efficiency. It is calculated by dividing accounts receivable by sales and multiplying this by the number of days in the respective period.

EQUITY RATIO /// A ratio which shows the role of shareholders' equity within the financing structure of a company. It is calculated by dividing shareholders' equity by total assets.

EQUITY-TO-FIXED-ASSET RATIO /// The equity-to-fixed-asset ratio defines the percentage of non-current assets financed by equity. It is calculated by dividing equity by non-current assets.

FAIR VALUE /// Amount at which assets are traded fairly between business partners. Fair value is often identical to market price.

FINANCIAL LEVERAGE /// A ratio which reflects the role of borrowings within the financing structure of a company. It is calculated by dividing net total borrowings by shareholders' equity.

FORWARD CONTRACT /// Agreement to exchange amounts of one currency for another currency at an agreed fixed rate at a future date.

FUNCTIONAL CURRENCY /// A currency in which a company conducts most of its business and reports its financial results to the parent company or the investing public.

GOODWILL /// An intangible asset that quantifies the price that a buyer of a company has paid for the reputation, know-how and market position of the acquired company. Goodwill is the excess of the amount paid over the fair value of the net assets aquired at the purchase date.

HARDWARE /// This category of sporting goods comprises all kinds of sports equipment that is used rather than worn by the athlete, such as balls, skis and golf clubs.

HEDGING /// A strategy used to minimize exposure to changes in prices, interest rates or exchange rates by means of derivative financial instruments (options, swaps, forward contracts, etc.). See also natural hedges.

IBA /// International Boxing Association

IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) /// Reporting standards (formerly called IAS), which have been adopted by the International Accounting Standards Board (IASB), an independent, international organization supported by the professional accountancy bodies. The objective is to achieve uniformity and transparency in the accounting principles that are used by businesses and other organizations for financial reporting around the world.

INTEREST COVERAGE /// A ratio which indicates the ability of a company to cover net interest expenses with income before net interest and taxes. It is calculated by dividing income before interest and taxes by interest.

INTEREST RATE CAPS /// Option contracts which place an upper limit on a floating interest rate. The writer of the cap is required to pay the holder of the cap the difference between the floating rate and the reference rate when that reference rate is exceeded. There is a premium to be paid by the buyer of such a contract as market price for the potential pay-out.

INTERNATIONAL FINANCIAL REPORTING INTERPRETATIONS COMMITTEE /// An accounting body which rules on controversial accounting issues. Its interpretations (SIC) are approved by the International Accounting Standards Board (IASB) and, once adopted, are binding on all IFRS users.

IPO (INITIAL PUBLIC OFFERING) /// The first public placement of shares by a private company.

LIQUIDITY RATIOS I – III /// The liquidity ratio measures the extent to which a company can quickly liquidate assets to cover short-term liabilities. They are calculated as follows:
Liquidity I: The sum of cash and short-term financial assets divided by current liabilities. Multiplied by 100.
Liquidity II: The sum of cash and short-term financial assets as well as accounts receivable divided by current liabilities. Multiplied by 100.
Liquidity III: The sum of cash and short-term financial assets as well as accounts receivable and inventories divided by current liabilities. Multiplied by 100.

LOCAL PRODUCTION /// Products manufactured locally by adidas-Salomon subsidiaries for their domestic market.

LPGA /// Ladies Professional Golf Association

MARKET CAPITALIZATION /// The total market value of all outstanding shares. It is calculated by multiplying the number of shares by the current market price.

MARKETING WORKING BUDGET /// Promotion and communication spending including sponsorship contracts with teams and individual athletes, as well as advertising, retail support, events and other communication activities, but excluding marketing overhead expenses.

METALWOOD /// Golf clubs (drivers and fairway woods) which are constructed from steel and/or titanium alloys.The name also pays homage to persimmon wood, which was originally used in the creation of these products. This is the largest golf product category in terms of sales.

MI adidas /// adidas customization project that gives consumers the opportunity to create their own unique footwear to their personal specifications in terms of function, fit and aesthetics. In 2003, this system was available in Europe, Japan and USA for the running, football, tennis, basketball (USA only) and handball (Europe only) categories.

MINORITY INTERESTS /// The part of net income which is not attributable to a company. Outside ownership interests in subsidiaries that are consolidated with the parent company for financial reporting purposes.

NATURAL HEDGES /// An offset of currency risks that occurs naturally as a result of a company's normal operations, without the use of derivatives. For example, revenue received in a foreign currency and used to pay known commitments in the same foreign currency.

NBA /// National Basketball Association

OPERATING EXPENSES /// Costs associated with running a business which are not directly attributable to the products or services sold. This refers to sales and marketing, research and development, as well as general and administrative costs, and depreciation of non-production assets.

OPERATING WORKING CAPITAL /// A measurement of the net operating assets that a company must procure in order to finance its day-to-day business. It is the sum of receivables and inventories less accounts payable.

OPTION /// A financial instrument which ensures the right to purchase (call option) or the obligation to sell (put option) a particular asset (for example shares or foreign exchange) at a pre-determined price (strike price) on or before a specific date.

OWN-RETAIL ACTIVITIES /// Sales directly generated through a store operated by adidas. adidas own retail includes concept stores, concession corners, e-commerce and factory outlets.

PGA /// Professional Golf Association

PRIVATE PLACEMENT /// Placement of securities directly to institutional investors, such as banks, mutual funds, insurance companies, pension funds, and foundations.

PRODUCT LICENSEES /// Companies that are authorized to use the name of the adidas-Salomon Group's brands to manufacture and distribute products such as sports watches, sports eyewear, toiletries and perfume.

PROJECTED UNIT CREDIT METHOD /// The accounting method (IAS 19) used to calculate provisions for pensions and similar obligations. It includes not only the pensions and vested interests accrued as at cut-off date, but also anticipated increases in salaries and pensions.

PROMOTIONAL EXPENSES /// Costs related to sponsorship of individual athletes, teams, federations and sporting events for the promotion of a company's brand(s).

RETURN ON CAPITAL EMPLOYED /// An indicator of a company's profitability related to the total financing. It is calculated by dividing income before taxes, minority interests and the financial and extraordinary results by capital employed (defined as the average of shareholders' equity plus minority interests plus net total borrowings for the year).

RETURN ON EQUITY /// An indicator of company profitability related to the shareholders' financing. It is calculated by dividing net income by shareholders' equity.

SEGMENTAL REPORTING /// Information regarding the financial position, results of operations in individual operating areas and regions (segments). This gives an indication of developments in the individual segments and their contribution to a group's results.

SELL-THROUGH /// The time in which products are sold to the consumer through retailers.

SG&A (SELLING, GENERAL AND ADMINISTRATIVE) EXPENSES /// Expenses for sales, marketing and research and development, as well as for logistics and central finance and administration.

SHAREHOLDER VALUE /// A management concept that focuses strategic and operational decision-making on steadily increasing a company's value for shareholders.

SOFT GOODS /// This category of sporting goods comprises apparel and footwear products.

SOURCING /// The process of managing external suppliers in order to commercialize, produce and deliver final products to our customers.

SPEED-TO-MARKET /// Length of time it takes to get a product from idea to marketplace.

STAKEHOLDERS /// All parties that have a direct or indirect interest in a company's performance and results. For adidas-Salomon, this includes consumers, retailers, distributors, licensees, supply chain business partners, shareholders, employees, international sports bodies, non-governmental organizations, the media, etc.

SUPPLY CHAIN MANAGEMENT /// The process of developing, producing and transporting products to customers.

WTA /// Women's Tennis Association

WORKING CAPITAL /// Working capital is a company's short-term disposable capital used to finance the day-to-day operations of providing sporting footwear, apparel and hardware to customers. It is calculated as current assets minus current liabilities. See also operating working capital.

adidas-Salomon **SEGMENTAL INFORMATION: SIX YEAR OVERVIEW**[1] € in millions

	2003	2002	2001	2000	1999	1998
BRANDS						
adidas						
Net sales	**4,950**	5,105	4,825	4,672	4,427	4,316
Gross profit	**2,008**	2,004	1,845	1,907	1,827	1,818
Operating profit	**365**	343	352	391	431	412
Operating assets	**2,172**	2,294	1,954	2,286	1,987	1,730
Salomon						
Net sales	**658**	684	714	703	587	487
Gross profit	**264**	279	313	296	233	188
Operating profit	**35**	39	63	61	32	6
Operating assets	**521**	581	679	566	533	598
TaylorMade-adidas Golf						
Net sales	**637**	707	545	441	327	263
Gross profit	**290**	345	281	221	160	118
Operating profit	**67**	74	63	44	30	20
Operating assets	**391**	433	316	219	156	99

[1] In 1998, Salomon and TaylorMade were consolidated in Group figures for the first time.

adidas-Salomon SEGMENTAL INFORMATION: SIX YEAR OVERVIEW € in millions

	2003	2002	2001	2000	1999	1998
REGIONS						
Europe						
Net sales	**3,365**	3,200	3,066	2,860	2,723	2,774
Gross profit	**1,383**	1,268	1,153	1,171	1,133	1,127
Operating profit	**534**	471	444	454	382	357
Operating assets	**1,428**	1,396	1,419	1,107	1,167	1,114
North America						
Net sales	**1,562**	1,960	1,818	1,906	1,826	1,784
Gross profit	**552**	742	697	729	731	713
Operating profit	**92**	162	161	177	234	276
Operating assets	**778**	969	945	862	848	666
Asia						
Net sales	**1,116**	1,166	1,010	875	663	383
Gross profit	**525**	562	481	416	301	156
Operating profit	**191**	189	170	129	96	26
Operating assets	**447**	505	743	455	390	201
Latin America						
Net sales	**179**	163	178	171	126	112
Gross profit	**70**	65	73	72	50	43
Operating profit	**25**	24	16	23	15	11
Operating assets	**93**	79	98	109	75	66

adidas-Salomon **SUMMARY OF KEY FINANCIAL DATA: OVERVIEW SINCE IPO**

	2003	2002	2001	2000	1999	1998[1]	1997	1996	1995
P&L Data € in millions									
Net sales	**6,267**	6,523	6,112	5,835	5,354	5,065	3,425	2,408	1,790
Gross profit	**2,814**	2,819	2,601	2,528	2,352	2,124	1,437	960	710
Operating profit	**490**	477	475	437	482	416	316	192	129
Royalty and commission income	**42**	46	42	43	35	45	44	49	51
Financial result	**(49)**	(87)	(102)	(94)	(84)	(115)	(16)	(6)	(24)
Income before taxes	**438**	390	376	347	398	319	346	227	151
Income taxes	**167**	148	147	140	153	105	95	55	22
Minority interests	**(11)**	(14)	(21)	(25)	(18)	(9)	(14)	(12)	(4)
Net income[2]	**260**	229	208	182	228	205	237	161	125
P&L Ratios									
Gross margin	**44.9%**	43.2%	42.6%	43.3%	43.9%	41.9%	41.9%	39.8%	39.7%
SG&A expenses as a percentage of net sales	**35.6%**	34.4%	33.3%	34.5%	33.8%	32.7%	31.8%	30.9%	31.3%
Operating margin	**7.8%**	7.3%	7.8%	7.5%	9.0%	8.2%	9.2%	8.0%	6.9%
Effective tax rate	**38.0%**	37.9%	39.0%	40.3%	38.4%	33.0%	27.5%	24.0%	14.5%
Net income as a percentage of net sales[2]	**4.2%**	3.5%	3.4%	3.1%	4.3%	4.0%	6.9%	6.7%	7.0%
Working capital turnover	**4.4**	4.5	4.1	4.1	4.9	(15.5)	319.0	8.5	10.2
Interest coverage	**8.4**	6.4	4.9	4.6	6.1	4.8	21.2	14.1	8.8
Return on capital employed[2]	**18.3%**	16.8%	16.7%	17.0%	20.7%	20.5%	35.8%	35.2%	35.0%

adidas-Salomon SUMMARY OF KEY FINANCIAL DATA: OVERVIEW SINCE IPO

	2003	2002	2001	2000	1999	1998[1]	1997	1996	1995
Balance Sheet Data € in millions									
Total assets	**4,183**	4,261	4,183	4,018	3,587	3,206	2,224	1,288	909
Inventories	**1,164**	1,190	1,273	1,294	1,045	975	821	556	431
Receivables and other current assets	**1,335**	1,560	1,520	1,387	1,234	1,026	592	418	288
Working capital	**1,433**	1,445	1,485	1,417	1,096	(327)	11	284	175
Net total borrowings	**946**	1,498	1,679	1,791	1,591	1,655	738	174	208
Shareholders' equity	**1,356**	1,081	1,015	815	680	463	717	489	295
Balance Sheet Ratios									
Equity ratio	**32.4%**	25.4%	24.3%	20.3%	19.0%	14.4%	32.2%	37.9%	32.4%
Return on equity[2]	**19.2%**	21.1%	20.5%	22.3%	33.5%	44.2%	33.0%	32.9%	42.5%
Financial leverage	**69.8%**	138.5%	165.5%	219.6%	234.0%	357.2%	103.0%	35.6%	70.6%
Equity-to-fixed-assets ratio	**96.1%**	75.4%	77.8%	66.2%	54.9%	40.2%	92.1%	205.4%	174.4%
Asset coverage I	**197.6%**	196.9%	209.3%	207.7%	183.4%	68.3%	98.4%	220.6%	197.5%
Asset coverage II	**108.3%**	107.6%	105.9%	101.3%	99.5%	37.0%	47.9%	66.1%	55.6%
Current asset intensity of investments	**66.3%**	66.3%	68.8%	69.3%	65.5%	64.0%	65.0%	79.0%	81.4%
Liquidity I	**20.8%**	5.5%	6.1%	7.7%	5.5%	2.2%	2.3%	5.9%	3.7%
Liquidity II	**100.8%**	99.1%	96.0%	90.4%	88.0%	35.9%	33.9%	51.2%	45.7%
Liquidity III	**187.4%**	185.3%	187.4%	185.0%	171.5%	76.8%	91.1%	127.1%	122.1%
Data Per Share €									
Basic earnings per share[2]	**5.72**	5.04	4.60	4.01	5.02	4.52	5.22	3.54	2.76
Operating cash flow	**14.32**	11.77	8.47	(0.23)	7.24	2.64	0.88	2.26	1.48
Dividend per share	**1.00**[3]	1.00	0.92	0.92	0.92	0.84	0.84	0.56	0.13
Dividend payout (in thousands)	**45,454**	45,423	41,721	41,721	41,721	38,093	38,093	25,396	5,797
Number of outstanding shares at year-end (in thousands)	**45,454**	45,423	45,349	45,349	45,349	45,349	45,349	45,349	45,349
Share price at year-end	**90.30**	82.30	84.30	66.00	74.55	90.91	118.88	68.00	38.60
Share price high	**91.36**	88.95	84.30	73.10	103.00	167.96	139.51	75.67	40.14
Share price low	**69.53**	64.28	47.70	49.81	67.90	80.73	66.47	38.86	35.92
Employees									
Number of employees at year-end	**15,686**	14,716	13,941	13,362	12,829	12,036	7,993	6,986	5,730
Personnel expenses (€ in millions)	**709**	758	695	630	580	513	331	240	199

[1]Consolidated financial statements for 1998 include the Salomon group for the first time.
[2]In 1998 before special effect of € 369 million for acquired in-process research and development – expensed
[3]Subject to Annual General Meeting approval

adidas-Salomon AG
World of Sports /// Adi-Dassler-Straße 1
91074 Herzogenaurach /// Germany
tel: +49(0)9132 84-0 /// fax: +49(0)9132 84-2241
www.adidas-Salomon.com

INVESTOR RELATIONS
tel: +49(0)9132 84-2920 / 3584 /// fax: +49(0)9132 84-3127
e-mail: investor.relations@adidas.de
www.adidas-Salomon.com/en/investor/

adidas-Salomon is a member of DAI (German Share Institute),
DIRK (German Investor Relations Association)
and NIRI (National Investor Relations Institute, USA).

This report is also available in German.

CONCEPT AND DESIGN
häfelinger+wagner design, munich

164

FINANCIAL CALENDAR 2004

JANUARY 29 ///	2003 PRELIMINARY RESULTS PRESS RELEASE
MARCH 10 ///	2003 FULL YEAR RESULTS ANNUAL REPORT PUBLICATION ANALYST AND PRESS CONFERENCES PRESS RELEASE, CONFERENCE CALL AND WEBCAST
MAY 5 ///	FIRST QUARTER 2004 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST
MAY 13 ///	ANNUAL GENERAL MEETING IN FÜRTH, BAVARIA, GERMANY WEBCAST
MAY 14 ///	DIVIDEND PAID[1]
AUGUST 4 ///	FIRST HALF 2004 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST
NOVEMBER 3 ///	NINE MONTHS 2004 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST

[1] SUBJECT TO ANNUAL GENERAL MEETING APPROVAL

165

adidas-Salomon AG
WORLD OF SPORTS /// ADI-DASSLER-STRASSE 1
91074 HERZOGENAURACH /// GERMANY
TEL: +49(0)9132 84-0 /// FAX: +49(0)9132 84-2241
www.adidas-Salomon.com



didas-Salomon
IRST HALF YEAR REPORT 2003



adidas-Salomon

RST HALF NET SALES € in millions

99	2,584
00	2,765
01	2,927
02	3,144
03	3,061

RST HALF BASIC EARNINGS PER SHARE €

'99	2.05
100	1.60
101	1.56
102	1.50
103	1.63

inancial Highlights

adidas-Salomon SEGMENTAL INFORMATION € in millions

	2nd Quarter 2003	2nd Quarter 2002	Change	1st Half Year 2003	1st Half Year 2002	Change
adidas						
Net sales	1,137	1,224	(7.2%)	2,542	2,554	(0.5%)
Gross profit	435	491	(11.4%)	989	1,009	(2.0%)
Operating profit	47	21	121.0%	182	146	24.9%
Number of employees at end of period	9,106	8,597	5.9%	9,106	8,597	5.9%
Salomon						
Net sales	67	71	(5.1%)	191	194	(1.3%)
Gross profit	28	27	4.6%	70	67	3.7%
Operating profit	(24)	(29)	15.7%	(39)	(56)	29.2%
Number of employees at end of period	2,807	2,511	11.8%	2,807	2,511	11.8%
TaylorMade-adidas Golf						
Net sales	177	203	(13.0%)	311	379	(18.1%)
Gross profit	88	98	(10.0%)	147	186	(21.0%)
Operating profit	29	29	(1.0%)	31	43	(27.3%)
Number of employees at end of period	1,157	1,108	4.4%	1,157	1,108	4.4%

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

ANCIAL HIGHLIGHTS (IFRS)

	2nd Quarter 2003	2nd Quarter 2002	Change	1st Half Year 2003	1st Half Year 2002	Change
rating Highlights € in millions						
sales	1,392	1,507	(7.6%)	3,061	3,144	(2.7%)
rating profit	62	69	(10.5%)	178	167	6.2%
income	32	25	26.8%	83	68	22.0%
Ratios %						
ss margin	44.8	44.8	0.0pp	43.5	43.2	0.3pp
ing, general and administrative expenses as a percentage of net sales	38.7	38.7	0.1pp	36.1	36.4	(0.3pp)
TDA as a percentage of net sales	7.1	6.4	0.7pp	8.1	7.1	1.0pp
ctive tax rate	37.4	36.5	0.8pp	39.8	40.1	(0.3pp)
income as a percentage of net sales	2.3	1.7	0.6pp	2.7	2.2	0.5pp
ity ratio	25.6	21.4	4.2pp	25.6	21.4	4.2pp
ancial leverage	142.6	196.8	(54.2pp)	142.6	196.8	(54.2pp)
ance Sheet Data € in millions						
al assets	4,335	4,398	(1.4%)	4,335	4,398	(1.4%)
entories	1,285	1,350	(4.8%)	1,285	1,350	(4.8%)
ceivables and other current assets	1,538	1,590	(3.3%)	1,538	1,590	(3.3%)
king capital	1,542	1,444	6.7%	1,542	1,444	6.7%
total borrowings	1,583	1,849	(14.4%)	1,583	1,849	(14.4%)
reholders' equity	1,110	940	18.1%	1,110	940	18.1%
Share of Common Stock €						
sic earnings per share	0.71	0.56	26.5%	1.83	1.50	21.7%
uted earnings per share	0.71	–	–	1.83	–	–
sic earnings per share (without goodwill amortization)	0.95	0.81	18.1%	2.33	2.00	16.4%
erating cash flow per share	0.65	0.29	122.3%	0.65	0.29	122.3%
are price at end of period	74.47	83.20	(10.5%)	74.47	83.20	(10.5%)
er at end of period						
mber of employees	15,135	14,202	6.6%	15,135	14,202	6.6%
mber of shares outstanding	45,453,750	45,349,200	0.2%	45,453,750	45,349,200	0.2%
erage number of shares	45,440,250	45,349,200	0.2%	45,438,672	45,349,200	0.2%

nding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

:RATIONAL HIGHLIGHTS SECOND QUARTER 2003 ///



(1) (2) (3) (4) (5)

RIL /// Mavic-adidas Cycling is formed as a new :rational unit to manage the Group's road cycling l mountain biking activities. (1)

RIL /// adidas Japan celebrates its 5th anniversary. ce operations began in 1998, sales have risen to more n € 400 million (in 2002). (2)

Y /// TaylorMade launches the new R510TP driver and RAC TP Combo Set, two authentic Tour products. (3)



(6) (7) (8)

JUNE /// TaylorMade wins all three major club categories (drivers, fairway woods, irons) at the US Open and dominates as the brand of choice on the PGA Tour. (4)

JUNE /// *Tracy McGrady opens the adidas* EURO abc, one of Europe's top basketball camps, in Berlin. (5)

JUNE /// adidas extends partnership agreements with the Olympique Marseille and Ajax Amsterdam soccer teams. (6)

JUNE /// adidas and the China Football Association enter into a long-term partnership. (7)

JUNE /// adidas-Salomon and Intersport International Cooperation conclude a strategic agreement that lays the foundation for future business strategies. (8)

ORTING HIGHLIGHTS SECOND QUARTER 2003 ///



(1) (2) (3) (4) (5)

RIL /// NBA top scorer Tracy McGrady finishes the ason averaging 32.1 points per game. (1)

RIL /// TaylorMade staff professional Mike Weir wins : 2003 Masters Tournament. (2)

RIL /// William Kiplagat and Olivera Jevtic win the das sponsored Rotterdam Marathon. (3)



(6) (7) (8) (9)

MAY /// Tim Duncan is named the NBA's Most Valuable Player for the second straight season and later leads his *team to the* NBA *Championships.* (4)

MAY /// AC Milan wins its sixth UEFA Champions League® *title in Manchester*, UK, *where adidas presents* the Finale match ball. (5)

MAY /// New York Yankee pitcher Roger Clemens becomes the 21st pitcher in Major League history to win 300 games. (6)

JUNE /// WTA No. 3 ranked Justine Henin-Hardenne wins the French Open. (7)

JUNE /// David Beckham, the world's most popular football player, switches to adidas sponsored Real Madrid. More than 2 billion people view his formal signing live on television. (8)

JUNE /// Pascal Briand, Massimiliano Presti and Frank Cardin of the Salomon World Team take the entire podium at the inline skate Grand Prix in Zurich. (9)

)perational and Sporting Highlights

EAR SHAREHOLDERS,

he first half of 2003 is a good demonstration of the results our Group is capable of delivering ven as the markets get tougher. The reason for that is clear. We have a great organization: it's oung, focused and competitive. We have terrific brands: adidas has new, exciting offerings and erformance products that are taking off in markets all around the world. Salomon is moving ɔ broaden its appeal. And TaylorMade-adidas Golf has dominated the golf market for three ears running. Our athletes are among the best known in the world. In basketball, for example, ve've just added Kevin Garnett, one of the most popular and versatile players, to our team longside top-scoring Tracy McGrady and NBA Most Valuable Player Tim Duncan.

On the financial scoreboard, we are also delivering. Our numbers for the first six months f 2003 are solid, and today we are confirming that we will reach our targets for the year in ales growth, margin and earnings.

Our core brand adidas was the major driver of top- and bottom-line results during the first alf of 2003. Underlying revenues grew 10% with sales up in all regions. In fact there were ouble-digit increases in all regions except North America. Unfortunately, currency effects ullified this performance in reported terms. The stars of this strong underlying improvement vere the Sport Performance categories running and training. In running, our two cutting-edge echnologies, ClimaCool® and a3®, as well as a strong overall product line-up are driving ubstantial growth in both footwear and apparel. In training, the adidas Colours apparel ollection helped drive the highest sales growth we have seen in the category in more than hree years. And Sport Heritage is a major contributor to adidas' year-to-date performance. pparel and accessory sales in the division have nearly doubled versus 2002 levels and urrency-neutral revenues for the division have grown solidly.



Herbert Hainer ///
Chairman and Chief Executive Officer

etter to the Shareholders

At Salomon, solid half year performance confirmed positive first quarter trends. Underlying ιes grew in nearly all categories, with apparel and footwear leading the way, giving further idence of our commitment to more actively diversify the brand into soft goods. And at ylorMade-adidas Golf, half year numbers continued to be negatively impacted by the timing first quarter 2003 launch schedules versus last year, currency effects and the non-renewal the Slazenger Golf business. Looking at the second quarter, however, the TaylorMade-adidas ılf performance increased substantively.

All of these developments coupled with a strong reduction in our financial expenses lped drive our earnings for the first half of the year up significantly. Net income grew 27% the second quarter and 22% for the half year. In short, despite a nervous and fast changing nsumer market, all of our operating measurements moved visibly in the right direction.

But, as we have stated all year, consumer sentiment and economic trends remain our ggest obstacles, particularly in North America, and this coupled with currency swings and ugh year-on-year comparisons makes our year-to-date achievements even more notable.

In North America, as you know, adidas sales and backlog performance have not met our itial expectations. Although underlying adidas sales in the region were up 2% for the first six onths of 2003, and our market share has increased versus this time a year ago, our original rgets were more ambitious.

Much of what has happened in North America has also been seen by other sporting goods ppliers and retailers in lower sales and backlog trends versus prior years. But, clearly, there ere also some market developments we should have spotted earlier. Our strong fourth quarter 02 performance put a lot of supply into the market, and consumer response to technical nning products was not as enthusiastic as we had hoped. And actions taken by both retailers d other suppliers in the marketplace have further intensified strong pricing pressure within e market. We have already put in place a variety of projects designed to strengthen our



erformance message and differentiation in the marketplace. However, the North American market is ıd will remain difficult for at least the rest of 2003, and realistically we believe our underlying sales ·ill be slightly below last year's levels. *We will continue to look at additional measures needed to ıaximize our positioning opportunities in the world's largest sporting goods market.*

Looking forward, I am confident that underlying performance for adidas in 2003 will be strong. ı Europe, we will continue to seize new opportunities as a result of our very successful "Winning ı Europe" program. In Asia, our growth will accelerate during the second half of the year, when gures are less impacted by tough Football World Cup comparisons. And in North America, we will ɔntinue to strengthen our performance orientation in our communication, distribution and roduct offering within the context of more hesitant and price-conscious consumers and retailers ıat define today's market. Salomon and TaylorMade-adidas Golf will also contribute positively to ıe Group's full year results. Based on these trends, I am pleased to again confirm that we are right n track to meet our full year targets of around 5% growth in currency-neutral sales, a gross margin f between 42 and 43% and *expanding operating margins in 2003*. We expect our earnings to ıcrease between 10 and 15%.

ours sincerely,

erbert Hainer
hairman, Chief Executive Officer



ır Share /// THE PERFORMANCE OF STOCK MARKETS]RLDWIDE WAS MIXED DURING THE FIRST SIX MONTHS OF]3. IN THE FIRST QUARTER, THE MAJORITY OF SHARES AS ELL AS MAJOR INDICES DEVELOPED POORLY. THE SOONER-AN-EXPECTED END OF THE WAR IN IRAQ COMBINED WITH IPES FOR AN ECONOMIC TURNAROUND IN THE USA AND ROPE LED TO A RECOVERY IN THE SECOND QUARTER. WHILE E adidas-Salomon SHARE OUTPERFORMED BOTH THE DAX-30 ID THE MORGAN STANLEY CAPITAL INTERNATIONAL (MSCI)]RLD TEXTILES, APPAREL & LUXURY GOODS INDEX AT THE GINNING OF THE YEAR, OUR SHARE DID NOT MAINTAIN THE ST PACE OF THE RECOVERY OF THESE INDICES AT THE END THE FIRST HALF OF 2003.

Our Share

WEEKLY SHARE PRICE DEVELOPMENT IN 2003[1]


120
110
100
90
80
December 31, 2002
June 30, 2003
adidas-Salomon
DAX-30
MSCI World Textiles, Apparel & Luxury Goods

[1] Index: December 31, 2002 = 100

PERFORMANCE OF THE adidas-Salomon SHARE AND IMPORTANT INDICES AT JUNE 30, 2003 in %

	year-to-date	1 year
adidas-Salomon	(10)	(10)
DAX-30	11	(27)
MSCI World Textiles, Apparel & Luxury Goods	6	(9)

adidas-Salomon SHARE DECLINES IN THE FIRST HALF OF 2003 /// During the first six months of 2003, the adidas-Salomon share decreased 10%. In the same period, the DAX-30 as well as the MSCI World Textiles, Apparel & Luxury Goods Index, which comprises the Group's major competitors, increased 11 and 6% respectively due to strong performance at the end of the reporting period. Compared to the end of the second quarter of 2002, the adidas-Salomon share price declined 10%. However, this development was in line with the MSCI World Textiles, Apparel & Luxury Goods Index and significantly better than the DAX-30, which declined 27% during the 12-month period.

BACKLOG DEVELOPMENT IN THE USA IMPACTS SHARE PRICE IN Q2 /// With respect to the second quarter, the weak economic conditions remained at the beginning of the period and continued to depress global stock markets. However, the sooner-than-expected end of the war in Iraq led to improvements for both the equity market and the adidas-Salomon share. On April 23, our share reached a 10-month share price high. This increase was quickly offset by declines following the release of adidas-Salomon's first quarter results. While Group profitability was in line with expectations, the flat adidas backlog development in North America versus several quarters of double-digit growth disappointed the market. This trend was further supported by negative news-flow throughout the sporting goods industry. As a result, our share ended the second quarter at € 74.47, representing a decline of 8% compared to the end of the first quarter. During this three-month period the DAX-30 and the MSCI World Textiles, Apparel & Luxury Goods Index increased 33 and 12% respectively and were able to offset some of their recent losses. This recovery was mainly driven by the improved economic outlook, given interest rate reductions in the USA and Europe.

ERNATIONAL CHARACTER OF SHAREHOLDER BASE CON-
UES TO INCREASE /// Based on the amount of invitations ur Annual General Meeting in May 2003, we currently esti- e a total number of around 95,000 shareholders. According ur latest annual ownership analysis conducted in May 2003, shareholder structure has continued to develop towards a e international ownership base. Of the known institutional stors, which account for 82% (2002: 76%) of the Group's 5 million outstanding shares, North Americans form the gest group. Their share holdings increased to 34% (2002:). German institutional investors hold 16% of outstanding res versus 19% in the prior year. Other European investors ounted for 28% of adidas-Salomon's shares. This compares 2% in 2002. Holdings of other international shareholders e remained stable at 4%. Smaller, undisclosed holdings, ch mainly include retail investors, made up 13% of the shares standing (2002: 19%). adidas-Salomon Management, which nprises current members of the Executive and Supervisory rds, continues to hold less than 5%.

NUAL GENERAL MEETING APPROVES € 1.00 DIVIDEND PER ARE /// Following its approval by the Annual General Meeting, 1.00 dividend per share for the fiscal year 2002 was paid to shareholders on May 9, 2003. This dividend represents an rease of 9% versus the prior year's level. With a total payout approximately € 45 million, this reflects a payout ratio of 20%, ich is at the top end of our dividend policy.

RECTORS' DEALINGS REPORTED ON CORPORATE WEBSITE After having sold a total of 60,000 adidas-Salomon shares in first four months of the year, Christian Tourres, a member adidas-Salomon's Supervisory Board and a former Executive ard member, purchased 20,000 shares in May. No other mber of Management, as defined by the German Securities ding Act (Wertpapierhandelsgesetz), purchased or sold das-Salomon shares for a total value of € 25,000 or more hin any 30-day period during the first half of 2003. Detailed ormation regarding Directors' Dealings can be found in the rporate Governance section on our corporate website at w.adidas-Salomon.com.

THE adidas-Salomon SHARE

Number of shares outstanding	
first half year average	45,438,672
at end of first half year	45,453,750
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Stock exchange	Frankfurt
Stock registration number	ISIN DE0005003404 WKN 500 340 COMMON 006103707
Stock symbol	ADS
Important indices	DAX-30 MSCI World Textiles, Apparel & Luxury Goods Deutsche Börse Prime Consumer Index Dow Jones STOXX Dow Jones EURO STOXX Dow Jones Sustainability FTSE4Good Europe

ıidas-Salomon /// IN THE FIRST HALF OF 2003, adidas-ılomon DELIVERED STRONG BOTTOM-LINE PERFORMANCE ESPITE DISAPPOINTING MACROECONOMIC DEVELOPMENTS ND NEGATIVE CURRENCY EFFECTS ON GROUP REVENUE. NET ALES DECREASED 3% OR € 84 MILLION FROM € 3.1 BILLION 2002 TO € 3.1 BILLION IN 2003. ON A CURRENCY-NEUTRAL ASIS, HOWEVER, SALES WERE UP 8%. THE GROUP'S GROSS ARGIN GREW 0.3 PERCENTAGE POINTS TO 43.5% IN THE RST HALF OF 2003 FROM 43.2% IN THE SAME PERIOD OF 02. THIS WAS ACHIEVED DESPITE DIFFICULT RETAIL CONDI-ONS IN ALL MAJOR MARKETS. THE GROUP'S OPERATING (PENSES AS A PERCENTAGE OF NET SALES WERE REDUCED ' 0.2 PERCENTAGE POINTS TO 37.7%. AS A RESULT, OPERAT-G PROFIT GREW 6% TO € 178 MILLION (2002: € 167 MILLION). iidas-Salomon's INCOME BEFORE TAXES WAS € 148 MILLION, P 22% VERSUS € 121 MILLION IN 2002. HIGHER MINORITY ITERESTS BUT A LOWER TAX RATE ALSO IMPACTED THE ROUP'S NET INCOME, WHICH GREW 22% FROM € 68 MILLION 2002 TO € 83 MILLION IN 2003. THIS REPRESENTS BASIC ARNINGS PER SHARE OF € 1.83 VERSUS € 1.50 IN THE PRIOR EAR.

THE MARKET

MACROECONOMIC ENVIRONMENT REMAINS DISAPPOINTING /// The global macroeconomic environment remained disappointing throughout the first half of 2003. After some positive signals early in the year, increased uncertainties surrounding the geopolitical situation in Iraq, the resulting surge in oil prices and the outbreak of the Severe Acute Respiratory Syndrome (SARS) significantly slowed growth in most parts of the world during the first quarter. However, the sooner-than-expected end of the war in Iraq and changes in fiscal policy in a number of countries spurred hopes for an economic turnaround during the second quarter. After a decline in US consumer confidence in each of the first three months, signs of stabilization emerged at the end of April as sentiment rose for the first time in more than six months. This development was mainly driven by continued interest rate reductions, the weak US dollar and the tax relief package. However, the labor market continued to be very weak and economic growth remained low. In the Euro Zone, economic activity stagnated in the first six months. While private consumption increased slightly in the second quarter, the consumer climate remained depressed after having reached its lowest level in almost ten years in March. Business investment and exports were extremely weak in the first quarter but showed some improvement towards the latter half of the six-month period. In Japan, signs of a recovery in consumer confidence emerged in the first half of 2003. However, the collapse on the bond market and an almost doubling of interest rates put further pressure on the Japanese economy. While the macroeconomic situation has improved somewhat in Latin America in the first two quarters compared to the prior year, with many countries having experienced solid GDP growth, it is still questionable whether these improvements will be sustainable going forward.

DIFFICULT CONDITIONS IN THE SPORTING GOODS INDUSTRY CONTINUE /// The sporting goods industry continued to be under pressure in the first six months of 2003. An already weak and strongly promotional environment was further exacerbated, particularly in the USA. As a result, many sporting goods suppliers and US retailers reported largely disappointing backlogs, sales and earnings results. In Europe, the retail sector in general performed poorly but was significantly better in the UK than in continental Europe. Although spending has clearly slowed in the first half of 2003, UK retail spending is still growing by around 2%, which is significantly higher than in Germany and France. While growth in the athletic sector in Asia continued at the beginning of the year, the SARS outbreak significantly reduced retail traffic and consumer spending in several countries in April and May.

ST HALF YEAR NET SALES € in millions



2,584
2,765
2,927
3,144
3,061

5T HALF YEAR 2003 NET SALES BY REGION



America 3%
54% Europe
17%
h America 26%

GROUP BUSINESS PERFORMANCE

adidas-Salomon CURRENCY-NEUTRAL SALES UP 8% FOR THE FIRST HALF /// Second quarter net sales for the Group decreased 8% from € 1.5 billion in 2002 to € 1.4 billion in 2003. On a currency-neutral basis, second quarter revenues grew 3%. As a result, Group sales declined 3% or € 84 million from € 3.1 billion in the first half of 2002 to € 3.1 billion in the same period of 2003. On a currency-neutral basis, sales increased 8%.

BRAND adidas DRIVES TOP-LINE GROWTH IN THE FIRST HALF YEAR /// Sales at brand adidas drove Group performance in the first half year 2003. adidas revenues decreased by less than 1% from € 2.6 billion in 2002 to € 2.5 billion in 2003; on a currency-neutral basis, however, this represents an increase of 10%. Drivers of this growth were strong developments in the Sport Performance categories running and training and the Sport *Heritage division. Salomon sales* were down 1% (+5% currency-neutral) from € 194 million to € 191 million. This development includes solid growth in soft goods, alpine skis and bicycle components. At TaylorMade-adidas Golf, sales declined 18% (–3% currency-neutral) from € 379 million to € 311 million. Excluding the € 17 million sales for Slazenger Golf in the first half of 2002 from a license agreement that was not renewed in 2003, sales for TaylorMade-adidas Golf declined by 14%, which represents an *increase of 1% in currency-neutral terms*. The currency-neutral sales increase is attributable to growth in RAC irons as well as in both footwear and apparel.

CURRENCY-NEUTRAL SALES IN EUROPE GROW 10% /// Sales *for adidas-Salomon* in Europe increased 7% from € 1.6 billion in the first half of 2002 to € 1.7 billion in 2003. On a currency-neutral basis, this increase was 10%. Sales at brand adidas grew 8% (+11% currency-neutral) *from € 1.4 billion in 2002 to* € 1.5 billion in 2003, reflecting particularly strong development in Italy, France, Germany and the UK as well as the emerging markets. Salomon sales also increased, with European sales up 6% (+7% currency-neutral) from € 125 million in 2002 to € 132 million in 2003 as a result of improving alpine and soft goods sales throughout the region. TaylorMade-adidas Golf revenues declined 21% (–13% currency-neutral) from € 64 million in 2002 to € 50 million in 2003, *reflecting the new product* launch schedule.

CURRENCY-NEUTRAL ASIAN SALES INCREASE 8% /// Group sales in Asia decreased 5% to reach € 509 million in the first six months of 2003 (2002: € 539 million). On a currency-neutral basis, sales increased 8%. adidas sales declined 3% (+12% currency-neutral) from € 423 million in 2002 to € 411 million in 2003, with underlying growth driven by *vigorous increases at adidas* Japan, South Korea and China. Salomon sales grew 5% in Asia (+17% currency-neutral). This is the first positive half year performance in the region since 2000 and was driven by snowboard products and soft goods. TaylorMade-adidas Golf sales declined 18% (–6% currency-neutral) as a result of changed product launch timelines.



adidas SPORT PERFORMANCE ///
PREDATOR® MANIA LUNA FOOTBALL SHOE

=FICULT MARKET CONDITIONS SLOW POSITIVE DEVELOP-
:NT IN NORTH AMERICA /// In North America, 2003 first half ar sales for the Group declined 17% to € 790 million versus 953 million in the prior year. However, on a currency-neutral sis sales increased 1%. Underlying growth was driven by and adidas, where sales in the first six months declined 17% € 574 million (2002: € 688 million) but increased 2% on a rrency-neutral basis. This highlights the difficult market nditions and a weakness in demand for certain product lines. lomon revenues decreased 20% (–4% currency-neutral) om € 53 million in 2002 to € 43 million in 2003 as a result of wer sales of inline skates and outdoor footwear that were t compensated by higher sales of alpine skis. Sales at ylorMade-adidas Golf were down 18% from € 211 million to 174 million (stable in currency-neutral terms), impacted by e non-renewal of the Slazenger Golf license agreement and anges in the product launch schedule.

TIN AMERICA SALES GROW 41% ON A CURRENCY-NEUTRAL ASIS /// In Latin America, where revenues are generated pre- minately by brand adidas, sales were flat in the first half of 03 at € 78 million. However, on a currency-neutral basis, sales ew 41%, making it the fastest growing region within the Group. gher sales in Argentina and Brazil were the main drivers of is improvement. Salomon and TaylorMade-adidas Golf, while ly minor components in overall sales, continued to grow pidly on a currency-neutral basis.


adidas

idas ORIGINALS ///
W YORK HALTERTOP

STRONG FOOTWEAR SALES PERFORMANCE /// Sales of footwear within the adidas-Salomon Group grew 5% or € 70 million to reach € 1.5 billion in the first half of 2003 (2002: € 1.5 billion). On a currency-neutral basis, this growth was 17%. The strongest increase came from the adidas Sport Performance running, training and football categories which all grew at double-digit rates. Apparel sales declined 7% from € 1.1 billion in 2002 to € 1.0 billion in 2003. However, on a currency-neutral basis, revenues increased 1%, as a result of solid growth in the Sport Performance running and basketball categories as well as Originals products. Sales in hardware declined 12% (–1% currency-neutral) from € 570 million in 2002 to € 500 million in 2003, reflecting the non-recurrence of Slazenger Golf sales at TaylorMade-adidas Golf and lower sales of footballs compared with the previous year, when football sales were over-proportionately high due to the World Cup.

GROUP GROSS MARGIN GROWS /// adidas-Salomon gross profit declined 2% in the first half of 2003 to reach € 1.3 billion versus € 1.4 billion in 2002 due to a decline in sales in the reporting currency. The gross margin, however, improved 0.3 percentage points to 43.5% (2002: 43.2%). Currency effects, which are also captured in the headquarter function as a result of the Group's centralized hedging strategy, positively impacted the Group's *gross margin by approximately* 0.5 *percentage points*. The Group's underlying gross margin declined slightly due to increased adidas clearance sales caused by extremely competitive market conditions in North America. adidas gross margin declined 0.6 percentage points from 39.5% of sales in the first six months of 2002 to 38.9% in 2003. At Salomon, gross margin rose 1.8 percentage points to 36.4% (2002: 34.6%) as a result of increased production and sourcing efficiencies. TaylorMade-adidas Golf gross margin declined 1.7 percentage points from 49.1% in the first half of 2002 to 47.3% in 2003. The major driver of this decline was higher clearance sales in the first quarter.

FIRST HALF YEAR 2003 NET SALES GROWTH BY BRAND AND REGION[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	8	(17)	(2)	0	0
Salomon	6	(20)	5	5	(1)
TaylorMade-adidas Golf	(21)	(18)	(18)	–	(18)
Total	7	(17)	(5)	0	(3)

[1] Versus the prior year

FIRST HALF YEAR 2003 CURRENCY-NEUTRAL NET SALES GROWTH BY BRAND AND REGION[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	11	2	12	40	10
Salomon	7	(4)	17	44	5
TaylorMade-adidas Golf	(13)	0	(6)	–	(3)
Total	10	1	8	41	8

[1] Versus the prior year

FIRST HALF YEAR GROSS MARGIN in %

1999	44.3
2000	43.4
2001	43.3
2002	43.2
2003	43.5

PERATING EXPENSES REDUCED BY 3% /// Operating ex-
enses, including selling, general and administrative expenses
G&A) and depreciation and amortization (excluding goodwill),
ere reduced by 3% or € 37 million from € 1.2 billion in the first
alf of 2002 to € 1.2 billion in 2003. As a percentage of net sales
is equates to 37.7%, which is 0.2 percentage points lower than
e 2002 level of 37.9%. This reduction was achieved despite the
fficult comparison with the prior year which was impacted by
positive one-time effect of € 23 million in particular at the
eadquarter function associated with the resolution of an out-
anding legal dispute and a sale of real estate. At brand adidas,
perating expenses were reduced by 7%. This reflects the non-
currence of Football World Cup related marketing expendi-
res which totaled approximately € 40 million in 2002 as well
s lower expenses associated with the expansion of adidas Italy.
: Salomon and TaylorMade-adidas Golf, operating expenses
ecreased 11 and 19% respectively, reflecting the increased
cus on overhead cost control.

ESEARCH AND DEVELOPMENT EXPENDITURE UNCHANGED ///
the first half of 2003, expenditures for research and develop-
ent were unchanged at € 41 million. The majority of these
xpenditures were made to support footwear innovation in the
didas Sport Performance division.

PERATING PROFIT GROWS 6% /// Operating profit for the
roup increased 6% from € 167 million in 2002 to € 178 million
2003. As a result, our operating margin increased 0.5 percent-
ge points from 5.3% in the first half of 2002 to 5.8% in 2003.
didas operating profit grew 25% from € 146 million in 2002
€ 182 million in 2003, driven by lower operating expenses.
alomon operating profit improved by 29% from negative
56 million in 2002 to negative € 39 million in 2003, due to
gnificant operating expense reductions in combination with a
etter gross margin. TaylorMade-adidas Golf operating profit
eclined 27% from € 43 million in 2002 to € 31 million in 2003,
s a result of lower sales and gross margins which could not
e compensated by lower operating expenses.

FINANCIAL EXPENSES REDUCED SIGNIFICANTLY /// adidas-Salomon goodwill amortization was virtually unchanged versus the prior year at € 22 million in the first half of 2003 (2002: € 22 million). Royalty and commission income was down 9% from € 22 million in 2002 to € 20 million in 2003 as a result of the non-prolongation of license agreements in Europe. Financial expenses declined 40% from € 46 million in the first half of 2002 to € 28 million in 2003. The main factor contributing to this development was the financial stabilization of emerging markets such as Argentina, Turkey and Brazil. The reduction was also supported by the Group's lower average borrowings and lower interest rates.

INCOME BEFORE TAXES UP MORE THAN 20% /// As a result of operating improvements and the positive development of financial expenses, adidas-Salomon first half IBT increased 22% from € 121 million in 2002 to € 148 million in 2003. As a percentage of net sales, income before taxes improved by 1.0 percentage points from 3.9% in 2002 to 4.8% in 2003.

NET INCOME GROWS 22% /// Net income for the Group increased 22% from € 68 million in the first half of 2002 to € 83 million in 2003. Solid sales, better gross margins and lower operating expenses as a percentage of net sales all contributed to this improvement. Minority interests were up 30% to € 6 million (2002: € 4 million) due to strong results from adidas South Korea. However, this improvement was largely driven by extraordinary first quarter performance which will not be repeated throughout the rest of the year. The Group tax rate improved by 0.3 percentage points from 40.1% in the first half of 2002 to 39.8% in 2003.

OPERATING PROFIT BY QUARTER € in millions


Q1 2003
116
Q1 2002
98
Q2 2003
62
Q2 2002
69
Q3 2002
243
Q4 2002
66

FIRST HALF YEAR NET INCOME € in millions


1999
93
2000
73
2001
71
2002
68
2003
83



adidas /// MEI WORKOUT SHOE

.83 BASIC EARNINGS PER SHARE /// adidas-Salomon basic nings per share increased 22% to € 1.83 for the first half of 3 versus € 1.50 in 2002. The Group's total number of shares standing increased by 31,250 shares in the first half of 2003 5,453,750 as a result of the second and third exercise periods 'ranche II of the Management Stock Option Plan (MSOP) of das-Salomon AG. Consequently, the *average number of* res used in the calculation of basic earnings per share was 438,672 (first half 2002 average: 45,349,200). First half year ited earnings per share were € 1.83 in 2003. In 2002, diluted nings per share did not exist (see note 3, page 25).

TAIL INCREASES DRIVE EMPLOYEE GROWTH /// At June 30, 13, adidas-Salomon employed 15,135 people. This represents increase of 7% *versus the previous year's* level of 14,202 and % increase since the end of 2002 when the Group employed 716 people. New employees were primarily added in own ail.

FINANCE AND INVESTMENT

LOWER TOTAL ASSETS AS A RESULT OF REDUCED WORKING CAPITAL /// At the end of the first half of 2003, total assets declined by 1% to € 4.3 billion versus € 4.4 billion in the prior year. This decrease reflects a reduction in current assets, in particular as a result of lower inventories and receivables. Compared to the 2002 year-end level of € 4.3 billion, total assets increased by 2%.

STRONG WORKING CAPITAL MANAGEMENT CONTINUES /// Group inventories were reduced by 5% from € 1.4 billion at the end of the first half of 2002 to € 1.3 billion in 2003. On a currency-neutral basis, inventories increased 1%, which is below sales growth expectations for the third quarter. Inventories increased 8% versus the 2002 year-end level of € 1.2 billion, reflecting the seasonality of our business as sourcing for the *large third quarter sales period starts to be completed* (see note 2, page 25). Receivables decreased year-over-year by 4% to € 1.2 billion in 2003 versus € 1.3 billion in 2002. On a currency-neutral basis, receivables increased by 4%. This rate approximates the Group's second quarter currency-neutral sales growth. Receivables decreased 6% versus the December 31, 2002 level of € 1.3 billion.

FIXED ASSETS DECREASE SLIGHTLY /// Fixed assets decreased by 2% or € 22 million from € 1.1 billion at the end of the first half of 2002 to € 1.1 billion in 2003. Other intangible assets increased by 35% from € 82 million to € 111 million, mainly due to the purchase of the Maxfli brand in late 2002. This increase was more than compensated by a decrease in property, plant and equipment as well as goodwill.

OTHER NON-CURRENT ASSETS UP 79% /// Non-current assets grew 79% from € 107 million in 2002 to € 191 million in 2003. The increase in non-current assets is mainly due to the purchase of a 10% participation in the Bayern Munich football club in July 2002.

TOTAL ASSETS[1] € in millions

1999	3,589
2000	3,864
2001	4,459
2002	4,398
2003	4,335

[1] At June 30

IITY RATIO[1] in %



9
14.7
0
18.4
1
20.1
2
21.4
3
25.6
June 30

T TOTAL BORROWINGS[1] € in millions



2003
1,624
2002
1,909
2003
1,583
2002
1,849
2002
1,843
2002
1,498
end of period

NET BORROWINGS REDUCED BY € 266 MILLION /// Net borrowings at June 30, 2003 were € 1.6 billion, down 14% or € 266 million versus € 1.8 billion in the prior year. Positive currency effects influenced Group borrowing levels, contributing roughly one third of the improvement. Versus the 2002 year-end level of € 1.5 billion, debt increased 6% reflecting the higher financing needs associated with sourcing for the large third quarter sales period.

OTHER LIABILITIES INFLUENCED BY FAIR VALUATION OF FINANCIAL INSTRUMENTS /// Other current liabilities decreased 19% from € 198 million at the end of the first half of 2002 to € 160 million in 2003. Other non-current liabilities more than doubled from € 11 million in 2002 to € 27 million. Both changes were caused primarily by the fair valuation of financial instruments used for hedging activities within the Group.

EQUITY RATIO FURTHER STRENGTHENED /// *The Group's equity* base was further strengthened in the first half of 2003. Equity rose 18% from € 940 million in 2002 to € 1.1 billion in 2003. The majority of the net income was retained within the Group and used to strengthen the equity base. Negative effects came from the translation of foreign subsidiaries' equity into euro due to the decline in the US dollar and other foreign currencies versus the euro. The equity ratio *rose by 4.2 percentage points from* 21.4% in 2002 to 25.6% in 2003. Compared to the 2002 year-end level of € 1.1 billion, equity increased by 3%.

CASH FLOW FROM OPERATING ACTIVITIES MORE THAN DOUBLED /// In the first half of 2003, the Group generated € 30 million of net cash from operating activities. This figure improved strongly versus the prior year as a result of favorable working capital trends.

CASH FLOW FOR INVESTING ACTIVITIES REDUCED /// Cash outflow for investing activities was € 72 million, a reduction of nearly 50% versus the 2002 level of € 142 million, which included our acquisition of the remaining shares of adidas Italy. The net cash used for acquiring subsidiaries in an amount of € 18 million in 2002 was related to the acquisition of the Arc'Teryx brand. Spending for property, plant and equipment such as investments in adidas own-retail activities decreased by 25% from € 48 million in the first half of 2002 to € 36 million in 2003. The cash used in investing activities was financed with long-term borrowings and the cash provided by operating activities.



adidas SPORT PERFORMANCE /// FEVERNOVA™ GLIDER FOOTBALL

idas /// BRAND adidas DELIVERED STRONG OPERATING SULTS IN THE FIRST HALF OF 2003. WHILE SALES DECLINED SS THAN 1% FROM € 2.6 BILLION IN 2002 TO € 2.5 BILLION 2003, ON A CURRENCY-NEUTRAL BASIS THIS WAS AN IN- EASE OF 10%. adidas GROSS MARGIN DECREASED 0.6 PER- NTAGE POINTS FROM 39.5% IN THE FIRST HALF OF 2002 38.9% IN 2003. OPERATING EXPENSES IMPROVED SIGNIFI- NTLY AS A RESULT OF THE NON-RECURRENCE OF EXPENSES R STRATEGIC INITIATIVES. OPERATING PROFIT GREW 25% OM € 146 MILLION IN 2002 TO € 182 MILLION IN 2003. THE ITLOOK FOR BRAND adidas REMAINS CAUTIOUSLY OPTI- STIC, WITH ORDERS UP 4% ON A CURRENCY-NEUTRAL SIS (-3% IN EURO TERMS). ASIA AND EUROPE ARE BOTH RONG CONTRIBUTORS TO THIS POSITIVE ORDER DEVELOP- ENT, WHILE THE US BUSINESS OUTLOOK IS STILL WEAK.



das /// CLIMACOOL® RESPONSE
MEN'S RUNNING SHOE

CURRENCY-NEUTRAL SALES GROW 10% /// In the second quarter, sales for brand adidas declined 7% from € 1.2 billion in 2002 to € 1.1 billion in 2003. On a currency-neutral basis, this was an increase of 3%. As a result, adidas sales for the first half year were down less than 1% from € 2.6 billion in 2002 to € 2.5 billion in 2003. On a currency-neutral basis, however, revenues increased 10%. Sales growth in Europe and Asia was a major contributor to this development. Sales from adidas own-retail activities improved 4% (+18% currency-neutral) from € 189 million in the first half of 2002 to € 196 million in 2003.

SPORT PERFORMANCE GROWTH DRIVEN BY RUNNING AND TRAINING CATEGORIES /// In the second quarter, sales in the Sport Performance division declined 6% from € 1.0 billion in 2002 to € 938 million in 2003. On a currency-neutral basis however, sales grew 4%. Sport Performance sales also declined 1% or € 26 million (+9% currency-neutral) in the first six months from € 2.1 billion in 2002 to € 2.1 billion in 2003. *Running and* training were the fastest growing categories.

UNDERLYING SPORT HERITAGE SALES GROW AT DOUBLE-DIGIT RATES /// In the second quarter, sales in the Sport Heritage division declined 12% from € 217 million in 2002 to € 191 million in 2003. On a currency-neutral basis, this decline was 2%. Sales increased 1% (+11% currency-neutral) in the first half year from € 455 million in 2002 to € 462 million in 2003. Solid growth was reported from both footwear and apparel on a currency-neutral basis.

adidas AT A GLANCE € in millions

	1st Half Year 2003	1st Half Year 2002	Change
Net sales	2,542	2,554	(0%)
Gross margin	38.9%	39.5%	(0.6pp)
Operating profit	182	146	25%

FIRST HALF YEAR 2003 adidas NET SALES BY REGION



Latin America 3%
58% Europe
Asia 16%
North America 23%

adidas **NET SALES BY QUARTER** € in millions



Q1 2003 1,405
Q1 2002 1,330
Q2 2003 1,137
Q2 2002 1,224
Q3 2002 1,426
Q4 2002 1,055

ɔRT STYLE SALES START STRONGLY /// Sport Style sales nmenced in February 2003 and were characterized by strong l-throughs at a very limited number of retail outlets. Sales he first half year were € 5 million. These sales were achieved he first quarter when the products sold out quickly. The /winter collection of Sport Style products will be available he third quarter of 2003.

OSS MARGIN DEVELOPMENT REFLECTS COMPETITIVE TAIL ENVIRONMENT IN THE USA /// In the second quarter, das gross profit declined 11% from € 491 million in 2002 to .35 million in 2003. In the first six months, adidas gross mar- was down 0.6 percentage points from 39.5% in 2002 to 38.9% 2003. Positive effects from retail initiatives and product mix provements in Europe were offset by negative developments in ier regions. This caused gross profit to decline 2% in the first f year from € 1.0 billion in 2002 to € 989 million in 2003.

OPERATING PROFIT AND MARGIN IMPROVE STRONGLY /// Operating profit for brand adidas in the second quarter of 2003 grew 121% to € 47 million versus € 21 million in the prior year. In the first six months, operating profit grew 25% from € 146 million in 2002 to € 182 million in 2003. This was due to a 7% reduction in operating expenses from € 864 million in 2002 to € 807 million in 2003. This reflects the non-recurrence of Football World Cup marketing expenses which totaled approximately € 40 million in 2002, as well as significantly lower expenses associated with the expansion of adidas Italy.

ORDER BACKLOG DEVELOPMENT REFLECTS DIFFICULT RETAIL SITUATION IN NORTH AMERICA /// Order backlogs at the end of the second quarter of 2003 for brand adidas declined 3%. On a currency-neutral basis, however, this equates to an increase of 4%, and was achieved despite continued difficult market conditions in North America and tough comparisons with the prior year. Footwear backlogs declined 7% and were flat on a currency-neutral basis. Apparel orders grew 1%, which represents an increase of 7% in currency-neutral terms. The main contributors to this growth were the Sport Performance training category, particulary adidas Colours, and the Sport Heritage division. In Europe, orders increased 8% (+10% currency-neutral) supported by strong growth in all categories, with footwear up 5% (+7% currency-neutral) and apparel backlogs up 10% (+12% currency-neutral). In Asia, backlogs grew 4% (+18% currency-neutral), with strong improvements coming from Japan and China. Footwear backlogs declined 10%, but grew 3% on a currency-neutral basis. Apparel orders increased 27% (+44% currency-neutral). This was driven by the Sport Performance training category and Sport Heritage. In North America, order backlogs were down 23%. This represents a decline of 12% on a currency-neutral basis and is in line with the guidance we provided for the market at the end of the quarter. Footwear backlogs declined 22% (−11% currency-neutral). Apparel orders declined 25% (−14% currency-neutral) as a result of the very poor retail environment in the USA.

adidas **ORDER BACKLOGS BY PRODUCT CATEGORY AND REGION**[1] changes in %

	Europe	North America	Asia	Total
Footwear	5	(22)	(10)	(7)
Apparel	10	(25)	27	1
Total	8	(23)	4	(3)

[1] At June 30, 2003, change year-over-year

adidas **ORDER BACKLOGS BY PRODUCT CATEGORY AND REGION, CURRENCY-NEUTRAL**[1] changes in %

	Europe	North America	Asia	Total
Footwear	7	(11)	3	0
Apparel	12	(14)	44	7
Total	10	(12)	18	4

[1] At June 30, 2003, change year-over-year



adidas SPORT PERFORMANCE /// GALAXY BAGGY RUNNING PANTS

lomon /// SALES FOR THE FIRST HALF DECREASED 1% OM € 194 MILLION IN 2002 TO € 191 MILLION IN 2003. ON A RRENCY-NEUTRAL BASIS, SALES INCREASED 5%. GROSS RGIN IMPROVED 1.8 PERCENTAGE POINTS FROM 34.6% IN)2 TO 36.4% IN 2003, DUE TO PRODUCTION EFFICIENCIES. ERATING EXPENSES WERE REDUCED SIGNIFICANTLY. AS A SULT, Salomon OPERATING PROFIT ROSE BY 29% FROM GATIVE € 56 MILLION IN THE FIRST SIX MONTHS OF 2002 TO GATIVE € 39 MILLION IN 2003. IN LIGHT OF THESE RESULTS D THE CURRENT FEEDBACK WE HAVE FROM RETAILERS, : ARE CONFIDENT THAT UNDERLYING Salomon SALES AND OFITS WILL DEVELOP POSITIVELY IN 2003.



amon /// EXPERT LOW OUTDOOR SHOE

CURRENCY-NEUTRAL SALES GROW 5% /// Salomon sales in the second quarter of 2003 decreased 5% (+2% currency-neutral) from € 71 million in 2002 to € 67 million. Year-to-date sales declined 1% from € 194 million in 2002 to € 191 million in 2003. On a currency-neutral basis, however, this represents a growth of 5%. All regions contributed to the positive development except North America. From a category perspective, strong increases came from alpine products, bicycle components and apparel.

GROSS PROFIT IMPROVEMENT REFLECTS PRODUCTION EFFICIENCIES /// Salomon gross profit increased 5% from € 27 million in the second quarter of 2002 to € 28 million in 2003. In the first six months, Salomon gross margin improved 1.8 percentage points from 34.6% in 2002 to 36.4% in 2003. This development was driven by strong gains at Mavic as well as increasing production efficiencies at Salomon. As a result, half year gross profit at Salomon increased 4% from € 67 million in 2002 to € 70 million in 2003.

OPERATING PROFIT IMPROVES BY 29% /// Salomon operating profit improved 16% in the second quarter from negative € 29 million in 2002 to negative € 24 million in 2003. For the first half year, operating profit improved 29% from negative € 56 million in 2002 to negative € 39 million in 2003. In addition to an improving gross margin, *a major reduction in operating expenses drove this* development. Operating expenses as a percentage of net sales decreased 6.4 percentage points from 63.4% for the first six months of 2002 to 57.0% in 2003. Salomon operating margin also improved 8.1 percentage points from negative 28.8% in 2002 to negative 20.6% in 2003. The negative operating profit in the first half year, where expenses as a percentage of net sales are disproportionately high, reflects the seasonality of Salomon's business.

POSITIVE UNDERLYING SALES GROWTH EXPECTED FOR 2003 /// Because of the strong seasonality of Salomon's business and the often short-term nature of orders within the winter sports industry, we do not provide backlog information for the Salomon family of brands. Nevertheless, Salomon's improved position in the first half year supports our outlook of stable to slightly positive currency-neutral sales development for the full year.

Salomon AT A GLANCE € in millions

	1st Half Year 2003	1st Half Year 2002	Change
Net sales	191	194	(1%)
Gross margin	36.4%	34.6%	1.8pp
Operating profit	(39)	(56)	29%

FIRST HALF YEAR 2003 Salomon NET SALES BY REGION


Latin America 1%
69% Europe
North America 23%
Asia 7%

Salomon NET SALES BY QUARTER € in millions


Q1 2003
124
Q1 2002
123
Q2 2003
67
Q2 2002
71
Q3 2002
230
Q4 2002
260

ıylorMade-adidas Golf /// SALES DECLINED 18%

3% CURRENCY-NEUTRAL) FROM € 379 MILLION IN 2002 TO 311 MILLION IN 2003. EXCLUDING THE € 17 MILLION SALES ıR SLAZENGER GOLF IN THE FIRST HALF OF 2002 FROM A CENSE AGREEMENT THAT WAS NOT RENEWED IN 2003, ıLES DECLINED 14%, WHICH REPRESENTS AN INCREASE ⁻ 1% IN CURRENCY-NEUTRAL TERMS. GROSS MARGIN ECLINED 1.7 PERCENTAGE POINTS FROM 49.1% IN 2002) 47.3% IN 2003. OPERATING EXPENSES WERE REDUCED GNIFICANTLY THROUGH INCREASED MARKETING EFFICIEN- ES. HOWEVER, DUE TO LOWER SALES, OPERATING PROFIT ECLINED 27% FROM € 43 MILLION IN 2002 TO € 31 MILLION 2003. FOR THE REMAINDER OF 2003, WE EXPECT UNDERLY- G SALES TO BE STABLE WITH INCREASING PROFITABILITY.


R540

ylorMade /// R540 DRIVER

CURRENCY-NEUTRAL SALES PERFORMANCE IMPROVES STRONGLY IN Q2 /// Second quarter sales at TaylorMade-adidas Golf were down 13% from € 203 million in 2002 to € 177 million in 2003 (+4% currency-neutral). As a result, sales for the first half were down 18% from € 379 million in 2002 to € 311 million in 2003 (–3% currency-neutral). Excluding the € 17 million of Slazenger Golf sales that was included in last year's sales as part of a licensing partnership with Dunlop Slazenger, sales declined 14% (+1% currency-neutral). The currency-neutral sales increase is attributable to growth in RAC irons, as well as in footwear and apparel.

GROSS MARGIN POSITIVELY INFLUENCED BY NEW PRODUCTS /// TaylorMade-adidas Golf gross profit decreased 10% from € 98 million in the second quarter of 2002 to € 88 million in 2003. In the first half year, gross margin declined 1.7 percentage points from 49.1% in 2002 to 47.3% in 2003. A higher proportion of *R500 metalwoods and RAC irons sales with over-proportion*ately high gross margins was more than offset by increased clearance sales. This development, combined with the lower revenue in the first quarter, caused gross profit for the first half to be down 21% from € 186 million in 2002 to € 147 million in 2003.

LOWER FIRST HALF OPERATING PROFIT DESPITE Q2 IMPROVEMENT /// Operating profit for TaylorMade-adidas Golf was stable at € 29 million in the second quarter of 2003 (2002: € 29 million). As a result of a negative performance in the first quarter, operating profit for the first six months decreased 27% from € 43 million in 2002 to € 31 million in 2003. Operating expenses as a percentage of net sales declined 0.5 percentage points in the first half year from 37.7% in 2002 to 37.2% in 2003. This reflects marketing efficiencies and strict cost control. These improvements, however, could not compensate for sales declines, which led to a decrease in the operating margin by 1.3 percentage points from 11.4% in 2002 to 10.1% in 2003.

SALES PERFORMANCE THROUGHOUT 2003 REFLECTING COMPARISON ISSUES /// Because backlogs are measured differently in golf than in other parts of our business, we do not provide order information for TaylorMade-adidas Golf. However, it is clear that TaylorMade-adidas Golf sales are unlikely to be maintained at prior year levels. Elimination of the Slazenger Golf business from 2003 sales will reduce our full year golf revenues by approximately € 25 million. Excluding this effect, we continue to expect stable currency-neutral sales at TaylorMade-adidas Golf and operating profit improvements for the full year.

TaylorMade-adidas Golf AT A GLANCE € in millions

	1st Half Year 2003	1st Half Year 2002	Change
Net sales	311	379	(18%)
Gross margin	47.3%	49.1%	(1.7pp)
Operating profit	31	43	(27%)

FIRST HALF YEAR 2003 TaylorMade-adidas Golf NET SALES BY REGION


Asia 28%
56% North America
Europe 16%

TaylorMade-adidas Golf NET SALES BY QUARTER € in millions


Q1 2003
134
Q1 2002
176
Q2 2003
177
Q2 2002
203
Q3 2002
137
Q4 2002
191

utlook /// AS A RESULT OF OUR PERFORMANCE DURING
IE FIRST HALF OF 2003 AND BUSINESS EXPECTATIONS FOR
IE REMAINDER OF THE YEAR, WE CONFIRM OUR SALES
ID EARNINGS GUIDANCE AS PROVIDED WITH OUR 2002
ILL YEAR RESULTS. GROUP REVENUES ARE EXPECTED TO
CREASE BY AROUND 5% ON A CURRENCY-NEUTRAL BASIS,
ITH BETTER THAN ORIGINALLY EXPECTED SALES AND
ROFITABILITY IN EUROPE AS WELL AS SOLID CURRENCY-
EUTRAL GROWTH IN ASIA AND LATIN AMERICA. IN NORTH
IERICA, CURRENCY-NEUTRAL SALES ARE LIKELY TO BE
IGHTLY BELOW 2002 LEVELS. GROSS MARGIN IS EXPECTED
BE BETWEEN 42 AND 43%, AND OPERATING MARGIN IS
(PECTED TO IMPROVE. AS A RESULT OF THESE DEVELOP-
ENTS, GROUP EARNINGS FOR THE FULL YEAR ARE EXPECTED
GROW BETWEEN 10 AND 15%.

RISK IDENTIFICATION AND ANALYSIS /// The international sporting goods industry is highly competitive and success depends on the correct assessment of future trends and challenges. At adidas-Salomon, the Management continuously gathers and analyzes business intelligence, including a qualitative assessment of the future business environment, in order to best identify strategies to avoid or lower risk. Earlier in 2003, the potential effects of the Severe Acute Respiratory Syndrome (SARS) on our business were identified as part of the Group's ongoing risk analysis process. As the majority of these impacts occurred in the second quarter of 2003 and the major health issues appear to have abated, we currently do not anticipate major impacts on our global business prospects as a result of SARS. However, consumer spending and retail order taking in certain Asian markets continue to reflect the effects of this health crisis. In addition, with respect to the current business outlook, no immediate risks have been identified which could *jeopardize the Group's ongoing business health and viability.*



adidas SPORT STYLE ///
Y-3 FIELD II F SHOE

NO MATERIAL TRANSACTIONS SINCE THE END OF THE SECOND QUARTER /// No material transactions at the Group or brand level occurred between the end of the second quarter of 2003 and the publication of this report on August 6, 2003.

IMPROVED CONDITIONS FOR ECONOMIC RECOVERY /// While global economic activity has picked up only modestly since the end of the war in Iraq, general conditions for a turnaround have improved. Recent share price increases, reduced interest rates, lower oil prices and fiscal stimuli in the USA and some European countries have increased the potential for an economic upswing. In the USA, the tax cuts in combination with the lowest interest rates in 45 years are expected to support stronger growth in the second half of 2003. In Europe, however, prospects of consumer-driven growth are constrained by the increasing weakness in the labor market. Recent interest rate reductions by the European Central Bank seem unable to trigger a sustained turnaround. With *the biggest negative effect of the stronger euro on exports* still to come due to an expected further appreciation of the euro, substantial growth in domestic demand would be necessary to generate a noticeable recovery later this year. As this currently appears unlikely, economists do not expect a major turnaround until 2004. Prospects for Japan strongly depend on the development of consumer spending, which accounts for over 60% of national GDP. And in Latin America, the economic situation continues to be negatively influenced by ongoing unfavorable financing terms domestically and abroad. In addition, demand for investment goods is likely to remain weak.

ROMOTIONAL ENVIRONMENT IN SPORTING GOODS SECTOR XPECTED TO CONTINUE /// The sporting goods sector is xpected to remain under pressure for the remainder of 2003. iven the high level of inventory at retail and low consumer entiment, the strongly promotional environment in the North merican sporting goods market is expected to remain through-ut the back-to-school season. This is likely to put further pres-ure on all major suppliers and retailers. In Europe, the environ-nent also remains difficult, however the strong sports lifestyle roduct cycle is expected to continue to positively influence per-rmance in the second half of 2003. Sporting goods perform-nce at retail in Japan and South Korea continues to face tough omparisons from the Football World Cup year 2002.

IGHER THAN EXPECTED GROWTH IN EUROPE AND SOLID ERFORMANCE IN ASIA AND LATIN AMERICA TO DRIVE THE OP LINE IN 2003 /// As a result of adidas backlogs, retailer eedback and the anticipated macroeconomic environment, e continue to expect Group revenue growth of around 5% on currency-neutral basis. This will be driven by higher than riginally anticipated sales in Europe. In addition, solid sales rowth in Asia and Latin America is expected to continue on a urrency-neutral basis. As a result of extremely difficult market onditions in North America, currency-neutral sales in the egion are likely to be slightly below 2002 levels. Reported sales all regions will be negatively impacted by the stronger euro is-à-vis most other major currencies.

GROSS MARGIN STRENGTH CONTINUES /// Based on the positive development of adidas' gross margin in the first half and the strengthening euro, which will impact gross margin more significantly in the second half of 2003, we expect Group gross margin to be between 42 and 43%.

OPERATING MARGIN IMPROVEMENT EXPECTED /// We continue to expect visible operating margin improvement for the Group in 2003.

NET INCOME TO INCREASE 10 TO 15% /// As a result of the underlying sales development within the Group as well as continued gross margin and operating expense improvements, we confirm our 2003 full year earnings target of 10 to 15% net income growth.



Mavic-adidas Cycling /// KSYRIUM TOUR DE FRANCE LIMITED EDITION WHEEL

SOLIDATED BALANCE SHEET (IFRS) € in millions

	June 30 2003	June 30 2002	Change in %	Dec. 31 2002
ı and cash equivalents	**64**	86	(25.9)	76
ounts receivable	**1,217**	1,261	(3.5)	1,293
ntories	**1,285**	1,350	(4.8)	1,190
er current assets	**320**	328	(2.4)	267
l current assets	**2,886**	3,026	(4.6)	2,826
perty, plant and equipment, net	**335**	359	(6.9)	366
dwill, net	**615**	642	(4.3)	639
er intangible assets, net	**111**	82	35.0	115
erred tax assets	**197**	180	9.0	170
er non-current assets	**191**	107	78.7	145
l non-current assets	**1,449**	1,372	5.6	1,435
l assets	**4,335**	4,398	(1.4)	4,261
rt-term borrowings	**0**	262	(100.0)	0
ounts payable	**548**	650	(15.6)	668
me taxes	**161**	113	42.9	112
rued liabilities and provisions	**476**	360	32.1	451
er current liabilities	**160**	198	(19.2)	149
al current liabilities	**1,344**	1,582	(15.0)	1,381
g-term borrowings	**1,647**	1,674	(1.6)	1,574
sions and similar obligations	**102**	94	8.0	99
erred tax liabilities	**52**	49	6.8	51
er non-current liabilities	**27**	11	132.8	19
al non-current liabilities	**1,828**	1,828	(0.0)	1,743
ority interests	**53**	48	9.9	56
reholders' equity	**1,110**	940	18.1	1,081
al liabilities, minority interests and shareholders' equity	**4,335**	4,398	(1.4)	4,261

nding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

onsolidated Balance Sheet

INTERIM FINANCIAL STATEMENTS (IFRS)

NSOLIDATED INCOME STATEMENT (IFRS) € in millions

	1st Half Year **2003**	1st Half Year 2002	Change	2nd Quarter **2003**	2nd Quarter 2002	Change
t sales	**3,061**	3,144	(2.7%)	**1,392**	1,507	(7.6%)
st of sales	**1,729**	1,786	(3.2%)	**769**	832	(7.6%)
oss profit	**1,331**	1,358	(2.0%)	**623**	675	(7.6%)
in % of net sales)	**43.5%**	43.2%	0.3pp	**44.8%**	44.8%	(0.0pp)
lling, general and administrative expenses	**1,106**	1,145	(3.4%)	**539**	582	(7.5%)
(in % of net sales)	**36.1%**	36.4%	(0.3pp)	**38.7%**	38.7%	0.1pp
preciation and amortization (excl. goodwill)	**48**	46	3.3%	**23**	23	(3.5%)
erating profit	**178**	167	6.2%	**62**	69	(10.5%)
(in % of net sales)	**5.8%**	5.3%	0.5pp	**4.4%**	4.6%	(0.1pp)
odwill amortization	**22**	22	0.3%	**11**	11	(0.8%)
yalty and commission income	**20**	22	(9.3%)	**10**	12	(16.7%)
ancial expenses, net	**28**	46	(39.8%)	**10**	27	(63.8%)
come before taxes	**148**	121	21.9%	**50**	42	19.5%
(in % of net sales)	**4.8%**	3.9%	1.0pp	**3.6%**	2.8%	0.8pp
come taxes	**59**	49	21.0%	**19**	15	22.2%
(in % of income before taxes)	**39.8%**	40.1%	(0.3pp)	**37.4%**	36.5%	0.8pp
et income before minority interests	**89**	73	22.5%	**31**	27	17.9%
nority interests	**(6)**	(4)	30.1%	**1**	(1)	(143.6%)
et income	**83**	68	22.0%	**32**	25	26.8%
(in % of net sales)	**2.7%**	2.2%	0.5pp	**2.3%**	1.7%	0.6pp
asic earnings per share (in €)	**1.83**	1.50	21.7%	**0.71**	0.56	26.5%
luted earnings per share (in €)	**1.83**	–		**0.71**	–	

unding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Income Statement

onsolidated Statement of Cash Flows

NSOLIDATED STATEMENT OF CASH FLOWS (IFRS) € in millions

	1st Half Year 2003	1st Half Year 2002
erating activities:		
ome before taxes	**148**	121
ustments for:		
epreciation and amortization (incl. goodwill)	**77**	77
Inrealized foreign exchange gains, net	**26**	60
nterest income	**(6)**	(3)
nterest expense	**35**	37
ains on sale of property, plant and equipment, net	**(0)**	(8)
erating profit before working capital changes	280	285
Decrease/(Increase) in receivables and other current assets	**6**	(198)
ncrease in inventories	**(117)**	(139)
Decrease)/Increase in accounts payable and other current liabilities	**(53)**	199
sh provided by operations	117	147
nterest paid	**(34)**	(36)
ncome taxes paid	**(53)**	(97)
t cash provided by operating activities	30	13
esting activities:		
Purchase of goodwill and other intangible assets	**(15)**	(78)
Purchase of property, plant and equipment	**(36)**	(48)
Proceeds from sale of property, plant and equipment	**16**	13
Acquisition of subsidiaries net of cash acquired	**0**	(18)
ncrease in investments and other long-term assets	**(43)**	(14)
nterest received	**6**	3
t cash used in investing activities	(72)	(142)
ancing activities:		
ncrease in long-term borrowings	**80**	100
Dividends of adidas-Salomon AG	**(45)**	(42)
Dividends to minority shareholders	**(4)**	(3)
Exercised share options	**2**	0
ncrease in short-term borrowings	**0**	80
t cash provided by financing activities	33	135
ect of exchange rates on cash	(3)	(6)
crease)/Increase in cash and cash equivalents	**(12)**	1
sh and cash equivalents at beginning of year	**76**	85
sh and cash equivalents at end of period	64	86

unding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (IFRS) € in millions

	Share capital	Capital surplus	Cumulative translation adjustments	Fair values of financial instruments	Retained earnings	Total
Balance at December 31, 2001	**116**	**8**	**10**	**18**	**864**	**1,015**
Net income					68	68
Dividend payment					(42)	(42)
Net loss on cash flow hedges, net of tax				(63)		(63)
Net gain on net investments in foreign subsidiaries, net of tax				1		1
Currency translation			(39)			(39)
Balance at June 30, 2002	**116**	**8**	**(29)**	**(44)**	**890**	**940**
Balance at December 31, 2002	**116**	**12**	**(57)**	**(41)**	**1,050**	**1,081**
Net income					83	83
Dividend payment					(45)	(45)
Exercised share options	0	2				2
Net gain on cash flow hedges, net of tax				18		18
Net gain on net investments in foreign subsidiaries, net of tax				2		2
Currency translation			(31)			(31)
Balance at June 30, 2003	**116**	**14**	**(88)**	**(21)**	**1,088**	**1,110**

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Statement of Changes in Equity

⟩TES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (IFRS) AS AT JUNE 30, 2003

/// BASIS OF PREPARATION

ie unaudited consolidated interim financial statements of adidas-Salomon AG and its subsidiaries ollectively the "Group" or "adidas-Salomon") for the first six months ending June 30, 2003 were epared in accordance with accounting principles adopted by the International Accounting Standards ard ("International Financial Reporting Standards" – "IFRS"). The Group applied all International nancial Reporting Standards and Interpretations of the International Financial Reporting Standing terpretations Committee effective as at June 30, 2003.

The accounting policies used in the preparation of the interim financial statements are consis-nt with those in the annual consolidated financial statements for the year ending December 31, 02; additionally, the Group applied IAS 34 "Interim Financial Reporting".

Costs that are incurred unevenly during the financial year are anticipated or deferred in the terim report only if it would be also appropriate to anticipate or defer such costs at the end of the iancial year.

These interim consolidated financial statements should be read in conjunction with the 2002 inual consolidated financial statements. The comments contained therein also apply to the iarterly financial statements and are not repeated unless explicit reference is made to certain ianges. The results of operations for the first six months ending June 30, 2003 are not necessarily dicative of results to be expected for the entire year.

/// SEASONALITY

ie sales of the Group in certain product categories are seasonal and therefore revenues and tributable earnings may vary within the fiscal year. As adidas brand sales account for approxi-ately 80% of the Group's net revenues, sales and earnings tend to be strongest in the first and ird quarters of the fiscal year. However, shifts in the share of sales and attributable earnings of articular product categories, brands or the regional composition may occur throughout the year.

/// EARNINGS PER SHARE

asic earnings per share are calculated by dividing net income by the weighted average number of itstanding shares during the period (2003: 45,438,672 shares; 2002: 45,349,200 shares).

Dilutive potential shares have arisen under the management stock option plan of adidas-alomon AG (MSOP), which was implemented in 1999. As none of the required performance criteria r the exercise of the stock options of Tranche I of the stock option plan have been fulfilled to date, is Tranche did not affect the calculation of dilutive earnings per share. However under Tranche II the stock option plan, dilutive potential shares do impact the diluted earnings per share lculation. The weighted average number of shares for calculating dilutive earnings per share 45,447,181 as at June 30, 2003. In June 2002, dilutive potential shares did not exist.

4 /// SEGMENTAL REPORTING

Financial information in accordance with the management approach is presented on pages 26–27 of this report.

Compared to the 2002 annual financial statements, the TaylorMade-adidas Golf segment does not include Slazenger Golf. At the beginning of January 2002, the Group took over the distribution and licensing rights for the Maxfli and Slazenger Golf brands from the Dunlop Slazenger group. Whereas adidas-Salomon purchased the Maxfli brand in late 2002, the distribution and licensing rights for Slazenger Golf were terminated. Net sales for the Slazenger Golf brand were approximately € 17 million in the first half of 2002.

5 /// SHAREHOLDERS' EQUITY

Following the expiration of the second and third exercise period of Tranche II of the management stock option plan of adidas-Salomon AG (MSOP), an additional 17,750 and 13,500 no-par-value bearer shares were issued effective January 16, 2003 and June 30, 2003 respectively. The total number of no-par-value shares thus amounts to 45,453,750. The new shares carry dividend rights as of January 1, 2003.

Accordingly, the stock capital of adidas-Salomon AG was increased by € 45,440 and € 34,560 to a total of € 116,361,600.

Trading of the new shares commenced on January 20 and July 4, 2003 respectively.

6 /// OTHER INFORMATION

As recommended by the Management, a dividend of € 1.00 per share totaling € 45,422,500 was paid for the fiscal year 2002 following the approval of the Annual General Meeting held on May 8, 2003.

Herzogenaurach, August 5, 2003 /// The Executive Board of adidas-Salomon AG

EGMENTAL INFORMATION BY BRAND € in millions

	1st Half Year 2003	1st Half Year 2002	2nd Quarter 2003	2nd Quarter 2002
didas				
et sales	**2,542**	2,554	**1,137**	1,224
ross profit	**989**	1,009	**435**	491
ross margin	**38.9%**	39.5%	**38.2%**	40.1%
perating profit	**182**	146	**47**	21
alomon				
let sales	**191**	194	**67**	71
ross profit	**70**	67	**28**	27
ross margin	**36.4%**	34.6%	**41.7%**	37.8%
perating profit	**(39)**	(56)	**(24)**	(29)
aylorMade-adidas Golf				
let sales	**311**	379	**177**	203
iross profit	**147**	186	**88**	98
iross margin	**47.3%**	49.1%	**49.9%**	48.2%
perating profit	**31**	43	**29**	29
IQ/Consolidation				
let sales	**17**	17	**11**	8
iross profit	**126**	96	**72**	59
perating profit	**4**	34	**10**	47
otal				
let sales	**3,061**	3,144	**1,392**	1,507
iross profit	**1,331**	1,358	**623**	675
iross margin	**43.5%**	43.2%	**44.8%**	44.8%
perating profit	**178**	167	**62**	69

ounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Segmental Information by Brand

MENTAL INFORMATION BY REGION € in millions

	1st Half Year **2003**	1st Half Year 2002	2nd Quarter **2003**	2nd Quarter 2002
pe				
sales	**1,657**	1,553	**724**	702
s profit	**662**	619	**294**	300
s margin	**39.6%**	39.7%	**40.2%**	42.6%
ating profit	**245**	214	**84**	82
th America				
sales	**790**	953	**385**	478
s profit	**288**	369	**147**	190
s margin	**35.2%**	37.5%	**36.8%**	38.4%
rating profit	**47**	55	**37**	37
sales	**509**	539	**229**	279
s profit	**239**	268	**108**	143
s margin	**46.8%**	49.5%	**47.1%**	51.1%
rating profit	**72**	67	**28**	31
n America				
sales	**78**	78	**42**	39
ss profit	**29**	32	**17**	18
ss margin	**37.8%**	41.1%	**39.9%**	45.1%
rating profit	**11**	11	**7**	6
Consolidation				
sales	**26**	21	**12**	10
ss profit	**113**	70	**57**	24
rating profit	**(197)**	(180)	**(95)**	(87)
al				
sales	**3,061**	3,144	**1,392**	1,507
ss profit	**1,331**	1,358	**623**	675
ss margin	**43.5%**	43.2%	**44.8%**	44.8%
rating profit	**178**	167	**62**	69

nding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

egmental Information by Region

ECUTIVE BOARD ///

ERBERT HAINER
hairman and Chief Executive Officer

LENN BENNETT
lobal Operations

ANFRED IHLE
egal and Environmental Affairs

OSS McMULLIN
orth America

ICHEL PERRAUDIN
uman Resources, Key Projects and Corporate Services

OBIN J. STALKER
inance

RICH STAMMINGER
lobal Marketing

SUPERVISORY BOARD ///

HENRI FILHO
Chairman

DR. HANS FRIDERICHS
Deputy Chairman

FRITZ KAMMERER [1]
Deputy Chairman

SABINE BAUER [1]

GEROLD BRANDT

DAVID BROMILOW

HERBERT MÜLLER [1]

HANS RUPRECHT [1]

CHARLES THOMAS SCOTT

HEIDI THALER-VEH [1]

CHRISTIAN TOURRES

KLAUS WEISS [1]

[1] Employee representative

Biographical information on Executive Board members as well as mandates for all members of both the Executive and Supervisory Boards are available in the 2002 annual report and at www.adidas-Salomon.com.

Management Boards

ɔVEMBER 5 ///	NINE MONTHS 2003 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST
ARCH 10 ///	2003 FULL YEAR RESULTS PRESS AND ANALYST CONFERENCES PRESS RELEASE, CONFERENCE CALL AND WEBCAST
AY 5 ///	FIRST QUARTER 2004 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST
AY 13 ///	ANNUAL GENERAL MEETING IN FÜRTH, GERMANY WEBCAST
AY 14 ///	DIVIDEND PAID*
UGUST 4 ///	FIRST HALF 2004 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST

*SUBJECT TO ANNUAL GENERAL MEETING APPROVAL

Financial Calendar 2003/2004

adidas-Salomon AG
WORLD OF SPORTS /// 91074 HERZOGENAURACH /// GERMANY
TEL: +49(0)9132 84-0 /// FAX: +49(0)9132 84-2241
www.adidas-Salomon.com

INVESTOR RELATIONS
TEL: +49(0)9132 84-3584 /// FAX: +49(0)9132 84-3127
e-mail: investor.relations@adidas.de
www.adidas-Salomon.com/en/investor/

adidas-Salomon is a member of DAI (German Share Institute),
DIRK (German Investor Relations Association)
and NIRI (National Investor Relations Institute, USA).

This report is also available in German.

CONCEPT AND DESIGN
häfelinger+wagner design, munich

Salomon

INE MONTHS REPORT 2003



adidas-Salomon

INE MONTHS NET SALES € in millions

999	4,159
000	4,442
001	4,717
002	5,012
003	4,913

INE MONTHS BASIC EARNINGS PER SHARE €

999	4.99
000	3.91
001	4.07
002	4.40
003	5.14

adidas-Salomon SEGMENTAL INFORMATION € in millions

	3rd Quarter 2003	3rd Quarter 2002	Change	Nine Months 2003	Nine Months 2002	Change
adidas						
Net sales	**1,475**	1,496	(1.4%)	**4,017**	4,050	(0.8%)
Gross profit	**613**	604	1.5%	**1,602**	1,614	(0.7%)
Operating profit	**209**	203	3.1%	**391**	349	12.2%
Number of employees at end of period	**9,439**	8,706	8.4%	**9,439**	8,706	8.4%
Salomon						
Net sales	**199**	230	(13.6%)	**390**	424	(8.0%)
Gross profit	**89**	109	(18.1%)	**159**	176	(9.8%)
Operating profit	**36**	52	(30.3%)	**(3)**	(4)	15.1%
Number of employees at end of period	**2,826**	2,494	13.3%	**2,826**	2,494	13.3%
TaylorMade-adidas Golf						
Net sales	**176**	137	28.4%	**487**	516	(5.7%)
Gross profit	**81**	69	17.4%	**228**	255	(10.6%)
Operating profit	**29**	5	446.9%	**60**	48	25.0%
Number of employees at end of period	**1,160**	1,129	2.7%	**1,160**	1,129	2.7%

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Financial Highlights

NANCIAL HIGHLIGHTS (IFRS)

	3rd Quarter 2003	3rd Quarter 2002	Change	Nine Months 2003	Nine Months 2002	Change
erating Highlights € in millions						
et sales	**1,853**	1,868	(0.8%)	**4,913**	5,012	(2.0%)
erating profit	**270**	243	11.2%	**448**	410	9.2%
et income	**150**	131	14.5%	**234**	199	17.1%
ey Ratios %						
oss margin	**45.0**	43.8	1.2pp	**44.1**	43.4	0.7pp
elling, general and administrative expenses as a percentage of net sales	**29.1**	29.6	(0.4pp)	**33.5**	33.9	(0.4pp)
BITDA as a percentage of net sales	**16.5**	14.9	1.6pp	**11.2**	10.0	1.2pp
fective tax rate	**37.9**	37.2	0.7pp	**38.6**	38.2	0.4pp
et income as a percentage of net sales	**8.1**	7.0	1.1pp	**4.8**	4.0	0.8pp
uity ratio	**28.6**	24.3	4.3pp	**28.6**	24.3	4.3pp
nancial leverage	**114.1**	170.8	(56.7pp)	**114.1**	170.8	(56.7pp)
alance Sheet Data € in millions						
otal assets	**4,357**	4,441	(1.9%)	**4,357**	4,441	(1.9%)
ventories	**1,088**	1,151	(5.5%)	**1,088**	1,151	(5.5%)
eceivables and other current assets	**1,747**	1,774	(1.5%)	**1,747**	1,774	(1.5%)
orking capital	**1,563**	1,782	(12.3%)	**1,563**	1,782	(12.3%)
et total borrowings	**1,423**	1,843	(22.8%)	**1,423**	1,843	(22.8%)
hareholders' equity	**1,247**	1,079	15.6%	**1,247**	1,079	15.6%
er Share of Common Stock €						
asic earnings per share	**3.31**	2.89	14.3%	**5.14**	4.40	16.8%
iluted earnings per share	**3.31**	–	–	**5.14**	–	–
asic earnings per share (without goodwill amortization)	**3.55**	3.15	12.8%	**5.88**	5.15	14.2%
perating cash flow per share	**5.11**	2.61	96.0%	**5.11**	2.61	96.0%
hare price at end of period	**74.95**	69.10	8.5%	**74.95**	69.10	8.5%
ther						
umber of employees at end of period	**15,541**	14,311	8.6%	**15,541**	14,311	8.6%
umber of shares outstanding at end of period	**45,453,750**	45,349,200	0.2%	**45,453,750**	45,349,200	0.2%
verage number of shares	**45,453,750**	45,349,200	0.2%	**45,451,898**	45,349,200	0.2%

ounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

'ERATIONAL HIGHLIGHTS THIRD QUARTER 2003 ///



Euro 2004

(1) (2) (3) (4) (5)



Sustainability Indexes

(6) (7) (8) (9) (10)



(11)

LY /// adidas extends its partnership agreement with
: Milan and remains official sponsor, official supplier
d licensee until 2010. (1)

'LY /// France's second adidas concept store opens in
on. (2)

ILY /// adidas signs a sponsorship agreement for the
ropean Football Championship 2004 in Portugal and is
w partner of all major football competitions. (3)

JGUST /// adidas signs six-time NBA All-Star Kevin
rnett to a lifetime contract. Along with Tracy McGrady
d Tim Duncan, Garnett gives adidas three of the top
e players in the league. (4)

AUGUST /// Allyson Felix, the 17-year-old sprinting sensation from Los Angeles, joins the adidas family. (5)

AUGUST /// TaylorMade opens the Golf Center of Excellence in *Herzogenaurach, Germany*, the *only one* of its kind in Europe. (6)

SEPTEMBER /// adidas and IBA super middleweight champion Laila Ali enter into a multi-year partnership. (7)

SEPTEMBER /// For the fourth time in a row, adidas-Salomon is selected to join the Dow Jones Sustainability Group Index (DJSGI), tracking the performance of the leading sustainability-driven companies worldwide. (8)

SEPTEMBER /// After a successful store opening in Singapore in July, adidas opens North America's second Originals Store in Miami Beach. Later in the month, it is Milan's turn to see an Originals Store open its doors. (9)

SEPTEMBER /// adidas officially announces the extension of its partnership with Asia's No. 1 tennis star, Paradorn Srichaphan. (10)

SEPTEMBER /// adidas-Salomon Executive Board members and top managers welcome investors and analysts at the Group's fourth Investor Day where they present adidas, Salomon and TaylorMade's latest products and technologies and also the Group's regional strategies. (11)

'ORTING HIGHLIGHTS THIRD QUARTER 2003 ///



(1) (2) (3) (4) (5)



(6) (7) (8) (9)

JLY /// Ian Thorpe with his revolutionary adidas
TCONCEPT full body swimsuit wins three gold medals
the FINA World Swimming Championships in
rcelona. (1)

JLY /// Mavic-adidas Cycling celebrates 30 years of
avic participation at the centennial Tour de France
th the Ksyrium SSC SL Tour de France wheel, a special
ition featuring Mavic's finest technology. (2)

JLY /// At the Open Championship in Sandwich,
gland, one of the biggest Major tournaments world-
de, TaylorMade-adidas Golf confirms its No. 1 position
drivers, fairway woods und irons. (3)

AUGUST /// Her memorable victory in the US Open paves the way for Justine Henin-Hardenne to advance to the No. 1 position in the Women's Tennis Association rankings later in the year. (4)

AUGUST /// The *Track and Field Championships in Paris* see numerous adidas athletes win gold, including sprinter Kim Collins (St. Kitts & Nevis) and high jumper Hestrie Cloete (South Africa). (5, 6)

SEPTEMBER /// A new world record and participation by 32,000 athletes confirms the Berlin Marathon as one of the biggest and most important running events worldwide. (7)

SEPTEMBER /// At the Berlin inline skate marathon, SAAB Salomon World Team skaters Juan-Carlos Betancur and Pascal Briand win the event and take the victory in the Grand Prix and World Inline Cup overall rankings respectively. (8)

SEPTEMBER /// adidas is the official sponsor, supplier and licensee of the FIFA Women's Football World Cup, which is won by the adidas sponsored German team 2-1 against Sweden. (9)

perational and Sporting Highlights

DEAR SHAREHOLDERS,

The recent Women's Football World Cup ended with a dramatic golden goal header from Nia Künzer, securing the world champion title for the adidas sponsored German national team. Several billion cumulative viewers worldwide saw Nia's goal – and they saw the intensity and passion behind it. They saw a team coming together to win against tough competition. Our Group's performance this year has shown many of the same characteristics.

We've faced uncertain markets, an unsettled global situation and aggressive competition. Through the end of the first nine months, underlying revenues grew 7%, with sales up in all regions except North America. Our intensity to win has come through, too, with margin and cost control achievements that will allow us to meet our 2003 targets of increasing currency-neutral sales by around 5% and growing our bottom line by 10 to 15%.

TaylorMade-adidas Golf was our strongest growing segment year-to-date and delivered a particularly strong round in the third quarter, with sales, excluding currency effects, up over 40% and operating profit up nearly 500% over the prior year. The launch of new products such as the Miscela women's set, the HT irons and the XD metalwoods played a key role in this performance.

Brand adidas growth was driven by strength in the running and training categories in the Sport Performance division as well as continued positive underlying performance in the Sport Heritage division. In running, ClimaCool® technology is well ahead of expectations. We have already announced that we will beat initial 2003 sales forecasts of 2 million pairs of footwear and 2 million pieces of apparel by selling more than 3 million pairs and pieces respectively. Similarly, in Sport Performance apparel, the adidas Colours collection helped drive the highest third quarter sales growth we have seen in the category in three years. And Sport Heritage is a major contributor to adidas' year-to-date performance with apparel sales in the division up nearly 60% over 2002 levels and currency-neutral revenues for the division up solidly.



Herbert Hainer ///
Chairman and Chief Executive Officer

Letter to the Shareholders

At Salomon, strict cost control efforts resulted in improved operating results and margins. owever, the solid trends of the first half year came under pressure in the third quarter as egative currency developments affected the top line and gross margins. In addition, undering sales in alpine categories were also softer as winter sales industry-wide started off slowly is year. On the positive side, soft goods and cycling components were important growth itegories for Salomon.

Gross margin improvement was another important story in the quarter, with a rise of over 20 basis points to 45.0%. This highlights the increasing impact of adidas own-retail sales, hich now make up 8% of brand adidas sales, ongoing product mix improvements and the rength of the euro. Based on this performance, it is now clear that we will exceed our full ear gross margin target of 42 to 43%.

Earnings for the first nine months of the year grew by 17%. Even looking only at the third uarter, when our adidas business in North America slowed considerably, we were still able to row earnings by 15% to a record level of € 150 million. And all of our operating measureents moved in the right direction, despite the very nervous and fast-moving nature of the arkets in which we operate.

Looking forward, North American markets remain crucial to our success. As you know, oss McMullin, who led our efforts there, has taken a leave of absence for health reasons. ut our North American organization has a young and motivated group of leaders who are orking hard to meet the challenges of a competitive marketplace. We all know what has happen. While our market share is up slightly on the previous year's level and market esearch data shows that brand adidas continues to enjoy a strong following among athletes nd sports enthusiasts, all of our efforts these days are concentrated on delivering retail ell-through.



We aren't expecting this to happen overnight. It will come as a result of many changes we are making in the region to further enhance the performance image of our brand. It's about getting all the details right and that's why we are analyzing each and every aspect of how we do business in North America. And in the coming months, you will hear more from us regarding improvements we will make to distribution, marketing and brand communication in North America, which we believe are critical to the long-term positioning of our brands in that market.

I know we have what it takes to get closer to our goal of leadership in the sporting goods sector. In Europe, we will continue to seize new opportunities as a result of our very successful "Winning in Europe" program. In Asia, our new organization under Christophe Bezu will leverage the lessons learned from our strong growth in Japan to ensure continued momentum in fast growing markets such as China and South Korea. And in North America, we will utilize sharper communication, distribution and channel-specific products to drive our business forward.

In 2004, we will bring exciting new technologies to market and showcase them at some of the world's biggest sporting events. As a result, we expect to grow sales and gross margins even further, driving continued earnings growth for the fourth year in a row.

Best regards,

Herbert Hainer
Chairman, Chief Executive Officer



ur Share /// THE PERFORMANCE OF STOCK MARKETS 'ORLDWIDE WAS LARGELY POSITIVE DURING THE FIRST NINE ONTHS OF 2003. WHILE THE MAJORITY OF SHARES AS WELL S MAJOR INDICES DEVELOPED POORLY AT THE BEGINNING F THE YEAR, STOCK MARKETS STARTED TO RECOVER IN THE ECOND QUARTER AND CONTINUED THEIR STRONG PERFORM-NCE TOWARDS THE END OF THE REPORTING PERIOD. IN DDITION TO AN IMPROVED ECONOMIC OUTLOOK DUE TO TAX UTS AND INTEREST RATE REDUCTIONS IN THE USA AND UROPE, THIS DEVELOPMENT WAS LARGELY DRIVEN BY THE IAINLY POSITIVE CORPORATE NEWS FLOW OVER THE LAST EW MONTHS. WHILE THE adidas-Salomon SHARE OUTPER-ORMED BOTH THE DAX-30 AND THE MORGAN STANLEY APITAL INTERNATIONAL (MSCI) WORLD TEXTILES, APPAREL LUXURY GOODS INDEX IN THE FIRST QUARTER OF THE EAR, COMPANY-SPECIFIC ISSUES DAMPENED OUR SHARE RICE DEVELOPMENT DESPITE IMPROVING STOCK MARKET ONDITIONS.

WEEKLY SHARE PRICE DEVELOPMENT IN 2003[1]


130
120
110
100
90
80
December 31, 2002
September 30, 2003
adidas-Salomon
DAX-30
MSCI World Textiles, Apparel & Luxury Goods

[1] index: December 31, 2002 = 100

PERFORMANCE OF THE adidas-Salomon SHARE AND IMPORTANT INDICES AT SEPTEMBER 30, 2003 in %

	year-to-date	1 year
adidas-Salomon	(9)	– 8
DAX-30	13	18
MSCI World Textiles, Apparel & Luxury Goods	21	35

adidas-Salomon SHARE DECLINES IN THE FIRST NINE MONTHS OF 2003 /// During the first nine months of 2003, the adidas-Salomon share decreased 9%, reflecting market disappointment in slower than initially forecast development in North America. During the same period, the DAX-30 as well as the MSCI World Textiles, Apparel & Luxury Goods Index, which comprises the Group's major competitors, increased 13 and 21% respectively due to generally improved economic and stock market conditions. Compared to the end of the third quarter of 2002, however, the adidas-Salomon share price increased 8%. Nevertheless, this development was below the MSCI World Textiles, Apparel & Luxury Goods Index as well as the DAX-30, which grew 35 and 18% respectively during this 12-month period.

ODEST SHARE PRICE GAIN IN Q3 /// During the third quarter, uity markets continued their recovery, which had started at e end of May. These improvements largely reflect optimism rrounding government reforms, which impact corporate earn- gs, as well as increased consumer confidence both in the USA d Europe. With respect to adidas-Salomon, the share price mained virtually unchanged during the month of July and clined at the beginning of August after the release of adidas- lomon's half year results. While overall sales results and prof- bility were in line with expectations, the North American back- g situation disappointed the market especially as the release sales figures by some of the major retailers had spurred pes for a sooner-than-expected recovery in this region. These are price declines were quickly offset by increases following e announcement of a € 400 million convertible bond offering adidas-Salomon (see note 7, page 25). However, information ncerning further deterioration of backlogs in North America d to another share price decline at the end of September. As a sult, our share ended the third quarter at € 74.95, representing increase of 1% compared to the end of the previous quarter. is development was in line with the development of the DAX- (+1%) during this three-month period. The MSCI World xtiles, Apparel & Luxury Goods Index improved 14% in the arter, largely due to strong increases in the latter half of the arter reflecting investor optimism following better-than- pected sales during the back-to-school season.

THE adidas-Salomon SHARE

Number of shares outstanding	
nine months average	45,451,898
at September 30	45,453,750
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Stock exchange	Frankfurt
Stock registration number	ISIN DE0005003404 WKN 500 340 COMMON 006103707
Stock symbol	ADS
Important indices	DAX-30 MSCI World Textiles, Apparel & Luxury Goods Deutsche Börse Prime Consumer Index Dow Jones STOXX Dow Jones EURO STOXX Dow Jones Sustainability FTSE4Good Europe

DIRECTORS' DEALINGS REPORTED ON CORPORATE WEBSITE /// After having sold a total of 60,000 adidas-Salomon shares in the first four months of the year, Christian Tourres, a member of adidas-Salomon's Supervisory Board and a former Executive Board member, purchased 20,000 shares in May before selling 20,000 shares in September of this year. No other member of the Management, as defined by the German Securities Trading Act (Wertpapierhandelsgesetz), purchased or sold adidas-Salomon shares for a total value of € 25,000 or more within any 30-day period during the first nine months of 2003. Detailed information regarding Directors' Dealings can be found in the Corporate Governance section on our corporate website at www.adidas-Salomon.com.

didas-Salomon /// IN THE FIRST NINE MONTHS OF 2003, didas-Salomon CONTINUED TO DELIVER STRONG BOTTOM-INE PERFORMANCE DESPITE TOUGH MARKET CONDITIONS. ET SALES DECREASED 2% FROM € 5.0 BILLION IN 2002 TO 4.9 BILLION IN 2003 BUT WERE SIGNIFICANTLY IMPACTED Y NEGATIVE CURRENCY EFFECTS. ON A CURRENCY-NEUTRAL ASIS, SALES WERE UP 7%. THE GROUP'S GROSS MARGIN REW 0.7 PERCENTAGE POINTS TO 44.1% IN THE FIRST NINE IONTHS OF 2003 FROM 43.4% IN THE SAME PERIOD OF 2002. HIS WAS ACHIEVED DESPITE DIFFICULT RETAIL CONDITIONS I ALL MAJOR MARKETS. THE GROUP'S OPERATING EX-ENSES AS A PERCENTAGE OF NET SALES WERE REDUCED BY .3 PERCENTAGE POINTS TO 35.0%. AS A RESULT, OPERATING ROFIT GREW 9% TO € 448 MILLION (2002: € 410 MILLION). didas-Salomon's INCOME BEFORE TAXES WAS € 401 MILLION, P 18% VERSUS € 341 MILLION IN 2002. HIGHER MINORITY ITERESTS AND A HIGHER TAX RATE HAD LITTLE IMPACT N THE GROUP'S NET INCOME, WHICH GREW 17% FROM 199 MILLION IN 2002 TO € 234 MILLION IN 2003. THIS REP-ESENTS BASIC EARNINGS PER SHARE OF € 5.14 VERSUS 4.40 IN THE PRIOR YEAR.

THE MARKET

FIRST SIGNS OF AN ECONOMIC RECOVERY /// While the global macroeconomic environment remained disappointing throughout the first half of 2003, prospects for an upturn improved during the third quarter. After some positive signals early in the year, growth slowed significantly towards the end of the first quarter mainly as a result of the geo-political situation in Iraq and the outbreak of the Severe Acute Respiratory Syndrome (SARS). However, the sooner-than-expected end of the war in Iraq and changes in fiscal policy in a number of countries spurred hopes for an economic turnaround during the second quarter and first indicators of a potential recovery emerged in the third quarter.

After a decline in US consumer confidence in each of the first three months, signs of stabilization appeared at the end of April. Sentiment then went on to rise five months in a row before declining again at the end of the reporting period. The positive development was mainly driven by continued low interest rates and the tax relief package in the USA, which took effect in July and supported a strong pick-up in private consumption during the third quarter. As a result, retails sales improved strongly in July and August and the situation on the labor market started to ease somewhat in September.

In the Euro Zone, economic activity weakened further in the first half of the year as several large countries such as Germany, Italy and France, which together account for roughly 70% of the region's economic output, registered a decline in each of their gross domestic products (GDP). However, together with clearer signs of increased momentum for the global economy, a number of key sentiment indicators in the Euro Zone improved in the third quarter. While the region's consumer confidence remained unchanged in September, the indicator continually improved since June. In Germany, the general business climate rose in September for the fifth consecutive month and now stands at the highest level in more than two years.

In Japan, increased exports and a strong improvement in business investment indicate that an economic recovery is underway. While private consumption acted as a brake especially in the third quarter, regional GDP is expected to have grown in each of the three quarters of 2003.

In Latin America, the macroeconomic environment was mixed during the first nine months of the year. While Argentina's economy continued its upswing, which started at the end of 2002 and has largely been driven by strong growth in exports, growth in Chile slowed somewhat due mainly to weak foreign demand. In Brazil, high real interest rates and declining real wages triggered a collapse in the country's private consumption and investment activity.

DIFFICULT CONDITIONS IN THE SPORTING GOODS INDUSTRY CONTINUE /// The sporting goods industry continued to be under pressure in the first nine months of 2003, but showed some improvements towards the end of the period. In the USA, high inventory levels at retail further exacerbated an already weak and strongly promotional environment in the first half of the year. However, the situation started to ease somewhat during the third quarter driven by increased consumer confidence. As a result, reported results from many retailers and vendors for the back-to-school season were better than expected. In Europe, athletic footwear and apparel purchases slowed, lagging behind the overall growth of private consumption in the region. After growth in Asia had decelerated significantly in the first half of the year due to the SARS outbreak, continued weak consumer spending and retail consolidation within the sporting goods sector characterized many countries in the region during the third quarter.

E MONTHS NET SALES € in millions


9
4,159
0
4,442
1
4,717
2
5,012
3
4,913

E MONTHS 2003 NET SALES BY REGION


America 3%
17%
h America 25%
55% Europe

GROUP BUSINESS PERFORMANCE

adidas-Salomon CURRENCY-NEUTRAL SALES UP 6% DURING THE THIRD QUARTER /// Third quarter net sales for the Group decreased 1% or € 16 million from € 1.9 billion in 2002 to € 1.9 billion in 2003. On a currency-neutral basis, third quarter revenues grew 6%. During the first nine months, Group sales declined 2% from € 5.0 billion in 2002 to € 4.9 billion in the same period of 2003. On a currency-neutral basis, sales increased 7%.

TaylorMade-adidas Golf IS FASTEST GROWING SEGMENT IN THE FIRST NINE MONTHS /// Revenues at TaylorMade-adidas Golf decreased 6% (+9% currency-neutral) from € 516 million in 2002 to € 487 million in the first nine months of 2003. Excluding the € 21 million sales for Slazenger Golf in the first nine months of 2002 from a licensing arrangement that was not renewed in 2003, sales for TaylorMade-adidas Golf decreased by 2%, which represents an increase of 14% in currency-neutral terms. This makes TaylorMade-adidas Golf the Group's fastest growing segment. The underlying sales increase is attributable to growth in RAC irons as well as in adidas Golf footwear and apparel. Sales at brand adidas were down 1% from € 4.1 billion in the first nine months of 2002 to € 4.0 billion in 2003. On a currency-neutral basis, this represents an increase of 8%. Drivers of this development were solid underlying growth in the Sport Performance running and training categories as well as Sport Heritage. Salomon sales declined 8% (–2% currency-neutral) from € 424 million to € 390 million. Solid growth in cycling components and soft goods was offset by lower sales in the alpine, snowboard and inline skate categories due to difficult retail conditions.

CURRENCY-NEUTRAL SALES IN EUROPE GROW 8% /// Sales for adidas-Salomon in Europe increased 5% from € 2.5 billion in the first nine months of 2002 to € 2.7 billion in 2003. On a currency-neutral basis, this increase was 8%. Sales at brand adidas grew 7% (+10% currency-neutral) from € 2.2 billion in 2002 to € 2.4 billion in 2003, reflecting particularly strong underlying developments in Italy, France and the UK as well as in the emerging markets. Salomon sales also increased, with European sales up 1% (+2% currency-neutral) from € 235 million in 2002 to € 237 million in 2003 as a result of improving soft goods and cycling components sales throughout the region. TaylorMade-adidas Golf revenues declined 12% (–3% currency-neutral) from € 84 million in 2002 to € 74 million in 2003, reflecting a tough comparison in the metalwood category after the strong launch of the R500 Series in the region last year.

CURRENCY-NEUTRAL ASIAN SALES INCREASE 10% /// Group sales in Asia decreased 3% to reach € 817 million in the first nine months of 2003 (2002: € 841 million). On a currency-neutral basis, sales increased 10%. adidas sales declined 2% (+11% currency-neutral) from € 656 million in 2002 to € 640 million in 2003, with underlying growth driven by vigorous increases in China, Japan and South Korea. Salomon sales were down 1% or € 0.3 million in Asia, reaching € 32 million in 2003 from € 32 million in 2002 (+11% currency-neutral). The underlying revenue growth was driven by increased snowboard product and soft goods sales. TaylorMade-adidas Golf sales declined 5% from € 153 million in the first nine months of 2002 to € 145 million in 2003, but were up 7% currency-neutral as a result of strong gains in irons and apparel.



adidas SPORT HERITAGE ///
MONACO GRAND PRIX DRIVING SHOE

URRENCY-NEUTRAL SALES IN NORTH AMERICA UNCHANGED ERSUS PRIOR YEAR /// In North America, sales for the Group uring the first nine months of 2003 declined 16% to € 1.2 billion ersus € 1.5 billion in the prior year. In currency-neutral terms, evenues were stable compared to the prior year's level. Sales : brand adidas declined 18% to € 866 million in the first nine onths (2002: € 1.1 billion). On a currency-neutral basis, sales ere down 2%. This reflects weakness in demand for certain roduct lines and the difficult market conditions there. Salomon evenues decreased 23% (–11% currency-neutral) from € 152 illion in 2002 to € 116 million in 2003 as a result of lower sales f inline skates and alpine products. Sales at TaylorMade-adidas olf were down 4% from € 279 million in 2002 to € 267 million 2003. In currency-neutral terms, however, sales were up 14%, riven by particularly strong iron sales as well as gains in the etalwoods and adidas Golf footwear and apparel categories.

URRENCY-NEUTRAL SALES IN LATIN AMERICA UP 37% /// In atin America, where revenues are generated predominately y brand adidas, sales were up 8% in the first nine months of 003 to € 130 million compared to € 120 million in 2002. On a urrency-neutral basis, sales grew 37%, making it the fastest rowing region within the Group. Higher sales in Argentina and razil were the main drivers of this improvement. Salomon and aylorMade-adidas Golf, while only minor components in overall ales, continued to grow rapidly on a currency-neutral basis.

FOOTWEAR IS FASTEST GROWING PRODUCT CATEGORY /// Sales of footwear within the adidas-Salomon Group grew 2% or € 35 million to reach € 2.3 billion in the first nine months of 2003 (2002: € 2.3 billion). On a currency-neutral basis, this growth was 11%. The strongest increase came from the adidas Sport Performance running, training and football categories which all grew at double-digit rates in currency-neutral terms. Apparel sales declined 4% from € 1.8 billion in 2002 to € 1.7 billion in 2003. However, on a currency-neutral basis, revenues increased 4%, as a result of very strong developments of Originals products as well as solid growth in the Sport Performance running and basketball categories. Sales in hardware declined 8% (+3% currency-neutral) from € 942 million in 2002 to € 871 million in 2003, reflecting the decline in alpine products and inline skates at Salomon.

GROUP GROSS MARGIN GROWS /// adidas-Salomon gross profit declined 1%, or € 11 million, in the first nine months of 2003 to reach € 2.2 billion versus € 2.2 billion in 2002, reflecting the Group's decrease in reported sales. The gross margin, however, improved 0.7 percentage points to 44.1% (2002: 43.4%). Currency effects, which are also captured in the headquarter function as a result of the Group's centralized hedging strategy, positively impacted the Group's gross margin by around 1.0 percentage points. adidas gross margin was virtually unchanged at 39.9% of sales in the first nine months of 2003 (2002: 39.8%) reflecting the increased proportion of own-retail activities and an improving product mix, which were largely offset by lower gross margins in North America. At Salomon, gross margin declined 0.8 percentage points to 40.7% (2002: 41.5%) due to negative currency effects associated with product sourcing in Europe. TaylorMade-adidas Golf gross margin declined 2.5 percentage points from 49.4% in the first nine months of 2002 to 46.9% in 2003. The major driver of this decline was higher clearance sales of metalwood products in advance of new product launches in 2004.

NINE MONTHS 2003 NET SALES GROWTH BY BRAND AND REGION[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	7	(18)	(2)	8	(1)
Salomon	1	(23)	(1)	3	(8)
TaylorMade-adidas Golf	(12)	(4)	(5)	–	(6)
Total	**5**	**(16)**	**(3)**	**8**	**(2)**

[1] Versus the prior year

NINE MONTHS 2003 CURRENCY-NEUTRAL NET SALES GROWTH BY BRAND AND REGION[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	10	(2)	11	37	8
Salomon	2	(11)	11	26	(2)
TaylorMade-adidas Golf	(3)	14	7	–	9
Total	**8**	**0**	**10**	**37**	**7**

[1] Versus the prior year

NINE MONTHS GROSS MARGIN in %



1999
43.9
2000
43.4
2001
42.8
2002
43.4
2003
44.1

OPERATING PROFIT BY QUARTER € in millions


Q1 2003 116
Q1 2002 98
Q2 2003 62
Q2 2002 69
Q3 2003 270
Q3 2002 243
Q4 2002 66

NINE MONTHS NET INCOME € in millions


1999 226
2000 177
2001 184
2002 199
2003 234

OPERATING EXPENSES REDUCED BY 3% /// Operating expenses, including selling, general and administrative expenses (SG&A) and depreciation and amortization (excluding goodwill), were reduced by 3% from € 1.8 billion in the first nine months of 2002 to € 1.7 billion in 2003. As a percentage of net sales this equates to 35.0%, which is 0.3 percentage points lower than the 2002 level of 35.2%. This reduction is evidence of the Group's focus on cost discipline. At brand adidas, operating expenses were reduced by 4%. This reflects the non-recurrence of additional marketing expenses associated with the Football World Cup, which totaled approximately € 40 million in 2002, as well as lower expenses associated with the expansion of adidas Italy. The majority of these expenses occurred in the first half of 2002. At Salomon and TaylorMade-adidas Golf, operating expenses decreased 10% and 19% respectively, reflecting the increased focus on cost control as well as synergies from the Maxfli integration into TaylorMade-adidas Golf.

RESEARCH AND DEVELOPMENT EXPENDITURE AFFECTED BY CURRENCY /// In the first nine months of 2003, expenditures for research and development were reduced 1% from € 62 million in the first nine months of 2002 to € 61 million in 2003, reflecting currency effects. The majority of these expenditures were made to support footwear innovation in the adidas Sport Performance division.



adidas SPORT HERITAGE ///
BRUESSEL TT JACKET

OPERATING PROFIT GROWS 9% /// Operating profit for the Group increased 9% from € 410 million in 2002 to € 448 million in 2003. As a result, the operating margin increased 0.9 percentage points from 8.2% in the first nine months of 2002 to 9.1% in 2003. adidas operating profit grew 12% from € 349 million in 2002 to € 391 million in 2003, driven by lower operating expenses. Salomon operating profit improved by 15% from negative € 4 million in 2002 to negative € 3 million in 2003, due to operating expense reductions. TaylorMade-adidas Golf operating profit rose 25% from € 48 million in 2002 to € 60 million in 2003, as a result of higher sales, tighter cost control and organizational synergies.

FINANCIAL EXPENSES REDUCED SIGNIFICANTLY /// adidas-Salomon goodwill amortization declined by 1% or € 0.3 million versus the prior year to € 34 million in the first nine months of 2003 (2002: € 34 million). Royalty and commission income was *down 8% from € 34 million in 2002 to € 31 million in 2003* as a result of the non-prolongation of license agreements in Europe in the first half of the year. Financial expenses declined 36% from € 69 million in the first nine months of 2002 to € 44 million in 2003. The main factor contributing to this development was the financial stabilization of emerging markets such as Argentina, Turkey and Brazil. In addition, financial expenses were positively impacted by lower interest expenses due to both a lower average level of debt as well as lower interest rates.

INCOME BEFORE TAXES UP 18% /// As a result of operating improvements and the positive development of financial expenses, adidas-Salomon IBT in the first nine months increased 18% from € 341 million in 2002 to € 401 million in 2003. As a percentage of net sales, income before taxes improved by 1.4 percentage points from 6.8% in 2002 to 8.2% in 2003.

NET INCOME GROWS 17% /// Net income for the Group increased 17% from € 199 million in the first nine months of 2002 to € 234 million in 2003. Solid sales, better gross margins and lower operating expenses all contributed to this improvement. Minority interests were up 15% to € 13 million (2002: € 11 million) mainly due to higher profits in Turkey. The Group tax rate increased 0.4 percentage points from 38.2% in the first nine months of 2002 to 38.6% in 2003.

5.14 BASIC EARNINGS PER SHARE /// adidas-Salomon basic arnings per share increased 17% to € 5.14 for the first nine ıonths of 2003 versus € 4.40 in 2002. The Group's total number shares outstanding increased by 31,250 shares in the first nine ıonths of 2003 to 45,453,750 as a result of the second and third kercise periods of Tranche II of the Management Stock Option lan (MSOP) of adidas-Salomon AG. Consequently, the average umber of shares used in the calculation of basic earnings per hare was 45,451,898 (first nine months 2002 average: 45,349,200). irst nine months diluted earnings per share were € 5.14 in 003. In 2002, diluted earnings per share did not exist (see note page 25).

ETAIL INCREASES DRIVE EMPLOYEE GROWTH /// At eptember 30, 2003, adidas-Salomon employed 15,541 people. his represents an increase of 9% versus the previous year's vel of 14,311 and a 6% increase since the end of 2002 when the roup employed 14,716 people. New employees were primarily dded in own retail.



idas SPORT PERFORMANCE ///
ABIL HANDBALL SHOE

FINANCE AND INVESTMENT

LOWER TOTAL ASSETS AS A RESULT OF REDUCED WORKING CAPITAL /// At the end of the first nine months of 2003, total assets declined by 2% to € 4.4 billion versus € 4.4 billion in the prior year. This decrease reflects a reduction in current assets, in particular as a result of lower inventories and receivables. Compared to the 2002 year-end level of € 4.3 billion, total assets increased by 2%.

STRONG WORKING CAPITAL MANAGEMENT CONTINUES /// Group inventories were reduced by 5% from € 1.2 billion at the end of September 2002 to € 1.1 billion in 2003. On a currency-neutral basis, inventories increased 1%, which is below currency-neutral sales growth expectations for the fourth quarter. Inventories decreased 9% versus the 2002 year-end level of € 1.2 billion. Receivables decreased year-over-year by 2% to € 1.5 billion in 2003 versus € 1.5 billion in 2002. On a currency-neutral basis, receivables increased by 4%, which is below the Group's third quarter currency-neutral sales growth. Receivables increased 13% versus the December 31, 2002 level of € 1.3 billion. The development of both inventories and receivables versus year end 2002 reflects the seasonality of the business.

FIXED ASSETS DECREASE SLIGHTLY /// Fixed assets decreased by 1% from € 1.2 billion at the end of September 2002 to € 1.1 billion in 2003. Other intangible assets increased by 35% from € 79 million to € 107 million, mainly due to the purchase of the Maxfli brand in late 2002. This increase was more than compensated by a decrease in net property, plant and equipment as well as goodwill.

OTHER NON-CURRENT ASSETS INCREASE /// Non-current assets grew 5% from € 179 million in 2002 to € 188 million in 2003. Compared to the year end 2002, non-current assets increased 29% from € 145 million to € 188 million mainly due to increases in pre-paid long-term promotion contracts.

TOTAL ASSETS[1] € in millions

1999	3,520
2000	4,058
2001	4,220
2002	4,441
2003	4,357

[1] At September 30

ET TOTAL BORROWINGS BY QUARTER[1] € in millions

1 2003	1,624	
1 2002		1,909
2 2003	1,583	
2 2002		1,849
3 2003	1,423	
3 2002		1,843
4 2002		1,498

1) At end of period

UITY RATIO[1] in %

999	18.7
000	20.8
001	22.7
002	24.3
003	28.6

1) At September 30

NET BORROWINGS REDUCED BY € 420 MILLION /// Net borrowings at September 30, 2003 were € 1.4 billion, down 23% or € 420 million versus € 1.8 billion in the prior year. Positive currency effects influenced Group borrowing levels, contributing roughly a quarter of the improvement. Versus the 2002 year-end level of € 1.5 billion, debt decreased 5%.

OTHER NON-CURRENT LIABILITIES INCREASE /// Other non-current liabilities more than doubled from € 16 million in 2002 to € 38 million, primarily due to an increase in the negative fair value of financial instruments used for hedging activities within the Group and an obligation under a capital lease contract.

EQUITY RATIO FURTHER STRENGTHENED /// The Group's equity base was further strengthened in the first nine months of 2003. Equity rose 16% from € 1.1 billion in 2002 to € 1.2 billion in 2003. The majority of the net income was retained within the Group and used to strengthen the equity base. Negative effects came from the translation of foreign subsidiaries' equity into euro due to the decline in the US dollar and other foreign currencies versus the euro. The equity ratio rose by 4.3 percentage points from 24.3% in 2002 to 28.6% in 2003. Compared to the 2002 year-end level of € 1.1 billion, equity increased by 15%.

CASH FLOW FROM OPERATING ACTIVITIES NEARLY DOUBLED /// In the first nine months of 2003, the Group generated € 232 million of net cash from operating activities. This represents an improvement by 96% from € 118 million in 2002 and was achieved mainly as a result of increased earnings.

CASH FLOW FOR INVESTING ACTIVITIES REDUCED /// Cash outflow for investing activities was € 108 million, a reduction of more than 50% versus the 2002 level of € 242 million, which included our acquisition of the remaining shares of adidas Italy and the acquisition of a 10% stake in the Bayern Munich football club for € 77 million in July 2002. The net cash used for acquiring subsidiaries in an amount of € 20 million in 2002 was mainly related to the acquisition of the Arc'Teryx brand. Spending for property, plant and equipment such as investments in adidas own-retail activities was reduced from € 74 million in the first nine months of 2002 to € 71 million in 2003. The cash used in investing activities was financed with the cash provided by operating activities.



adidas SPORT PERFORMANCE /// FEVERNOVA™
WOMEN'S WORLD CUP FOOTBALL

idas /// BRAND adidas DELIVERED SOLID OPERATING ;ULTS IN THE FIRST NINE MONTHS OF 2003. WHILE SALES :LINED 1% FROM € 4.1 BILLION IN 2002 TO € 4.0 BILLION 2003, ON A CURRENCY-NEUTRAL BASIS THIS REPRESENTS INCREASE OF 8%. adidas GROSS MARGIN REMAINED VIR- ALLY UNCHANGED AT 39.9% IN THE FIRST NINE MONTHS 2003 COMPARED TO 39.8% IN 2002. OPERATING EXPENSES ?ROVED AS A RESULT OF THE NON-RECURRENCE OF DITIONAL MARKETING EXPENSES ASSOCIATED WITH E FOOTBALL WORLD CUP IN THE FIRST HALF OF 2002. ERATING PROFIT GREW 12% FROM € 349 MILLION IN 2002 € 391 MILLION IN 2003. THE OUTLOOK FOR BRAND adidas MAINS CAUTIOUSLY OPTIMISTIC, AS ORDERS WERE DOWN ON A CURRENCY-NEUTRAL BASIS (–8% IN EURO TERMS). COURAGING ASIAN AND EUROPEAN BACKLOGS WERE FSET BY NEGATIVE DEVELOPMENTS IN THE USA, WHERE E BUSINESS CONDITIONS REMAIN DIFFICULT.



las SPORT PERFORMANCE ///
JNA HIGH WORKOUT SHOE

CURRENCY-NEUTRAL SALES GROW 8% IN THE FIRST NINE MONTHS /// In the third quarter, sales for brand adidas declined 1% or € 21 million from € 1.5 billion in 2002 to € 1.5 billion in 2003. On a currency-neutral basis, this was an increase of 5%. As a result, adidas sales for the first nine months were down 1% from € 4.1 billion in 2002 to € 4.0 billion in 2003. On a currency-neutral basis, however, revenues increased 8%. Underlying revenues grew in all regions except North America. Sales from adidas own-retail activities improved 7% (+19% currency-neutral) from € 309 million in the first nine months of 2002 to € 330 million in 2003.

RUNNING AND TRAINING CATEGORIES SPUR SPORT PERFORMANCE GROWTH /// In the third quarter, sales in the Sport Performance division increased 2% or € 26 million from 1.2 billion in 2002 to € 1.2 billion in 2003. On a currency-neutral basis, sales grew 8%. Sport Performance sales remained stable at € 3.3 *billion (+9% currency-neutral) in the first nine months* of 2003. Running and training were the fastest growing categories.

CURRENCY-NEUTRAL SPORT HERITAGE SALES UP 3% /// In the third quarter, sales in the Sport Heritage division declined 16% from € 269 million in 2002 to € 225 million in 2003. On a currency-neutral basis, this decline was 11%. Sales decreased 5% (+3% *currency-neutral) in the first nine months* from € 724 million in 2002 to € 686 million in 2003. Underlying sales growth was driven by strong apparel sales.

adidas AT A GLANCE € in millions

	Nine Months 2003	Nine Months 2002	Change
Net sales	4,017	4,050	(1%)
Gross margin	39.9%	39.8%	0.0pp
Operating profit	391	349	12%

NINE MONTHS 2003 adidas NET SALES BY REGION



Latin America 3%
59% Europe
Asia 16%
North America 22%

adidas NET SALES BY QUARTER € in millions



Q1 2003 1,405
Q1 2002 1,330
Q2 2003 1,137
Q2 2002 1,224
Q3 2003 1,475
Q3 2002 1,496
Q4 2002 1,055

PORT STYLE BOASTS SUCCESSFUL FALL/WINTER COLLEC-
ION /// Sport Style sales commenced in February 2003 and 'ere characterized by strong sell-throughs at a very limited num- er of retail outlets. In the third quarter of 2003, the fall/winter ollection was brought to the market with sales of € 9 million. As result, sales for the first nine months reached € 14 million.

ROSS MARGIN EXPANDS DESPITE COMPETITIVE RETAIL EN- IRONMENT IN THE USA /// In the third quarter, adidas gross rofit grew 2% from € 604 million in 2002 to € 613 million in 003. The gross margin also increased 1.2 percentage points to 1.6% (2002: 40.4%) due to the increased proportion of own- etail activities and an improving product mix. In the first nine nonths of 2003, the adidas gross profit declined 1% or € 11 mil- on to € 1.6 billion from € 1.6 billion in 2002. The gross margin emained virtually unchanged at 39.9% of sales in 2003 (2002: 9.8%). Positive effects from retail initiatives and product mix nprovements in Europe and Asia were virtually offset by ncreased clearance sales at lower margins in North America.


SIEMENS
mobile

didas SPORT PERFORMANCE ///
EAL MADRID HOME JERSEY

OPERATING PROFIT AND MARGIN IMPROVE /// Operating profit for brand adidas in the third quarter of 2003 grew 3% to € 209 million versus € 203 million in the prior year. In the first nine months, operating profit grew 12% from € 349 million in 2002 to € 391 million in 2003. This was due to a 4% reduction in operating expenses from € 1.3 billion in 2002 to € 1.2 billion in 2003 and primarily reflects the non-recurrence of additional marketing expenses associated with the Football World Cup, which totaled approximately € 40 million in the first half of 2002, as well as lower expenses associated with the expansion of adidas Italy.

ORDER BACKLOG REFLECTS MIXED REGIONAL DEVELOPMENT /// Order backlog for brand adidas declined 8% (–2% currency-neutral) at the end of the third quarter of 2003. This development reflects tough comparisons with the prior year and continued weakness in North America. Footwear backlogs declined 16% (–10% currency-neutral) *driven by significantly* lower orders in North America. Apparel orders were flat, which represents an increase of 6% in currency-neutral terms and is evidence of the brand's activities to grow sales in this product category. In Europe, orders increased 4% (+7% currency-neutral) supported by strong growth in apparel, where backlogs were up 9% (+13% currency-neutral). Footwear backlogs were down 2% (+1% currency-neutral). In Asia, backlogs grew 2% (+11% currency-neutral), with strong improvements coming from Japan and China. Footwear backlogs declined 8% (–1% currency-neutral). Apparel orders increased 13% (+22% currency-neutral). In North America, order backlogs were down 35%. This represents a decline of 23% on a currency-neutral basis and is in line with the guidance we provided for the market at our Investor Day on September 30. Footwear backlogs declined 40% (–29% currency-neutral). Apparel orders decreased 28% (–16% currency-neutral).

adidas **ORDER BACKLOGS BY PRODUCT CATEGORY AND REGION**[1] *changes in %*

	Europe	North America	Asia	Total
Footwear	(2)	(40)	(8)	(16)
Apparel	9	(28)	13	0
Total	4	(35)	2	(8)

[1] At September 30, 2003, change year-over-year

adidas **ORDER BACKLOGS BY PRODUCT CATEGORY AND REGION, CURRENCY-NEUTRAL**[1] changes in %

	Europe	North America	Asia	Total
Footwear	1	(29)	(1)	(10)
Apparel	13	(16)	22	6
Total	7	(23)	11	(2)

[1] At September 30, 2003, change year-over-year

ılomon /// SALES FOR THE FIRST NINE MONTHS DE-
EASED 8% FROM € 424 MILLION IN 2002 TO € 390 MILLION
2003. ON A CURRENCY-NEUTRAL BASIS, SALES WERE DOWN
,. GROSS MARGIN DECLINED 0.8 PERCENTAGE POINTS TO
.7% IN 2003 (2002: 41.5%), DUE TO NEGATIVE CURRENCY
FECTS ASSOCIATED WITH PRODUCT SOURCING IN EUROPE.
ERATING EXPENSES WERE REDUCED SIGNIFICANTLY. AS A
SULT, SALOMON OPERATING PROFIT ROSE BY 15% FROM
GATIVE € 4 MILLION IN THE FIRST NINE MONTHS OF 2002
NEGATIVE € 3 MILLION IN 2003. FOURTH QUARTER SALES
VELOPMENT IN COMPARISON TO THE PRIOR YEAR IS EX-
CTED TO BE IMPACTED BY NEGATIVE CURRENCY EFFECTS
ID CONTINUED DIFFICULT MARKET CONDITIONS IN THE
NTER SPORTS SECTOR.



omon /// TECHAMPHIBIAN SHOE

UNDERLYING SALES UP IN ALL REGIONS EXCEPT NORTH AMERICA /// Salomon sales in the third quarter of 2003 decreased 14% (–7% currency-neutral) from € 230 million in 2002 to € 199 million due to lower sales in winter sports categories. Year-to-date revenues declined 8% (–2% currency-neutral) from € 424 million in 2002 to € 390 million in 2003. All regions recorded positive currency-neutral developments except North America. From a category perspective, increases in cycling components and soft goods were offset by lower sales in winter sports and inline skates.

CURRENCY EFFECTS HAMPER GROSS PROFIT DEVELOPMENT /// Salomon gross profit decreased 18% from € 109 million in the third quarter of 2002 to € 89 million in 2003. As a result, gross margin declined 2.5 percentage points to 44.8% in the third quarter of 2003 (2002: 47.3%). In the first nine months, Salomon gross margin lost 0.8 percentage points from 41.5% in 2002 to 40.7% in 2003. *This development was mainly driven by negative* currency effects associated with sourcing products in Europe. This margin decline, coupled with lower sales, pushed gross profit for the first nine months at Salomon down 10% from € 176 million in 2002 to € 159 million in 2003.

OPERATING PROFIT IMPROVES BY 15% /// As a result of the weak gross profit development in the third quarter, the Salomon operating profit declined 30% from € 52 million in 2002 to € 36 million in 2003. For the first nine months, however, operating profit improved 15% from negative € 4 million in 2002 to negative € 3 million in 2003. Strict cost control drove this development. Operating expenses as a percentage of net sales decreased 0.9 percentage points from 42.4% for the first nine months of 2002 to 41.5% in 2003. Salomon operating margin slightly improved by 0.1 percentage points from negative 0.9% *in 2002 to negative 0.8% in 2003. The negative operating profit* in the first three quarters of the year, where expenses as a percentage of net sales are disproportionately high, reflects the seasonality of Salomon's business.

Q4 SALES TO BE IMPACTED BY CURRENCY AND DIFFICULT MARKET CONDITIONS /// Because of the strong seasonality of Salomon's business and the often short-term nature of orders within the winter sports industry, we do not provide backlog information for the Salomon family of brands. However, year-to-date performance supports our outlook of stable to slightly negative currency-neutral sales development for the full year. Fourth quarter sales development in comparison to the prior year is expected to be impacted by negative currency effects and continued difficult market conditions in the winter sports sector.

Salomon AT A GLANCE € in millions

	Nine Months **2003**	*Nine Months* 2002	*Change*
Net sales	**390**	424	(8%)
Gross margin	**40.7%**	41.5%	(0.8pp)
Operating profit	**(3)**	(4)	15%

NINE MONTHS 2003 Salomon NET SALES BY REGION



Latin America 1%
Asia 8%
North America 30%
61% Europe

Salomon **NET SALES BY QUARTER** € in millions



Q1 2003
124
Q1 2002
123
Q2 2003
67
Q2 2002
71
Q3 2003
199
Q3 2002
230
Q4 2002
260

TaylorMade-adidas Golf /// SALES IN THE FIRST NINE MONTHS DECLINED 6% (+9% CURRENCY-NEUTRAL) FROM € 516 MILLION IN 2002 TO € 487 MILLION IN 2003. EXCLUDING THE € 21 MILLION SALES FOR SLAZENGER GOLF IN THE FIRST NINE MONTHS OF 2002 FROM A LICENSING ARRANGEMENT THAT WAS NOT RENEWED IN 2003, TaylorMade-adidas Golf SALES DECLINED 2%, WHICH REPRESENTS AN INCREASE OF 14% IN CURRENCY-NEUTRAL TERMS. GROSS MARGIN DECLINED 2.5 PERCENTAGE POINTS FROM 49.4% IN 2002 TO 46.9% IN 2003. OPERATING EXPENSES WERE REDUCED SIGNIFICANTLY THROUGH INCREASED MARKETING EFFICIENCIES, WHICH LED TO AN IMPROVEMENT IN OPERATING PROFIT BY 25% FROM € 48 MILLION IN 2002 TO € 60 MILLION IN 2003. FOR THE REMAINDER OF 2003, WE EXPECT UNDERLYING SALES TO BE NEARLY STABLE WITH LAST YEAR'S RECORD LEVELS.



TaylorMade /// R540 AND R580 DRIVERS

STRONG DOUBLE-DIGIT SALES PERFORMANCE IN Q3 /// Third quarter sales at TaylorMade-adidas Golf grew 28% from € 137 million in 2002 to € 176 million in 2003 (+44% currency-neutral). This development was supported by major product launches such as the XD metalwoods and the Miscela women's set in the third quarter of 2003. As a result of lower revenues in the first half, however, sales for the first nine months were down 6% from € 516 million in 2002 to € 487 million in 2003. On a currency-neutral basis, year-to-date revenues increased 9%. Excluding the € 21 million of Slazenger Golf sales that was included in last year's sales as part of a licensing arrangement with Dunlop Slazenger, sales declined 2% (+14% currency-neutral). The currency-neutral sales increase is attributable to particularly strong growth in RAC irons as well as in adidas Golf footwear and apparel.

GROSS PROFIT INCREASES 17% IN THE THIRD QUARTER /// TaylorMade-adidas Golf gross profit increased 17% from € 69 million in the third quarter of 2002 to € 81 million in 2003. Gross margin declined 4.3 percentage points to 46.1% in the third quarter of 2003 (2002: 50.5%). This decline is a result of higher metalwood clearance sales in advance of new product launches in 2004. In the first nine months, gross margin declined 2.5 percentage points from 49.4% in 2002 to 46.9% in 2003. This development, combined with the lower revenue in the first half, resulted in a reduction of gross profit by 11% for the first nine months from € 255 million in 2002 to € 228 million in 2003.

STRONG OPERATING PROFIT INCREASE IN Q3 /// Operating profit for TaylorMade-adidas Golf increased by 447% to € 29 million in the third quarter of 2003 (2002: € 5 million). This led to an increase in operating profit for the first nine months of 25% from € 48 million in 2002 to € 60 million in 2003. Operating expenses declined as a percentage of net sales by 5.6 percentage points from 40.1% in 2002 to 34.5% in 2003. This reflects marketing efficiencies and strict cost control. Due to these positive developments, operating margin improved by 3.1 percentage points from 9.4% in 2002 to 12.4% in 2003.

POSITIVE UNDERLYING SALES PERFORMANCE TO CONTINUE IN FOURTH QUARTER /// Because backlogs are measured differently in golf than in other parts of our business, we do not provide order information for TaylorMade-adidas Golf. Excluding the effects associated with the elimination of Slazenger Golf sales, we continue to expect positive currency-neutral sales and operating profit improvements for the full year at TaylorMade-adidas Golf.

TaylorMade-adidas Golf AT A GLANCE € in millions

	Nine Months 2003	Nine Months 2002	Change
Net sales	487	516	(6%)
Gross margin	46.9%	49.4%	(2.5pp)
Operating profit	60	48	25%

NINE MONTHS 2003 TaylorMade-adidas Golf NET SALES BY REGION


Europe 15%
55% North America
Asia 30%

TaylorMade-adidas Golf NET SALES BY QUARTER € in millions


Q1 2003
134
Q1 2002
176
Q2 2003
177
Q2 2002
203
Q3 2003
176
Q3 2002
137
Q4 2002
191

utlook /// AS A RESULT OF OUR PERFORMANCE DURING
HE FIRST NINE MONTHS OF 2003 AND BUSINESS EXPECTA-
ONS FOR THE REMAINDER OF THE YEAR, WE CONFIRM OUR
ALES AND EARNINGS GUIDANCE AS PROVIDED WITH OUR
)02 FULL YEAR RESULTS. GROUP REVENUES ARE EXPECTED
) INCREASE BY AT LEAST 5% ON A CURRENCY-NEUTRAL
ASIS. GROUP GROSS MARGIN IS LIKELY TO EXCEED THE TAR-
ET OF 42 TO 43% AND OPERATING MARGIN IS EXPECTED TO
IPROVE BY APPROXIMATELY 50 BASIS POINTS. AS A RESULT
F THESE DEVELOPMENTS, GROUP EARNINGS FOR THE FULL
EAR ARE EXPECTED TO GROW BETWEEN 10 AND 15%.

RISK IDENTIFICATION AND ANALYSIS /// The international sporting goods industry is highly competitive and success depends on the correct assessment of future trends and challenges. At adidas-Salomon, our Management continuously gathers and analyzes business intelligence, including a qualitative assessment of the future business environment, in order to identify strategies that will protect and further grow shareholder value. Risk management within adidas-Salomon is based on opportunity-focused but risk-aware decision-making, which seeks an optimal balance between avoidance, reduction, transfer and controlled acceptance of risk. With respect to the current business outlook, no immediate risks have been identified which could jeopardize the Group's ongoing business health and viability.

CONVERTIBLE BOND FOLLOWING THIRD QUARTER CLOSE /// As part of the Group's ongoing efforts to optimize its financing structure, adidas-Salomon issued, *via its Dutch finance company*, a € 400 million convertible bond, due 2018. The offering closed on October 8, 2003. The transaction was strongly received by the financial markets as evidenced by solid share price appreciation and the high level of over-subscription (see note 7, page 25). No other material transactions at the Group or brand level occurred between the end of the third quarter of 2003 and the publication of this report on November 5, 2003.



adidas SPORT STYLE ///
Y-3 FIELD SHOE

IMPROVED CONDITIONS FOR ECONOMIC RECOVERY /// Since the end of the war in Iraq, general conditions for an economic turnaround have improved in many regions. In the USA, recent economic improvements seem likely to be sustainable. Although consumer spending is expected to grow at a slower rate compared to the previous quarter, increased hiring and an inventory re-build should cushion the impact of slower private demand and drive GDP growth for the remainder of the year.

Despite recent improvements in Europe, economists do not expect a visible turnaround until 2004. Low interest rates, recent stock market gains and increased purchasing power of households are expected to drive this higher economic growth. However, the weak labor market will continue to weigh on private consumption.

In Japan, consumer fundamentals are improving. Lower unemployment and reduced savings rates are expected to drive economic growth as consumer spending accounts for about 65% of the country's total GDP.

In Latin America, the regional outlook is mixed. Given favorable financing conditions, growing export demand and positive employment trends, growth in Chile's economy is expected to continue. In Argentina, GDP growth will largely depend on private and foreign demand, as domestic investment is expected to remain sluggish given the ongoing difficulties in the banking sector. And in Brazil, recent interest rate reductions have spurred hopes for an imminent economic upturn.

ROMOTIONAL ENVIRONMENT IN SPORTING GOODS SECTOR XPECTED TO CONTINUE /// The sporting goods sector is xpected to remain under pressure for the rest of 2003. However, n the USA increased consumer spending, higher third quarter etail sales and the better-than-expected back-to-school season ive hope for further improvements during the holiday season. n *Europe, the consumption climate for the sporting goods* ndustry is expected to remain tough despite slight recovery in ome key markets such as Germany. In some European markets, specially in the UK, increased promotional activities are likely o lead on the supplier side to customized assortments and ncreasing own-retail activities. In Japan, further retail onsolidation is expected to increase price pressure on all *najor vendors.*

IGHER THAN EXPECTED GROWTH IN EUROPE AND SOLID ERFORMANCE IN ASIA AND LATIN AMERICA TO DRIVE THE OP LINE IN 2003 /// As a result of adidas backlogs, retailer eedback for all brands and the anticipated macroeconomic nvironment, we are confident that Group revenues will grow at east 5% on a currency-neutral basis. This will be driven by igher than originally anticipated sales in Europe. In addition, olid sales growth in Asia and Latin America is expected to continue on a currency-neutral basis. In North America, however, urrency-neutral sales are expected to be below 2002 levels. mportant product launches to watch during the quarter include he T-MAC III in November and the first thermal bonded football or the 2004 UEFA European Championships in December.

GROSS MARGIN STRENGTH CONTINUES /// As a result of the positive development of the adidas gross margin in the first nine months and the third quarter in particular, the Group's gross margin for the full year is now expected to exceed the target of 42 to 43%.

OPERATING MARGIN IMPROVEMENT EXPECTED /// adidas-Salomon continues to expect visible operating margin improvement in 2003. This reflects positive impacts due to increased sales and gross margins and in particular continued cost control throughout the Group.

NET INCOME TO INCREASE 10 TO 15% DESPITE LOWER Q4 /// The development of net income in the first nine months of 2003 strongly confirms the Group's full year earnings growth target of 10 to 15%. However, as a result of weaker performance at adidas in North America, both Group sales and earnings in the fourth quarter are *likely to be lower than prior year levels.*


adidas

adidas SPORT HERITAGE /// TREFOIL MINI BAG

INSOLIDATED BALANCE SHEET (IFRS) € in millions

	Sept. 30 **2003**	Sept. 30 2002	Change in %	Dec. 31 2002
ısh and cash equivalents	**74**	95	(22.5)	76
counts receivable	**1,455**	1,491	(2.4)	1,293
ventories	**1,088**	1,151	(5.5)	1,190
her current assets	**292**	283	3.0	267
tal current assets	**2,908**	3,019	(3.7)	2,826
operty, plant and equipment, net	**348**	363	(4.3)	366
odwill, net	**604**	633	(4.7)	639
her intangible assets, net	**107**	79	35.4	115
ferred tax assets	**203**	167	21.4	170
her non-current assets	**188**	179	4.7	145
tal non-current assets	**1,449**	1,422	1.9	1,435
tal assets	**4,357**	4,441	(1.9)	4,261
ort-term borrowings	**0**	35	(100.0)	0
counts payable	**456**	477	(4.4)	668
come taxes	**193**	129	49.1	112
crued liabilities and provisions	**512**	405	26.6	451
her current liabilities	**184**	192	(3.9)	149
tal current liabilities	**1,345**	1,237	8.7	1,381
ng-term borrowings	**1,497**	1,903	(21.4)	1,574
nsions and similar obligations	**108**	96	11.5	99
ferred tax liabilities	**61**	55	11.7	51
her non-current liabilities	**38**	16	134.0	19
tal non-current liabilities	**1,703**	2,070	(17.7)	1,743
nority interests	**61**	55	12.4	56
areholders' equity	**1,247**	1,079	15.6	1,081
tal liabilities, minority interests and shareholders' equity	**4,357**	4,441	(1.9)	4,261

unding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Balance Sheet

ONSOLIDATED INCOME STATEMENT (IFRS) € in millions

	Nine Months **2003**	Nine Months 2002	Change	3rd Quarter **2003**	3rd Quarter 2002	Change
let sales	**4,913**	5,012	(2.0%)	**1,853**	1,868	(0.8%)
ost of sales	**2,747**	2,835	(3.1%)	**1,018**	1,050	(3.0%)
ross profit	**2,166**	2,177	(0.5%)	**835**	819	1.9%
(in % of net sales)	**44.1%**	43.4%	0.7pp	**45.0%**	43.8%	1.2pp
elling, general and administrative expenses	**1,646**	1,697	(3.0%)	**540**	552	(2.3%)
(in % of net sales)	**33.5%**	33.9%	(0.4pp)	**29.1%**	29.6%	(0.4pp)
epreciation and amortization (excl. goodwill)	**72**	70	4.1%	**25**	23	5.8%
perating profit	**448**	410	9.2%	**270**	243	11.2%
(in % of net sales)	**9.1%**	8.2%	0.9pp	**14.6%**	13.0%	1.6pp
oodwill amortization	**34**	34	(0.9%)	**11**	12	(3.2%)
oyalty and commission income	**31**	34	(8.0%)	**11**	12	(5.8%)
inancial expenses, net	**44**	69	(36.2%)	**17**	23	(29.0%)
ncome before taxes	**401**	341	17.6%	**254**	220	15.3%
(in % of net sales)	**8.2%**	6.8%	1.4pp	**13.7%**	11.8%	1.9pp
ncome taxes	**155**	130	18.8%	**96**	82	17.4%
(in % of income before taxes)	**38.6%**	38.2%	0.4pp	**37.9%**	37.2%	0.7pp
et income before minority interests	**246**	211	17.0%	**157**	138	14.0%
inority interests	**(13)**	(11)	14.6%	**(7)**	(7)	4.4%
et income	**234**	199	17.1%	**150**	131	14.5%
(in % of net sales)	**4.8%**	4.0%	0.8pp	**8.1%**	7.0%	1.1pp
asic earnings per share (in €)	**5.14**	4.40	16.8%	**3.31**	2.89	14.3%
iluted earnings per share (in €)	**5.14**	-		**3.31**	-	

ounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Income Statement

ɔonsolidated Statement of Cash Flows

)NSOLIDATED STATEMENT OF CASH FLOWS (IFRS) € in millions

	Nine Months **2003**	Nine Months 2002
ɔerating activities:		
come before taxes	**401**	341
ljustments for:		
Depreciation and amortization (incl. goodwill)	**116**	116
Unrealized foreign exchange losses/(gains), net	**32**	(10)
Interest income	**(8)**	(6)
Interest expense	**53**	64
Gains on sale of property, plant and equipment, net	**(4)**	(7)
ɔerating profit before working capital changes	**590**	497
Increase in receivables and other current assets	**(207)**	(273)
Decrease in inventories	**85**	123
Decrease in accounts payable and other current liabilities	**(94)**	(27)
ash provided by operations	**375**	320
Interest paid	**(52)**	(61)
Income taxes paid	**(91)**	(141)
et cash provided by operating activities	**232**	118
ıvesting activities:		
Purchase of goodwill and other intangible assets	**(22)**	(82)
Purchase of property, plant and equipment	**(71)**	(74)
Proceeds from sale of property, plant and equipment	**18**	15
Acquisition of subsidiaries net of cash acquired	**0**	(20)
Acquisition of a 10% participation in FC Bayern München AG	**0**	(77)
Increase in investments and other long-term assets	**(42)**	(10)
Interest received	**8**	6
et cash used in investing activities	**(108)**	(242)
inancing activities:		
(Decrease)/Increase in long-term borrowings	**(74)**	329
Dividends of adidas-Salomon AG	**(45)**	(42)
Dividends to minority shareholders	**(5)**	(3)
Exercised share options	**2**	0
Decrease in short-term borrowings	**0**	(144)
et cash (used in)/provided by financing activities	**(122)**	140
ffect of exchange rates on cash	**(5)**	(7)
ɔecrease)/Increase in cash and cash equivalents	**(2)**	10
ash and cash equivalents at beginning of year	**76**	85
ash and cash equivalents at end of period	**74**	95

ɔunding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

onsolidated Statement of Changes in Equity

NSOLIDATED STATEMENT OF CHANGES IN EQUITY (IFRS) € in millions

	Share capital	Capital surplus	Cumulative translation adjustments	Fair values of financial instruments	Retained earnings	Total
lance at December 31, 2001	**116**	**8**	**10**	**18**	**864**	**1,015**
t income					199	199
vidend payment					(42)	(42)
t loss on cash flow hedges, net of tax				(51)		(51)
t gain on net investments in foreign subsidiaries, net of tax				0		0
rrency translation			(43)			(43)
lance at September 30, 2002	**116**	**8**	**(33)**	**(33)**	**1,021**	**1,079**
lance at December 31, 2002	**116**	**12**	**(57)**	**(41)**	**1,050**	**1,081**
t income					234	234
vidend payment					(45)	(45)
ercised share options	0	2				2
t gain on cash flow hedges, net of tax				5		5
t gain on net investments in foreign subsidiaries, net of tax				1		1
rrency translation			(31)			(31)
lance at September 30, 2003	**116**	**14**	**(88)**	**(34)**	**1,239**	**1,247**

unding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

)TES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (IFRS) AS AT SEPTEMBER 30, 2003

'// BASIS OF PREPARATION

ıe unaudited consolidated interim financial statements of adidas-Salomon AG and its subsidiaries ɔllectively the "Group" or "adidas-Salomon") for the first nine months ending September 30, 2003 ɜre prepared in accordance with accounting principles adopted by the International Accounting andards Board ("International Financial Reporting Standards" – "IFRS"). The Group applied all ternational Financial Reporting Standards and Interpretations of the International Financial ɜporting Standing Interpretations Committee effective as at September 30, 2003.

The accounting policies used in the preparation of the interim financial statements are consis-nt with those in the annual consolidated financial statements for the year ending December 31,)02; additionally, the Group applied IAS 34 "Interim Financial Reporting".

Costs that are incurred unevenly during the financial year are anticipated or deferred in the terim report only if it would be also appropriate to anticipate or defer such costs at the end of the ıancial year.

These interim consolidated financial statements should be read in conjunction with the 2002 ınual consolidated financial statements. The comments contained therein also apply to the ɹarterly financial statements and are not repeated unless explicit reference is made to certain ıanges. The results of operations for the first nine months ending September 30, 2003 are not ɜcessarily indicative of results to be expected for the entire year.

/// SEASONALITY

ıe sales of the Group in certain product categories are seasonal and therefore revenues and :tributable earnings may vary within the fiscal year. As adidas brand sales account for approxi-ıately 80% of the Group's net revenues, sales and earnings tend to be strongest in the first and ıird quarters of the fiscal year. However, shifts in the share of sales and attributable earnings particular product categories, brands or the regional composition may occur throughout the ɜar.

/// EARNINGS PER SHARE

asic earnings per share are calculated by dividing net income by the weighted average number f outstanding shares during the period. This equates to 45,451,898 shares in the first nine months f 2003 (2002: 45,349,200).

Dilutive potential shares have arisen under the management stock option plan of adidas-alomon AG (MSOP), which was implemented in 1999. As none of the required performance criteria ır the exercise of the stock options of Tranche I of the stock option plan have been fulfilled to date, ıis Tranche did not affect the calculation of dilutive earnings per share. However under Tranche II f the stock option plan, dilutive potential shares do impact the diluted earnings per share calcu-ıtion. The weighted average number of shares for calculating dilutive earnings per share is 5,464,661 as at September 30, 2003. In September 2002, dilutive potential shares did not exist.

4 /// SEGMENTAL REPORTING

Financial information in accordance with the management approach is presented on pages 26–27 of this report.

Compared to the 2002 annual financial statements, the TaylorMade-adidas Golf segment does not include Slazenger Golf. At the beginning of January 2002, the Group took over the distribution and licensing rights for the Maxfli and Slazenger Golf brands from the Dunlop Slazenger group. Whereas adidas-Salomon purchased the Maxfli brand in late 2002, the distribution and licensing rights for Slazenger Golf were terminated. Net sales for the Slazenger Golf brand were approxi-mately € 21 million in the first nine months of 2002.

5 /// SHAREHOLDERS' EQUITY

Following the expiration of the second and third exercise period of Tranche II of the management stock option plan of adidas-Salomon AG (MSOP), an additional 17,750 and 13,500 no-par-value bearer shares were issued effective January 16, 2003 and June 30, 2003 respectively. The total number of no-par-value shares thus amounts to 45,453,750. The new shares carry dividend rights as of January 1, 2003.

Accordingly, the stock capital of adidas-Salomon AG was increased by € 45,440 and € 34,560 to a total of € 116,361,600.

Trading of the new shares commenced on January 20 and July 4, 2003 respectively.

6 /// OTHER INFORMATION

As recommended by the Management, a dividend of € 1.00 per share totaling € 45,422,500 was paid for the fiscal year 2002 on May 9, 2003, following the approval of the Annual General Meeting held on May 8.

7 /// SUBSEQUENT EVENTS

Effective October 8, 2003 adidas-Salomon issued a € 400 million convertible bond through its wholly owned Dutch subsidiary, adidas-Salomon International Finance B.V., guaranteed by adidas-Salomon AG. The bond is issued in tranches of € 50,000 each with a maturity up to 15 years. The bond is, at the option of the respective holder, subject to certain conditions, convertible from and including November 18, 2003 up to and including September 20, 2018 into ordinary no-par-value bearer shares of adidas-Salomon AG at the conversion price of € 102.00 which was fixed upon issue. The unconditionally and irrevocably guaranteed interest rate of the bond is 2.5% and will be payable annually in arrears on October 8 of each year, commencing on October 8, 2004. The bond is convertible into approximately 4 million no-par-value shares.

The convertible bond is not callable until October 2009 and callable thereafter by the issuer, subject to a 130% trigger between October 2009 and October 2012 and subject to a 115% trigger between October 2012 and 2015, unconditionally thereafter. Investors have the right to put the bond in October 2009, October 2012 and October 2015.

Herzogenaurach, November 4, 2003 /// The Executive Board of adidas-Salomon AG

;MENTAL INFORMATION BY BRAND € in millions

	Nine Months 2003	Nine Months 2002	3rd Quarter 2003	3rd Quarter 2002
das				
sales	**4,017**	4,050	**1,475**	1,496
ss profit	**1,602**	1,614	**613**	604
ss margin	**39.9%**	39.8%	**41.6%**	40.4%
erating profit	**391**	349	**209**	203
omon				
t sales	**390**	424	**199**	230
ss profit	**159**	176	**89**	109
ss margin	**40.7%**	41.5%	**44.8%**	47.3%
erating profit	**(3)**	(4)	**36**	52
lorMade-adidas Golf				
t sales	**487**	516	**176**	137
oss profit	**228**	255	**81**	69
oss margin	**46.9%**	49.4%	**46.1%**	50.5%
erating profit	**60**	48	**29**	5
/Consolidation				
t sales	**19**	22	**2**	5
oss profit	**177**	132	**51**	36
erating profit	**(1)**	17	**(4)**	(17)
al				
t sales	**4,913**	5,012	**1,853**	1,868
oss profit	**2,166**	2,177	**835**	819
oss margin	**44.1%**	43.4%	**45.0%**	43.8%
erating profit	**448**	410	**270**	243

unding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

egmental Information by Brand

GMENTAL INFORMATION BY REGION € in millions

	Nine Months **2003**	Nine Months 2002	3rd Quarter **2003**	3rd Quarter 2002
rope				
t sales	**2,677**	2,541	**1,020**	988
oss profit	**1,106**	1,011	**445**	392
oss margin	**41.0%**	39.6%	**43.4%**	39.6%
erating profit	**477**	411	**232**	197
rth America				
t sales	**1,249**	1,483	**459**	529
oss profit	**446**	583	**158**	214
oss margin	**34.7%**	38.3%	**33.7%**	39.5%
erating profit	**92**	138	**45**	83
ia				
t sales	**817**	841	**308**	302
oss profit	**390**	412	**151**	144
oss margin	**47.5%**	48.8%	**48.6%**	47.5%
erating profit	**143**	120	**71**	53
tin America				
t sales	**130**	120	**52**	43
oss profit	**51**	48	**21**	16
oss margin	**39.1%**	40.0%	**41.0%**	37.9%
erating profit	**20**	17	**9**	6
/Consolidation				
t sales	**40**	28	**14**	7
oss profit	**172**	123	**60**	53
erating profit	**(283)**	(276)	**(86)**	(96)
tal				
t sales	**4,913**	5,012	**1,853**	1,868
oss profit	**2,166**	2,177	**835**	819
oss margin	**44.1%**	43.4%	**45.0%**	43.8%
erating profit	**448**	410	**270**	243

unding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Segmental Information by Region

(ECUTIVE BOARD ///

ERBERT HAINER
hairman and Chief Executive Officer

LENN BENNETT
lobal Operations

ANFRED IHLE
egal and Environmental Affairs

OSS McMULLIN
orth America

ICHEL PERRAUDIN
uman Resources, Key Projects and Corporate Services

OBIN J. STALKER
inance

RICH STAMMINGER
lobal Marketing

SUPERVISORY BOARD ///

HENRI FILHO
Chairman

DR. HANS FRIDERICHS
Deputy Chairman

FRITZ KAMMERER [1]
Deputy Chairman

SABINE BAUER [1]

GEROLD BRANDT

DAVID BROMILOW

HERBERT MÜLLER [1]

HANS RUPRECHT [1]

CHARLES THOMAS SCOTT

HEIDI THALER-VEH [1]

CHRISTIAN TOURRES

KLAUS WEISS [1]

[1] Employee representative

Biographical information on Executive Board members as well as mandates for all members of both the Executive and Supervisory Boards are available in the 2002 annual report and at www.adidas-Salomon.com.

Management Boards

1ARCH 10 ///	2003 FULL YEAR RESULTS PRESS AND ANALYST CONFERENCE PRESS RELEASE, CONFERENCE CALL AND WEBCAST
1AY 5 ///	FIRST QUARTER 2004 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST
1AY 13 ///	ANNUAL GENERAL MEETING IN FÜRTH (BAVARIA), GERMANY WEBCAST
1AY 14 ///	DIVIDEND PAID*
,UGUST 4 ///	FIRST HALF 2004 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST
1OVEMBER 3 ///	NINE MONTHS 2004 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST

*SUBJECT TO ANNUAL GENERAL MEETING APPROVAL

Financial Calendar 2004

adidas-Salomon AG
WORLD OF SPORTS /// 91074 HERZOGENAURACH /// GERMANY
TEL: +49(0)9132 84-0 /// FAX: +49(0)9132 84-2241
www.adidas-Salomon.com

INVESTOR RELATIONS
TEL: +49(0)9132 84-3584 /// FAX: +49(0)9132 84-3127
e-mail: investor.relations@adidas.de
www.adidas-Salomon.com/en/investor/

adidas-Salomon is a member of DAI (German Share Institute), DIRK (German Investor Relations Association) and NIRI (National Investor Relations Institute, USA).

This report is also available in German.

CONCEPT AND DESIGN
häfelinger+wagner design, munich

Smith, Anja

From: Hainer, Herbert
Sent: Mittwoch, 14. April 2004 13:11
To: Dirian, Gabriele
Subject: RE: Hauptversammlung - Sitzplan Bühne

o.k.
HH

-----Original Message-----
From: Smith, Anja **On Behalf Of** Dirian, Gabriele
Sent: Mittwoch, 14. April 2004 12:36
To: Hainer, Herbert
Subject: Hauptversammlung - Sitzplan Bühne

Sehr geehrter Herr Hainer,

anbei erhalten Sie die Sitzordnung des Aufsichtsrats und des Vorstands unserer diesjährigen Hauptversammlung zur Durchsicht und Freigabe.

Herr Ihle teilte mir mit, dass Sie bereits die von der Hauptversammlung neu zu wählenden Aufsichtsratsmitglieder zur Hauptversammlung eingeladen haben. Für die "neuen" Aufsichtsratsmitglieder werden Sitzplätze in der ersten Reihe reserviert.

Mit freundlichen Grüßen
Gabriele Dirian

<< File: Sitzplan2004.doc >>